









Safer. Smarter. Tyco.™

tyco

2012 Annual Report

Our Promise

We advance safety and security by finding smarter ways to save lives, improve businesses and protect where people live and work.

// CEO LETTER

To Our Stakeholders: I am proud to lead the new Tyco, and honored to introduce this pure-play fire and security company. In my nearly seven years with Tyco, I have had the opportunity to lead a number of the businesses that now form our new company. I've also had the distinct privilege to work closely with, and benefit from the experience of, our former CEO Ed Breen. Ed, who remains as Chairman of our Board of Directors, built Tyco over the past decade into an industry leader through strong financial leadership, a firm commitment to customer and shareholder value, and an unwavering focus on integrity and transparency.



tyco
Safer. Smarter. Tyco.

George R. Oliver Chief Executive Officer

It is upon that solid foundation that we now begin a new chapter in Tyco's history. Our company is well positioned for growth, with over 70,000 employees around the world who have an unmatched passion and commitment to safety and security. Our ability to focus our attention and resources solely on what we do best provides us with an opportunity to enhance our market-leading position in the fire and security industry.

// We Delivered Strong Performance in 2012

As I look back on 2012, I am pleased to report that it was an exciting and memorable year for Tyco. Our key achievements over the past year are highlighted by the successful separation of Tyco International into three independent public companies that are all leaders in their respective industries. The newly formed companies are Flow Control, which simultaneously merged with Pentair, Inc; ADT, the North America residential security business; and the new Tyco, the largest pure-play fire and security provider in the world.

Even as we completed one of the more complex separations of a public company in recent history, we delivered strong operating performance in 2012:

- organic revenue grew 2%, including 3% growth in service revenue and 10% growth in product revenue
- segment operating margin before special items improved 70 basis points to 12.7%
- income from continuing operations before special items increased 13% to $635 million
- earnings per share before special items increased 15% to $1.35
- free cash flow generation continued to be strong, enabling us to fund our organic growth investments, including a 12% increase in research and development (R&D). In addition, we completed seven strategic bolt-on acquisitions and returned nearly $1 billion to shareholders through share repurchases and dividend payments.

// An Exciting Time for the New Tyco

There is a lot of energy and excitement in the new Tyco with the opportunities we have as the leader in a fragmented $100 billion fire and security industry. Being a pure-play operating company means we can focus our efforts more closely on this industry than ever before.

As an operating company it is important that our employees and our businesses are aligned towards common goals and objectives centered on the needs of our customers. To that end, we are currently developing a Tyco Operating System that leverages the combined global capabilities of our fire and security businesses.

The breadth and depth of our company is significant, as we offer comprehensive fire and security solutions globally. Our capabilities include fire detection and suppression, intrusion prevention, video surveillance, access control, retail security solutions and personal breathing apparatus, as well as monitoring, maintenance and service. We have a broad portfolio of innovative products and services that allow us to partner with customers to help them protect people and assets everywhere they do business.

Every day, we fulfill our promise to our customers to design, manufacture, install and service fire protection and security solutions, and we remain focused on finding smarter ways to save lives, improve businesses and protect where people live and work.

// Executing on our Three-Year Growth Strategy

The new Tyco remains dedicated to meeting its commitments to shareholders, with a clear and concise strategy for increased growth and improved operating margins over the next three years. The strategy features three main priorities:

1. ACCELERATE ORGANIC GROWTH A key to accelerating our organic growth is **expanding our technology leadership** through R&D investments in our global products businesses. Our total annual R&D-related spend has grown by over 45% since 2009 to $210 million, and we plan to continue with double-digit annual increases going forward. The increased R&D spend will go towards the development of new products and platforms, targeted solutions for the high-growth markets, and differentiated technology to enhance our services and deliver total lifecycle cost reduction.

> "We expect these initiatives to accelerate our organic revenue growth rate and expand our segment operating margin to 15% to 16% in 2015..."

Over the past year we have introduced several new products that have contributed to our organic growth. In the North America fire services market we unveiled a new lighter and more compact high-pressure Air-Pak for firefighters. We also introduced a new interactive intrusion solution that leveraged the technology from our recent Visonic acquisition. In addition, we developed and introduced an automated fire detection and fire suppression solution for unmanned oil platforms, integrating our infrared imaging flame detection with an extinguishing monitor.

Our installation and services businesses are focused on **accelerating service growth.** Services today represent about 45% of our revenues. In 2012, services grew 3% and we expect to reach 5% over the next three years. We will achieve that target by focusing on the right installation projects that lead to services, leveraging the combined customer base of security and fire to bring expanded service offerings, differentiating our offerings through innovation and improving our customer service via technology and process enhancements.

Today, about 12% of our revenues are generated in our **high-growth markets** where we have continued to deliver strong double-digit growth. We plan to accelerate investment in these high-growth markets to assure that we have the right products, as well as the right design, manufacturing and services footprint to be able to take full advantage of the potential in these markets.

We are also developing differentiated **vertical market solutions** that leverage our combined capabilities and will enable us to increase our market share in key verticals.

2. EXECUTE DISCIPLINED BOLT-ON ACQUISITIONS We expect our disciplined acquisition strategy to provide a key growth platform over the next few years. Our acquisitions have been, and will continue to be, aligned with our organic growth initiatives focused on technology, product expansion and services. In 2012, we added nearly $300 million of revenue on an annualized basis from acquisitions, with solid returns on invested capital. These acquisitions offer a good example of the type and size that we intend to pursue moving forward.

3. DRIVE OPERATIONAL IMPROVEMENTS Combining our commercial security businesses with our fire protection businesses provides a significant opportunity for us to synergize our field offices and business processes and to capitalize on our scale to deliver significant cost savings. We currently have productivity initiatives underway across the company that will support the increased investments required to accelerate growth, while delivering approximately 300 basis points of margin expansion over the next three years. Our strategic sourcing, cost rationalization and "branch-in-a-box" initiatives provide us with significant cost-saving opportunities that are under our control and independent of the global economic environment.

The three priorities that form the foundation for our growth strategy are enabled by a highly experienced leadership team which has defined a company culture focused on alignment and collaboration – and built on our core values of integrity, excellence, accountability and teamwork. Within the new Tyco, we measure our success based on our ability to act in a boundaryless, collaborative fashion to provide the best fire and security solutions for our customers and drive continued growth for our shareholders.

We expect these initiatives to accelerate our organic revenue growth rate and expand our segment operating margin to 15% to 16% in 2015 while generating the strong cash flow necessary to fund continued growth investment.

// Building a Bright Future for Tyco

Coming off a strong performance in 2012, the new Tyco is well positioned to accelerate growth over the next three years. The passion of our people, our innovative products and services, and our loyal customers combine to give us an opportunity for increased market share in a large, global and fragmented industry. As we look ahead, I am confident that we will continue to grow our leadership in the fire and security industry.

I would like to acknowledge the valuable contributions from our people around the world. We are fortunate to have the most dedicated and passionate work force in the industry, led by a seasoned management team supported by an engaged and highly experienced Board of Directors.

The new Tyco builds on a strong and proud legacy of growth, innovation and integrity. We are excited and confident about our future and the opportunities we have to leverage our market-leading position and continue to create shareholder value. To all Tyco shareholders, I offer my sincere thanks for your continued confidence and investment in the new Tyco.



George R. Oliver
Chief Executive Officer

// FINANCIAL HIGHLIGHTS

Selected Financial Data

(In US$ Millions except per share data)	2012	2011	2010
Net revenue	**$10,403**	$10,557	$11,020
(Loss) income from continuing operations attributable to Tyco common shareholders	**(332)**	617	295
Income from continuing operations before special items*	**635**	562	429
Net income attributable to Tyco common shareholders	**472**	1,719	1,130
Diluted (loss) earnings per share from continuing operations attributable to Tyco common shareholders	**$(0.72)**	$1.29	$0.60
Diluted earnings per share from continuing operations before special items*	**1.35**	1.17	0.88

*These are Non-GAAP Financial Measures. See GAAP reconciliations on page 4.

2012 Revenue By Region

(In US$ Billions)



$2.8
Europe, Middle East, Africa
$5.3
North America
$1.9
Asia-Pacific
$0.4
Latin America

2012 Revenue By Segment

(In US$ Millions)



$3,962
North America Systems Installation & Services
$4,341
Rest of World Systems Installation & Services
$2,100
Global Products

$10,403
Net Revenue

// NON-GAAP FINANCIAL MEASURES

The company has presented organic revenue growth for fiscal year 2012. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures and other changes that may not reflect the underlying results and trends of the business (for example, the impact of the 53rd week in 2011). Organic revenue is a useful measure of the company's performance because it excludes items that are not completely under management's control, such as the impact of foreign currency exchange, or that do not reflect the underlying results of the company's existing businesses, such as acquisitions and divestitures. Organic revenue should not be used as a substitute for net revenue calculated in accordance with GAAP, but rather should be used in combination with it in order to better understand the amounts, character and impact of the adjustments to the GAAP results.

The company has presented its income from continuing operations, segment operating income and diluted EPS from continuing operations before special items. Special items include charges and gains that may mask the underlying operating results and/or business trends of the company.

The company utilizes these financial measures before special items to assess overall operating performance and segment-level core operating performance, and to provide insight to management in evaluating operating plan execution and underlying market conditions. Income from continuing operations, segment operating income and diluted EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between these measures and the most comparable GAAP measures (income from continuing operations, operating income and diluted EPS from continuing operations) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges, and other income or charges that may mask the underlying operating results and/or business trends. These measures should not be used as a substitute for the most comparable GAAP measure, but rather should be used in combination with them in order to better understand the amounts, character and impact of any adjustments to the GAAP results.

2012 Organic Growth Reconciliation

(In US$ Millions) (Unaudited)	Net Revenue for the Twelve Months Ended September 30, 2011	(Divestitures)/ Other	Adjusted 2011 Base Revenue	Foreign Currency	Acquisitions	Other	Organic Revenue		Net Revenue for the Twelve Months Ended September 28, 2012
Total Tyco International Ltd.	**$ 10,557**	**$ (401)**	**$ 10,156**	**$ (226)**	**$ 330**	**$ (104)**	**$ 247**	**2.4%**	**$ 10,403**
Service	$ 4,599	$ (25)	$ 4,574	$ (115)	$ 39	$ (27)	$ 127	2.8%	$ 4,598
Products	1,754	13	1,767	(38)	221	(28)	178	10.1%	2,100

Income From Continuing Operations and EPS Before Special Items

(In US$ millions, except per share data) (Unaudited)	Segment Operating Income	Corporate and Other	Total Operating Income	Interest (Expense), Net	Other (Expense), Net	Income Tax (Expense)	Equity (Loss) in Earnings of Unconsolidated Subsidiaries	Non-Controlling Interest (Expense)	(Loss) Income From Continuing Operations Attributable To Tyco Shareholders	Diluted EPS From Continuing Operations Attributable To Tyco Shareholders
2012										
Operating Income (GAAP)	**$1,183**	**($498)**	**$685**	**($190)**	**($454)**	**($348)**	**($26)**	**$1**	**($332)**	**($0.72)**
Restructuring, net	**66**	13	**79**	—	—	(26)	—	—	**53**	**0.11**
Separation costs included in SG&A	**2**	1	**3**	—	—	(1)	—	—	**2**	—
(Gains) / losses on divestitures, net	**7**	7	**14**	—	—	(1)	—	—	**13**	**0.03**
Acquisition / integration costs	**9**	—	**9**	—	—	(3)	—	—	**6**	**0.01**
Asset impairment charges	**25**	—	**25**	—	—	(8)	—	—	**17**	**0.04**
Change in valuation methodology for asbestos	—	111	**111**	—	—	(43)	—	—	**68**	**0.15**
Legacy legal items	**29**	17	**46**	—	—	(11)	—	—	**35**	**0.07**
Former management ERISA reversal	—	(50)	**(50)**	—	—	19	—	—	**(31)**	**(0.07)**
Separation costs	**3**	68	**71**	—	—	(5)	—	—	**66**	**0.14**
Tax items	—	—	—	—	—	285	—	—	**285**	**0.61**
Loss on extinguishment of debt	—	—	—	—	453	—	—	—	**453**	**0.98**
Total Before Special Items	**$1,324**	**($331)**	**$993**	**($190)**	**($1)**	**($142)**	**($26)**	**$1**	**$635**	**$1.35**
2011										
Operating Income (GAAP)	**$1,125**	**($143)**	**$982**	**($213)**	**($5)**	**($134)**	**($12)**	**($1)**	**$617**	**$1.29**
Restructuring, net	**61**	14	**75**	—	—	(21)	—	—	**54**	**0.11**
Restructuring charges in cost of sales and SG&A	**3**	—	**3**	—	—	-	—	—	**3**	**0.01**
(Gains) / losses on divestitures, net	**29**	(253)	**(224)**	—	—	66	—	—	**(158)**	**(0.33)**
Note receivable write-off	—	5	**5**	—	—	-	—	—	**5**	**0.01**
Acquisition / integration costs	**5**	—	**5**	—	—	(2)	—	—	**3**	**0.01**
Legacy legal items	—	20	**20**	—	—	-	—	—	**20**	**0.04**
Tax items	—	—	—	—	—	18	—	—	**18**	**0.03**
Total Before Special Items	**$1,223**	**($357)**	**$866**	**($213)**	**($5)**	**($73)**	**($12)**	**($1)**	**$562**	**$1.17**
2010										
Operating Income (GAAP)	**$967**	**($352)**	**$615**	**($254)**	**($76)**	**$17**	—	**($7)**	**$295**	**$0.60**
Restructuring, net	**91**	7	**98**	—	—	(27)	—	—	**71**	**0.15**
Restructuring charges in cost of sales and SG&A	**2**	7	**9**	—	—	(3)	—	—	**6**	**0.01**
Asset impairment charges	**(4)**	-	**(4)**	—	—	1	—	—	**(3)**	—
ERISA insurance recovery	—	(1)	**(1)**	—	—	-	—	—	**(1)**	—
(Gains) / losses on divestitures, net	**(44)**	5	**(39)**	—	—	(3)	—	—	**(42)**	**(0.09)**
Separation costs	—	10	**10**	—	—	(1)	—	—	**9**	**0.02**
Tax items	—	—	—	—	—	32	—	—	**32**	**0.06**
Loss on extinguishment of debt	—	—	—	—	87	(25)	—	—	**62**	**0.13**
Total Before Special Items	**$1,012**	**($324)**	**$688**	**($254)**	**$11**	**($9)**	—	**($7)**	**$429**	**$0.88**

Installation and Services

The Installation and Services business is a leader in a highly fragmented fire protection and security installation and services marketplace. We have strong brand recognition with a comprehensive portfolio of products and services. We provide customers with deep expertise coupled with a continued partnership through the product and solution lifecycle, from manufacturing and design to installation and service.


tyco

At A Glance

- **Global provider of system design, installation and services**
- **Broad geographic reach**
  Over 1,000 locations in 33 countries
- **Innovative technologies**
- **Diversified customer base**
  Serving over three million customers

Key Brands


tyco
tyco SimplexGrinnell
Sensormatic
WORMALD
ADT*

* Outside North America

Value Drivers

- **North America**
  - Service expansion
  - Integrated solutions
  - Business refresh and modernization cycles
  - Retail performance and growth
- **Rest of World**
  - Service expansion
  - Infrastructure growth in emerging markets
  - Integrated solutions
  - Fire codes and standards evolution

Total Revenue
In US$ Billions


$8.1
$8.4
$8.3
Total Revenue
4.3
4.4
4.3
Rest of World
3.8
4.0
4.0
North America
'10
'11
'12

2012 Revenue by Segment
In US$ Billions


North America
$4.0
47%
Installation
17%
Service (non-recurring)
36%
Service (recurring)
Rest of World
$4.3
43%
Installation
20%
Service (non-recurring)
37%
Service (recurring)

Global Products

The Global Products business offers an extensive portfolio of fire protection and security product solutions with cutting-edge technology capabilities. We are an industry-leading provider of fire protection, security, and life safety products, with well-known and respected brands serving multiple industries.



// FIRE PROTECTION PRODUCTS

At A Glance

- Provider of fire detection and suppression products
- Provider of quality, high-performance products and innovative solutions
- Diverse customer base in a variety of vertical markets with multiple applications

Key Brands



ANSUL
Simplex
Williams
Grinnell
HYGOOD
Chemguard
tyco

Value Drivers

- Growth in industrial sector
- Infrastructure spending
- Fire codes and standards evolution
- Commercial construction and multi-family housing
- Products to reduce risk or lower total installed or lifecycle cost



// SECURITY PRODUCTS

At A Glance

- Leading global developers and manufacturer of access control, video, real-time location solutions and intrusion products
- Comprehensive range of premium security solutions
- Strong market position with large installed base and brand loyalty

Key Brands



tyco
Software House
American Dynamics
DSC
Visonic
For a smart and Secure lifestyle

Value Drivers

- Reputation of quality, reliability, ease of installation
- Technology acceleration
  - Wireless
  - Mobility
  - Edge intelligence
  - Unification and integration
- Strong brands and customer relationships



// LIFE SAFETY PRODUCTS

At A Glance

- Leading global provider of life safety products
- Diversified portfolio of high value products and solutions
- Strategic focus on global growth markets

Key Brands



SCOTT
SAFETY

Value Drivers

- Strong brand and customer relationships
- Cost of ownership
- Advanced technology and reliability

Total Revenue
In US$ Billions



$1.5
$1.8
$2.1
'10
'11
'12

2012 Revenue by Product Groups
In US$ Billions



$2.1
$0.4
Life Safety Products
$0.5
Security Products
$1.2
Fire Protection Products



Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen,
Switzerland

Tele: +41 52 633 02 44
Fax: +41 52 633 02 99

January 22, 2013

Dear Shareholder,

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 6, 2013 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card or cast your vote electronically at your earliest convenience.

On behalf of the Board of Directors, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen

Edward D. Breen
Chairman of the Board of Directors

Tyco International Ltd.
Freier Platz 10, CH-8200 Schaffhausen, Switzerland

(This page intentionally left blank.)

TYCO INTERNATIONAL LTD.

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 6, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 6, 2013 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland for the following purposes:

1. To approve the annual report, the parent company financial statements of Tyco International Ltd. and the consolidated financial statements for the fiscal year ended September 28, 2012;
2. To discharge the Board of Directors from liability for the financial year ended September 28, 2012;
3. To elect the Board of Directors;
4. To elect auditors as follows:
   - 4.a to elect Deloitte AG (Zürich) as statutory auditors until our next annual general meeting;
   - 4.b to ratify appointment of Deloitte & Touche LLP as independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 27, 2013;
   - 4.c to elect PricewaterhouseCoopers AG (Zürich) as special auditors until our next annual general meeting;
5. To approve the following:
   - 5.a the allocation of fiscal year 2012 results;
   - 5.b the payment of ordinary cash dividends in the amount of $0.64 per share out of Tyco's capital contribution reserve in its statutory accounts.
6. To consider a non-binding advisory (consultative) vote to approve executive compensation;
7. To amend our articles of association in order to renew the authorized share capital available for new issuance; and
8. To approve a reduction in the registered share capital.

The meeting will also consider and act on such other business as may properly come before the meeting or any adjournment thereof.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 22, 2013 to each holder of record of Tyco common shares at the close of business on January 7, 2013. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,



Judith A. Reinsdorf
Executive Vice President and General Counsel

January 22, 2013

(This page intentionally left blank.)

TABLE OF CONTENTS

(This page intentionally left blank.)

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 6, 2013. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2012 Annual Report on Form 10-K, which includes Tyco's parent company financial statements and consolidated financial statements for the fiscal year ended September 28, 2012 (the "Annual Report"), is enclosed with these materials.

Tyco has made these materials available to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record" or "registered shareholders") as of the close of business on January 7, 2013, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive Notice of the Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Tyco at +41 52 633 02 44.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 7, 2013 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in Tyco's retirement savings plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

January 7, 2013 is the record date for the Annual General Meeting. On January 7, 2013, there were 465,772,041 common shares outstanding and entitled to vote at the Annual General Meeting. Shareholders registered in our share register with voting rights at the close of business on January 7, 2013 are entitled to vote at the Annual General Meeting, except as provided below. A shareholder who purchases shares from a registered holder after January 7, 2013, but before **March 1, 2013**, and who wishes to vote his or her shares at the Annual General Meeting must (i) ask to be registered as a shareholder with respect to such shares in our share register prior to March 1, 2013 and (ii) obtain a proxy from the registered voting rights record holder of those shares as of the record date. If you are a record holder of our common shares (as opposed to a beneficial shareholder) on the record date but sell your shares prior to the Annual General Meeting, you will not be entitled to vote those shares at the Annual General Meeting.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. However, if you own "Controlled Shares" representing voting power of 15% or more, your ability to vote shares exceeding 15% of the voting power is limited.

Controlled Shares is defined in Article 8 of our Articles of Association and generally refers to shares held directly, indirectly, formally, constructively or beneficially by any individual or entity, or any individuals or entities acting together as a group, subject to certain limitations.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name, as registered shares entitled to voting rights, in our share register operated by our transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the Company officers named in the proxy card or to the independent proxy (see "How Do I Appoint and Vote via an Independent Proxy?" below) named in the proxy card, or to grant a written proxy to any person (who does not need to be a shareholder), or to vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use in which you can elect to appoint Company officers or the independent proxy as your proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under the heading "How do I attend the Annual General Meeting?" and "How do I vote?" Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing your broker, bank or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your common shares, you can vote by following the instructions on your voting instruction card.
- ***By Internet or Telephone:*** you can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card, voting instruction card or in the Notice of internet availability of proxy materials previously sent to you. You can vote using a touchtone telephone by calling 1-800-690-6903.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy. Telephone and Internet voting facilities for stockholders will be available 24 hours a day and will close at 11:59 p.m. EST on March 5, 2013.

How do I vote by proxy given to a company officer?

If you properly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors "FOR" each of the agenda items listed above. Alternatively, you can grant a proxy to the independent proxy as described below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented to the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I appoint and vote via an independent proxy?

If you are a shareholder of record as of the record date, you may authorize the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099, with full rights of substitution, to vote your common shares on your behalf by checking the appropriate box on the enclosed proxy card. If you authorize the independent proxy to vote your shares without giving instructions, your shares will be voted in accordance with the recommendations of the Board of Directors with regard to the items listed in the notice of meeting.

If new agenda items (other than those in the notice of meeting) or new proposals or motions with respect to those agenda items set forth in the notice of meeting are being put forth before the Annual General Meeting, the independent proxy will, in the absence of other specific instructions, vote in accordance with the recommendations of the Board of Directors.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I attend the Annual General Meeting?

All shareholders are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card and a form of photo identification to the Registered Shareholders check-in area, where their ownership will be verified. Those who beneficially own shares should come to the beneficial owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 7, 2013 along with a form of photo identification. Registration will begin at 2:00 p.m. Central European Time and the Annual General Meeting will begin at 3:00 p.m. Central European Time.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board of Directors named on the proxy card; and "FOR" all remaining proposals. For any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, proxies with blank voting instructions will be voted in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Notifying our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you beneficially own your common shares, follow the instructions on the voting instruction card;
- Submitting another proxy card (or voting instruction card if you beneficially own your common shares) with a later date;
- If you are a holder of record, or a beneficial owner with a proxy from the holder of record, voting in person at the Annual General Meeting; or
- If you voted by telephone or the Internet, submitting subsequent voting instructions through the telephone or Internet. If you have granted your proxy to the independent proxy and wish to revoke or change the proxy, you should send a revocation letter, and new proxy, if applicable, directly to the independent proxy, Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021 Zürich, Fax +41 58 258 1099.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and Annual Report will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement and Annual Report, now or in the future, should submit their request to Tyco by telephone at +41 52 633 02 44 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

What proposals are being presented at the Annual General Meeting and what vote is required to approve each proposal?

Tyco intends to present proposals numbered one through eight for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1. Approval of the Annual Report, including Tyco's financial statements.

   The approval of each of the annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 28, 2012 requires the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

2. Discharge of the Board of Directors from liability for the financial year ended September 28, 2012.

   The discharge of the Board of Directors requires the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting, not counting the votes of any member of the Company's Board of Directors or any executive officer of the Company or any votes represented by the Company.

3. Election of the Board of Directors.

   The election of each director nominee requires the affirmative vote of an absolute majority (or in the event of a contested election, a plurality) of the votes cast (in person or by proxy) at the Annual General Meeting.

4. Election and ratification of auditors.

   Each of the election of Deloitte AG (Zürich) as our statutory auditor, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, and the election of PricewaterhouseCoopers AG, Zürich as our special auditing firm requires the affirmative vote of an absolute majority of the votes cast at the Annual General Meeting.

5. The allocation of fiscal year 2012 results and the approval of an ordinary dividend out of the Company's capital contribution reserve.

   The allocation of fiscal year 2012 results and the approval of an ordinary dividend require the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

6. Non-binding advisory (consultative) vote to approve executive compensation.

   The advisory (consultative) vote on executive compensation is non-binding, meaning that our Board of Directors will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

7. To amend our articles of association in order to renew the authorized share capital available for new issuance.

   Amendments to Article 4 paragraph 1 of our Articles of Association (to re-authorize the issuance of share capital for new issuance) require the affirmative vote of two-thirds of the votes represented (in person or by proxy) at the Annual General Meeting.

8. To approve a reduction in registered share capital

   The reduction of the Company's registered share capital requires the affirmative vote of a relative majority of the votes cast (in person or by proxy) at the Annual General Meeting.

What constitutes a quorum?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions, broker non-votes, blank or invalid ballots regarded as present for purposes of establishing the quorum.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. We believe the following proposals will be considered non-routine under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 3 (Election of Directors) and Proposal No. 6 (Advisory (Consultative) Vote on Executive Compensation).

Common shares owned by shareholders electing to abstain from voting or submitting blank votes with respect to the election of directors will be regarded as present at the meeting and counted in the determination of the absolute majority required to approve the election of directors and to approve the election and ratification of our auditors. They will also be regarded as present and counted for purposes of establishing the two-thirds majority required for Proposal No. 7 (renewal of authorized share capital). Therefore, abstentions and blank votes will have the effect of an "AGAINST" vote on such agenda items. Pursuant to our Articles of Association, abstentions, broker non-votes, blank and invalid votes are disregarded for purposes of determining the majority for agenda items requiring the approval of a relative majority of votes cast.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

Who will count the votes?

Broadridge Financial Solutions will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 6, 2012:

Our proxy statement for the 2013 Annual General Meeting, form of proxy card and 2012 Annual Report are available at *www.proxyvote.com.*

As permitted by U.S. Securities and Exchange Commission rules, Tyco is making this Proxy Statement and its Annual Report available to its stockholders electronically via the Internet. On January 22, 2013, we mailed to our stockholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card to the Company

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at one of the addresses set forth below by the times (being local times) and dates specified:

Switzerland:	**United States:**
By 5:00 p.m. on March 5, 2013 by hand or mail at:	By 5:00 p.m. on March 5, 2013 by mail at:
Tyco International Ltd. Freier Platz 10, CH-8200 Schaffhausen, Switzerland	Tyco International Ltd. c/o Broadridge 51 Mercedes Way Edgewood, NY 11717

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

Returning Your Proxy Card to the Independent Proxy

Tyco shareholders wishing to instruct the independent proxy should complete the proxy card as soon as possible and check the appropriate box to appoint the independent proxy. In order to assure that your proxy is received in time to be voted at the meeting by the independent proxy, the proxy card must be completed in accordance with the instructions on it and received at the address set forth below by the time (being local time) and date specified:

By 11:00 a.m. on March 5, 2013, by hand or mail at:

Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law,
Bahnhofstrasse 70, P.O. Box 1130, CH-8021
Zürich, Switzerland
Fax +41 58 258 1099

Organizational Matters Required by Swiss Law

Admission to the Annual General Meeting

Shareholders who are registered in the share register on January 7, 2013 will receive the proxy statement and proxy cards from us. Beneficial owners of shares will receive an instruction form from their broker, bank, nominee or custodian acting as shareholder of record to indicate how they wish their shares to be voted. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a proxy executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Shareholders of record registered in the share register are entitled to vote and may participate in the Annual General Meeting. Each share carries one vote. The exercise of the voting right is subject to the voting restrictions set out in our Articles of Association, a summary of which is contained in "How many votes do I have?" For further information, refer to "Who is entitled to vote?", "What is the difference between holding shares as a shareholder of record and as a beneficial owner?", "How do I vote by proxy given to a company officer?", "How do I appoint and vote via an independent proxy?" and "How do I attend the Annual General Meeting?"

Shareholders who purchase our shares and, upon application, become registered as shareholders with respect to such shares after **January 7, 2013**, but on or before **March 1, 2013**, and who wish to vote those shares at the Annual General Meeting, will need to obtain a proxy, executed in their favor, from the registered holder of those shares as of the record date to vote their shares in person at the Annual General Meeting. Shareholders registered in our share register (as opposed to beneficial shareholders) who have sold their shares prior to the Annual General Meeting are not entitled to vote those shares.

Granting of Proxy

If you are a shareholder of record and do not wish to attend the Annual General Meeting, you have the right to grant your voting proxy directly to the Company officers named in the proxy card. Alternatively, you can appoint Dr. Harald Maag, Bratschi Wiederkehr & Buob, Attorneys-at-Law, Bahnhofstrasse 70, P.O. Box 1130, CH-8021, Zürich, Switzerland, Fax +41 58 258 1099, as independent proxy, in accordance with Article 689c of the Swiss Code of Obligations, with full rights of substitution, by checking the appropriate box on the enclosed proxy card, or grant a written proxy to any other person, which person does not need to be a shareholder. For further information, refer to "How do I vote by proxy given to a company officer?" and "How do I appoint and vote via an independent proxy?"

The proxies granted to the independent proxy must be received by the independent proxy no later than March 5, 2013, 11:00 a.m. Central European time.

Registered shareholders who have appointed a Company officer or the independent proxy as a proxy may not vote in person at the meeting or send a proxy of their choice to the meeting, unless they revoke or change their proxies. Revocations must be received by the independent proxy no later than March 5, 2013, 11:00 a.m. Central European time. Registered shareholders who have appointed a Company officer as their proxy may revoke their proxy at any time before the vote is taken at the Annual General Meeting. However, a written revocation must be received by the Secretary in sufficient time to permit the necessary examination and tabulation of the subsequent revocation. Written revocations should be directed to the Secretary of the Company at the same addresses listed above used for proxy submissions.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company officer acting as proxy and the independent proxy will vote according to the recommendations of the Board of Directors. If new agenda items (other than those on the agenda) or new proposals or motions regarding agenda items set out in the invitation to the Annual General Meeting are being put forth before the meeting, the Company officer acting as proxy will vote in accordance with the recommendations of the Board of Directors, as will the independent proxy in the absence of other specific instructions.

Beneficial owners who have not obtained a proxy, executed in their favor, from their broker, custodian or other nominee, are not entitled to vote in person at, or participate in, the Annual General Meeting.

For further information, refer to "What is the difference between holding shares as a shareholder of record and as a beneficial owner?"

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with Article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than March 5, 2013, 2:00 p.m. Central European time at the Registered Shareholders check-in area.

Tyco Annual Report

The Tyco International Ltd. 2012 Annual Report containing the Company's audited consolidated financial statements with accompanying notes and its audited Swiss statutory financial statements prepared in accordance with Swiss law, which include required Swiss disclosures, is available on the Company's web site in the Investor Relations Section at *www.tyco.com*. Copies of this document may be obtained without charge by contacting Tyco by phone at +41 52 633 02 44. Copies may also be obtained without charge by contacting Investor Relations in writing, or may be physically inspected, at the offices of Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

PROPOSAL NUMBER ONE—APPROVAL OF THE ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report to Shareholders for the fiscal year ended September 28, 2012, which accompanies this Proxy Statement, includes the parent company financial statements of Tyco International Ltd. (which do not consolidate the results of operations for Tyco's subsidiaries) and Tyco's consolidated financial statements for the year ended September 28, 2012, and contains the reports of our statutory auditor and our independent registered public accounting firm, as well as information on Tyco's business, organization and strategy. Copies of our 2012 Annual Report and this proxy statement are available on the Internet in the Investor Relations section of our website at *www.tyco.com*.

Deloitte AG (Zürich), as the Company's statutory auditor, has issued an unqualified recommendation to the Annual General Meeting that Tyco International Ltd's parent company financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the financial statements for the period ended September 28, 2012 comply with Swiss law and the Company's Articles of Association.

Deloitte AG (Zürich) has also issued a recommendation to the Annual General Meeting that the Company's consolidated financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd., the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Representatives of Deloitte AG (Zürich), will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

Under Swiss law, our annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 28, 2012 must be submitted to shareholders for approval at each annual general meeting. Approval of the annual report and financial statements requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board of Directors unanimously recommends that shareholders vote FOR approval of the Company's annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 28, 2012.

PROPOSAL NUMBER TWO—DISCHARGE OF THE BOARD OF DIRECTORS FROM LIABILITY FOR THE FINANCIAL YEAR ENDED SEPTEMBER 28, 2012

The Board proposes that the members of the Board of Directors be discharged from liability for the financial year ended September 28, 2012.

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors from liability for their activities during the year ended September 28, 2012. This discharge excludes liability for claims brought by the Company or shareholders against the members of the Board of Directors for activities carried out during the year ended September 28, 2012 relating to facts that have not been disclosed to shareholders. Registered shareholders that do not vote in favor of this agenda item are not bound by the result for a period ending six months after the vote.

The discharge of the Board of Directors requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR the discharge of the members of the Board of Directors from liability for activities during the year ended September 28, 2012.

PROPOSAL NUMBER THREE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2013 Annual General Meeting a slate of ten nominees, all of whom are currently serving on the Board. The nominees are Ms. Wijnberg, Dr. O'Neill and Messrs. Breen, Daniels, Drendel, Duperreault, Gupta, Krol, Oliver and Yost. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. In accordance with our Articles of Association, the term of office for members of the Board of Directors commences upon election and terminates on the first Annual General Meeting of Shareholders following election. The Nominating and Governance Committee has not nominated Mr. William Stavropoulos, a current Board member, for election at the 2013 Annual General Meeting because Mr. Stavropoulos has decided not to stand for election to another term on our Board, effective as of the end of his current term. The Board wishes to thank Mr. Stavropoulos for his significant contributions to Tyco during his six years of service on the Board. In addition, in connection with the spin-off of ADT on September 28, 2012, Messrs. Timothy Donahue, Bruce Gordon and Dinesh Paliwal resigned from Tyco's Board. The Board wishes to thank each of these individuals for their respective service on the Board.

Current Directors Nominated for Re-Election

Edward D. Breen—Mr. Breen, age 56, was our Chairman and Chief Executive Officer from July 2002 to September 2012. Upon completion of the spin-offs of ADT and Tyco Flow Control in September 2012, Mr. Breen stepped down from his role as Chief Executive Officer and continued as Chairman of the Board of Directors. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen was a director of McLeod USA Incorporated from 2001 to 2005 and Comcast Corporation from 2005 to 2011. Mr. Breen is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm. Mr. Breen's extensive experience and leadership in the communications and technology equipment industries, including the cable and broadband industries, and his service as our Chief Executive Officer from 2002 to 2012, render him qualified to serve as one of our directors.

Michael E. Daniels—Mr. Daniels, age 58, joined our Board in March 2010. He is the Senior Vice President of the Global Technology Services group of International Business Machines Corporation, a business and IT services company with operations in more than 160 countries around the world. In his current role at IBM, Mr. Daniels has worldwide responsibility for IBM's Global Services business operations in outsourcing services, integrated technology services, maintenance, and Global Business Services, the consulting and applications management arm of Global Services. Since joining IBM in 1976, Mr. Daniels has held a number of leadership positions in sales, marketing, and services, and was general manager of several sales and services businesses, including IBM's Sales and Distribution operations in the United States, Canada and Latin America, its Global Services team in the Asia Pacific region, Product Support Services, Availability Services, and Systems Solutions. Mr. Daniels is a graduate of the Holy Cross College in Massachusetts with a degree in political science, and is also a trustee of Holy Cross. Mr. Daniels' qualifications to serve on our board include his extensive global business experience with IBM, his sales, marketing and services expertise and his deep understanding of enterprise technology.

Frank M. Drendel—Mr. Drendel, age 67, is currently Non-Executive Chairman of the Board of CommScope Holding Company, Inc., a private company. Prior to the acquisition of CommScope by funds affiliated with The Carlyle Group in January 2011, Mr. Drendel served as Chief Executive Officer of CommScope from its founding in 1976. He also served as Chairman since July 1997, when CommScope was spun-off from General Instrument Corporation and became an independent publicly traded company on the NYSE. While at CommScope, Mr. Drendel also served as a director of GI Delaware, a subsidiary of General Instrument Corporation, and its predecessors from 1987 to 1992, a director of General Instrument Corporation from 1992 until 1997, and a director of NextLevel Systems, Inc. (which was renamed General Instrument Corporation) from 1997 until January 2000. Mr. Drendel was formerly a director of Sprint Nextel Corporation from 2005 to 2008 and a director of Nextel Communications, Inc. from 1997 to 2005. Mr. Drendel is a director of the National Cable & Telecommunications Association. He holds a bachelor's degree in marketing from Northern Illinois University. Mr. Drendel's qualifications to serve on our board include his extensive experience as an executive officer in the data communications and technology industries.

Brian Duperreault—Mr. Duperreault, age 65, joined our Board in March 2004. Mr. Duperreault served as President, Chief Executive Officer and director of Marsh & McLennan Companies, Inc. from January 2008 until his retirement in December 2012. Previously he served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault is a member of the Board of Directors of the International Insurance Society, the IESE Business School and the Insurance Information Institute. He also serves as Chairman of the Federal Advisory Committee on Insurance, the Board of Overseers of the School of Risk Management of St. John's University and the Bermuda Institute of Ocean Sciences. Previously, Mr. Duperreault also served as a director of the Bank of N.T. Butterfield & Son, Ltd., a provider of international financial services. Mr. Duperreault is our Lead Director and Chair of the Company's Nominating and Governance Committee. Mr. Duperreault's qualifications to serve on the board include his extensive experience as an executive and board member of publicly traded companies, his experience in risk management and his global business experience and leadership.

Rajiv L. Gupta—Mr. Gupta, age 67, joined our Board in March 2005. Mr. Gupta served as Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to 2009. He served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of the Vanguard Group, Hewlett-Packard Company, Delphi Automotive, plc and the private companies Affle, Pte Ltd, Symphony IRI Group and Stroz Friedberg LLC. He serves as Chairman of Avantor Performance Materials, Inc., a privately held maker of performance materials. He is also a trustee of The Conference Board, and a senior advisor of New Mountain Capital LLC. Mr. Gupta is the Chair of the Company's Compensation and Human Resources Committee. Mr. Gupta's qualifications to serve on the board include his broad international leadership experience as an executive at Rohm and Haas, his engineering and science background, and his corporate governance experience as a board member and executive in several publicly traded and private companies.

John A. Krol—Mr. Krol, age 76, joined our Board in August 2002. Mr. Krol served as the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as chairman of the board of Delphi Automotive, plc. He also served as a director of ACE Limited, Pacolet-Milliken and MeadWestvaco Corporation, a global packaging solutions company. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry. Mr. Krol's qualifications to serve on the board include his extensive leadership and corporate governance experience as an executive and as the former chairman and chief executive of DuPont, his engineering and science background and his well developed business acumen gained over decades of experience as an advisor and as a board member of numerous publicly traded and private companies.

George R. Oliver—Mr. Oliver, age 52, is our Chief Executive Officer. He joined Tyco in July 2006, serving as president of Tyco Safety Products from 2006 to 2010 and as president of Tyco Electrical & Metal Products from 2007 through 2010. He was appointed president of Tyco Fire Protection in 2011. Before joining Tyco, he served in operational leadership roles of increasing responsibility at several General Electric divisions. Mr. Oliver serves as a director on the board of Atkore International Inc., an equity investment of Tyco, and is a trustee of Worcester Polytechnic Institute. Mr.Oliver has a bachelor's degree in mechanical engineering from Worcester Polytechnic Institute. Mr. Oliver's qualifications to serve on the board include his extensive leadership experience as an executive and his position as the Chief Executive Officer of Tyco.

Brendan R. O'Neill—Dr. O'Neill, age 64, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Informa plc and Towers Watson & Co. He chairs the Audit Committee of Informa plc. Dr. O'Neill was also a director of Rank Group, a hospitality and leisure business from 2005 to 2007 and Aegis Group Plc, a global market research company, from 2005 to 2009. Dr. O'Neill is the Chair of the Audit Committee. Dr. O'Neill is qualified to serve on the board because of his extensive experience in executive positions, his service as a director for a broad spectrum of international companies and his financial acumen and understanding of accounting principles.

Sandra S. Wijnberg—Ms. Wijnberg, age 56, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC, a registered investment advisor. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc., Ms. Wijnberg served as a Senior Vice President and Treasurer of Yum! Brands (previously Tricon Global Restaurants, Inc.) and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg also served on the board of Tyco Electronics Ltd., a manufacturer of electronic parts and equipment, from 2007 to 2009. Ms Wijnberg's qualifications to serve on the board include her significant experience as an executive in leadership positions in financial services companies and her financial acumen gained as the chief financial officer of a publicly traded company.

R. David Yost—Mr. Yost, age 65, joined our Board in March 2009. Mr. Yost served as Director and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from August 2001 to June 30, 2011 when he retired. He was President of AmerisourceBergen from August 2001 to October 2002, Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001, and President and Chief Executive Officer of AmeriSource from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 1997. Mr. Yost also serves as a director of Exelis Inc., a diversified global aerospace, defense and information solutions company, Marsh & McLennan Companies, Inc., and Bank of America. Mr. Yost is a graduate of the U.S. Air Force Academy and holds an M.B.A. from the University of California, Los Angeles. Mr. Yost's qualifications to serve on the board include his extensive leadership and corporate governance experience gained as the chief executive and director of a large publicly traded company in the pharmaceutical industry.

Election of each Director requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy (so long as the number of candidates does not exceed the number of Board positions available), whereby blank votes and abstentions are included in establishing the number of votes cast. Shareholders are entitled to one vote per share for each of the Directors to be elected.

The Board unanimously recommends that shareholders vote FOR the election of all of the nominees for Director to serve until the next Annual General Meeting.

PROPOSAL NUMBER FOUR—ELECTION OF AUDITORS

Proposal 4.a—Appointment of Statutory Auditors

Our shareholders must elect a firm as statutory auditor. The statutory auditor's main task is to audit our consolidated financial statements and parent company financial statements that are required under Swiss law. The Board has recommended that Deloitte AG (Zürich), General Guisan-Quai 38, 8002 Zürich, Switzerland, be elected as our statutory auditor for our consolidated financial statements and the parent company financial statements of Tyco International Ltd.

Representatives of Deloitte AG (Zürich) will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

For independent auditor fee information and information on our pre-approval policy of audit and non-audit services, see Proposal 4.b below. Please also see the Audit Committee Report included in this Proxy Statement for additional information about our statutory auditors.

The appointment of the statutory auditors requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend a vote FOR the election of Deloitte AG (Zürich) as the Company's statutory auditor until our next annual ordinary general meeting.

Proposal 4.b—Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors recommends that shareholders ratify the appointment of Deloitte & Touche LLP (United States), Two World Financial Center, New York, NY 10281-1414, an affiliate of Deloitte AG (Zürich), as Tyco's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 27, 2013.

The Audit Committee is responsible for the annual retention of our independent registered public accounting firm, subject to shareholder approval at the Annual General Meeting. The Audit Committee is directly responsible for the appointment, compensation, oversight and evaluation of performance of the work of the external auditors. The Audit Committee has recommended the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 27, 2013.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to Tyco by Deloitte AG (Zürich) and Deloitte & Touche LLP (collectively "Deloitte") as of and for the fiscal years ended September 28, 2012 and September 30, 2011 are set forth below. The aggregate fees included are fees billed or reasonably expected to be billed for the applicable fiscal year.

	Fiscal Year 2012 (in millions)	Fiscal Year 2011 (in millions)
Audit Fees	$23.6	$24.4
Audit-Related Fees	$17.7	0.4
Tax Fees	$ 1.2	0.2
Total	$42.5	$25.0

Audit Fees for the fiscal years ended September 28, 2012 and September 30, 2011 were for professional services rendered for the integrated audits of our consolidated financial statements and internal controls over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Tyco's Quarterly Reports on Form 10-Q, statutory audits, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements. Approximately $630,000 of statutory audit fees that were approved during fiscal 2012 related to Tyco Flow Control entities are excluded from these amounts as all or a portion of these fees are for the account of Pentair.

Audit-Related Fees for the fiscal years ended September 28, 2012 were primarily related to services rendered in connection with the Company's spin-offs of ADT and Tyco Flow Control (and subsequent combination of Tyco Flow Control and Pentair, Inc.), including audits of carve-out financial statements for ADT and Tyco Flow Control. Fees for the fiscal year ended September 30, 2011 were primarily related to services rendered in connection with the Company's sale of a majority interest in its Electrical and Metal Products business, its acquisition of Signature Security, and for compliance with regulatory requirements.

Tax Fees as of the fiscal years ended September 28, 2012 and September 30, 2011 were for tax compliance services.

None of the services described above were approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors for a specific service when the entire Committee is unable to do so. All such pre-approvals must be reported to the Audit Committee at the next Committee meeting.

Please see the Audit Committee Report included in this proxy statement for additional information about Deloitte & Touche LLP. The appointment of the independent registered public accounting firm requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend that shareholders vote FOR the ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm.

Proposal 4.c—Appointment of Special Auditors

Under Swiss law, special reports by an auditor are required in connection with certain corporate transactions, including certain types of increases or decreases in share capital. Because of the auditor independence requirements under U.S. Federal securities laws, we do not believe Deloitte AG (Zürich) can act as our special auditing firm with respect to certain types of corporate transactions.

Our Board of Directors has recommended that the election of PricewaterhouseCoopers AG (Zürich) Birchstrasse 160, CH-8050 Zürich, Switzerland as special auditing firm until our next annual general meeting be submitted for consideration at the 2013 Annual General Meeting.

The appointment of the special auditors requires the affirmative vote of an absolute majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby blank votes and abstentions are included in establishing the number of votes cast.

The Audit Committee and the Board unanimously recommend that shareholders vote FOR the appointment of PricewaterhouseCoopers AG (Zürich) as the Company's special auditing firm until our next annual general meeting.

PROPOSAL NUMBER FIVE—ALLOCATION OF FISCAL YEAR 2012 RESULTS AND APPROVAL OF ORDINARY DIVIDEND

Proposal 5(a)—Allocation of Fiscal Year 2012 Results

The Board of Directors proposes that the Company's net income as shown below be used to reduce the Company's allocated deficit in its statutory accounts. The Company's net income for fiscal 2012 increases total shareholders' equity in the Company's statutory accounts. The proposed corresponding reduction of accumulated deficit does not have an impact on net equity. The Company's net income in its standalone statutory accounts for fiscal 2012 is derived primarily from intercompany transactions in fiscal 2012, and is separate from the Company's net income reported in its consolidated financial statements presented in accordance with U.S. generally accepted accounting principles. The following table shows the appropriation of net income in Swiss francs and U.S. dollars (converted from Swiss francs as of September 28, 2012) as proposed by the Board:

	Swiss francs	U.S. dollars
Accumulated deficit, beginning of period	CHF (27,086,849,774)	$(28,850,203,694)
Net income	CHF 6,683,238,401	$ 7,118,317,221
Accumulated deficit, carried forward	CHF (20,403,611,373)	$(21,731,886,473)

The Board of Directors proposes that the Company's net income of CHF 6,683,238,401 be used to reduce the accumulated deficit in accordance with the table above. Under Swiss law, the allocation of the Company's balance sheet results is customarily submitted to shareholders for resolution at each annual general meeting.

The allocation of fiscal 2012 results requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR using the Company's net income to reduce the accumulated deficit.

Proposal 5(b)—Approval of an Ordinary Cash Dividend

The Board of Directors proposes that ordinary cash dividend in the amount of $0.64 per share be made out of the Company's "contributed surplus" equity position in its statutory accounts. Payment of the dividend will be made in four equal quarterly installments of $0.16 in May 2013, August 2013, November 2013 and February 2014 at such times and with such record dates as shall be determined by our Board of Directors. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's contributed surplus in its statutory accounts, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's contributed surplus shall not exceed CHF 600 million (or approximately $1.40 per share based on the USD / CHF exchange rate of CHF 0.92 per $1.00 in effect on January 7, 2013). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction in contributed surplus shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment. The Board's proposal is accompanied by a report by the auditor,

Deloitte AG (Zürich), as state supervised auditing enterprise, who will be present at the meeting. The auditor's report states that the proposed dividend complies with Swiss law.

The approval of an ordinary cash dividend requires the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR the approval of the payment of an ordinary cash dividend.

PROPOSAL NUMBER SIX—ADVISORY (CONSULTATIVE) VOTE ON EXECUTIVE COMPENSATION

Proposal 6—Non-Binding Advisory (Consultative) Vote on Executive Compensation

The Board recognizes that providing stockholders with an advisory vote on executive compensation can produce useful information on investor sentiment with regard to the Company's executive compensation programs. As a result, this proposal provides shareholders with the opportunity to cast an advisory (consultative) vote on the compensation of our executive management team, as described in the section of this Proxy Statement entitled "Executive Compensation Report," and endorse or not endorse our fiscal 2012 executive compensation philosophy, programs and policies and the compensation paid to the Named Executive Officers.

In considering their vote, shareholders should review with care the information regarding the structure of our executive compensation programs, the executive compensation philosophy, and the decisions made during fiscal 2012 by the Compensation Committee, in particular as they relate to the new management team following the spin-offs of the Company's North American residential and small business and flow control businesses at the end of the fiscal year (the "Separation"). Shareholders should note that the compensation paid to our executives continues to reflect our commitment to pay for performance. For our CEO, over 85% of targeted direct pay continues to be in the form of at-risk performance-based compensation. In addition, following the Separation, we continue to maintain a strong compensation governance framework overseen by an independent Compensation Committee.

The advisory (consultative) vote on the Executive Officer Compensation Report is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

Although the vote is non-binding, our Board and the Compensation Committee will review the voting results. To the extent there is a significant negative vote, we would communicate directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

The Board unanimously recommends that shareholders support this proposal and vote FOR the following resolution:

"RESOLVED, that shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Executive Compensation Report of this Proxy Statement."

PROPOSAL NUMBER SEVEN—RENEWAL OF AUTHORIZED SHARE CAPITAL

The Company is seeking shareholder approval to amend Article 4 paragraph 1 of its Articles of Association to extend the timeline for the authorized share capital by two years. Pursuant to Swiss law, an authorization by shareholders to allow the Board to issue additional shares expires after two years and is limited to a maximum of 50% of the issued share capital. Shareholders last authorized the Board to issue additional share capital at the Company's annual general meeting in March 2011. A renewal of the two year authorization requires a shareholder vote and a corresponding amendment to the Articles of Association. In order to provide the Board with the flexibility permitted by Swiss law, the Board proposes to renew its authorization to issue additional share capital to March 6, 2015 and to amend the Articles of Association as follows:

current version	*proposed version (if approved, Proposal 8 would further amend this Article).*
Article 4: Authorized Share Capital	**Article 4: Authorized Share Capital**
(1) The Board of Directors is authorized to increase the share capital, in one or several Steps until 9 March 2013, by a maximum amount of CHF 1'628'100'000.00 by issuing a maximum of 243'000'000 fully paid up Shares with a par value of CHF 6.70 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts shall be permissible.	(1) The Board of Directors is authorized to increase the share capital, in one or several Steps until 6 March 2015, by a maximum amount of CHF 1'628'100'000.00 by issuing a maximum of 243'000'000 fully paid up Shares with a par value of CHF 6.70 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts shall be permissible.
German (authoritive) version	
Artikel 4: Genehmigtes Aktienkapital	**Artikel 4: Genehmigtes Aktienkapital**
1) Der Verwaltungsrat ist ermächtigt, das Aktienkapital in einem oder mehreren Schritten bis zum 9. März 2013 im Maximalbetrag von CHF 1'628'100'000.00 durch Ausgabe von höchstens 243'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.	1) Der Verwaltungsrat ist ermächtigt, das Aktienkapital in einem oder mehreren Schritten bis zum 6. März 2015 im Maximalbetrag von CHF 1'628'100'000.00 durch Ausgabe von höchstens 243'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.

The renewal of authorized share capital and the corresponding amendment to the Articles of Association require the affirmative vote of two-thirds of the votes represented (in person or by proxy) whereby abstentions, broker non-votes, blank and invalid votes are included in establishing the number of votes represented at the Annual General Meeting

The Board unanimously recommends that shareholders vote FOR the approval to renew the authorized share capital through March 6, 2015 and to amend the Articles of Association accordingly.

PROPOSAL NUMBER EIGHT—REDUCTION OF REGISTERED SHARE CAPITAL

The Board proposes to reduce the Company's registered share capital by CHF 6.20 per share, which would reduce the aggregate registered share capital of the Company from CHF 3,258,632,435 to CHF 243,181,525, and correspondingly increase the Company's contributed surplus by CHF 3,015,450,910. The purpose of reducing registered share capital and increasing contributed surplus by a corresponding amount is to provide the Company with more flexibility in making distributions to shareholders. Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Payments may be made out of registered share capital—the aggregate par value of a company's registered shares—only by way of a capital reduction. Like a distribution out of contributed surplus, a capital reduction would require shareholder approval. However, a capital reduction also requires notice to creditors, which would effectively delay the implementation of a capital reduction for a minimum of two months. In addition, if we needed to raise common equity capital at a time when the trading price of our shares is below the par value of the shares, we would need to initiate a capital decrease at that stage which would in effect require us to obtain shareholder approval to complete the transaction. Obtaining shareholder approval would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders, which would delay any capital raising plans at a time when speed to market could be critical. As a result of the spin-offs of ADT and Tyco Flow Control, the trading price of our shares has been significantly lowered, while the par value of our shares has remained constant. As a result, the Board proposes to reduce the par value of each of our shares by CHF 6.20 to CHF 0.50 per share and allocate corresponding amounts to contributed surplus.

The Board's proposal is conditioned on the receipt of a report provided by the auditor, Pricewaterhouse Coopers AG, as state supervised auditing enterprise in accordance with Article 732 paragraph 2 of the Swiss Code of Obligations, who will be present at the meeting. The auditor's report is expected to state that claims by creditors are fully covered notwithstanding the reduction of share capital pursuant to this proposal and is available for inspection by the shareholders at our registered seat no later than 20 days prior to the Annual General Meeting.

The reduction of share capital will only be accomplished after publication of the notice to creditors in accordance with Article 733 of the Swiss Code of Obligations. Such notice to creditors will be published after the Annual General Meeting in the Swiss Commercial Gazette. Creditors may file claims and demand payment or security within two months of the date of the third and last publication. The share capital may only be reduced once the two-month period for filing claims has expired and all claims filed have been satisfied or secured. In addition, the reduction can only be registered in the Commercial Register once it has been determined in a notarized document stating that all above requirements have been fulfilled.

Accordingly the Board of Director proposes:

(1) The reduce the share capital of the Company from CHF 3,258,632,435 by CHF 3,015,450,910 to CHF 243,181,525 by reducing the par value of each share from CHF 6.70 to CHF 0.50 per share and allocate CHF 3,015,450,910 to capital surplus;

(2) To declare, as a result of the audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of the share capital;

(3) To amend Article 3 paragraph 1, Article 4 paragraph 1, Article 5 paragraph 1 and Article 6 paragraph 1 of the Articles of Association of the Company on completion of the capital reduction as follows:

current version	*proposed version*
Article 3: Share Capital	**Article 3: Share Capital**
(1) The share capital of the Company amounts to CHF 3'258'632'435.00 and is divided into 486'363'050 registered shares with a nominal value of CHF 6.70 per share. The share capital is fully paid-in.	(1) The share capital of the Company amounts to CHF 243'181'525.00 and is divided into 486'363'050 registered shares with a nominal value of CHF 0.50 per share. The share capital is fully paid-in.

current version	*proposed version*
German (authoritive) version	
Artikel 3: Aktienkapital	**Artikel 3: Aktienkapital**
(1) Das Aktienkapital der Gesellschaft beträgt CHF 3'258'632'435.00 und ist eingeteilt in 486'363'050 Namenaktien im Nennwert von CHF 6.70 je Aktie. Das Aktienkapital ist vollständig liberiert.	(1) Das Aktienkapital der Gesellschaft beträgt CHF 243'181'525.00 und ist eingeteilt in 486'363'050 Namenaktien im Nennwert von CHF 0.50 je Aktie. Das Aktienkapital ist vollständig liberiert.

current version (prior to adoption of Proposal 7 above)	*proposed version (assumes adoption of Proposal 7 above)*
Article 4: Authorized Share Capital	**Article 4: Authorized Share Capital**
(1) The Board of Directors is authorized to increase the share capital, in on one or several Steps until 9 March 2013, by a maximum amount of CHF 1'628'100'000.00 by issuing a maximum of 243'000'000 fully paid up Shares with a par value of CHF 6.70 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts shall be permissible.	(1) The Board of Directors is authorized to increase the share capital, in on one or several Steps until 6 March 2015, by a maximum amount of CHF 121'500'000.00 by issuing a maximum of 243'000'000 fully paid up Shares with a par value of CHF 0.50 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts shall be permissible.
German (authoritive) version	
Artikel 4: Genehmigtes Aktienkapital	**Artikel 4: Genehmigtes Aktienkapital**
(1) Der Verwaltungsrat ist ermächtigt, das Aktienkapital in einem oder mehreren Schritten bis zum 9. März 2013 im Maximalbetrag von CHF 1'628'100'000.00 durch Ausgabe von höchstens 243'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.	(1) Der Verwaltungsrat ist ermächtigt, das Aktienkapital in einem oder mehreren Schritten bis zum 6. März 2015 im Maximalbetrag von CHF 121'500'000.00 durch Ausgabe von höchstens 243'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.

current version

Article 5: Conditional Share Capital for Bonds and Similar Debt Instruments

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 321'127'717.00 through the issue of a maximum of 47,929,510 registered shares, payable in full, each with a nominal value of CHF 6.70 through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Artikel 5: Bedingtes Aktienkapital für Anleihensobligationen und ähnliche Instrumente der Fremdfinanzierung

(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 321'127'717.00 durch Ausgabe von höchstens 47'929'510 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie erhöht durch die Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften emittierten oder noch zu emittierenden Anleihensobligationen, Notes oder ähnlichen Instrumenten eingeräumt wurden oder werden, einschliesslich Wandelanleihen.

proposed version

Article 5: Conditional Share Capital for Bonds and Similar Debt Instruments

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 23'964'755.00 through the issue of a maximum of 47,929,510 registered shares, payable in full, each with a nominal value of CHF 0.50 through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Artikel 5: Bedingtes Aktienkapital für Anleihensobligationen und ähnliche Instrumente der Fremdfinanzierung

(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 23'964'755.00 durch Ausgabe von höchstens 47'929'510 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie erhöht durch die Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften emittierten oder noch zu emittierenden Anleihensobligationen, Notes oder ähnlichen Instrumenten eingeräumt wurden oder werden, einschliesslich Wandelanleihen.

current version

Article 6: Conditional Share Capital for Employee Benefit Plans

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 321'127'717.00 through the issue of a maximum of 47,929,510 registered shares, payable in full, each with a nominal value of CHF 6.70, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary.

proposed version

Article 6: Conditional Share Capital for Employee Benefit Plans

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 23'964'755.00 through the issue of a maximum of 47,929,510 registered shares, payable in full, each with a nominal value of CHF 0.50, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary.

current version	*proposed version*
Artikel 6: Bedingtes Aktienkapital für Mitarbeiterbeteiligungen	**Artikel 6: Bedingtes Aktienkapital für Mitarbeiterbeteiligungen**
(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 321'127'717.00 durch Ausgabe von höchstens 47'929'510 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 6.70 je Aktie erhöht durch die Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder ihrer Tochtergesellschaften sowie Beratern und Mitgliedern des Verwaltungsrates oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden.	(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 23'964'755.00 durch Ausgabe von höchstens 47'929'510 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie erhöht durch die Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder ihrer Tochtergesellschaften sowie Beratern und Mitgliedern des Verwaltungsrates oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden.

The reduction of the registered share capital and the corresponding amendment to the Articles of Association require the affirmative vote of a relative majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy, whereby abstentions, broker non-votes, blank and invalid votes are disregarded in establishing the number of votes cast.

The Board unanimously recommends that shareholders vote FOR the reduction of registered share capital and to amend the Articles of Association accordingly.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "About—Board of Directors." We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing Tyco's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, Tyco's vision and values are enduring. Our governance principles, along with our vision and values, constitute the foundation upon which Tyco's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

Tyco is dedicated to advancing fire safety and security by finding innovative ways to save lives, improve businesses and protect people where they live and work. Our aim is to be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Seek to Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity. We safeguard Company assets. We foster an environment of trust with our co-workers, customers, communities and suppliers. We comply with all Company policies and laws, and create an environment of transparency in which all reporting requirements are met.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' businesses and help them achieve their goals. We serve our customers not only by responding to their needs, but also anticipating them. We are dedicated to diversity, fair treatment, mutual respect and trust. We aspire to produce our products and serve our customers with zero harm to people and the environment.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction across Tyco, and actively work together to keep each other safe.

Accountability: We honor and hold ourselves accountable for the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the best standards of corporate governance for Tyco by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Culture: Build on Tyco's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Tyco-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that financial measures and shareholder return objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of Tyco in the interests of the shareholders and set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about Tyco and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of Tyco.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that Tyco maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that organizational development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving the compensation of senior officers;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure;
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance; and
- periodically monitoring and reviewing shareholder communication.

Board Leadership

The business of Tyco is managed under the direction of Tyco's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of Tyco. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

Upon completion of the spin-offs of ADT and Tyco Flow Control, Mr. Breen stepped down from his position as Chief Executive Officer, and continued in his role as Chairman of the Board. During Mr. Breen's tenure as Chief Executive Officer, the positions of Chairman and Chief Executive Officer were combined because the Board believed that having Mr. Breen act as both Chairman and Chief Executive Officer benefitted Tyco in significant ways, in particular by facilitating efficient and effective board deliberations. Mr. Breen was in a unique position to blend the perspective of both the Board and management and ensure that appropriate matters were presented to the Board. Mr. Breen's long tenure with Tyco and his deep knowledge of Tyco's day-to-day operations and the principal issues and risks facing Tyco enabled him to focus the Board's deliberations on those matters that were most critical to Tyco.

Upon completion of the spin-offs, Mr. Oliver has assumed the Chief Executive Officer position and Mr. Brian Duperreault has become the lead Director. The Board believes that separating the positions of Chairman and Chief Executive Officer at this time is most appropriate for Tyco. To meet their responsibilities of overseeing management and setting strategic direction, as well as fostering the long-term value of the Company, among other responsibilities, directors are required to spend time and energy in successfully navigating a wide variety of issues and guiding the policies and practices of the companies they oversee. To that end, the Board believes that having a separate non-executive Chairman who is responsible, along with the lead Director, for leading the Board will allow Mr. Oliver, as Chief Executive Officer, to focus his time and energy on running the day-to-day operations of the Company, while providing the Board with a degree of continuity of leadership. Further, Mr. Breen and Mr. Oliver have an open and constructive working relationship that the Board believes will allow Mr. Breen to continue to provide wise counsel and ask the tough questions capable of ensuring that the interests of shareholders are being properly served.

Following the spin-offs, Tyco continues to have a strong governance structure, which includes:

- a designated lead independent Director with a well-defined role (Mr. Brian Duperreault, who has been a member of Tyco's Nominating and Governance Committee for the past five years);
- a Board entirely composed of independent members, with the exception of Mr. Breen and Mr. Oliver;
- annual election of directors by a majority of votes represented at the annual general meeting of shareholders;
- committees that are entirely composed of independent Directors; and
- established governance and ethics guidelines.

The lead Director acts as an intermediary between the Board and senior management. Among other things, the lead director is responsible, along with the Chairman, for setting the agenda for Board meetings with Board and management input, facilitating communication among Directors and between the Board and the Chief Executive Officer, and working with the Chief Executive Officer to provide an appropriate information flow to the Board. The lead Director is responsible for calling and chairing executive sessions of the independent Directors. The lead director and the Chairman are expected to foster a cohesive Board that cooperates with the Chief Executive Officer towards the ultimate goal of creating shareholder value.

Board Oversight of Risk

The Board's role in risk oversight at Tyco is consistent with Tyco's leadership structure, with management having day-to-day responsibility for assessing and managing Tyco's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on the most significant risks facing Tyco. The Board performs its risk oversight role in several ways. Board meetings regularly include strategic overviews by the Chief Executive Officer of Tyco that describe the most significant issues, including risks, affecting Tyco. In addition, the Board is regularly provided with business updates from the leader of each of Tyco's reporting segments, and updates from the General Counsel. The Board reviews the risks associated with Tyco's financial forecasts, business plan and operations. These risks are identified and managed in connection with Tyco's robust enterprise risk management ("ERM") process. The Company's ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The Company's ERM includes a formal process to identify and document the key risks to Tyco perceived by a variety of stakeholders in the enterprise, and is presented to the Board at least annually. In addition, as part of the ERM process, members of the Board perform site visits to Company operational sites. The lead Director and management determine the appropriate operational site and the timing of the enterprise risk assessment meeting.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;
- The Compensation and Human Resources Committee reviews and discusses with management the extent to which the Company's compensation policies and practices create or mitigate risks for the Company; and
- The Nominating and Governance Committee reviews and discusses with management the implementation and effectiveness of the Company's corporate governance policies, oversees the ERM process and is deeply involved in key management succession planning.

Board Capabilities

The Tyco Board as a whole is strong in its diversity, vision, strategy and business judgment. It possesses a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets.

The culture of the Board is such that it can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary. The Board strives to be informed, proactive and vigilant in its oversight of Tyco and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are each entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene "special committees" to review material matters being considered by the Board. Special committees report their activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. The number of Directors is set forth in Tyco's Articles of Association.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least five times annually, and additional meetings may be called in accordance with Tyco's articles of association and organizational regulations. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about Tyco's operations and issues. One of these meetings will be scheduled in conjunction with Tyco's annual general meeting of shareholders and Board members are required to be in attendance at the annual general meeting of shareholders either in person or by telephone. The lead Director and the Chairman of the Board, in consultation with the Chief Executive Officer, are responsible for setting meeting agendas with input from the other Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at least annually, and in practice at most Board meetings.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of Tyco, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, analysts, rating agencies and government regulators. The Board has established a process for interested parties to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Office of the Ombudsman. A report summarizing all items received resulting in cases is prepared for the Audit Committee of the Board. The Office of the Ombudsman directs cases to the applicable department (such as customer service, human resources or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or Investor Relations.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of Tyco, as they deem necessary in order to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;
- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters, and report those results to the Board.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Executive Compensation Report for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own Tyco common stock or its equivalent. During fiscal year 2011, the Board approved an increase in the ownership multiple from three times their annual cash retainer to five times the retainer. Directors are expected to attain this minimum stock ownership guideline within five years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guideline as long as the Director does not sell any stock. All but two of our current Directors have met the minimum amount of five times the annual retainer. Both Mr. Daniels and Mr. Drendel joined the Board within the past five years and each of them is expected to reach the minimum stock ownership level within the recommended time period. Mr. Oliver receives no additional compensation for service as a Director.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of Tyco or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, nor have any immediate family members that have worked for, been retained by, or received anything of substantial value from Tyco aside from his or her compensation as a Director;
- have no immediate family member who is an officer of Tyco or its subsidiaries or who has any current or past material relationship with Tyco;
- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;

- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which Tyco's annual sales to, or purchases from, exceed 1% of either entity's annual revenues for the prior fiscal year;
- do not serve, nor does any immediate family member serve, on either the Board of Directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which Tyco or its subsidiaries made charitable contributions or payments in excess of 1% of such organization's charitable receipts in the last fiscal year. In addition, a Director is not independent if he or she serves as a director, trustee, executive officer or similar position of a charitable organization if Tyco made payments to such charitable organization in an amount that exceeds 1% of Tyco's total annual charitable contributions made during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of Mr. Oliver and Mr. Breen, meet these standards and are therefore independent of the Company. The independent Director nominees are Michael E. Daniels, Frank M. Drendel, Brian Duperreault, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, Sandra S. Wijnberg and R. David Yost.

Director Service

Directors are elected by an affirmative vote of an absolute majority of the votes represented (in person or by proxy) by shareholders at the annual general meeting of shareholders. They serve for one-year terms (except in instances where a director is elected during a special meeting), ending on the next succeeding annual general meeting. Each Director must tender his or her resignation from the Board at the annual general meeting of shareholders following his or her 72nd birthday. The Board may, in its discretion, waive this limit in special circumstances, as it has done for Mr. Krol, whom the Nominating and Governance Committee has nominated to serve an additional term in light of his extensive business experience and knowledge. Any nominee for Director who does not receive a majority of votes represented from the shareholders is not elected to the Board.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes present (in person or by proxy) at a duly called shareholder meeting.

Directors are expected to inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the Annual General Meeting following the completion of their fifth year of service.

The Board may choose to override these guiding principles in special circumstances or if it otherwise believes it is appropriate to do so.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships, Conflicts and Related Party Transactions

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the Chief Executive Officer or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The Chief Executive Officer may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our Guide to Ethical Conduct and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as Tyco must disclose certain "related person transactions." These are transactions in which Tyco is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our common shares has a direct or indirect material interest. Although Tyco engaged in commercial transactions in the normal course of business with companies where Tyco's Directors were employed and served as officers, none of these transactions exceeded 1% of Tyco's gross revenues and these transactions are not considered to be related party transactions.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial

Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the NYSE. The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "About—Our People and Values." We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "About—Our People and Values."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than 1% of that organization's annual charitable receipts, and less than 1% of Tyco's total annual charitable contributions. In line with its matching gift policy for employees, Tyco will make an annual matching gift of up to $10,000 for each Director to qualifying charities.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Director compensation for fiscal 2012 for non-employee directors consisted of an annual cash retainer of $100,000 and restricted stock units ("RSUs") with a grant date value of approximately $120,000 and a one-year vesting term. The lead Director received an additional $30,000 and the Chairs of the Compensation and Audit Committees received an additional $20,000. The Chair of the Nominating and Governance Committee received an additional fee of $15,000. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day ($750 for telephonic meetings) for each special committee meeting that he or she attends. In fiscal 2012 Messrs. Gordon, Krol, Gupta and Duperreault received special committee fees, $3,750, $3,000, $3,750 and $3,750, respectively, in connection with the spin-offs of ADT and Tyco Flow Control and related searches to find qualified director nominees for those companies. A Director who is also an employee receives no additional remuneration for services as a Director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Mr. Michael E. Daniels	$100,000	$120,033	$ 4,030	$224,063
Mr. Frank M. Drendel	$ 275	—	—	$ 275
Mr. Brian Duperreault	$103,874	$120,033	$14,030	$237,937
Mr. Rajiv L. Gupta (CC)	$123,750	$120,033	$14,093	$257,876
Mr. John A. Krol	$103,000	$120,033	$12,126	$235,159
Dr. Brendan R. O'Neill (AC)	$120,000	$120,033	$ —	$240,033
Dr. William S. Stavropoulos	$100,000	$120,033	—	$220,033
Ms. Sandra S. Wijnberg	$100,000	$120,033	$ 9,750	$229,783
Mr. R. David Yost	$100,000	$120,033	$14,030	$234,063
Former Directors				
Mr. Timothy Donahue	$ 99,725	$120,033	$ 4,250	$224,008
Mr. Bruce S. Gordon (L)(NC)	$148,352	$120,033	$14,703	$283,088
Mr. Dinesh Paliwal	$ 99,725	$120,033	$14,773	$234,531

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair.

(1) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.

(2) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. For Mr. Krol, the matching charitable contributions were made in the same fiscal year, but different calendar years. In addition, all other compensation includes (i) the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services, which did not exceed $468 for any Director in fiscal 2012, and (ii) $4,030 of food and other amenities provided to spouses of all Directors except Messrs. Drendel, Krol, O'Neill and Stavropoulos in connection with social functions organized by the Company following a regularly scheduled board meeting. For former directors, all other compensation includes up to $673 in director fees paid for service on the ADT board.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2012 membership and meeting information for each of the Board Committees. In connection with the spin-off of ADT, Messrs. Donahue, Gordon and Paliwal resigned from Tyco's Board. Mr. Duperreault became the independent lead Director and chairman of the Nominating and Governance Committee, and Messrs. Gupta and O'Neill continued in their respective roles as chairmen of the Compensation and Audit Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Mr. Michael E. Daniels	X			03/10/2010
Mr. Timothy M. Donahue			X	03/13/2008
Mr. Brian Duperreault		X		03/25/2004
Mr. Bruce S. Gordon (L)(C)		X		01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol		X		08/06/2002
Dr. Brendan R. O'Neill (C)	X			03/06/2003
Mr. Dinesh Paliwal	X			03/09/2011
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg			X	03/06/2003
Mr. R. David Yost			X	03/12/2009
Number of Meetings During Fiscal Year 2012	9	6	12	

(L) = Lead Director

(C) = Committee Chair

During fiscal 2012, the full Board met 12 times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2012. The Board's governance principles provide that Board members are expected to attend each Annual General Meeting. At the 2012 Annual General Meeting, all of the current Board members were in attendance.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held 9 meetings during fiscal 2012. During 2012, the members of the Audit Committee were Messrs. Daniels and Paliwal and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. In connection with the spin-off of ADT, Mr. Paliwal resigned from the Board and the Audit Committee. He was replaced on the Audit Committee by Mr. Frank M. Drendel, who was elected to the Board effective as of the date of Separation at the special general meeting called to approve it. In addition, Mr. Stavropoulos transitioned from the Audit Committee to the Nominating and Governance Committee effective as of the date of Separation. Dr. O'Neill is the chair of the Audit Committee. The Board has determined that Dr. O'Neill and Mr. Drendel are audit committee financial experts.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system and enterprise risk assessment activities. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held 6 meetings during fiscal 2012. The members of the Nominating and Governance Committee in fiscal 2012 were Messrs. Krol, Gordon and Duperreault, each of whom is independent under NYSE listing standards. In addition to being lead Director, Mr. Gordon also chaired this committee. In connection with the spin-off of ADT, Mr. Gordon resigned from the Board and his position on the Nominating and Governance Committee. Mr. Duperreault replaced Mr. Gordon as lead Director and as chairman of the Nominating and Governance Committee. In addition, Mr. Stavropoulos transitioned from the Audit Committee to the Nominating and Governance Committee.

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held 12 meetings during fiscal 2012. During 2012, the members of the Compensation Committee were Ms. Wijnberg and Messrs. Donahue, Gupta and Yost. In connection with the spin-off of ADT, Mr. Donahue resigned from the Board and his position on the Compensation Committee. Mr. Gupta is the chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the Executive Compensation Report.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2012 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors and Board Diversity

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. The Tyco Board does not have a specific policy regarding diversity. Instead, the Nominating and Governance Committee considers the Board's overall composition when considering a potential new candidate, including whether the Board has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of Tyco's current and expected future needs. In addition, the Nominating and Governance Committee believes that it is desirable for new candidates to contribute to a variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects superior standards for themselves and others;
- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all non- employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In addition, the Committee ensures that each member of the Compensation and Human Resources Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Code.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's current registered address: Freier Platz 10, CH-8200 Schaffhausen, Switzerland. Such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership of the person making the recommendation.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Articles of Association.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2014 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Corporate Secretary no later than September 24, 2013. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2013 Annual General Meeting.

The Nominating and Governance Committee currently employs an unrelated search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. All ten of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

The current executive officers of Tyco are:

Madeleine G. Barber—Ms. Barber, age 49, has been our Senior Vice President and Chief Tax Officer since October 2011. She is responsible for the company's global tax function, which includes tax planning, tax accounting & reporting and tax audits. Ms. Barber joined Tyco in December 2004 after having spent 16 years in public accounting. She began her career at Arthur Andersen, where she was promoted to partner in 2000. In May 2002, Ms. Barber joined KPMG LLP as a tax partner in the firm's international corporate tax practice. While at KPMG and Andersen, Ms. Barber worked primarily with U.S. and foreign based Fortune 500 clients on complex multinational tax issues such as international mergers and acquisitions, transfer pricing, cross-border financing structures and cross-border dispute resolution.

Lawrence B. Costello—Mr. Costello, age 64, is our Executive Vice President and Chief Human Resources Officer, responsible for setting HR strategy and leading the global HR organization. Mr. Costello joined Tyco in February 2012. Prior to joining Tyco, Mr. Costello was senior vice president of global HR and corporate officer with Trane (formerly American Standard Companies) for eight years, and held a similar role for six years with the Campbell Soup Company. He has also served as the president of the Lawrence Bradford Group, a leading HR consulting practice. Mr. Costello has also held senior HR leadership positions with Confab Companies and PepsiCo. He has a bachelor's degree in business and finance administration from Rider University and attended the Program for Management Development at Harvard University.

Brian L. McDonald—age 49, is our Executive Vice President and Chief Operating Officer, Installation and Services, a position he has held since January 2012 when the Company realigned its reporting segments to combine its commercial security and fire protection businesses. Mr. McDonald was the Chief Operating Officer of Fire Protection Services, an organization within Tyco Fire Protection, since 2010. In these positions, Mr. McDonald has been responsible for all global installation and services businesses. Mr. McDonald joined the Company in 2004, starting in SimplexGrinnell, where he successively led Sales, Field Operations and Southern Operations, before transferring to ADT in 2008 to serve as Managing Director for ADT Security U.K. & Ireland.

Arun Nayar—Mr. Nayar, age 62, is our Executive Vice President and Chief Financial Officer. He joined Tyco as the Senior Vice President and Treasurer in March 2008 and was also the Chief Financial Officer of ADT Worldwide through October 2010. In October 2010, Mr. Nayar assumed expanded responsibilities as head of Tyco's Financial Planning & Analysis and Investor Relations groups. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Operations, and before that as Vice President and Assistant Treasurer of Capital Markets.

George R. Oliver—Mr. Oliver, age 52, is our Chief Executive Officer and a member of the Board of Directors. He joined Tyco in July 2006, serving as president of Tyco Safety Products from 2006 to 2010 and as president of Tyco Electrical & Metal Products from 2007 through 2010. He was appointed president of Tyco Fire Protection in 2011. Before joining Tyco, he served in operational leadership roles of increasing responsibility at several General Electric divisions. Mr. Oliver serves as a director on the board of Atkore International Inc., an equity investment of Tyco and is a trustee of Worcester Polytechnic Institute. Mr. Oliver has a bachelor's degree in mechanical engineering from Worcester Polytechnic Institute.

Judith A. Reinsdorf—Ms. Reinsdorf, age 49, has been our Executive Vice President and General Counsel since March 2007. She is responsible for overseeing the Company's legal function, public affairs, communications and environmental, health & safety organizations. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2012 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and current executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[(1)]	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman of the Board of Directors	4,221,241[(2)(3)(4)]	*
Michael E. Daniels	Director	4,501	
Patrick K. Decker	Named Executive Officer	529,597[(3)]	*
Frank M. Drendel.......	Director	5,000	
Brian Duperreault	Lead Director	24,043[(2)]	*
Rajiv L. Gupta	Director	23,466[(2)]	*
Naren K. Gursahaney	Named Executive Officer	86,392	
John A. Krol	Director	28,787[(2)]	*
George Oliver	Chief Executive Officer	1,026,970[(3)]	
Brendan R. O'Neill......	Director	26,337[(2)]	*
Laurie A. Siegel	Named Executive Officer	265,957[(3)]	*
Frank S. Sklarsky	Named Executive Officer	0	*
William S. Stavropoulos ..	Director	15,045[(2)]	*
Sandra S. Wijnberg	Director	29,189[(2)]	*
R. David Yost	Director	24,412	*
All Directors and executive officers as a group (21 persons)		6,845,102	1.5%

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of December 31, 2012, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after December 31, 2012. There were 465,344,158 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 997,420; Mr. Duperreault, 17,708; Mr. Gupta, 14,644; Mr. Krol, 20,473; Dr. O'Neill, 20,473; Dr. Stavropoulos, 8,431; and Ms. Wijnberg, 20,473. Distribution of the DSUs for Mr. Breen will occur on or about March 28, 2013. For each other Director, distribution will occur upon the earliest of (i) the termination of the individual from the Company's Board (other than for cause), (ii) a change in control of the Company and (iii) December 31, 2017. Upon the occurrence of such event, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before

February 29, 2013 as follows: Mr. Breen, 2,779,708; Mr. Decker, 412,136; Mr. Oliver, 862,088; and Ms. Siegel, 242,004.

(4) Includes 92,000 shares held in the Edward D. Breen 2010-1 Trust.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner\	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on December 31, 2012
BlackRock Inc. 40 East 52nd Street New York, NY 10022	29,568,489[1]	6.4%

(1) The amount shown for the number of common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A filed February 13, 2012 with the SEC, indicating beneficial ownership as of December 30, 2011.

EXECUTIVE OFFICER COMPENSATION REPORT

Compensation Discussion and Analysis

On the last day of its fiscal 2012, September 28, 2012, Tyco successfully completed the spin-offs of its North American residential security business and its flow control business (which was immediately combined with Pentair, Inc., an independent publicly traded company) (the "Separation"). These businesses are now called The ADT Corporation ("ADT") and Pentair, Ltd. ("Pentair"), respectively. Following the Separation, Tyco is a smaller, more focused organization with a new management team. In anticipation of the Separation, decisions concerning roles and compensation were made for the new management team for fiscal 2013. Compensation actions were also taken for the pre-Separation management team to facilitate their transition and to recognize performance through fiscal 2012.

This Compensation Discussion and Analysis ("CD&A") provides background on the Separation, addresses the fiscal 2013 programs for the new management team, and discusses those compensation actions that were taken in fiscal 2012 for the pre-Separation management team.

Those individuals who we believe will be our "named executive officers" in fiscal 2013 and beyond are referred to throughout this CD&A as "Executive Officers." Those individuals who were "named executive officers" in fiscal 2012 (referred to throughout this CD&A as "Named Executive Officers") pertain to the pre-Separation management team and consist of: Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Naren K. Gursahaney, President, ADT North America Residential & Small Business; Laurie A. Siegel, Senior Vice President, Human Resources; and George R. Oliver, President, Commercial Fire & Security. In addition, information regarding Mr. Patrick K. Decker, formerly the Company's President of its Flow Control business segment, is provided.

Introduction

Tyco's Separation became effective on September 28, 2012, the last day of fiscal 2012. Tyco's Board of Directors approved the Separation after considering many factors. In particular, the commercial fire and security business, the North American residential security business and the flow control business operated with distinct business models, each with different growth opportunities, operating models, capital investment needs, customers and end markets. Tyco's residential and small business security business was a subscriber-based business with steady cash flow heavily focused in North America; Tyco's flow control business was largely an industrial manufacturing business tied to longer lead-time infrastructure projects with significant overseas operations, in particular in emerging markets; and the commercial fire and security business was predominantly a product design, installation and services business. Apart from these distinctions, Tyco's Board of Directors and senior management noted that each of the three businesses operated under strong leadership teams, held leading positions within their respective markets and were of sufficient scale to operate successfully and grow as independent companies. Accordingly, following a thorough review of strategic alternatives for each of the businesses, Tyco's Board of Directors approved the Separation and recommended that shareholders also approve the transaction. On September 17, 2012, Tyco's shareholders overwhelmingly approved the Separation, with over 99% of the shares voted favoring the distributions of the ADT and flow control businesses. Tyco's shareholders have been rewarded for this transaction, as Tyco's shares have appreciated approximately 28% from the announcement to closing of the transaction, compared to the S&P 500 Industrials Index rise of approximately 19%. Over longer time periods Tyco's total shareholder return (TSR) has also outperformed the S&P 500 Industrials Index, as illustrated below.


Tyco TSR vs. S&P 500 Industrials Index
TSR (%)
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
40.9%
29.6%
76.8%
48.5%
41.4%
-2.9%
1 Year
3 Year
5 Year
As of September 28, 2012
Tyco
S&P Industrials

Post-Separation, Tyco is a leading global provider of security products and services, fire detection and suppression products and services and life safety products. Its goal is to advance safety and security by finding smarter ways to save lives, improve businesses and protect where people live and work. Tyco's broad portfolio of products and services, sold under well-known brands such as Tyco, SimplexGrinnell, Sensormatic, Wormald, Ansul, Simplex, Grinnell and Scott, serve security, fire detection and suppression and life safety needs across commercial, industrial, retail, institutional, and governmental markets, as well as residential and small business markets. We hold market-leading positions in large, fragmented industries, and we believe that we are well positioned to leverage our global footprint, deep industry experience, strong customer relationships and innovative technologies to expand our business in both developed and emerging markets.

In connection with the Separation, the Committee reviewed the executive compensation programs existing at Tyco, and made a number of changes intended to align Tyco's pay practices with the new, more focused Tyco. Throughout the course of the year, the Committee also played an active oversight role in the design of ADT's executive compensation programs as it prepared to emerge from Tyco as an independent public company. Although the actions described below relate solely to Tyco, the Committee also recommended to ADT's board many parallel actions with respect to ADT post-separation executive officers. The Committee generally did not address post-Separation compensation issues for Pentair because, pursuant to the terms of the merger agreement governing the transaction, the existing management team and board of directors of Pentair Inc. would manage the combined business following the Separation.

Separation Impact on Executive Officers and Named Executive Officers

As a result of the Separation, a significant number of Tyco's employees and executives either assumed new positions with ADT and Pentair, were appointed to new positions within Tyco, or terminated from their positions with Tyco. The table below describes the impact of the Separation on our management team:

Name	2012 Executive Officers	
	Pre-Announcement Position	**Post-Separation Position**
Edward D. Breen	Chairman and Chief Executive Officer	Chairman of the Board (terminated employment)
Frank S. Sklarsky	Chief Financial Officer	Terminated employment
George R. Oliver	President, Tyco Fire Protection	Chief Executive Officer
Naren K. Gursahaney	President, Tyco Security Solutions	Terminated employment to become CEO of ADT
Laurie A. Siegel	Senior Vice President, Human Resources	Terminated employment
Patrick K. Decker	President, Tyco Flow Control	Terminated employment

New Executive Officers Following Separation

Name	Pre-Announcement Position	Post-Separation Position
George R. Oliver	President, Tyco Fire Protection	Chief Executive Officer
Arun Nayar	Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer	Executive Vice President and Chief Financial Officer
Judith A. Reinsdorf	Executive Vice President and General Counsel	Executive Vice President and General Counsel
Lawrence B. Costello	N/A	Executive Vice President and Chief Human Resources Officer
Brian McDonald	Chief Operating Officer, Tyco Fire Protection	Chief Operating Officer, Installation and Services

* Other than Mr. Decker, who terminated employment effective August 31, 2012, all promotions and employment terminations were effective at the close of business on September 28, 2012, the last day of Tyco's fiscal 2012.

At the close of our fiscal year, on September 28, 2012, Mr. Oliver assumed the CEO role at Tyco and Mr. Gursahaney assumed the CEO role at ADT. Tyco's Board approved these promotions because, over the course of their tenures with Tyco, Mr. Oliver and Mr. Gursahaney demonstrated the leadership skills, integrity and knowledge that the Board deemed necessary for future success as leaders of their respective businesses. Except for Mr. Costello, each member of Tyco's executive leadership team was also an internal candidate who either received a promotion or retained his or her existing position in connection with the Separation. The Committee reviewed each of these positions and determined that each individual was best suited to lead his or her respective post-Separation business or corporate function in support of Tyco's post-separation business goals. The discussion in Section 1 below describes the actions that the Committee took in fiscal 2012 with respect to the post-Separation compensation of this group of executives.

Also on September 28, 2012, Messrs. Breen and Sklarsky, and Ms. Siegel terminated employment with Tyco. Mr. Decker, the former president of Tyco Flow Control, terminated employment effective August 31, 2012 to assume the CEO position with Harsco Corporation, a company unrelated to Tyco. Each of these Named Executive Officers received severance benefits in connection with his or her termination. Mr. Breen's severance was governed by his employment agreement, which defined a "Good Reason" resignation as, among other things, a resignation due to a change in duties which results in a significant diminution in his position, authority, duties or responsibilities. Because the Separation would have allowed Mr. Breen to trigger this provision had he remained CEO, the Board agreed to treat Mr. Breen's resignation from the CEO role as a "Good Reason" triggering event, and, as a result, a significant portion of the fiscal 2012 compensation reported in the executive compensation tables below reflect this treatment. Messrs. Sklarsky and Decker and Ms. Siegel did not have positions in any of the post-Separation companies, and were treated in the same manner as all other employees who were terminated in connection with the Separation. Cash benefits and the continuation of health and welfare benefits were consistent with the benefits provided for in the Tyco International Severance Plan for U.S. Officers and Executives. Equity granted prior to October 2011 fully vested upon completion of the Separation. Equity granted in October 2011 vested pro rata based on the number of months served in the vesting period. The discussion in Section 2 below describes the compensation of these executives in fiscal 2012, along with the compensation of Mr. Oliver and Mr. Gursahaney in respect of their pre-Separation roles.

Other Separation-Related Actions

In addition to considering matters related to Tyco's post-Separation executive leadership group, the Committee addressed a number of other matters directly related to the Separation to bring pay arrangements in line with best governance practices. During fiscal 2012, the Committee approved the following changes for the post-Separation company:

- Added a "double trigger" requirement before severance benefits are paid or equity acceleration occurs in connection with a change in control event for *all* Executive Officers, including the CEO. Prior to the Separation, change-in-control benefits for the CEO were governed by his employment agreement. No such employment agreement exists between our current CEO and Tyco.
- Reduced the severance multiple for the CEO under the Tyco International Severance Plan for U.S. Officers and Executives and Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") to two times annual base and target bonus from three times.
- Eliminated other benefits for the CEO, including:
  - Excise tax gross-ups payable in connection with a change-in-control, and
  - a defined benefit pension plan.
- Approved the Tyco International Ltd. 2012 Stock and Incentive Plan (the "2012 Plan"), which replaces the 2004 Stock and Incentive Plan (the "2004 Plan"). The 2012 Plan makes available for future grant 50,000,000 shares of Tyco stock in connection with long-term incentive awards over the next 10 years, and is otherwise substantially consistent with the terms of the 2004 Plan.

In addition, prior to the Separation, the Committee approved a number of changes designed to facilitate the transition, including:

- Approved the truncation of the performance periods for all outstanding performance share units ("PSUs") so that each period ended on June 29, 2012 (the last day of Tyco's fiscal third quarter). This modification was necessary to complete the Separation, as the performance metrics applicable to the PSUs would no longer be meaningful following the Separation. The awards maintained their original vesting schedule.
- Approved the conversion of all pre-Separation stock options and RSUs (including those converted from PSUs) into either (i) post-Separation Tyco awards or (ii) post-Separation awards

of Tyco, ADT and Pentair as of the date of Separation. In each case, the conversions were accomplished in a manner designed to preserve the intrinsic value of the equity awards for all plan participants.

- Approved the acceleration of vesting of equity for employees who lost their positions as a result of the Separation, providing for full vesting of equity awards granted prior to October 2011 and pro rata vesting for awards granted in October 2011 and thereafter.
- Approved a special bonus plan for key employees whose responsibilities and workloads would be significantly increased by the Separation. The Named Executive Officers of the Company were not eligible to participate, and did not receive, any special bonus for successfully completing the Separation.

The impact of these actions on the Executive Officers and/or the Named Executive Officers is discussed in more detail below. The first section deals with compensation actions taken in fiscal 2012 with respect to our post-Separation Executive Officers. The second section deals with the compensation of our fiscal 2012 Named Executive Officers. As a result of the Separation, most of these officers are no longer Tyco executives.

SECTION 1: POST-SEPARATION EXECUTIVE OFFICER COMPENSATION

Executive Compensation Philosophy

This section of the CD&A discusses the compensation arrangements for our Executive Officers following the Separation. Although the Separation had a major impact on the business and operations of the Company, it has not changed the Company's compensation philosophy. The Company's executive compensation programs continue to be based on the philosophy that they must (i) reinforce Tyco's business objectives and the creation of long-term shareholder value; (ii) provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk; (iii) align the interests of executives and shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs; (iv) attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives, and cash and equity-based pay; and (v) recognize and support outstanding individual performance and behaviors that demonstrate our core values—Integrity, Excellence, Teamwork and Accountability. With this philosophy in mind, prior to the Separation, the Committee:

- Established a framework for evaluating proposed compensation levels for key post-separation senior leadership positions at the Company. As part of this process, the Committee established a working peer group to assist in the benchmarking of salary, annual performance bonus and long-term equity incentives. In doing so, the Committee considered the Company's lower, post-Separation annual revenue and market capitalization, which had the effect of lowering benchmark pay for most positions.
- Approved the compensation package for Mr. Oliver (the newly-promoted Chief Executive Officer) by considering relative positioning to external benchmarks. The Committee targeted total direct compensation (base salary plus target annual performance bonus plus target long-term equity incentives) at or slightly below the 50th percentile of these benchmarks. Mr. Oliver's targeted direct compensation represents an appropriate increase from his fiscal 2012 compensation due to his increased responsibilities as CEO, but a decrease in the pay positioning for the CEO role relative to Mr. Breen, the Company's former CEO, due to the smaller size of the Company going forward and the experience of Mr. Breen in his role.
- Reviewed the total direct compensation levels for each Executive Officer role in the post-separation Company, and aligned total direct compensation targets at approximately the

50th percentile depending upon a number of factors specific to the role and the candidate. The Committee approved pay increases where appropriate to reflect the significant increases in responsibility for those employees that were assuming elevated post-Separation roles.

- Awarded one-time Leadership Grants to selected employees, including the Executive Officers, to further solidify Executive Officer alignment with the long-term success of the Company. The Leadership Grants consist of stock options and restricted stock units ("RSUs") with multiple-year vesting schedules.
- As noted above, the Committee also added the "double trigger" requirement before severance benefits are paid or equity acceleration occurs in connection with a change in control event for the CEO, reduced the severance multiple for the CEO under the CIC Severance Plan, eliminated excise tax gross-ups for the CEO and eliminated the defined benefit pension plan for the CEO.

Existing Compensation and Governance Features that Remain Post-Separation

Following the Separation, the Committee continues to maintain a strong compensation governance framework. This framework includes the following features:

- Variable compensation is heavily weighted on long-term incentives to align compensation with sustained shareholder returns. Both before and after the Separation, 100% of long-term incentive awards for our CEO are performance-based—consisting of stock options and PSUs.
- Incentive awards are contingent on achieving targets that are established and approved by the Committee at the beginning of the applicable performance period. All awards are assigned thresholds that define a minimum level of achievement before they pay out, and all award payments are capped at 200% of target.
- The peer group of companies used to benchmark executive compensation levels is carefully reviewed at least annually by the Committee with input from its independent consultant. Changes to the peer group require Committee approval.
- The Committee regularly reviews executive perquisites. In recent years, the Company has eliminated tax gross-ups on supplemental benefits for all executives; has discontinued supplemental life, disability and long-term care benefits for new executives; and has discontinued the cash allowance perquisite for all executives.
- The Committee annually completes a risk assessment of the Company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are within the risk management parameters it deems prudent.
- The Company maintains a robust share ownership and retention policy for both directors and officers. Executive Officers are required to achieve and maintain minimum stock ownership levels (two to six times base salary). Directors are required to achieve and maintain minimum stock ownership levels of five times the annual cash retainer.
- The Company maintains an expansive pay recoupment policy to claw back compensation earned as a result of fraudulent or illegal conduct. We expect to modify the policy upon implementation of the Dodd-Frank Act to comply with applicable regulations.

- Under the Company's insider trading policy, employees, including Executive Officers, are prohibited from speculating in Company securities or engaging in transactions designed to hedge their ownership interests.
- The Committee consists solely of independent directors. The Committee's independent consultant provides no other services to the Company and has no relationship with management that would compromise independence.

The features described above are important components of the Company's executive compensation governance framework. The sections that follow provide more detailed information regarding the post-Separation compensation levels of our Executive Officers, the Company's post-Separation peer group, the elements of compensation for our Executive Officers, and other features important to the Company's executive compensation programs.

Post-Separation Executive Compensation Overview

Prior to the Separation, the Committee developed and approved the post-Separation annual target compensation levels for all post-Separation Executive Officers, focusing on the key elements of compensation—annual base salary, the annual performance bonus, and long-term equity incentives. In doing so, the Committee considered the results of past shareholders votes regarding our executive compensation programs, as well as input from shareholders obtained as a result of past outreach efforts, and determined that its historical practice of weighting the majority of each Executive Officer's targeted direct compensation with at-risk performance-based awards continued to be the most appropriate way to reward executives for performance.

Post-Separation, the target compensation levels for our Executive Officers are as follows:

George R. Oliver (CEO):		
Base Salary		$ 975,000
Target Bonus		975,000
Target Annual Long-Term Incentive Award		5,000,000
	Total	$6,950,000
Arun Nayar (Executive Vice President, CFO):		
Base Salary		$ 500,000
Target Bonus		400,000
Target Annual Long-Term Incentive Award		1,300,000
	Total	$2,200,000
Judith A. Reinsdorf (Executive Vice President, General Counsel):		
Base Salary		$ 535,000
Target Bonus		428,000
Target Annual Long-Term Incentive Award		1,500,000
	Total	$2,463,000
Lawrence B. Costello (Executive Vice President, Human Resources):		
Base Salary		$ 425,000
Target Bonus		297,500
Target Annual Long-Term Incentive Award		1,000,000
	Total	$1,722,500
Brian L. McDonald (Executive Vice President, Chief Operating Officer, Install & Service):		
Base Salary		$ 425,000
Target Bonus		297,500
Target Annual Long-Term Incentive Award		800,000
	Total	$1,522,500

Target Annual Long-Term Incentive Awards are split evenly between PSUs and stock options for the CEO. For each other Executive Officer, the mix is 40% PSUs, 40% stock options and 20% RSUs. The amounts above exclude the target value of the special Leadership Grants made in connection with the Separation (discussed on page 54).

The Committee continues to believe that one of the most important features of a compensation program that pays for performance is an appropriate weighting of pay elements that align management's interest with those of shareholders. As a result, in developing compensation levels for the post-Separation Executive Officers, the Committee continued its practice of placing the greatest proportion of compensation on long-term equity incentives, with the aim of tying the executive's performance-adjusted compensation to sustained shareholder returns. It also placed a significant portion of cash compensation in the form of the annual performance bonus.

The chart below shows the distribution of total direct pay by element for fiscal 2013 for post-Separation Executive Officers.


72%
14%
14%
59%
18%
23%
61%
17%
22%
58%
17%
25%
53%
20%
27%
Oliver
Nayar
Reinsdorf
Costello
McDonald
75% Performance Based on Average (Weighted)
65% Stock Based on Average (Weighted)
Salary
Annual Incentive
Stock-Based Awards

Peer Group

The Committee evaluates many factors when designing and establishing executive compensation plans and targets. In determining appropriate compensation levels, the Committee considers critical data including the relative complexity and importance of the executive's role within the organization, the executive's experience, record of performance and potential, the compensation levels paid to similarly positioned executives at peer companies, general industry compensation data, and internal pay equity considerations. The peer group of companies that the Committee uses to review relative compensation levels is an important part of the pay-setting process. In connection with the Separation, the Committee approved a working peer group to ensure that compensation levels of the post-Separation Executive Officers align with the Company's smaller size and more focused business lines.

The working peer group was established by analyzing companies in the existing peer group, and adjusting the composition based on a number of factors, including whether the company has overlapping business lines, competes with us for talent, and is a member of the S&P 500 Index. The Committee, with the assistance of its independent compensation consultant, analyzed up to 17 factors in confirming inclusion. The changes made to the peer group are reflected in the table below. The working peer group consists of 15 industrial and service companies that reflect the competitive landscape in which the new Tyco operates. It also takes into account the scale and geographic diversity of the Company's markets and locations, as well as its blend of product design and manufacturing, installation and service delivery operations. As a result of the changes made to the peer group, Tyco's fiscal 2012 revenue and market capitalization (as of October 31, 2012) are at the median of the working peer group.

- Charter Communications*
- Cooper Industries*
- Cintas*
- Danaher
- Dover*
- Eaton
- Emerson Electric
- Illinois Tool Works
- Ingersoll-Rand
- Liberty Global*
- Motorola Solutions*
- Rockwell Automation*
- Stanley Black & Decker*
- Waste Management
- Xerox*

* Indicates companies that were added to Tyco's original peer group to form the working peer group. Companies that were deleted from the original peer group to form the working peer group were 3M, Deere & Co., DirecTV Group, General Dynamics, Honeywell International, ITT, Johnson Controls, Raytheon, Sprint Nextel, Time Warner Cable and United Technologies.

In addition to relying on the working peer group, Tyco also used general industry data (excluding financial service companies) adjusted for the approximate size and complexity of the post-Separation Tyco, and other benchmark data from third party providers, as a secondary source to help determine compensation for the post-Separation Executive Officers. As demonstrated by the constitution of the Company's post-Separation senior leadership team, the Company's talent strategy calls for both the development of internal leadership and the recruitment of highly experienced leaders from outside the Company. In developing post-Separation executive compensation levels, Tyco broadly targeted total direct compensation at the 50th percentile of the benchmark data. Although these benchmarks represent useful guidelines, the Committee exercised discretion in setting individual executive compensation levels so that they would appropriately reflect the executive's value and expected contributions to the Company, as well as the executive's leadership, commitment to our values, and potential for advancement.

Going forward, the Committee expects to continue to review and refine this group with input from its new independent compensation consultant, Farient Advisors LLC ("Farient").

Post-Separation Elements of Compensation

Base Salaries

Base salary recognizes the value of an individual to Tyco based on his/her role, skill, performance, contribution, leadership and potential. Base salaries are reviewed annually by both the Committee and the Board.

During fiscal 2012, the Committee approved a 60% base salary increase for Mr. Oliver, a 16% base salary increase for Mr. Nayar and a 12% base salary increase for Mr. McDonald. Each of these Executive Officers was promoted in connection with the Separation, and each new salary level was effective as of the completion of the Separation. Each is at or below the 50th percentile of the benchmark. The Committee also approved Mr. Costello's base salary upon hire of $425,000, which was approximately at the 50th percentile of the benchmark. Ms. Reinsdorf's salary remained unchanged during fiscal 2012 and was not increased in connection with the Separation because her salary was already competitive with the market.

To reflect the new duties that each of these officers assumed before the Separation was completed, the Committee approved a lump sum award reflecting the prorated salary and bonus increase from April 1, 2012 (May 1, 2012 in the case of Mr. Nayar) through September 28, 2012. Ms. Reinsdorf and Mr. Costello did not receive a lump sum award.

Annual Incentive Compensation

Annual incentive compensation for the Executive Officers will be paid in the form of an annual performance bonus under the Company's 2012 Stock and Incentive Plan (the "2012 SIP"). Annual incentive compensation rewards executives for their execution of the operating plan and other strategic initiatives, as well as for financial performance that benefits the Company's business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning executive rewards with the Company's financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

During fiscal 2012, the Committee approved post-Separation annual target incentive levels at or below the 50th percentile of the benchmark. As a percentage of base salary, Mr. Oliver's targeted annual incentive compensation for fiscal 2013 is unchanged from fiscal 2012, and is 100%. Mr. Nayar's target is 80% of salary, which represents an increase from 75% in fiscal 2012, and Mr. McDonald's target is 70% of salary, an increase from 60% in fiscal 2012. The Committee also approved Mr. Costello's target incentive at 70% of salary and Ms. Reinsdorf's target incentive remained unchanged at 80%.

Long Term Incentive Plan

A key element in the compensation of our executive team is long-term equity incentive awards ("LTI compensation"), which tie a significant portion of compensation to Company performance. The Committee believes that LTI compensation will continue to serve the Company's executive compensation philosophy in several ways. It is intended to attract, retain and motivate talent, and to align the interests of executives with the interests of shareholders by linking a significant portion of the officer's total pay opportunity to share price. LTI compensation is also designed to provide long-term accountability for executives, and it offers opportunities for capital accumulation in lieu of a pension plan for the Company's executive management.

During fiscal 2012, the Committee reviewed the Company's existing long-term incentive plan, including the plan design, award mix and target values for post-Separation Executive Officers. The Committee determined that the existing annual equity plan design, which places a heavy emphasis on performance-based awards in the form of PSUs and stock options, appropriately aligns the financial interests of the Company's executives with those of shareholders. As a result, for fiscal 2013, the Committee decided to continue the practice of granting the CEO an annual equity award split evenly between PSUs and stock options, and decided to grant other Executive Officers an annual equity award consisting of 40% PSUs, 40% stock options and 20% RSUs. These weightings reflect a heavy performance orientation to the long-term incentive plan, while also encouraging retention by granting RSUs to those below the CEO level.

The post-Separation PSUs will generally cliff vest at the end of three-year performance periods based on the achievement of certain performance criteria. PSUs granted in fiscal 2013 will cover a performance period beginning on September 29, 2012 and ending on September 25, 2015. The number of shares that will be delivered relative to target will depend primarily on whether the Company achieves a cumulative EPS target (before special items) based on a double digit compound annual growth rate. A minimum performance threshold of 80% of target is required for any shares to vest, and a maximum 200% payout will be paid if the growth rate exceeds 120% of target. The share payout will be modified upward by 25% (but not above the maximum cap) if the Company's total shareholder return relative to the S&P 500 Industrials Index at the end of the performance period ("relative TSR") is greater than or equal to the 67th percentile. It will be modified downward by 25% if the Company's relative TSR is less than or equal to the 33rd percentile. No adjustment will be made for a relative TSR between these two thresholds.

Annual stock option grants will generally vest in equal installments over four years, have a 10 year term and have an exercise price equal to the Company's closing stock price on the date of grant. RSUs granted in connection with the annual award will be valued using the closing price of Company stock on the date of the grant, and will generally vest in equal installments over four years.

Leadership Grants

Also in connection with the Separation the Committee awarded Leadership Grants, comprised of stock options and RSUs, to selected employees to further solidify their alignment with the long-term success of the post-Separation Company. The Committee approved these Leadership Grants as a one-time event, vesting the RSUs 50% upon the third and fourth anniversaries of the grant, and cliff vesting stock options upon the third anniversary of the grant. The Leadership Grants are intended to strengthen the alignment of the new senior management team with shareholders by accelerating the growth of their stock ownership, thereby enhancing employee retention. The Leadership Grants are not expected to be repeated in future years.

The following table summarizes the target value and form of awards for both the annual equity grants and the Leadership Grants made to the Executive Officers.

	FY13 Annual Equity Award				Leadership Award			Total Equity Awards
	Options	PSUs	RSUs	Total	Options	RSUs	Total	
George Oliver	$2,500,000	$2,500,000	$0	$5,000,000	$1,250,000	$1,250,000	$2,500,000	$7,500,000
Arun Nayar	$520,000	$520,000	$260,000	$1,300,000	$650,000	$650,000	$1,300,000	$2,600,000
Judith Reinsdorf	$600,000	$600,000	$300,000	$1,500,000	$375,000	$375,000	$750,000	$2,250,000
Lawrence Costello	$400,000	$400,000	$200,000	$1,000,000	$500,000	$500,000	$1,000,000	$2,000,000
Brian McDonald	$320,000	$320,000	$160,000	$800,000	$500,000	$500,000	$1,000,000	$1,800,000


Mix of Awards
50%
50%
20%
40%
40%
50%
50%
Annual Award (CEO)
Annual Award (Others)
Leadership Award
Stock Options
PSUs
RSUs

Executive Benefit Plans and Other Elements of Compensation

The primary difference between pre- and post-Separation benefit plans relates to the benefits available to our CEO. Prior to the Separation, Mr. Breen's benefits were governed by his employment agreement. Following the Separation, the benefits available to Mr. Oliver are generally consistent with those offered to our other Executive Officers, and are not governed by a separate employment agreement. As a result:

- The Company no longer offers a defined benefit pension plan to any of the Executive Officers.
- The Company no longer provides change-in-control excise tax gross ups for any Executive Officer.
- A "double trigger" is required before severance benefits are paid or equity acceleration occurs in connection with a change in control event for all Executive Officers. In addition, the severance multiple payable to the CEO in such an event has been reduced from three times base salary and bonus to two times base salary and bonus.

The Company's Executive Officers are eligible to participate in substantially the same benefit plans that are available to all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plan ("RSIP") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans.

Executives are also eligible to participate in the Tyco Supplemental Savings and Retirement Plan, which is a deferred compensation plan that permits the elective deferral of base salary and performance-based bonuses for eligible executives earning more than $110,000 per year. The SSRP provides our executives with the opportunity to:

- Contribute retirement savings in addition to amounts permitted under the RSIP.
- Defer compensation on a tax-deferred basis and receive tax-deferred market-based notional investment growth.
- Receive any Company contributions that were reduced under the RSIP due to IRS compensation limits.

In recent years, the Committee has reviewed the other elements of compensation that were historically part of executives' total compensation and has taken steps to phase-out programs that it believes are not in line with best practices. The limited perquisites and other benefits that Tyco continues to provide to certain senior executives consist of the following:

Supplemental insurance benefits (executive life, disability and long-term care). In December 2010, Tyco ceased providing the supplemental life, disability and long-term care benefits for newly hired or promoted executives and in December 2012 approved a two year phase out for the executives receiving them at the time of discontinuance, including Messrs. Oliver and Nayar and Ms. Reinsdorf. These programs provide life insurance, long-term disability insurance and long-term care insurance to certain executives. The executive life insurance program typically provides a death benefit equal to approximately two times base salary, and allows the executive to elect to pay additional premiums into the plan. The executive disability insurance program ensures salary continuation above the $15,000 monthly benefit limit provided by the broad based disability plan. The executive long-term care insurance program covers certain executives and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage. Tyco does not pay tax gross-ups for its senior executives on life insurance and long-term disability insurance programs and, as noted above, these benefits will be phased out over the next two years.

Executive physicals. Tyco strongly believes in investing in the health and well being of its executives as an important component in providing continued effective leadership for the Company, and will continue to offer annual executive physicals to the Executive Officers.

Use of corporate aircraft. Post-Separation, corporate aircraft will continue to be used primarily for business purposes. While the CEO is the only executive pre-approved to use Company aircraft for non-business purposes, other executives may do so, by exception, if expressly approved by the CEO or the Board. There are no gross-ups paid with respect to personal use of aircraft.

Change in Control and Severance Benefits

Post-Separation, we continue to provide employment and severance arrangements that are essential to attract and retain executive talent and that are competitive with those provided to executive officers at other large companies publicly traded in the U.S. The benefits that are provided to each of our post-Separation Executive Officers, including the CEO, are provided under the Tyco International Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan"). These plans were modified in connection with the Separation to provide, among other things, that a severance benefit of two times base salary and bonus (as compared to three times for Mr. Breen) would be payable to the CEO upon a qualifying event. As described below, a "double trigger" is required under the CIC Severance Plan before most benefits become available to the executives covered by that plan.

Prior to the Separation, the change in control and severance benefits applicable to our CEO were governed by the employment agreement between us and Mr. Breen, and the actual amounts he received in connection with his resignation are described in the "Potential Payments Upon Termination and Change in Control" table included on page 83.

The table below summarizes the key terms and provisions of the post-Separation severance plans that are applicable to the Executive Officers. Refer to the "Potential Payments Upon Termination and Change in Control" table for the estimated or actual dollar value of the benefits available under the severance plans in effect as of our fiscal year-end with respect to the Named Executive Officers.

Severance Arrangements for Executive Officers

Description	Change-in-Control	Other Termination (not Change-in-Control)
Governing document:	CIC Severance Plan. For equity awards, individual award agreements.	Severance Plan. For equity awards, both the Severance Plan and individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	Involuntary termination other than for cause, permanent disability or death within the period beginning 60 days prior to and ending 2 years following a change in control. Good reason resignation within the same time period. No cash benefit is payable under the CIC Severance Plan in the event of death or disability.	Involuntary termination other than cause, permanent disability or death. No cash benefit is payable under the Severance Plan in the event of death or disability.
Severance cash benefit:	Two times base salary and two times target annual bonus.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during this period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for the severance period in excess of 12 months.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for the severance period in excess of 12 months.

Description	Change-in-Control	Other Termination (not Change-in-Control)
Bonus in year of termination:	Yes, payable at target.	At the Company's discretion and subject to applicable performance conditions and other incentive plan terms.
Equity treatment[1]:	Awards granted in fiscal 2009 and thereafter provide that, upon a change in control and a qualifying termination event: • All options and RSUs vest in full. • All PSUs vest at the higher of target or actual performance. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive's termination date.	Upon an involuntary termination without cause: *Awards granted prior to Oct. 12, 2011:* • All unvested RSUs and stock options are forfeited. • Executive receives one additional year of option vesting. • PSUs are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares which vest remain subject to performance criteria. *Awards granted on and after Oct. 12, 2011:* • All unvested RSUs and stock options are forfeited unless the executive is retirement eligible, in which case awards vest pro rata based on the number of full months of service completed from the grant date through the termination date. • Executive receives one additional year of option vesting. • PSUs are forfeited unless the executive is retirement eligible, in which case the portion of shares that vest remain subject to performance criteria. For all awards, the executive has 12 months (or in the case of retirement eligible employees, 36 months) to exercise vested stock options, subject to original term.

Description	Change-in-Control	Other Termination (not Change-in-Control)
Outplacement assistance:	Up to 12 months.	At Company's discretion for up to 12 months.
Excise tax gross-up payment:	No.	N/A
IRC Section 280G Cap on Benefits:	Yes, if the cap results in greater after tax payments to executive, otherwise benefits are not capped.	N/A
Restrictive covenants:	• Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

(1) Upon death or disability, equity awards generally vest in full, subject to performance conditions for PSUs.

Other Important Post-Separation Governance Features

Role of Independent Compensation Consultant and Company Management

In carrying out its role in establishing executive compensation plans, the Committee receives advice from an independent compensation consultant, and considers pay strategies and recommendations prepared by the Company's management. Under its charter, the Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, CEO or other senior executive compensation. In connection with the Separation, the Committee reevaluated its independent compensation consultant and, after reviewing the qualifications of several consultants, determined that Farient was best positioned to provide the Committee with independent advice going forward. The responsibilities of Farient post-Separation include the following:

- providing an ongoing review and critique of Tyco's executive compensation philosophy, the strategies associated with it, and the composition of the peer group of companies;
- preparing periodic competitive analyses and conveying advice regarding Tyco's compensation program design, pay mix, corporate performance and goal-setting, and pay-for-performance alignment;
- presenting updates on market trends;
- attending regular and special meetings of the Committee;
- regularly conducting private meetings with the Committee and/or Board without management representatives; and
- conducting an ongoing review and critique of Tyco's director compensation programs.

In general, the independent compensation consultant develops pay strategies and recommendations relating to the CEO, which the consultant provides to the Committee. The Committee and the consultant then review and discuss all matters involving the CEO's compensation. After this review, the Committee prepares its own recommendation for the Board to review and discuss. The independent members of our Board have the sole authority to approve compensation decisions made with respect to the CEO, and the Board has established a scorecard against which the performance of the CEO is measured. The basis of the scorecard is the financial plan, as approved by the Board. However, the Committee reviews and approves the performance goals and objectives relevant to the CEO's compensation, evaluates his performance in light of those goals and objectives, and, based upon this evaluation, recommends his compensation for approval by the independent members of the Board.

With respect to the Company's other Executive Officers and employees, it is the CEO and the Executive Vice President, Human Resources, who develop the pay strategies and recommendations, which the Committee then reviews. However, the authority to approve those strategies and recommendations resides with the different parties according to the employee's seniority. For Executive Officers, decisions must be approved by the independent members of the Board. For employees whose base salary exceeds a certain level, the Committee has the sole authority to approve compensation related actions. For all other employees, the Board has granted the CEO and his designees the authority to approve pay actions. However, the Committee is responsible for approving actions related to certain aspects of the compensation of these employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools.

Risk Assessment of Compensation Programs

The Committee has assessed the company's executive and broad-based compensation programs to evaluate whether they drive behaviors that are demonstrably within the risk management parameters it deems prudent. It has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Tyco's management assessed the company's executive and broad-based compensation and benefits programs on a global basis to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of overall program policies and practices; design of long-term incentive compensation plans; design of incentive compensation programs, including local bonus plans and sales incentive plans; and sufficiency of control features. The review focused on plans that had the potential to provide material payouts. In most cases, the significant incentive compensation policies and practices are centrally designed and administered, and are substantially similar to those overseen by the Committee. Field sales personnel are paid primarily on a sales commission basis, but all of our senior executives are paid under the programs and plans for non-sales employees. Certain internal groups have different or supplemental compensation programs tailored to their specific operations and goals, and programs may differ by country due to variations in local laws and customs. In addition, Tyco's compensation structure has embedded risk mitigation features. For example, the emphasis on long-term equity awards as a significant component of compensation mitigates the risk that managers may unduly focus on short-term results. In addition, policies such as stock ownership, share retention and pay recoupment serve as significant risk mitigators. Finally, the Committee's authority to approve performance metrics, targets, minimum thresholds and maximum award caps provide discipline and help eliminate the incentive for excessive risk-taking behavior.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended material risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage inappropriate risk-taking; are compatible with effective internal controls and the risk management policies; and are supported by the oversight and administration of the Committee with regard to executive compensation programs.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for the executive management team. The Board believes that executives who own and hold a significant amount of Company stock are aligned with long-term shareholder interests. The guidelines apply to all of our Executive Officers and certain additional senior executives. The Committee reviews compliance with our stock ownership guidelines annually.

In connection with the Separation, the Committee reviewed and revised the Company's stock ownership guidelines. The current stock ownership requirement for our Executive Officers is six times base salary for Mr. Oliver and three times base salary for each other Executive Officer. Tyco shares that count towards meeting the stock ownership requirement include full value equity awards (RSUs and PSUs), shares acquired through our benefit plans, and shares otherwise beneficially owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Committee reviews executive stock ownership regularly to ensure that our senior executives are making progress towards meeting their goals or maintaining their requisite ownership.

Tyco's stock retention guidelines require that our Executive Officers retain 75% of net (after-tax) shares acquired from the exercise of stock options or the vesting of RSUs until they attain their target stock ownership goal. Once that goal is attained, they cannot sell shares if it would result in the executive owning fewer shares than the target multiple applicable to him or her. When an Executive Officer reaches the age of 62, the target multiple is reduced by 50%. Following the Separation, all Executive Officers met or exceeded the applicable stock ownership multiple guideline.

Pay Recoupment Policy

Tyco's pay recoupment policy currently provides that, in addition to any other remedies available to it and subject to applicable law, if the Board or any Committee of the Board determines that any annual or other incentive payment, equity award or other compensation received by an Executive Officer resulted from any financial result or operating metric that was impacted by the Executive Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Executive Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy. The Board expects to update the pay recoupment policy when the regulations mandated by the Dodd-Frank Act are implemented by the Securities and Exchange Commission. At a minimum, the policy will comply with the Dodd-Frank Act and related regulations, but will likely retain features of the existing policy that are more expansive than the requirements of the Act.

Insider Trading Policy

The Company maintains an insider trading policy, applicable to all employees and directors. The policy provides that the Company's personnel may not buy, sell or engage in other transactions in the Company's stock while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in transactions in puts, calls, cashless collars, options or similar rights and obligations involving the Company's securities, other than the exercise of any Company-issued stock option. The policy also restricts trading for a limited group of Company employees (including executives and directors) to defined window periods that follow our quarterly earnings releases.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1.0 million on the amount of compensation that can be deducted by Tyco with respect to our certain executives unless the compensation over $1.0 million qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our Executive Officers to qualify as performance-based so that compensation payments are deductible under U.S. federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Potentially non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, base salary over $1.0 million, discretionary bonus payments and grants of time-based RSUs.

SECTION 2: FISCAL YEAR 2012 RESULTS AND IMPACT ON NAMED EXECUTIVE OFFICER COMPENSATION

This section of the CD&A discusses Tyco's financial results for fiscal year 2012 and the compensation awards associated with those results. Generally, the pay philosophy and programs described for post-Separation Tyco will be the same as those that were in place prior to the Separation, unless otherwise noted.

The Company's compensation programs are designed to reward executives for achieving strong operational performance and delivering on the Company's strategic initiatives, each of which are important to the long-term success of the Company. In fiscal 2012, the Company continued to perform well. Notably, the Company successfully separated the North American residential security and flow control businesses from Tyco on the last day of the fiscal year. This complex process included separating the North American commercial and residential security businesses, which had previously operated as a unified segment, rebranding the ADT commercial security business in North America, creating a stand-alone public company in The ADT Corporation, and negotiating and closing a "reverse morris trust" merger transaction with Pentair, Inc. From a compensation standpoint, the successful completion of the Separation impacted each Named Executive Officer in a different way. For Messrs. Breen and Sklarsky and Ms. Siegel, each of whom terminated as an executive at the close of the fiscal year, severance benefits were delivered in accordance with their employment arrangements. For Messrs. Oliver and Gursahaney, the assumption of the chief executive officer position at Tyco and ADT, respectively, presented the opportunity for increased responsibilities and compensation commensurate with such positions. Mr. Decker terminated employment effective August 31, 2012, and received severance benefits in accordance with his employment arrangement.

Pre-Separation Elements of Compensation

Base Salary

During fiscal 2012 there were no salary increases for Messrs. Breen, Sklarsky and Decker and Ms. Siegel. The Committee approved a 60% base salary increase for Mr. Oliver in connection with his promotion to CEO. The Committee recommended, and ADT's board approved, a 48% increase to Mr. Gursahaney's fiscal 2012 salary in connection with his promotion to the CEO role at ADT.

Annual Incentive Compensation

At the beginning of fiscal 2012, the Committee and the Board of Directors approved the performance metrics for the annual performance bonus. For the corporate group, the target performance goals were (i) growth in operating income before special items of approximately 13% compared to fiscal 2011, (ii) revenue growth of approximately 6% on an organic basis and (iii) an aggressive cash conversion plan. Tyco's overall performance (including ADT and Flow Control, which were classified as discontinued operations at the end of the fiscal year) was slightly below these targets. As a result, after confirming that the minimum performance threshold described below was met, Messrs. Breen and Sklarsky and Ms. Siegel were awarded performance bonuses of 92% of target. Messrs. Oliver, Gursahaney and Decker were awarded bonuses based primarily on the results of the business units that they led during the year (for Messrs. Oliver and Gursahaney, these units were realigned mid-year), resulting in payouts of 81% of target for Mr. Oliver and 74% of target for

Mr. Gursahaney and 110% for Mr. Decker. The chart below illustrates the overall Tyco corporate results under the annual incentive plan.



Short-term Bonus
Fiscal 2012
Operating Income*
Free Cash Flow*
Revenue*
$2,380
$2,330
$2,280
$2,230
$2,180
$2,130
$2,080
$2,030
$1,980
$1,510
$1,460
$1,410
$1,360
$1,310
$1,260
$17,800
$17,700
$17,600
$17,500
$17,400
$17,300
$17,200
$17,100
$17,000
$16,900
$16,800
Target
Actual
Minimum represents threshold performance
92% payout

* Amounts are before special items and are non-GAAP. Please see Annex A for reconciliation.

Annual incentive compensation for fiscal 2012 for our Named Executive Officers was paid in the form of an annual performance bonus under the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). In the first quarter of fiscal 2012, the Committee established performance measures and targets for the Company (and for each group, division and business segment), and they set a minimum performance threshold of $450 million in adjusted net income (adjusted for (i) business acquisitions and disposals, (ii) debt refinancing, (iii) legacy legal and tax matters, (iv) goodwill and intangible asset impairments for businesses acquired prior to 2002, (v) changes in accounting, (vi) asset impairments triggered by the Separation and (vii) Separation related costs) that had to be met for Named Executive Officers to receive any bonuses for the year. The net impact of these adjustments did not determine whether the minimum threshold was met. These metrics were also approved by the independent members of the Board. The Committee also approved individual maximum bonus amounts for each Named Executive Officer of 0.5% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million and 0.25% of adjusted net income for Messrs. Sklarsky, Oliver, Gursahaney, Decker and Ms. Siegel, subject to a cap of $2.5 million. After setting these minimum performance thresholds and maximum payouts, the Committee further refined target and maximum payout values as a percentage of base salary. Target incentive opportunities ranged from 75% to 125% of base salary for fiscal 2012 for the Named Executive Officers. Potential payouts ranged from 0% to 200% of the target incentive opportunity.

The performance measures approved for the corporate and group levels of the organization were also established in the first quarter of fiscal 2012 and were used by the Committee and the Board in the determination of final bonuses for the Named Executive Officers. The Committee considered the Company's overall operating results (including the results of ADT and Flow Control) to measure the fiscal 2012 performance of Mr. Breen, Mr. Sklarsky and Ms. Siegel. Flow Control's results were considered to measure Mr. Decker's fiscal 2012 performance. For Messrs. Oliver and Gursahaney, the officers impacted by the Company's management and segment realignment in the second fiscal quarter, the Committee primarily considered the operating results of the post-realignment segments that they led. These results were subject to a plus or minus 25% modification based upon a qualitative assessment of first quarter results and each individual's contribution to the Separation. The operating results are described in the table below.

Fiscal 2012 Annual Incentive Compensation Design Summary

Performance Measure[1]	Weights	Performance Target	Actual Performance
Messrs. Breen, Sklarsky and Ms. Siegel (Corporate Results)			
• Operating Income (including ADT and Flow Control) before special items ("Adjusted Operating Income")	35%	$ 2.33 billion	$ 2.29 billion
• Free Cash Flow ("Adjusted FCF") before special items	35%	$ 1.49 billion	$ 1.46 billion
• Total Net Revenue (in constant currency)	30%	$17.68 billion	$17.44 billion
Mr. Decker (Flow Control Results)			
• Adjusted Operating Income of Flow Control	30%	$ 510 million	$ 503 million
• Adjusted FCF of Flow Control	20%	$ 433 million	$ 405 million
• Net Revenue of Flow Control (in constant currency)	30%	$ 3.84 billion	$ 3.94 billion
• Corporate	20%	See above	See above
Mr. Gursahaney (ADT NA Residential & Small Business Results)			
• Adjusted Operating Income of ADT NA Residential & Small Business	25%	$ 826 million	$ 794 million
• Adjusted FCF of ADT NA Residential/Commercial & Small Business	20%	$ 1.06 billion	$ 909 million
• Net Revenue of ADT NA Residential & Small Business (in constant currency)	25%	$ 3.22 billion	$ 3.25 billion
• Attrition	10%	12.7%	13.8%
• Corporate	20%	See above	See above
Mr. Oliver (Commercial Fire & Security Results)			
• Operating Income of Tyco Fire & Security	30%	$ 1.39 billion	$ 1.36 billion
• Adjusted FCF for Tyco Fire & Security	20%	$ 2.20 billion	$ 1.90 billion
• Net Revenue of Tyco Fire & Security (in constant currency)	30%	$10.62 billion	$10.37 billion
• Corporate	20%	See above	See above

(1) *Description of Performance Measures:* For compensation purposes, Adjusted Operating Income and Adjusted FCF are adjusted to exclude the effects of events that the Committee deems do not reflect the performance of the Named Executive Officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, although the Committee may, in its discretion, make adjustments during the fiscal year. Special items include gains, losses or cash outlays that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. For fiscal 2012, the approved categories of adjustments included adjustments related to (i) business acquisitions and divestitures; (ii) debt refinancing; (iii) legacy legal and tax matters; (iv) goodwill and intangible asset impairments for business acquired prior to 2002; (v) certain accounting changes; (vi) tax law changes in Europe; (vii) certain unbudgeted capital expenditures and pension contributions; (viii) unbudgeted restructuring charges; (ix) charges related to the Separation, and (x) realignments of segment and corporate costs. Adjusted FCF is calculated by first adjusting cash flow from operations by removing the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities, and voluntary pension contributions and then deducting net capital expenditures (including accounts purchased from the ADT dealer network), and then adding back the special items that increased or decreased cash flows. The customer attrition rate is a 52-week trailing ratio, the numerator of which is the annualized recurring revenue lost during the period due to attrition, net of dealer charge-backs and re-sales, and the denominator of which is total annualized recurring revenue during the period based on an average of recurring revenue under contract at the beginning of each month during the period. Dealer charge-backs represent customer cancellations charged by us to dealers because the customer cancelled service during the initial period of the contract, generally 12 to 15 months. Revenue is calculated in constant currency, which negates the impact of fluctuations in foreign currency over the course of the year, with adjustments made to targets to reflect the acquisition or divestitures of businesses over the course of the fiscal year (all shown in the table are the targets as adjusted for such items).

The table below shows the maximum and target annual incentive compensation opportunities for fiscal 2012, and the actual payments earned by each of our Named Executive Officers. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table.

Fiscal 2012 Performance Bonus Summary

Named Executive Officer	Maximum[1]	Target	Actual
Edward Breen	$4,062,500	$2,031,250	$1,868,750
Frank Sklarsky	$1,400,000	$ 700,000	$ 644,000
Naren Gursahaney	$1,220,000	$ 610,000	$ 451,300
Laurie Siegel	$ 727,500	$ 363,750	$ 334,650
George Oliver	$1,220,000	$ 610,000	$ 494,100
Patrick Decker	$1,000,000	$ 500,000	$ 504,167[2]

(1) In the first quarter of fiscal 2012, the Committee established and the Board approved potential maximum annual incentive compensation payouts of 0.50% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Named Executive Officers, subject to a cap of $2.5 million. The Committee further established a maximum payout of 200% of target incentive opportunity.

(2) Pro rated for 11 months of fiscal 2012.

The Committee and the independent members of the Board approved award payouts for each of our Named Executive Officers in November 2012 based on the achievement of the minimum adjusted net income performance threshold of $450 million, and the achievement of the quantitative performance measures shown in the "Fiscal 2012 Annual Incentive Compensation Design Summary" table above. These results included a downward adjustment for inappropriate revenue recognition practices related to certain security contracts in China, which resulted in adjustments to prior period financial statements dating back to fiscal 2008. For purposes of the annual incentive plan, the Committee treated all charges related to this matter as though they were incurred in fiscal 2012, effectively eliminating any benefit that the Named Executive Officers had received in prior years.

Long-Term Equity Compensation

Fiscal 2012 Grant

The Committee historically placed a substantial portion of executive officer's compensation at-risk in the form of long-term performance based equity awards (stock options and PSUs). The annual equity award granted to our CEO has been evenly split between PSUs and stock options. For other Named Executive Officers, the mix has been 40% PSUs, 40% stock options and 20% RSUs. For PSUs, performance has been measured over three-year periods using total shareholder return (TSR), return on invested capital (ROIC), and cumulative earnings per share (EPS). For the fiscal 2012 annual equity grant, the Committee granted to Mr. Breen the same 50-50 mix of PSUs and stock options that he had received in prior years, and other Named Executive Officers received the same mix of PSUs, stock options and RSUs described above. The performance metrics for the 2012 PSUs consisted of a ROIC measure (50% weighting) and a relative TSR measure (50% weighting). The ROIC metric was designed to reward executives for efficiently allocating capital and generating profitable growth. The performance period for the fiscal 2012 award was originally the one year period ending on the expected closing date of the Separation. However, as described below, due to developments after the grant date, the performance period was truncated by three months. The table below describes the minimum, target and maximum thresholds for the fiscal 2012 performance metrics. These amounts were later adjusted to account for the nine-month performance period (see below):

	Min	% of Target Earned	Target	% of Target Earned	Max	% of Target Earned
Relative TSR (50% weight)	35th pct.	40%	50th pct.	100%	75th pct.	200%
Improvement in ROIC (50% weight)	10 bp	50%	50 bp	100%	90 bp	200%

Stock options granted to each Named Executive Officer in connection with the fiscal 2012 annual equity award have a 10 year term, vest in equal installments over four years and have an exercise price equal to the Company's closing stock price on the date of grant. RSUs granted in connection with the fiscal 2012 annual equity grant were also valued using the closing price of Company stock on the date of the grant, and vest in equal installments over four years. Vesting provisions related to various termination scenarios are described below under the "Grants of Plan Based Awards" table. As noted above, in connection with the Separation, Messrs. Breen, Sklarsky, Decker and Ms. Siegel terminated his or her executive position with the Company. As a result, all unvested equity held by these individuals granted prior to October 2011 fully vested at the completion of the Separation. Equity granted in October 2011 vested pro-rata based on the number of months completed in the vesting period, plus an additional year of vesting for stock options. For Messrs. Gursahaney and Oliver, who continued as employees of ADT and Tyco, respectively, no equity vested as a result of the Separation.

Modification of Performance Share Units

In order to facilitate the Separation timeline, the Committee approved the truncation of the performance periods for all outstanding PSUs so that each period ended on June 29, 2012 (the last day of Tyco's fiscal third quarter). This modification was necessary to complete the Separation, as the performance metrics applicable to the PSUs would no longer be meaningful following the Separation, and precise diluted share calculations were required to complete the Tyco Flow Control / Pentair Inc. merger transaction. Performance metrics were also adjusted to take into account the shortened performance periods, although the vesting schedules for the PSUs were not changed. Thus, while the number of shares to be delivered in respect of PSUs was determined based on results through June 29, 2012, participants (other than employees who were terminated in connection with the Separation) are generally required to remain employed through the original vesting date before the full amount of shares become deliverable. The graph below illustrates the impact of these modifications:



Truncation
6/29/2012
Timeline
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY2010 Grant
Metric:
- 100% Relative TSR
Method:
- Reduce performance period by one quarter
Results:
200%
FY2011 Grant
Metric:
- 50% Relative TSR
- 50% Cumulative EPS
Method:
- Reduce period by five quarters
- Prorate based on 12% annual growth rate
Results:
200%
159%
FY2012 Grant
Metric:
- 50% Relative TSR
- 50% ROIC basis point improvement
Method:
- Reduce period by one quarter
- Compare to the 3Qs of 2011 and reduce the target improvement level by 25%
Results:
200%
200%
= Original Performance Period
= Time Vesting

Performance Share Results

Consistent with the value delivered to shareholders, through June 29, 2012, the Company had substantially outperformed targeted results and, as a result, the number of shares to be delivered upon vesting of the PSUs is above target, as illustrated by the tables below.



FY10 Long-term Award
9/26/2009 - 6/29/2012
FY11 Long-term Award
9/25/2010 - 6/29/2012
FY12 Long-term Award
10/1/2011 - 6/29/2012
TSR
EPS
ROIC Improvement (bp)
Target
Actual
Result
100%
180%
200%

Original Performance Period	Performance Metric[1]	Original Targets	Minimum	Adjusted Targets	Maximum	Actual
9/26/09-9/28/12	Relative TSR Percentile	50th	35th	50th	75th	76th
9/25/10-9/27/13	Relative TSR Percentile	50th	35th	50th	75th	86th
	3 Year Cumulative EPS	$ 9.79	$ 4.26	$ 5.32	$ 6.38	$ 5.95
10/1/11-9/28/12	Relative TSR Percentile	50th	35th	50th	75th	88th
	Average ROIC	+0.500%	+0.075%	+0.375%	+0.675%	+0.69%

(1) Reflects performance and payout relative to target for each of the PSU awards that were converted to time-based RSUs on June 29, 2012. TSR performance based on percentile rank versus the S&P 500 Industrials. EPS and ROIC performance based on achievement against pre-established targets. EPS is before special items.

Conversion of Equity Awards upon Separation

In October 2011, the Committee approved the conversion methodology for all outstanding Tyco equity awards that would apply at the completion of the Separation. The conversion methodology was designed to preserve the intrinsic value of each form of equity award. In general, equity awards were either (i) converted into equity awards solely with respect to stock of the employee's post-separation employer or (ii) converted into equity awards with respect to each of Tyco, Pentair and ADT. All employees' unvested RSUs granted prior to October 2011 were converted into RSUs of all three post-Separation companies in order to incentivize equitable behavior prior to the Separation. The following table describes the conversion methodology for each of the Named Executive Officers:

Named Executive Officer	Tyco Equity Award	Post-Separation Equity Award
Breen, Sklarsky, Siegel and Decker	Stock Options All RSUs PSUs	Converted to equity awards with respect to all three companies, with a portion vesting upon termination
Oliver	Stock Options RSUs granted prior to Oct '11 RSUs granted in Oct '11 PSUs	Converted to Tyco stock options Converted to RSUs in all three companies Converted to Tyco RSUs Converted to Tyco RSUs
Gursahaney	Stock Options RSUs granted prior to Oct '11 RSUs granted in Oct '11 PSUs	Converted to ADT stock options Converted to RSUs in all three companies Converted to ADT RSUs Converted to ADT RSUs

Although the conversions described above preserved the intrinsic value of each type of award, in some cases they constituted a modification under the authoritative guidance for accounting for stock compensation, which requires a comparison of fair values of awards immediately before the Separation and the fair values immediately after the Separation. In certain instances, the fair value immediately after the Separation was higher. As a result, incremental compensation costs for certain of these awards were recognized and are included in the Summary Compensation Table and Grants of Plan Based Awards Table below. In general, neither the vesting terms for converted options and RSUs, nor the period of exercisability for converted options changed as a result of these conversions.

Other Fiscal 2012 Equity Awards

During fiscal 2012, the Committee ended the cash perquisite allowance program for all officers of the Company that received the benefit, including the Named Executive Officers. This program, which was instituted in 2003 to eliminate costly and administratively burdensome perquisites such as company cars, club dues, and tax preparation services, provided for a cash payment equal to 10% of the officers base salary (up to a maximum of $70,000) that the officer could use without limitation. Taking into consideration market practice, the Committee determined that the program's benefits—in attracting and retaining talented executives—were outweighed by its costs. As a result, the Committee ended the program, and made a one-time grant of RSUs to existing officers who were receiving the benefit at the time it was terminated. The RSUs vest in equal installments over two years and had a grant date fair value equal to two times the annual value of the cash allowance for the applicable officer.

Executive Benefit Plans and Other Elements of Compensation

The executive benefit programs and perquisites for our Named Executive Officers in fiscal 2012 were generally the same as those described above under "Post-Separation Elements of Compensation—Executive Benefit Plans and Other Elements of Compensation" with two exceptions:

- As described above, pursuant to his employment agreement, Mr. Breen was entitled to certain excise tax gross-ups, accruals to his defined benefit pension plan and a severance multiple of three times base salary and target bonus in connection with certain change-in-control events. These benefits have been eliminated as a result of his termination of employment, although we expect to pay certain state income tax gross ups in the future with respect to equity that is delivered or exercised after fiscal 2012.

- In fiscal 2012, certain Named Executive Officers received payments pursuant to a cash perquisite allowance plan. The cash perquisite plan provided Named Executive Officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000, in lieu of more traditional perquisite benefits. As noted above, the Committee discontinued this plan as of January 2012.

Severance

On September 28, 2012, Messrs. Breen, Sklarsky and Ms. Siegel terminated employment with Tyco. Mr. Decker, the former president of Tyco Flow Control, terminated employment effective August 31, 2012 to assume the CEO position with Harsco Corporation, a company unrelated to Tyco. Each of these Named Executive Officers received severance benefits in connection with his or her termination. Mr. Breen's severance was governed by his employment agreement, which defined a "Good Reason" resignation as, among other things, a resignation due to a change in duties which results in a significant diminution in his position, authority, duties or responsibilities. Because the Separation would have allowed Mr. Breen to trigger this provision had he remained CEO, the Board agreed to treat Mr. Breen's resignation from the CEO role as a "Good Reason" triggering event, and, as a result, a significant portion of the fiscal 2012 compensation reported in the executive compensation tables below reflect this treatment. Messrs. Sklarsky, Decker and Ms. Siegel did not have positions in any of the post-Separation companies, and were treated in the same manner as all other employees who were terminated in connection with the Separation. Cash benefits and the continuation of health and welfare benefits were consistent with the benefits provided for in the Tyco International Severance Plan for U.S. Officers and Executives. Equity granted prior to October 2011 fully vested upon completion of the Separation. Equity granted in October 2011 vested pro rata based on the number of months served in the vesting period, with an additional one year of vesting for options. Cash severance benefits and the value of health and welfare continuation benefits in respect of fiscal 2012 for the Named Executive Officers are shown in the table below. These amounts also appear in the Summary Compensation Table. See the Potential Payments upon Termination and Change in Control table for amounts related to retirement plan distributions and vesting of equity awards.

Named Executive Officer	Cash and Health & Welfare Severance Benefits
Edward D. Breen	$7,507,741
Frank S. Sklarsky	$2,835,070
Laurie A. Siegel	$1,734,592
Patrick K. Decker	$2,020,996

Compensation and Human Resources Committee Report on Executive Compensation

The Committee has reviewed and discussed with management this Compensation Discussion and Analysis and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Sandra S. Wijnberg
R. David Yost

Executive Compensation Tables

The following table sets forth information regarding the compensation of the Named Executive Officers of Tyco in fiscal 2012: Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Naren K. Gursahaney, President, ADT North America Residential & Small Business; Laurie A. Siegel, Senior Vice President, Human Resources; and George R. Oliver, President, Commercial Fire & Security. In addition, information regarding Mr. Patrick K. Decker, formerly the Company's President of its Flow Control business segment, is provided. Salary and bonus include amounts that may be deferred at the Named Executive Officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock/Unit Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
Fiscal year-end officer									
Edward D. Breen Chairman and Chief Executive Officer	2012	$1,625,000	$ —	$6,968,894	$5,227,387	$1,868,750	$6,650,000	$8,212,703	$30,552,734
	2011	$1,625,000	$ —	$4,913,163	$4,797,849	$2,925,000	$3,880,000	$2,238,610	$20,379,622
	2010	$1,625,000	$ —	$4,419,090	$4,515,932	$4,062,500	$3,842,000	$1,404,351	$19,868,873
Frank S. Sklarsky Executive Vice President and Chief Financial Officer	2012	$ 700,000	$ —	$1,600,845	$ 877,612	$ 644,000	$ —	$3,030,289	$ 6,852,746
	2011	$ 583,333	$500,000	$3,163,322	$ 874,517	$1,008,000	$ —	$ 140,502	$ 6,269,674
Naren K. Gursahaney President, ADT NA Residential & Small Business	2012	$ 610,000	$290,000	$1,747,016	$1,698,545	$ 451,300	$ —	$ 152,957	$ 4,949,818
	2011	$ 597,500	$ —	$1,296,760	$ 807,609	$ 787,000	$ —	$ 200,421	$ 3,689,290
	2010	$ 560,000	$ —	$1,104,233	$ 956,008	$1,080,800	$ —	$ 176,674	$ 3,877,715
Laurie A. Siegel Senior Vice President, Human Resources	2012	$ 485,000	$ —	$1,161,670	$ 570,942	$ 334,650	$ —	$1,855,659	$ 4,407,921
George R. Oliver President, Commercial Fire & Security	2012	$ 610,000	$365,000	$1,747,016	$ 877,612	$ 494,100	$ —	$ 153,718	$ 4,247,446
	2011	$ 607,493	$ —	$1,296,760	$ 807,609	$1,013,000	$ —	$ 204,153	$ 3,929,015
	2010	$ 599,989	$ —	$1,104,233	$ 956,008	$1,200,000	$ —	$ 175,564	$ 4,035,794
Former officer									
Patrick Decker President, Flow Control	2012	$ 461,538	$ —	$1,707,942	$ 934,902	$ 504,167	$ —	$2,126,873	$ 5,735,422

(1) **Bonus**: Amounts shown in column (d) reflect a sign-on bonus paid to Mr. Sklarsky when he joined the Company in December 2010. In addition, amounts in fiscal 2012 represent lump-sum payments made to Messrs. Oliver and Gursahaney in connection with their promotions to the CEO roles of Tyco and ADT, respectively, upon completion of the Separation.

(2) **Stock/Unit Awards and Option Awards**: The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2012, 2011 and 2010, which consisted of stock options, restricted stock units ("RSUs") and performance share units ("PSUs"). These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For PSUs, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of

PSUs included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual for fiscal 2010: Mr. Breen—$10,015,478; Mr. Sklarsky—$1,779,005; Mr. Gursahaney—$1,779,005; Ms. Siegel—$1,156,353; Mr. Oliver—$1,779,005; Mr. Decker—$1,779,005.

Amounts in column (e) for each Named Executive Officer include the incremental fair value of certain modifications made to outstanding performance stock units in connection with the Separation. On July 12, 2012, in connection with the 2012 Separation, the Board of Directors approved the truncation of performance periods for all outstanding PSUs so that performance was determined as of June 29, 2012 (with vesting terms unchanged). On August 2, 2012, the Committee reviewed and certified performance results through June 29, 2012. Amounts in column (f) for Messrs. Breen, Gursahaney and Decker and Ms. Siegel include the incremental fair value of certain modifications made to outstanding stock options in connection with the Separation. On October 12, 2011 the Committee approved the methodology that would apply to convert outstanding Tyco equity awards upon completion of the Separation into post-Separation equity awards of Tyco, ADT or Pentair in order to preserve intrinsic value. Refer to page 66-67 for more detail regarding these conversions.

(3) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (g) for each Named Executive Officer reflect annual cash incentive compensation for the applicable fiscal year. Annual incentive compensation is discussed in further detail above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings**: The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2012, 2011 and 2010, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the pension plans is set forth in further detail below following the "Pension Benefits" table.

(5) **All Other Compensation**: The amounts reported in column (i) for each Named Executive Officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, severance payments and other miscellaneous benefits. The components of All Other Compensation for each Named Executive Officer are shown in the following table.

			Supplemental Executive Insurance Benefits[b]								
Named Executive	Fiscal Year	Cash Perquisite[a]	Variable Universal Life	Supplemental Disability	Long-Term Care	Personal Use of Company Aircraft[c]	Tax Gross-Ups[d]	Severance Benefits[e]	Retirement Plan Contributions[f]	Miscellaneous[g]	Total All Other Compensation
Fiscal year-end officer											
Edward D. Breen	2012	$17,500	$50,405	$34,683	$15,428	$296,093	$ 40,990	$7,507,741	$235,833	$14,030	$8,212,703
	2011	$70,000	$50,405	$34,683	$15,429	$254,775	$1,512,738	—	$290,563	$10,017	$2,238,610
	2010	$70,000	$50,405	$34,683	$15,429	$213,151	$ 841,566	—	$174,117	$ 5,000	$1,404,351
Frank S. Sklarsky	2012	$17,500	—	—	—	—	$ 12,287	$2,835,070	$ 85,400	$80,032	$3,030,289
	2011	$52,500	—	—	—	—	—	—	$ 23,333	$64,669	$ 140,502
Naren K. Gursahaney	2012	$15,250	$10,109	$15,008	$19,274	—	—	—	$ 70,225	$23,091	$ 152,957
	2011	$59,750	$10,109	$15,008	$19,275	—	—	—	$ 86,665	$ 9,614	$ 200,421
	2010	$56,000	$10,109	$15,008	$19,275	—	$ 23,607	—	$ 43,475	$ 9,200	$ 176,674
Laurie A. Siegel	2012	$12,125	$10,383	$19,529	$16,747	—	—	$1,734,592	$ 51,033	$11,250	$1,855,659
George R. Oliver	2012	$15,250	$14,839	$14,837	$20,346	—	—	—	$ 77,281	$11,165	$ 153,718
	2011	$60,750	$14,839	$14,837	$20,347	—	—	—	$ 83,380	$10,000	$ 204,153
	2010	$60,000	$14,839	$14,837	$20,347	—	$ 19,392	—	$ 36,149	$10,000	$ 175,564
Former officer											
Patrick K. Decker	2012	$12,500	$10,430	$12,762	$18,012	—	—	$2,020,996	$ 49,673	$ 2,500	$2,126,873

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of 10% of the executive's base salary and $70,000. Payments are made quarterly and are adjusted to reflect changes in salary. This benefit was discontinued as of January 1, 2012.

[b] Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for the executive's spouse as well. In December 2010, the Company ceased making premium payments for these benefits for newly hired or promoted executives.

[c] The CEO is authorized to use Company-owned or -leased aircraft for personal travel. Other Named Executive Officers are permitted to use Company-owned or -leased aircraft for personal travel if expressly approved by the Board or the CEO. For purposes of the Summary Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/ parking costs and other variable costs, including incremental costs associated with executives that are not in control of the aircraft, reduced by any amounts paid to the Company by the executive in respect of personal use. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or -leased aircraft, and the cost of maintenance not related to trips.

[d] The amounts shown in this column as tax gross-up payments for Messrs. Gursahaney and Oliver represent tax gross-up payments made with respect to taxable insurance benefits in fiscal 2010. The fiscal 2012 amount for Mr. Sklarsky represents a tax gross-up for relocation benefits. Amounts for Mr. Breen include tax gross-up payments made with respect to taxable insurance benefits and the reimbursement of state taxes owed by him to New York for Tyco work performed in that State. Generally, with respect to compensation awarded to Mr. Breen prior to January 1, 2009, the Company pays the additional taxes (including a gross-up) that Mr. Breen owes as a result of working in New York rather than in his principal work location. The amount related to state taxes for Mr. Breen for fiscal 2012 is an estimate, pending receipt of the relevant personal state tax return information for calendar year 2012. This estimate is based primarily on compensation paid to Mr. Breen in fiscal 2012 that is deemed by New York State to be earned by Mr. Breen in New York prior to 2009. Mr. Breen waived the New York tax gross-up with respect to compensation awarded after January 1, 2009.

[e] Amount reflects cash severance benefits and the value of health and welfare continuation benefits that accrued on September 28, 2012 with respect to Messrs. Breen, Sklarsky and Ms. Siegel, each of whom terminated his or her employment with Tyco on such date. Mr. Decker, the former president of Tyco Flow Control, terminated employment effective August 31, 2012. Each of these Named Executive Officers received severance benefits in connection with his or her termination. Mr. Breen's severance was governed by his employment agreement, which defined a "Good Reason" resignation as, among other things, a change in duties which results in a significant diminution in his position, authority, duties or responsibilities. Because the Separation would have allowed Mr. Breen to trigger this provision had he remained as CEO, the Committee agreed to treat Mr. Breen's resignation from the CEO role as a "Good Reason" triggering event. Mr. Sklarsky, Mr. Decker and Ms. Siegel did not have positions in any of the post-Separation companies, and were treated in the same manner as all other employees who were terminated in connection with the Separation. Cash benefits and the continuation of health and welfare benefits were consistent with the benefits provided for in the Severance Plan. For additional detail, see "Potential Payments Upon Termination and Change in Control" table.

[f] Retirement plan contributions include matching contributions made by the Company on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

[g] Miscellaneous compensation in fiscal 2012 includes matching charitable contributions made by the Company on behalf of Messrs. Breen, Gursahany, Oliver and Ms. Siegel and for Messrs Sklarsky and Gursahaney, the value of relocation benefits. Also, in fiscal 2012 executive physicals were provided to Messrs. Sklarsky, Decker and Ms. Siegel, and the spouses of Messrs. Breen and Oliver were afforded food and other amenities in the amounts of $4,030 and $1,165, respectively, in connection with social functions organized by the Company following a regularly scheduled board meeting. Miscellaneous compensation in fiscal 2011 includes matching charitable contributions made by the Company on behalf of Messrs. Breen, Oliver, Gursahaney, and Ms. Siegel and, for Mr. Sklarsky, the value of relocation benefits. Miscellaneous compensation in fiscal 2010 includes matching charitable contributions made by the Company on behalf of each of Messrs. Gursahaney and Oliver.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity based awards for each of the Company's Named Executive Officers that were granted during fiscal 2012 under the 2004 SIP. Share amounts included in the table reflect the number of pre-Separation Tyco shares that would have been deliverable upon vesting with respect to each award.

				Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]						
Name (a)	**Award Type (b)**	**Grant Date (c)**	**Board or Committee Approval Date (d)**	**Threshold ($) (e)**	**Target ($) (f)**	**Maximum ($) (g)**	**Threshold (#) (h)**	**Target (Mid-Point) (#) (i)**	**Maximum (#) (j)**	**All Other Stock Awards: Number of Shares of Stock or Units (#) (k)**	**All Other Option Awards: Number of Securities Underlying Options (#) (l)**	**Exercise or Base Price of Option Awards ($/Sh) (m)**	**Grant Date Fair Value of Stock and Option Awards ($)[3] (n)**
Fiscal year-end officer													
Edward D. Breen	Performance Bonus	12/7/2011	12/7/2011	$1,015,625	$2,031,250	$4,062,500							
	Stock Option	10/12/2011	10/12/2011								396,900	$44.32	$5,214,433
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							3,040			$ 140,022
	Performance Share Unit	10/12/2011	10/12/2011				48,195	107,100	214,200				$5,007,739
	Performance Share Unit[5]	10/1/2009	7/12/2012				50,360	125,900	251,800				$ 706,022
	Performance Share Unit[5]	10/12/2010	7/12/2012				25,460	63,650	127,300				$1,005,912
	Performance Share Unit[5]	10/12/2011	7/12/2012				21,420	53,550	107,100				$ 109,199
	Stock Option[6]	3/26/2004	10/12/2011								49,749	$52.43	$ 4,042
	Stock Option[6]	3/26/2004	10/12/2011								49,749	$57.19	$ 2,667
	Stock Option[6]	3/26/2004	10/12/2011								49,749	$63.55	$ 1,941
	Stock Option[6]	3/10/2005	10/12/2011								49,749	$71.49	$ 657
	Stock Option[6]	3/10/2005	10/12/2011								49,749	$58.78	$ 1,173
	Stock Option[6]	3/10/2005	10/12/2011								49,749	$65.13	$ 892
	Stock Option[6]	11/22/2005	10/12/2011								124,374	$46.07	$ 1,582
Frank S. Sklarsky	Performance Bonus	12/7/2011	12/7/2011	$ 350,000	$ 700,000	$1,400,000							
	Restricted Stock Unit	10/12/2011	10/12/2011							9,000			$ 398,880
	Stock Option	10/12/2011	10/12/2011								66,800	$44.32	$ 877,612
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							3,040			$ 140,022
	Performance Share Unit[5]	10/12/2011	10/12/2011				8,100	18,000	36,000				$ 889,502
	Performance Share Unit[5]	12/9/2010	7/12/2012				3,900	9,750	19,500				$ 154,087
	Performance Share Unit[5]	10/12/2011	7/12/2012				3,600	9,000	18,000				$ 18,353
Naren K. Gursahaney	Performance Bonus	12/7/2011	12/7/2011	$ 305,000	$ 610,000	$1,220,000							
	Restricted Stock Unit	10/12/2011	10/12/2011							9,000			$ 398,880
	Stock Option	10/12/2011	10/12/2011								66,800	$44.32	$ 877,612
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							2,649			$ 122,013
	Performance Share Unit	10/12/2011	10/12/2011				8,100	18,000	36,000				$ 889,502
	Performance Share Unit[5]	10/1/2009	7/12/2012				10,640	26,600	53,200				149,167
	Performance Share Unit[5]	10/12/2010	7/12/2012				4,280	10,700	21,400				169,101
	Performance Share Unit[5]	10/12/2011	7/12/2012				3,600	9,000	18,000				18,353
	Stock Option[6]	3/10/2005	10/12/2011								31,473	$56.87	20,945
	Stock Option[6]	11/22/2005	10/12/2011								25,178	$46.07	25,960

				Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]						
Name (a)	Award Type (b)	Grant Date (c)	Board or Committee Approval Date (d)	Threshold ($) (e)	Target ($) (f)	Maximum ($) (g)	Threshold (#) (h)	Target (Mid-Point) (#) (i)	Maximum (#) (j)	All Other Stock Awards: Number of Shares of Stock or Units (#) (k)	All Other Option Awards: Number of Securities Underlying Options (#) (l)	Exercise or Base Price of Option Awards ($/Sh) (m)	Grant Date Fair Value of Stock and Option Awards ($)[3] (n)
	Stock Option[6]	1/12/2006	10/12/2011								9,442	$48.67	8,937
	Stock Option[6]	11/21/2006	10/12/2011								88,125	$48.14	88,620
	Stock Option[6]	7/2/2007	10/12/2011								71,000	$53.36	60,518
	Stock Option[6]	8/18/2008	10/12/2011								35,000	$44.49	39,731
	Stock Option[6]	10/7/2008	10/12/2011								129,300	$29.00	212,818
	Stock Option[6]	10/1/2009	10/12/2011								95,200	$33.75	148,003
	Stock Option[6]	10/12/2010	10/12/2011								79,400	$37.29	120,408
	Stock Option[6]	10/12/2011	10/12/2011								66,800	$44.32	94,993
Laurie A. Siegel	Performance Bonus	12/7/2011	12/7/2011	$ 181,875	$ 363,750	$ 727,500							
	Restricted Stock Unit	10/12/2011	10/12/2011							5,800			$ 257,056
	Stock Option	10/12/2011	10/12/2011								43,400	44.32	$ 570,185
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							2,106			$ 97,002
	Performance Share Unit	10/12/2011	10/12/2011				5,265	11,700	23,400				$ 578,177
	Performance Share Unit[5]	10/1/2009	7/12/2012				7,680	19,200	38,400				107,670
	Performance Share Unit[5]	10/12/2010	7/12/2012				2,780	6,950	13,900				109,836
	Performance Share Unit[5]	10/12/2011	7/12/2012				2,340	5,850	11,700				11,929
	Stock Option[6]	3/10/2005	10/12/2011								22,387	$56.87	564
	Stock Option[6]	11/22/2005	10/12/2011								16,417	$46.07	193
George R. Oliver	Performance Bonus	12/7/2011	12/7/2011	$ 305,000	$ 610,000	$1,220,000							
	Restricted Share Unit	10/12/2011	10/12/2011							9,000			$ 398,880
	Stock Option	10/12/2011	10/12/2011								66,800	$44.32	$ 877,612
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							2,649			$ 122,013
	Performance Stock Unit	10/12/2011	10/12/2011				8,100	18,000	36,000				$ 889,502
	Performance Share Unit[5]	10/1/2009	7/12/2012				10,640	26,600	53,200				$ 149,167
	Performance Share Unit[5]	10/12/2010	7/12/2012				4,280	10,700	21,400				$ 169,101
	Performance Share Unit[5]	10/12/2011	7/12/2012				3,600	9,000	18,000				$ 18,353

Name (a)	Award Type (b)	Grant Date (c)	Board or Committee Approval Date (d)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($) (e)	Target ($) (f)	Maximum ($) (g)	Estimated Possible Payouts Under Equity Incentive Plan Awards[2] Threshold (#) (h)	Target (Mid-Point) (#) (i)	Maximum (#) (j)	All Other Stock Awards: Number of Shares of Stock or Units (#) (k)	All Other Option Awards: Number of Securities Underlying Options (#) (l)	Exercise or Base Price of Option Awards ($/Sh) (m)	Grant Date Fair Value of Stock and Option Awards ($)[3] (n)
Former officer:													
Patrick Decker	Performance Bonus	12/7/2011	12/7/2011	$ 250,000	$ 500,000	$1,000,000							
	Restricted Stock Unit	10/12/2011	10/12/2011							9,000			$ 398,880
	Stock Option	10/12/2011	10/12/2011								66,800	$44.32	$ 877,612
	Restricted Stock Unit[4]	12/8/2011	12/8/2011							2,172			$ 100,042
	Performance Stock Unit	10/12/2011	10/12/2011				8,100	18,000	36,000				$ 889,502
	Performance Share Unit[5]	10/1/2009	7/12/2012				10,040	25,100	50,200				$ 140,756
	Performance Share Unit[5]	10/12/2010	7/12/2012				4,060	10,150	20,300				$ 160,409
	Performance Share Unit[5]	10/12/2011	7/12/2012				3,600	9,000	18,000				$ 18,353
	Stock Option[6]	3/26/2004	10/12/2011								3,482	$44.16	$ 475
	Stock Option[6]	3/10/2005	10/12/2011								20,143	$56.87	$ 1,567
	Stock Option[6]	11/22/2005	10/12/2011								11,330	$46.07	$ 1,546
	Stock Option[6]	11/21/2006	10/12/2011								22,031	$48.14	$ 2,922
	Stock Option[6]	7/2/2007	10/12/2011								17,000	$53.36	$ 1,826
	Stock Option[6]	8/18/2008	10/12/2011								35,000	$44.49	$ 4,859
	Stock Option[6]	10/7/2008	10/12/2011								110,800	$29.00	$ 15,997
	Stock Option[6]	10/1/2009	10/12/2011								89,900	$33.75	$ 12,966
	Stock Option[6]	10/12/2010	10/12/2011								75,400	$37.29	$ 10,886
	Stock Option[6]	10/12/2011	10/12/2011								30,617	$44.32	$ 4,245

(1) Amounts reported in columns (e) through (g) represent potential cash payments under the annual performance bonuses that the Named Executive Officers could have earned under the Company's annual incentive plan for fiscal 2012. The Board approved a maximum bonus payout of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Named Executive Officers, subject to a cap of $2.5 million. The Committee further established a maximum payout of 200% of target. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(2) Amounts in (h) through (j) represent potential share payouts with respect to PSUs assuming that threshold, target and maximum performance conditions are achieved. In connection with the modification of these awards described in footnote 5 below, performance results were determined as of June 29, 2012 and the number of shares that are deliverable upon vesting has been determined. These amounts range between 180% and 200% of target amounts depending on the year of grant. Refer to page 67 for a discussion of performance results.

(3) Amounts in column (n) show the grant date fair value of the option awards, RSUs and PSUs granted to Named Executive Officers, as well as the incremental fair value for awards that were modified during fiscal 2012 (see footnotes 5 and 6). These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC Topic 718), excluding the effect of estimated forfeitures. For grants of stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For grants of RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For grants of PSUs, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. However, the actual number of shares that will be delivered with respect to the PSUs was determined based on performance through June 29, 2012.

(4) During fiscal 2012, the Committee ended the cash perquisite allowance program for all officers of the Company that received the benefit, including the Named Executive Officers and made a one-time grant of RSUs to existing officers who were receiving the benefit at the time it was terminated. The RSUs vest in equal installments over two years and had a grant date fair value equal to two times the annual value of the cash allowance for the applicable officer.

(5) On July 12, 2012, in connection with the Separation, the Board of Directors approved the truncation of the performance periods for all outstanding PSUs so that each period ended on June 29, 2012 (the last day of Tyco's fiscal third quarter). This modification was necessary to complete the Separation, as the performance metrics applicable to the PSUs would no longer be meaningful following the Separation. The awards maintained their original vesting schedule. Performance through June 29, 2012 was reviewed and certified by the Committee on August 2, 2012. Refer to page 67 in the Compensation Discussion and Analysis for details on the performance results. For modified PSUs, amounts in column (n) represent the incremental fair value of these modifications calculated in accordance with ASC Topic 718.

(6) On October 12, 2011 the Committee approved the conversion methodology for all outstanding Tyco equity awards that would apply at the completion of the Separation. The conversion methodology was designed to preserve the intrinsic value of each form of equity award. In general, equity awards were either (i) converted into equity awards solely in respect of the stock of the employee's post-separation employer or (ii) converted into equity awards with respect to each of Tyco, Pentair and ADT. Although these conversions preserved the intrinsic value of each type of award, in some cases they constituted a modification under ASC Topic 718, which requires a comparison of fair values of awards immediately before the Separation and the fair values immediately after the Separation. In certain instances, the fair value of stock options immediately after the Separation was higher. As a result, the modification resulted in incremental compensation costs for these awards, which are reported in column (n).

The Company made its annual grant of equity for fiscal 2012 in October 2011. The award for the CEO consisted of stock options and PSUs. Other Named Executive Officers also received a mix of stock options, PSUs and RSUs. When the Company grants stock options, the exercise price equals the fair market value of our common stock on the date of grant. Stock options generally vest in equal installments over a period of four years. Each option holder has 10 years to exercise his or her stock option from the date of grant, unless forfeited earlier. PSUs generally vest at the end of three-year performance cycles, with the number of shares delivered dependent on the achievement of applicable performance criteria. Anywhere between zero and 200% of the target number shares may be delivered based on performance. PSUs generally accrue dividend equivalent units, which are subject to the same performance conditions applicable to the underlying award, but do not carry voting rights. RSUs generally vest in equal installments over four years, accrue dividend equivalents subject to the same vesting restrictions as the underlying award, and do not carry voting rights.

In general forfeiture provisions for all types of equity awards are as follows:

Event	Vesting	Exercisability of Options
Voluntary termination of employment (other than retirement)	Unvested awards are forfeited as of termination of employment.	Vested options expire on the earlier of (i) original expiration date, or (ii) 90 days after termination of employment.
Involuntary termination of employment *not* for cause	Unvested awards are forfeited as of termination of employment, except with respect to a change-in-control, divestiture or outsourcing event (in which case pro rata vesting generally applies). Certain executives are entitled to receive an additional year of stock option vesting.	Vested options expire on the earlier of (i) original expiration date, or (ii) 90 days after termination of employment (except with respect to a change-in-control, divestiture or outsourcing event, in which case the 90 days is extended to one to three years).
Termination of employment for cause	Unvested awards are immediately forfeited as of termination of employment.	Vested options are immediately cancelled upon termination of employment.
Retirement (defined as termination of employment for reasons other than cause on or after age 55 if the sum of age and full years of service with the Company is at least 60).	Unvested awards that have been granted within twelve months are forfeited if retirement occurs less than twelve months after the grant date. On or after the 1st anniversary of the grant date, unvested awards accelerate and vest pro rata based on the number of months completed in the vesting period.	Vested options expire on the earlier of (i) original expiration date, or (ii) three years after termination of employment.
Disability or death	Unvested awards become fully vested as of termination of employment.	Vested awards expire on the earlier of (i) original expiration date, or (ii) three years after termination of employment.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of the Named Executive Officers, all equity awards that were outstanding as of September 28, 2012. Dollar amounts are based on the ex-distribution NYSE closing price of $27.43 for the Company's common stock on September 28, 2012.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)[2] (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] (i)
Fiscal year-end officer								
Edward D. Breen	49,739	—	$25.91	3/25/2014				
	49,739	—	$28.26	3/25/2014				
	49,739	—	$31.40	3/25/2014				
	49,739	—	$29.05	3/9/2015				
	49,739	—	$32.19	3/9/2015				
	49,739	—	$35.33	3/9/2015				
	124,349	—	$22.77	11/21/2015				
	399,634	—	$23.79	11/20/2016				
	291,942	—	$26.37	7/1/2017				
	553,990	—	$14.33	10/6/2018				
	449,610	—	$16.68	9/30/2019				
	471,606	—	$18.43	10/11/2020				
	190,143	—	$21.90	10/11/2021				
Frank S. Sklarsky	72,485	—	$20.19	9/28/2013				
	32,002	—	$21.90	9/28/2013				
Naren K. Gursahaney					8,369	$229,562		
Laurie A. Siegel	22,382	—	$28.10	3/9/2015				
	16,413	—	$22.77	9/28/2015				
	53,494	—	$23.79	9/28/2015				
	42,991	—	$26.37	9/28/2015				
	23,070	—	$14.33	9/28/2015				
	34,343	—	$16.68	9/28/2015				
	51,589	—	$18.43	9/28/2015				
	20,792	—	$21.90	9/28/2015				
George R. Oliver	127,371	—	$21.61	7/9/2016	32,364	$887,745	155,543	$4,266,544
	143,666	—	$26.37	7/1/2017				
	70,821	—	$21.99	8/17/2018				
	196,225	65,409	$14.33	10/6/2018				
	96,316	96,317	$16.68	9/30/2019				
	40,165	120,498	$18.43	10/11/2020				
	—	135,167	$21.90	10/11/2021				
Former officer:								
Patrick K. Decker	3,481	—	$21.82	11/29/2012				
	20,139	—	$28.10	8/31/2013				
	11,327	—	$22.77	8/31/2013				
	22,026	—	$23.79	8/31/2013				
	16,996	—	$26.37	8/31/2013				
	34,993	—	$21.99	8/31/2013				
	110,778	—	$14.33	8/31/2013				
	89,882	—	$16.68	8/31/2013				
	75,385	—	$18.43	8/31/2013				
	30,610	—	$21.90	8/31/2013				

(1) Vesting information for each outstanding option award for Mr. Oliver is described in the table below. None of the other Named Executive Officers hold unvested stock options of Tyco.

Vesting Date	George R. Oliver	
	Exercise Price	# of Shares Underlying Award
2012		
10/1/2012	$16.68	48,158
10/7/2012	$14.33	65,409
10/12/2012	$18.43	40,166
10/12/2012	$21.90	33,791
2013		
10/1/2013	$16.68	48,159
10/12/2013	$18.43	40,166
10/12/2013	$21.90	33,792
2014		
10/12/2014	$18.43	40,166
10/12/2014	$21.90	33,792
2015		
10/12/2015	$21.90	33,792

(2) The amounts in columns (f) and (g) reflect, for each Named Executive Officer, the number and market value of RSUs which had been granted as of September 28, 2012, but which remained subject to additional vesting requirements (Mr. Oliver's continued employment with Tyco and Mr. Gursahaney's continued employment with ADT). None of the other Named Executive Officers hold unvested RSUs of Tyco. Scheduled vesting of all RSUs, and the number of shares underlying awards, for each of the Named Executive Officer is a follows:

Vesting Date	George R. Oliver	Naren K. Gursahaney
	Number of Shares Underlying Awards	
2012		
10/12/2012	7,431	2,790
12/8/2012	2,716	
2013		
10/12/2013	7,430	2,790
12/8/2013	2,716	
2014		
10/12/2014	7,431	2,789
2015		
10/12/2015	4,640	

(3) Amounts in columns (h) and (i) reflect the number and market value, as of September 28, 2012, of unvested PSUs held by Mr. Oliver. None of the other Named Executive Officers hold unvested PSUs of Tyco. As noted under the Grants of Plan Based Awards table, in connection with the Separation, performance results were determined as of June 29, 2012, and the number of shares

that will be delivered in accordance with the original vesting schedule has been determined. The table below reflects the number of shares that will be delivered upon vesting:

Vesting Date	George R. Oliver
	Number of Shares Underlying Awards
2013	
9/27/2013	81,287
2014	
9/26/2014	74,256

As described on page 67, stock options and RSUs held by certain Tyco employees as of September 28, 2012 were adjusted so that immediately after the Separation the employees held stock options and RSUs of each of Tyco, ADT and Pentair. As a result, each of the Named Executive Officers holds stock options and/or RSUs of ADT and Pentair that are not included in the table above. As a result of the Separation:

- Mr. Breen received 1,389,850 options to purchase ADT common stock with exercise prices ranging from $18.57 to $45.79, all of which were vested as of September 28, 2012; and 666,965 options to purchase Pentair common stock with exercise prices ranging from $22.45 to $55.34, all of which were vested as of September 28, 2012.
- Mr. Sklarsky received 52,243 options to purchase ADT common stock with exercise prices ranging from $26.16 to $28.39, all of which were vested as of September 28, 2012; and 25,071 options to purchase Pentair common stock with exercise prices ranging from $31.62 to $34.31, all of which were vested as of September 28, 2012.
- Mr. Gursahaney received 985,033 options to purchase ADT common stock with exercise prices ranging from $18.57 to $36.42, all of which will vest by October 12, 2015 . In addition, Mr. Gursahaney received 142,711 ADT RSUs and 2,007 Pentair RSUs, all of which will vest by October 12, 2015.
- Ms. Siegel received 132,535 options to purchase ADT common stock with exercise prices ranging from $18.57 to $36.42, all of which were vested as of September 28, 2012; and 63,600 options to purchase Pentair common stock with exercise prices ranging from $22.45 to $44.02, all of which were vested as of September 28, 2012.
- Mr. Oliver received 4,184 ADT RSUs and 2,007 Pentair RSUs, all of which will vest by October 12, 2014.
- Mr. Decker received 207,806 options to purchase ADT common stock with exercise prices ranging from $18.57 to $36.42, all of which were vested as of August 31,2012; and 99,722 options to purchase Pentair common stock with exercise prices ranging from $22.45 to $44.02, all of which were vested as of August 31, 2012.

Option Exercises and Stock Vested Table

The following table shows, for each of the Named Executive Officers, the amounts realized from options that were exercised and RSUs that vested during fiscal 2012. Amounts presented are shown on a pre-Separation basis.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Fiscal year-end officer				
Edward D. Breen[1]	—	$ —	783,904	$41,435,712
Frank S. Sklarsky[1]	—	$ —	108,493	$ 5,966,245
Naren K. Gursahaney	37,768	$ 513,285	120,412	$ 6,132,225
Laurie A. Siegel[1]	131,446	$2,923,789	118,458	$ 6,199,778
George R. Oliver	—	$ —	120,412	$ 6,132,225
Former officer:				
Patrick K. Decker[1]	—	$ —	168,909	$ 8,965,000

(1) For awards that vested on September 28, 2012 amounts presented reflect the pre-conversion number and value of Tyco shares (value based on regular-way trading). On September 28, 2012, upon termination of the applicable executive's employment, certain awards vested and are reflected in this table. While the shares vested on September 28, 2012, they were not delivered until the processing of the conversion was completed shortly thereafter. Mr. Decker's termination was on August 31, 2012 and his awards were vested and delivered prior to September 28, 2012.

Pension Benefits Table

The following table presents, for each Named Executive Officer, the present value of the benefit he or she would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 28, 2012. Mr. Breen was the only Named Executive Officer of the Company with a pension benefit. In connection with Mr. Breen's termination of employment, Mr. Breen became entitled to the accrued amounts reflected below.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)[2]	Payments During Last Fiscal Year ($) (e)
Edward D. Breen	Employment Agreement[1]	10.17	$30,310,000	$—

(1) The terms of Mr. Breen's employment agreement provide that he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment. The supplemental benefit is in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings. This average is calculated as the highest average of the sum of his monthly base salary and actual bonus (the bonus being spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60-month period prior to his termination of employment. The 50% of final average earnings is reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates, by benefits from any other defined benefit pension plans maintained by any previous employers, and by benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Breen is vested in the benefit described above. Mr. Breen's benefit is payable as an actuarially equivalent lump sum in March 2016.

(2) The amount in column (d) represents the present value of the amount to be paid to Mr. Breen and was calculated as the discounted present value of normal retirement benefits earned as of September 28, 2012, payable as a lump sum at age 60 (without regard to pre-retirement mortality or other decrements). The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 15 to the Company's audited consolidated financial statements for the fiscal year ended September 28, 2012, and include:

- A discount rate of 3.60%;
- Payment as a lump sum;
- A prime rate of 3.25% (used to accumulate the Company's defined contribution match balance).

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2012

The following table presents information on the non-qualified deferred compensation accounts of each Named Executive Officer at September 28, 2012.

Name (a)	Plan Type (b)	Executive Contributions in Last Fiscal Year ($)(c)[1]	Registrant Contributions in Last Fiscal Year ($)(d)[1]	Aggregate Earnings in Last Fiscal Year ($)(e)[2]	Aggregate Withdrawals/ Distributions ($)(f)[3]	Aggregate Balance at Last Fiscal Year End ($)(g)
Fiscal year-end officer						
Edward D. Breen	Deferred Stock Units[4]	—	—	$16,151,838	—	$55,799,062
	SSRP	—	$223,333	$ 278,479	—	$ 1,798,124
	SERP			$ 140,445		$ 863,282
Frank S. Sklarsky	SSRP	—	$ 72,900	$ 16,524	—	$ 99,650
Naren K. Gursahaney	SSRP	$460,813	$ 60,850	$ 677,888	—	$ 4,248,842
	SERP			$ 65		$ 60,823
Laurie A. Siegel	SSRP	$257,866	$ 38,533	$ 1,290	—	$ 1,264,424
	SERP			$ 88		$ 82,821
George R. Oliver	SSRP	—	$ 66,567	$ 45,000	—	$ 416,469
Former officer						
Patrick K. Decker	SSRP	$127,371	$ 37,173	$ 64,964		$ 1,189,872
	SERP			$ 12		$ 11,370

(1) Amounts in columns (c) and (d) include employee and Company contributions, respectively, under Tyco's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts shown in column (d) are included in the Summary Compensation Table under the column heading "All Other Compensation." Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2) Amounts in column (e) include earnings or (losses) on the Named Executive Officer's notional account in the SSRP and in Tyco's Supplemental Executive Retirement Plan (the "SERP"). The SERP was frozen with respect to additional contributions on December 31, 2004. Investment options under the SSRP include only funds that are available under Tyco's tax-qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.

(4) Reflects Deferred Stock Units ("DSUs") originally granted to Mr. Breen in July 2002. Distribution of the DSUs is expected to occur on or about March 28, 2013 as a result of Mr. Breen's termination of employment. Amounts in column (e) also includes the value of, and earnings on, 18,869 fully vested dividend equivalents accrued during fiscal 2012. The value set forth in column (g) is based on Tyco's regular-way closing price on the NYSE of $56.26 on September 28, 2012.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would have been payable to Messrs. Gursahaney and Oliver upon termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 28, 2012. For Messrs. Breen, Sklarsky, Decker and Ms. Siegel, amounts shown reflect payments and benefits to which they actually became entitled upon their termination of employment (August 31, 2012 for Mr. Decker and September 28, 2012 for the others). Equity award amounts are shown on a pre-Separation basis and are based on Tyco's regular-way closing share price of $56.26 on the NYSE on September 28, 2012, except for Mr. Decker, whose amounts reflect Tyco's regular-way closing share price of $56.38 on the NYSE on August 31, 2012.

For Mr. Breen, actual severance benefits were governed by his employment agreement. Although all amounts reflected in the table have not yet been delivered to Mr. Breen, he effectively became entitled to these amounts on September 28, 2012. For each of the other Named Executive Officers, cash severance benefits and benefit and perquisite continuation were determined in accordance with the Severance Plan. The Committee also approved the accelerated vesting of equity awards for these individuals in a manner consistent with the treatment for all other employees that were terminated as a result of the Separation.

For Messrs. Gursahaney and Oliver, the hypothetical severance benefits shown below under the Change-in-Control columns reflect amounts that would have been payable under the CIC Severance Plan in existence on September 28, 2012. Similarly, amounts shown under the Other Termination columns reflect benefits that would have been payable under the Severance Plan in effect on September 28, 2012. As discussed in the Compensation Discussion and Analysis, these plans have been updated following the Separation.

	Change in Control		Other Termination			
Name / Form of Compensation (a)	Without Qualified Termination (b)	With Qualified Termination (c)[2]	With Cause (d)	Without Cause or With Good Reason (e)[1]	Resignation/ Retirement (f)	Death or Disability (g)
Fiscal year-end officer						
Edward D. Breen						
Severance	N/A	N/A	N/A	$ 7,312,500	N/A	N/A
Benefit & Perquisite Continuation[3]	N/A	N/A	N/A	$ 195,241	N/A	N/A
Vesting of Equity Awards[4]	N/A	N/A	N/A	$35,111,979	N/A	N/A
Retirement Plan Distributions[5]	N/A	N/A	N/A	$ 3,556,000	N/A	N/A
Frank S. Sklarsky						
Severance	N/A	N/A	N/A	$ 2,805,385	N/A	N/A
Benefit & Perquisite Continuation[3]	N/A	N/A	N/A	$ 29,685	N/A	N/A
Vesting of Equity Awards[4]	N/A	N/A	N/A	$ 6,462,795	N/A	N/A
Vesting of SSRP Balance[7]	N/A	N/A	N/A	$ 99,650	N/A	N/A
Naren K. Gursahaney						
Severance	$ 0	$2,440,000	$ 0	$ 2,440,000	$ 0	$ 0
Benefit & Perquisite Continuation[3][6]	$ 0	$ 29,685	$ 0	$ 29,685	$ 0	$ 840,000
Vesting of Equity Awards[4]	$ 0	$9,342,701	$ 0	$ 1,992,870	$ 0	$8,589,323
Laurie A. Siegel						
Severance	N/A	N/A	N/A	$ 1,704,962	N/A	N/A
Benefit & Perquisite Continuation[3]	N/A	N/A	N/A	$ 29,630	N/A	N/A
Vesting of Equity Awards[4]	N/A	N/A	N/A	$ 4,687,577	N/A	N/A
George R. Oliver						
Severance	$ 0	$2,440,000	$ 0	$ 2,440,000	$ 0	$ 0
Benefit & Perquisite Continuation[3][6]	$ 0	$ 24,301	$ 0	$ 24,301	$ 0	$1,150,000
Vesting of Equity Awards[4]	$ 0	$9,342,701	$ 0	$ 1,992,870	$ 0	$8,589,323
Former officer						
Patrick K. Decker						
Severance	N/A	N/A	N/A	$ 2,000,000	N/A	N/A
Benefit & Perquisite Continuation[3]	N/A	N/A	N/A	$ 20,996	N/A	N/A
Vesting of Equity Awards[4]	N/A	N/A	N/A	$ 9,372,438	N/A	N/A

(1) As a result of Mr. Breen's resignation in connection with the Separation, he received severance benefits consistent with a "Good Reason" termination, as defined in his employment agreement, except that Mr. Breen waived the acceleration of a portion of his fiscal 2012 annual equity grant.

(2) Under the CIC Severance Plan in effect on September 28, 2012, Messrs. Gursahaney and Oliver would have been entitled to a severance payment of two times base salary and two times target bonus, subject to possible reduction if the excise tax under Section 4999 would apply. Under the Severance Plan in existence on September 28, 2012, Messrs. Gursahaney and Oliver would have been entitled to salary continuation and bonus payments for the 24 months following termination of employment. In addition to the amounts included in this table, Messrs. Gursahaney and Oliver would have been entitled to the annual performance bonus for the year in which employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading "Non-Equity Incentive Compensation," and are discussed above under the heading "Elements of Compensation—Annual Incentive Compensation."

(3) Mr. Breen's employment agreement provides for continued participation in health and welfare plans over the same time period for which severance is payable, subject to an 18-month limit on medical benefits. If continued participation is not practicable, and/or if Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made, with a tax gross-up on such amounts. For each of the other Named Executive Officers, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan, which both provided for 12 months of continuing coverage, and if the executive's severance period is greater than 12 months, the executive would be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months. Not included is the value of the executive disability insurance program that provides salary continuation of an additional $25,000 ($75,000 for Mr. Breen) above the $15,000 monthly benefit provided by our broad based disability plan.

(4) Amounts represent the intrinsic value of unvested Tyco equity awards and stock options that would have vested upon a triggering event for Messrs. Gursahaney and Oliver, and that did vest for the remaining Named Executive Officers. Amounts in respect of PSUs reflect the number of shares based on actual performance results through June 29, 2012. For Mr. Breen, the amount in column (e) includes a tax gross-up payment to the State of New York of $28,935. Mr. Breen agreed to waive the New York State tax gross-up payments for compensation that is awarded to him after January 1, 2009.

(5) Amount in column (e) represents the additional amount (incremental to the amount disclosed in the Pension Benefits Table) that is due to Mr. Breen as a result of his "Good Reason" resignation. Under Mr. Breen's employment agreement, the amount due to Mr. Breen as a result of a Good Reason resignation under the Supplemental Executive Retirement Plan is not subject to a reduction of 0.25% for each month or partial month the termination date is prior to age 60 (which would have applied under other circumstances).

(6) Amounts in column (g) represent the Company-provided supplemental life insurance benefit for Messrs. Gursahaney and Oliver that would have been delivered upon the death of the executive.

(7) Amount represents the unvested portion of Mr. Sklarsky's SSRP account balance that vested upon completion of the Separation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than 10% of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Except for the two items noted below, and based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than 10% of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 28, 2012. The exceptions are (i) due to administrative oversight, a grant of RSUs to Ms. Reinsdorf on May 3, 2012 was reported late on May 8, 2012 and (ii) dividend equivalents units were inadvertently omitted from Form 4s filed on August 21, 2012 for Messrs. Gursahaney and Oliver that reported the vesting of the underlying RSUs. The omission was due to the vesting of such dividend equivalent units between the record and payable dates for the dividend and later Form 4s were filed on September 10, 2012.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements and Swiss statutory financial statements for the fiscal year ended September 28, 2012, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP and the Swiss statutory financial statements comply with Swiss law and Tyco's Articles of Association. In addition, the Committee has discussed with the independent auditors the auditors' independence from Tyco and its management as required under Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has also received an unqualified opinion from Deloitte AG that the Swiss statutory financial statements for the period ended September 28, 2012 comply with Swiss law and the Company's Articles of Association. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 28, 2012 filed with the Securities and Exchange Commission and that such report, together with the audited statutory financial statements of Tyco International Ltd. be included in Tyco's annual report to shareholders for the fiscal year ended September 28, 2012.

Submitted by the Audit Committee,

Brendan R. O'Neill, Chair
Michael E. Daniels
Frank M. Drendel

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for a fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Freier Platz 10, 8200 Schaffhausen, Switzerland. The telephone number there is +41 52 633 02 44.

Shareholder Proposals for the 2014 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of Tyco's Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 24, 2013. Such proposals should be sent to Tyco's Secretary at our registered address, Freier Platz 10, 8200 Schaffhausen, Switzerland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under Swiss law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Swiss law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Rule 14a-4 of the Exchange Act governs the use of discretionary proxy voting authority with respect to a stockholder proposal that is not addressed as an agenda item in the proxy statement. With respect to the 2014 Annual General Meeting of Stockholders, if Tyco is not provided notice of a stockholder proposal prior to December 8, 2013, Tyco management will be permitted to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 28, 2012, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd, Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

(This page intentionally left blank.)

NON-GAAP MEASURES

Organic revenue, free cash flow (outflow) (FCF), and operating income are before special items are non-GAAP measures and should not be considered replacements for GAAP results. Organic revenue is a useful measure used to measure the underlying results and trends in the business. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect the underlying results and trends (for example, revenue reclassifications). For compensation purposes, additional adjustments may be made as deemed appropriate by the Compensation Committee. Organic revenue and the rate of organic growth or decline as presented herein may not be comparable to similarly titled measures reported by other companies. Organic revenue is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying results of the company's businesses, such as acquisitions and divestitures. It may be used as a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue. This limitation is best addressed by using organic revenue in combination with the GAAP numbers.

FCF is a useful measure of the company's cash which is free from any significant existing obligation. The difference between Cash Flows from Operating Activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash flows that the company believes are useful to identify. FCF permits management and investors to gain insight into the number that management employs to measure cash that is free from certain any significant existing obligation. The difference reflects the impact from:

- net capital expenditures,
- dealer generated accounts and bulk account purchases,
- cash paid for purchase accounting and holdback liabilities, and
- voluntary pension contributions.

Capital expenditures and dealer generated and bulk account purchases are subtracted because they represent long-term commitments. Cash paid for purchase accounting and holdback liabilities is subtracted because these cash outflows are not available for general corporate uses. Voluntary pension contributions are added back because this activity is driven by economic financing decisions rather than operating activity. For compensation purposes, additional adjustments may be made as deemed appropriate by the Compensation Committee.

The limitation associated with using FCF is that it adjusts for cash items that are ultimately within management's and the Board of Directors' discretion to direct and therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow numbers. FCF as presented herein may not be comparable to similarly titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures.

The company has presented its operating income before special items. Special items include charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges and other income or charges that may mask the underlying operating results and/or business trends of the company or business segment, as applicable. The company utilizes these measures to assess overall operating performance and segment level core operating performance, as well as to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. This measure is useful for investors because it permits more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between operating income before special items and operating income (the most comparable GAAP measures) consists of the impact of the special items noted above. For compensation purposes, additional adjustments may be made as deemed appropriate by the Compensation Committee. The limitation of this measure is that it excludes the impact (which may be material) of items that increase or decrease the company's reported operating income. This limitation is best addressed by using the non-GAAP measure in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

Tyco International Ltd.
For the Year Ended September 28, 2012
(in millions)
(Unaudited)

	Segments*					
	Commercial Fire and Security	ADT North American Residential	Flow Control	Segment Revenue	Corporate And Other	Total Revenue
Revenue (GAAP)	$10,402	$3,227	$3,920	**$17,549**	—	**$17,549**
Foreign currency impact	(32)	(4)	(10)	**(46)**		**(46)**
China revenue adjustment FY2008-FY2011				—	(133)	**(133)**
Impact of sanctioned country restrictions			32	**32**		**32**
Other Committee approved adjustments	2	30	2	**34**		**34**
Revenue Excluding Foreign Currency and Including Committee Approved Adjustment	$10,372	$3,253	$3,944	**$17,569**	$(133)	**$17,436**

	Segments*					
	Commercial Fire and Security	ADT North American Residential	Flow Control	Segment Operating Income	Corporate And Other	Total Operating Income
Operating Income (GAAP)	$1,196	$766	$423	**$2,385**	$(746)	**$1,639**
Restructuring, net	66	4	22	**92**	13	**105**
Restructuring charges in cost of sales and SG&A			3	**3**		**3**
Separation costs included in SG&A	3	8	8	**19**	1	**20**
(Gains) / losses on divestitures, net	7		5	**12**	7	**19**
Acquisition / integration costs	8	14	1	**23**		**23**
Asset impairment charges	25		1	**26**		**26**
Change in valuation methodology for asbestos				—	116	**116**
Legacy legal items	29			**29**	17	**46**
Former management ERISA reversal				—	(50)	**(50)**
Separation costs	4	7	5	**16**	307	**323**
Operating Income Before Special Items	$1,338	$799	$468	**$2,605**	$(335)	**$2,270**
Committee Approved Adjustments:						
China operating income adjustment FY2008-FY2011				—	(32)	**(32)**
Impact of sanctioned country restrictions			23	**23**		**23**
Other Committee approved adjustments	24	(5)	12	**31**	(1)	**30**
Operating Income Before Special Items and Including Committee Approved Adjustments	$1,362	$794	$503	**$2,659**	$(368)	**$2,291**

* Segments presented are on a pre-separation basis. Upon completion of the separation, the Company realigned the operating and management structure of the businesses.

Earnings Per Share Summary
(Unaudited)

	Year to Date Sept. 30, 2011	Year to Date June 29, 2012		
Diluted EPS from Continuing Operations Attributable to Tyco Shareholders (GAAP)	**$ 3.27**	**$ 1.96**		
Restructuring, net	0.13	0.08		
Acquisition / integration costs	0.06	0.03		
(Gains) / losses on divestitures, net	(0.34)	0.03		
Note receivable write-off	0.01	—		
Asset impairment charges	—	0.03		
Separation costs	0.05	0.32		
Separation costs included in SG&A	—	0.01		
Separation costs included in interest expense	—	0.01		
Former management ERISA reversal	—	(0.07)		
Legacy legal items	0.04	0.08		
Change in valuation methodology for asbestos	—	0.15		
Tax items	0.02	0.08		
Total Before Special Items	**$ 3.24**	**$ 2.71**	**$5.95**	**Total Cumulative EPS**

Tyco International Ltd.
For the Year Ended September 28, 2012
(in millions)
(Unaudited)

Net cash provided by operating activities	$2,586
Sale of accounts receivable	1
Capital expenditures, net (including proceeds from stand alone assets held for sale)	(949)
Acquisition of dealer generated customer accounts and bulk account purchases	(676)
Purchase accounting and holdback liabilities	(2)
Free Cash Flow	$ 960
Restructuring cash payments	104
Cash paid on acquisition/integration costs	3
Cash paid on legacy matters	19
Separation cash spend	207
Adjusted Free Cash Flow	$1,293
Committee Approved Adjustments:	
Additional purchase of dealer generated customer accounts and bulk account purchases	63
Impact of sanctioned country restrictions	32
Other Committee approved adjustments	69
Adjusted Free Cash Flow Including Committee Approved Adjustments	**$1,457**

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Commission File Number) 001-13836

TYCO INTERNATIONAL LTD.

(Exact name of Registrant as specified in its charter)

Switzerland	**98-0390500**
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

Freier Platz 10, CH-8200 Schaffhausen, Switzerland
(Address of registrant's principal executive office)

41-52-633-02-44
(Registrant's telephone number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, Par Value CHF 6.70	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 30, 2012 was approximately $25,702,489,551

The number of common shares outstanding as of November 13, 2012 was 465,717,368.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2013 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See page 72 to 75 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") is a leading global provider of security products and services, fire detection and suppression products and services and life safety products. Our broad portfolio of products and services, sold under well-known brands such as Tyco, SimplexGrinnell, Sensormatic, Wormald, Ansul, Simplex, Grinnell, Scott and ADT (in jurisdictions outside of North America) serve security, fire detection and suppression and life safety needs across commercial, industrial, retail, institutional and governmental markets, as well as non-U.S. residential and small business markets. We hold market-leading positions in large, fragmented industries and we believe that we are well positioned to leverage our global footprint, deep industry experience, strong customer relationships and innovative technologies to expand our business in both developed and emerging markets. We operate and report financial and operating information in the following three operating segments:

- *North America Systems Installation & Services ("NA Installation & Services")* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, institutional and governmental customers in North America.
- *Rest of World ("ROW") Systems Installation & Services ("ROW Installation & Services")* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, residential, small business, institutional and governmental customers in the ROW regions.
- *Global Products* designs, manufactures and sells fire protection, security and life safety products, including intrusion security, anti-theft devices, breathing apparatus and access control and video management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide, including products installed and serviced by our NA and ROW Installation & Services segments.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Net revenue by segment for 2012 is as follows ($ in millions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
NA Installation & Services	$ 3,962	38.1%	*Tyco, Tyco Integrated Security, SimplexGrinnell, Sensormatic*
ROW Installation & Services	4,341	41.7%	*Tyco Fire & Security, Wormald, Sensormatic, ADT*
Global Products	2,100	20.2%	*Tyco, Simplex, Grinnell, Ansul, DSC, Scott, American Dynamics, Software House, Visonic*
	$10,403	100%	

Unless otherwise indicated, references in this Annual Report to 2012, 2011 and 2010 are to Tyco's fiscal years ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively. The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal 2012 and 2010 were 52-week years. Fiscal 2011 was a 53-week year.

For a detailed discussion of revenue, operating income and total assets by segment for fiscal years 2012, 2011 and 2010 see Item 7. Management's Discussion and Analysis and Note 19 to the Consolidated Financial Statements.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Company organized under the laws of Switzerland. The Company was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd. Effective March 17, 2009, the Company became a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile").

Effective June 29, 2007, the Company completed the spin-offs of Covidien and TE Connectivity, formerly our Healthcare and Electronics businesses of Tyco, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a tax-free distribution to Tyco shareholders.

Effective September 28, 2012, the Company completed the spin-offs of The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. ("Tyco Flow Control")), formerly our North American residential security and flow control businesses, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax-free, all-stock merger (the "Merger"), with Pentair Ltd. ("Pentair") succeeding Pentair Inc. as an independent publicly traded company. The distributions, the Merger and related transactions are collectively referred to herein as the "2012 Separation". As a result of the distribution, the operations of Tyco's former flow control and North American residential security businesses are now classified as discontinued operations in all periods presented.

Tyco's registered and principal office is located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

Segments

As a result of the 2012 Separation we now operate and report financial and operating information in three new segments: NA Installation & Services, ROW Installation & Services and Global Products. Certain prior period amounts have been reclassified to conform to the current period presentation.

Each of our segments serves a highly diverse customer base and none is dependent upon a single customer or group of customers. For fiscal year 2012, no customer accounted for more than 10% of our revenues, and approximately 50% of our revenues were derived from customers outside of North America.

Our end-use customers, to whom we may sell directly or through wholesalers, distributors, commercial builders or contractors, can generally be grouped in the following categories:

- Commercial customers, including residential and commercial property developers, financial institutions, food service businesses and commercial enterprises;
- Industrial customers, including companies in the oil and gas, power generation, mining, petrochemical and other industries;
- Retail customers, including international, regional and local consumer outlets;
- Institutional customers, including a broad range of healthcare facilities, academic institutions, museums and foundations;

- Governmental customers, including federal, state and local governments, defense installations, mass transportation networks, public utilities and other government-affiliated entities and applications; and
- Residential and small business customers outside of North America, including owners of single-family homes and local providers of a wide range of goods and services.

As discussed under "Competition" below, the markets in which we compete are generally highly fragmented. We therefore compete with many other businesses in markets throughout the world, including other large global businesses, significant regional businesses and many smaller local businesses.

Installation & Services

NA Installation & Services and ROW Installation & Services (collectively, "Installation & Services") designs, sells, installs, services and monitors electronic security and fire detection and suppression systems for retail, commercial, industrial, governmental and institutional customers around the world. Additionally, ROW Installation & Services designs, sells, installs, services and monitors security systems for residential and small business customers under the ADT brand name outside of North America.

Security Services

Our Installation & Services segments design, sell, install and service security systems to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems include detection devices that are usually connected to a monitoring center that receives and records alarm signals where security monitoring specialists verify alarm conditions and initiate a range of response scenarios. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our other security solutions include access control systems for sensitive areas such as government facilities and banks; video surveillance systems designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems designed to monitor and protect physical assets as well as proprietary electronic data. Our offerings also include anti-theft systems utilizing acousto magnetic and radio frequency identification tags and labels in the retail industry as well as store performance solutions to enhance retailer performance. Many of the world's leading retailers use our *Sensormatic* anti-theft systems to help protect against shoplifting and employee theft. Many of the products that we install for our Installation & Services security customers are designed and manufactured by our Global Products segment. Additionally, our deep experience in designing, integrating, deploying and maintaining large-scale security systems—including, for example, centrally managed security systems that span large commercial and institutional campuses—allows us to install and/or service products manufactured by third parties.

Purchasers of our intrusion systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. These contracts are generally for a term of one to three years. Systems installed at customers' premises may be owned by us or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In certain markets, we directly provide the alarm response services with highly trained and professionally equipped employees. In some instances, alarm systems are connected directly to local fire or police departments.

In addition, our ROW Installation & Services segment is a leading provider of monitored residential and small business security systems. In addition to traditional burglar alarm and fire detection systems, installation and monitoring services, ROW Installation & Services provides patrol and response services in select geographies, including South Africa and Korea. Our ROW

Installation & Services segment continues to expand its offering of value-added residential services worldwide, such as an interactive services platform. The interactive services platform allows for remote management of the home security system, as well as lifestyle applications, which currently include remote video, lighting control, and energy management.

Our customers are often prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Fire Protection Services

Our Installation & Services segments design, sell, install and service fire detection and fire suppression systems in both new and existing facilities. Commercial construction as well as legislation mandating the installation and service of fire detection and suppression systems drives the demand for our products. Our Installation & Services segments offer a wide range of fire detection and suppression systems, including those designed and manufactured by our Global Products segment and those designed by third parties. These detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, flame detection systems, heat and carbon monoxide detectors and voice evacuation systems. Our Installation & Services segments also offer a wide range of standard water-based sprinkler and chemical suppression systems and custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in industrial and commercial applications, including oil and gas, power generation, mining, petrochemical, manufacturing, transportation, data processing, telecommunications, commercial food preparation and marine applications. Our Installation & Services segments continue to focus on system maintenance and inspection, which have become increasingly important parts of our business.

Customers

Our Installation & Services customers range from Fortune 500 companies with diverse worldwide operations who look to us to provide integrated, global solutions for their fire and security needs, to single location commercial customers and individual homeowners. Our Installation & Services customer relationships generally are in the market for new construction or retrofit projects, which represented 45% of Installation & Services fiscal 2012 net revenue, and the market for aftermarket products and services, which accounted for the remaining 55% of Installation & Services fiscal 2012 net revenue. New construction projects are inherently long-lead in nature and we strive to become involved in the planning process for these projects as early as possible. We believe that by actively participating in the preliminary design stages of a new construction project and by offering our design services that combine our global expertise and knowledge of local codes and standards, we can increase our value to customers relative to many smaller local and regional competitors. With respect to fire detection and suppression installations, we prefer to become involved at the time an architectural or engineering design firm is selected. With respect to security system design and installation, we generally become involved in the later stages of a construction project or as tenants take occupancy.

Our relationships with customers in the aftermarket may include any combination of alarm monitoring, fire and security maintenance and or testing and inspection services. We also provide aftermarket services to many customers whose fire and security systems were manufactured or installed by third parties.

Global Products

Our Global Products segment designs, manufactures and sells fire protection, security and life safety products, including intrusion security, anti-theft devices, breathing apparatus, and access control and video management systems.

Fire Protection Products

Fire Protection Products designs, manufactures, distributes and sells fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems, including many of the fire protection products that our Installation & Services segments install and service. Fire Protection Products also manufactures and sells grooved products for the rapid joining of piping in both the fire and non-fire markets. Fire Protection Products are marketed under various leading trade names, including *Simplex, Wormald, Ansul, Grinnell and Tyco* and include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors and voice evacuation systems. Fire Protection Products also offers a wide range of water-based sprinkler systems and custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases. These systems are often especially suited to fire suppression in industrial and commercial applications, including oil and gas, power generation, mining, petrochemical, manufacturing, transportation, data processing, telecommunications, commercial food preparation and marine applications.

Fire Protection Products' systems typically are purchased by facility owners through construction engineers and electrical contractors as well as mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, restaurants, healthcare facilities and educational establishments. In September 2008, the International Residential Code Council, a non-profit association that develops model codes that are the predominant building and fire safety regulations used by state and local jurisdictions in the United States, adopted a proposal advanced by firefighters and other life-safety advocates that requires sprinkler systems in new one and two family dwellings as of January 2011. This national code is not binding on state and local jurisdictions and must be adopted locally before it becomes mandatory for new homes being built in these areas. The timing of adoption, if at all, will vary by jurisdiction. However, we believe that this development may offer opportunities to expand our residential fire suppression business in the United States.

Security Products

Security Products designs and manufactures a wide array of electronic security products, including integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Our global access control solutions include integrated security management systems for enterprise applications, access control solutions applications, alarm management panels, door controllers, readers, keypads and cards. Our global video system solutions include digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal interactive displays. Our security products for homes and businesses range from basic burglar alarms to comprehensive interactive security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers. Our offerings also include anti-theft systems utilizing acousto magnetic and radio frequency identification tags and labels in the retail industry. Our security products are marketed under various leading trade names, including *Software House, DSC, American Dynamics, Sensormatic and Visonic*. Many of the world's leading retailers use our *Sensormatic* anti-theft systems to help protect against shoplifting and employee theft. Security Products manufactures many of the security products that our Installation & Services business installs and services.

Life Safety Products

Life Safety Products manufactures life safety products, including self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment, gas masks and personal protection equipment. The Life Safety Products business operates under various leading trade names, including *Scott Safety* and *Protector*. Our breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on the *Scott Air-Pak* brand of self-contained breathing apparatus.

Customers

Global Products sells products through our Installation & Service segments and indirect distribution channels around the world. Some of Global Products' channel business partners act as dealers selling to smaller fire and security contractors that install fire detection and suppression, security and theft protection systems, whereas others act as integrators that install the products themselves. Builders, contractors and developers are customers for our sprinkler products. End customers for our breathing apparatus and related products include fire departments, municipal and state governments and military forces as well as major companies in the industrial sector.

Competition

The markets that we serve are generally highly competitive and fragmented with a small number of large, global firms and thousands of smaller regional and local companies. Competition is based on price, specialized product capacity, breadth of product line, training, support and delivery, with the relative importance of these factors varying depending on the project complexity, product line, the local market and other factors. Rather than compete primarily on price, we emphasize the quality of our products and services, the reputation of our brands and our knowledge of customers' fire and security needs. Among large industrial, commercial, governmental and institutional customers, we believe that our comprehensive global coverage and product and service offerings provide a competitive advantage. We also believe that our systems integration capabilities, which allow us to offer global solutions to customers that fully integrate our security and/or fire offerings into existing information technology networks, business operations and management tools, and process automation and control systems, set us apart from all but a small number of other large, global competitors.

Competitive dynamics in the fire and security industry generally result in more direct competition and lower margins for installation projects compared to aftermarket products and services. We generally face the greatest competitive pricing pressure for the installation of products that have become more commoditized over time, including standard commercial sprinkler systems and closed-circuit television systems.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including trademarks, patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and misappropriation of our proprietary rights, and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire protection products and systems, including fire detection and fire suppression with chemical, gas, foam and water agents; personal protective products and systems for fire and other hazards; integrated systems for surveillance and control of public transportation and other public works. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents to be valuable assets that help prevent or delay the commoditization of our products and thus extend their life cycles, we do not believe that our overall operations are dependent upon any single patent or group of related patents. We share the ADT® trademark with ADT and operate under a brand governance agreement between the two companies. For further details, see the description under "Trademark Agreement" under Item 13. Certain Relationships and Related Transactions, and Director Independence.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. For example, in order to position ourselves to participate in and lead the development of residential interactive platforms, enterprise-wide integrated access control platforms and transition IP video platforms, we have made significant investments in our security products portfolio. In addition, we continually evaluate developing technologies in areas that we believe will enhance our business for possible investment. Our research and development expense was $145 million in 2012, $129 million in 2011 and $113 million in 2010 related to new product development.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including fuel for our vehicle fleet. We purchase materials from a large number of independent sources around the world and have experienced no shortages that have had a material adverse effect on our businesses. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions. Significant changes in certain raw material, including steel, brass and certain flurochemicals used in our fire suppression agents, may have an adverse impact on costs and operating margins.

Governmental Regulation and Supervision

Our operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as: consumer protection, government contracts, international trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our security businesses currently rely extensively upon the use of wireline and wireless telephone service to communicate signals. Wireline and wireless telephone companies in the United States are regulated by the federal and state governments. In addition, government regulation of fire safety codes can impact our fire businesses. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect our business, see Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters and Item 3. Legal Proceedings.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances or pursuant to indemnifications provided by us in connection with asset disposals. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $48 million to $60 million as of September 28, 2012. As of September 28, 2012, we concluded that the best estimate within this range is approximately $50 million, of which $43 million is included in accrued and other current liabilities and $7 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 28, 2012, we employed more than 70,000 people worldwide, of which approximately 20,000 were employed in the United States and approximately 50,000 were outside the United States. Approximately 10,000 employees are covered by collective bargaining agreements or works councils and we believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the exchange act as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. As a Swiss company, we prepare Swiss statutory financial statements, including Swiss consolidated financial statements, on an annual basis. A copy of the Swiss statutory financial statements is distributed along with our annual report to shareholders, and all of the aforementioned reports will be made available to our shareholders upon their request. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the headings "About—Board of Directors" and "About—Our People and Values." The annual report to shareholders, charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and international operations.

Risks Relating to Our Businesses

General economic and cyclical industry conditions may adversely affect our financial condition, results of operations or cash flows.

Our operating results have been and may in the future be adversely affected by general economic conditions and the cyclical pattern of certain markets that we serve. For example, demand for our services and products is significantly affected by the level of commercial and residential construction, industrial capital expenditures for facility expansions and maintenance and the amount of discretionary business and consumer spending, each of which historically has displayed significant cyclicality. Even if demand for our products is not negatively affected, the liquidity and financial position of our customers could impact their ability to pay in full and/or on a timely basis.

Much of the demand for installation of security products and fire detection and suppression solutions is driven by commercial and residential construction and industrial facility expansion and maintenance projects. Commercial and residential construction projects are heavily dependent on general economic conditions, localized demand for commercial and residential real estate and availability of credit. Many commercial and residential real estate markets have experienced excess capacity since the beginning of the global financial crisis, and in some markets demand may not improve significantly for years, if at all. In addition, most commercial and residential real estate developers rely heavily on project financing from banks and other institutional lenders in order to initiate and complete projects. The decline in real estate values in many parts of the world that accompanied the global financial crisis has led to significant reductions in the availability of project financing, even in markets where demand may otherwise be sufficient to support new construction. These factors have in turn hampered demand for new fire detection and suppression and security installations.

Levels of industrial capital expenditures for facility expansions and maintenance turn on general economic conditions, economic conditions within specific industries we serve, expectations of future market behavior and available financing. Additionally, volatility in commodity prices can negatively affect the level of these activities and can result in postponement of capital spending decisions or the delay or cancellation of existing orders.

The businesses of many of our industrial customers, particularly oil and gas companies, chemical and petrochemical companies and general industrial companies, are to varying degrees cyclical and have experienced periodic downturns. During such economic downturns, customers in these industries historically have tended to delay major capital projects, including greenfield construction, expensive maintenance projects and upgrades. Additionally, demand for our products and services may be affected by volatility in energy and commodity prices and fluctuating demand forecasts, as our customers may be more conservative in their capital planning, which may reduce demand for our products and services. Although our industrial customers tend to be less dependent on project financing than real estate developers, disruptions in financial markets and banking systems, could make credit and capital markets difficult for our customers to access, and could raise the cost of new debt for our customers to prohibitive levels. Any difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in large capital projects, including necessary maintenance and upgrades, even during periods of favorable end-market conditions.

Many of our customers outside of the industrial and commercial sectors, including governmental and institutional customers, have experienced budgetary constraints as sources of revenue, including tax receipts, general obligation and construction bonds, endowments and donations, have been negatively impacted by adverse economic conditions. These budgetary constraints have in the past and may in the future reduce demand for our products among governmental and institutional customers.

Reduced demand for our products and services could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. This reduced demand may also erode average selling prices in the industries we serve. Any of these results could adversely affect our business, financial condition, results of operations and cash flows.

We face competition in each of our businesses, which results in pressure on our profit margins and limits our ability to maintain or increase the market share of our products. If we cannot successfully compete in an increasingly global market-place, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive manufacturers and service providers, both domestically and on a global basis. Our manufacturing businesses face competition from lower cost manufacturers in Asia and elsewhere and our service businesses face competition from alternative service providers around the world. Currently, key components of our competitive position are our ability to bring to market industry-leading products and services, to adapt to changing competitive environments and to manage expenses successfully. These factors require continuous management focus on maintaining our competitive position through technological innovation, cost reduction, productivity improvement and a regular appraisal of our asset portfolio. If we are unable to maintain our position as a market leader, or to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our future growth is largely dependent upon our ability to continue to adapt our products, services and organization to meet the demands of local markets in both developed and emerging economies and by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by evolving industry standards. Although many of our largest competitors are also global industrial companies, we compete with thousands of smaller regional and local companies that may be positioned to offer products produced at lower cost than ours, particularly in emerging markets, or to capitalize on highly localized relationships and knowledge that are difficult for us to replicate. We have found that in several emerging markets potential customers prefer local suppliers, in some cases because of existing relationships and in other cases because of local legal restrictions or incentives that favor local businesses.

Accordingly, our future success depends upon a number of factors, including our ability to: adapt our products, services, organization, workforce and sales strategies to fit localities throughout the world, particularly in high growth emerging markets; identify emerging technological and other trends in our target end-markets; and develop or acquire, manufacture and bring competitive products and services to market quickly and cost-effectively. Adapting our businesses to serve more local markets will require us to invest considerable resources in building our distribution channels and engineering and manufacturing capabilities in those markets to ensure that we can address customer demand. Even when we invest in growing our business in local markets, we may not be successful for any number of reasons, including competitive pressure from regional and local businesses that may have superior local capabilities or products that are produced more locally at lower cost. Our ability to develop or acquire new products and services can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products, we may be unable to detect and correct defects in the design of a product or in its application to a specified use, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance and our brand images could suffer. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure to effectively adapt our products and services to the needs of local markets, the failure of our technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of our products and services could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses.

If a customer or third party believes that he or she has suffered harm to person or property due to an actual or alleged act or omission of one of our employees or a security or fire system failure, he or she may pursue legal action against us, and the cost of defending the legal action and of any judgment could be substantial. In particular, because our products and services are intended to protect lives and real and personal property, we may have greater exposure to litigation risks than businesses that provide other consumer and small business products and services. We could face liability for failure to respond adequately to alarm activations or failure of our fire protection systems to operate as expected. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. In an attempt to reduce this risk, our installation, service and monitoring agreements and other contracts contain provisions limiting our liability in such circumstances. However, in the event of litigation with respect to such matters, it is possible that these limitations may be deemed not applicable or unenforceable.

We face risks relating to doing business internationally that could adversely affect our business.

Our business operates and serves consumers worldwide. There are certain risks inherent in doing business internationally, including:

- economic volatility and the current global economic recession;
- the difficulty of enforcing agreements, collecting receivables and protecting assets, especially our intellectual property rights, through non-U.S. legal systems;
- possibility of unfavorable circumstances from host country laws or regulations;

- fluctuations in revenues, operating margins and other financial measures due to currency exchange rate fluctuations and restrictions on currency and earnings repatriation;
- trade protection measures, import or export restrictions, licensing requirements and local fire and security codes and standards;
- increased costs and risks of developing, staffing and simultaneously managing a number of foreign operations as a result of distance as well as language and cultural differences;
- issues related to occupational safety and adherence to local labor laws and regulations;
- potentially adverse tax developments;
- longer payment cycles;
- changes in the general political, social and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- the presence of corruption in certain countries; and
- fluctuations in available municipal funding in those instances where a project is government financed.

One or more of these factors could adversely affect our business and financial condition.

In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with laws of multiple countries. We also must communicate and monitor standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with standards and procedures, any of which could adversely impact our financial condition, results of operations and cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, results of operations or cash flows.

A significant portion of our revenue and certain of our costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. Certain of the foreign currencies to which we have exposure have undergone significant devaluation in the past, which can reduce the value of our local monetary assets, reduce the U.S. dollar value of our local cash flow and potentially reduce the U.S. dollar value of future local net income. Although we intend to enter into forward exchange contracts to economically hedge some of our risks associated with transactions denominated in certain foreign currencies, no assurances can be made that exchange rate fluctuations will not adversely affect our financial condition, results of operations and cash flows.

In addition, we are a large buyer of metals and other non-metal commodities, including fossil fuels for our manufacturing operations and our vehicle fleet, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our financial condition, results of operations or cash flows. Further, in a declining price environment, our operating margins may contract because we account for inventory using the first-in, first-out method.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we may enter into hedge contracts to insulate our results of operations from these fluctuations. These hedges are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business strategy includes acquiring companies and making investments that complement our existing business. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

We will continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product and services offerings. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of us;
- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and
- dilution of interests of holders of our common shares through the issuance of equity securities or equity-linked securities.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

A significant percentage of our future growth is anticipated to come from emerging markets, and if we are unable to expand our operations in emerging markets, our growth rate could be negatively affected.

One aspect of our growth strategy is to seek significant growth in emerging markets, including China, India, Latin America and the Middle East, which in turn depends on economic and political conditions in those markets. Emerging markets generally involve greater financial and operational risks than more mature markets, where legal systems are more developed and familiar to us. In some cases, emerging markets have greater political and economic volatility, greater vulnerability to infrastructure and labor disruptions, are more susceptible to corruption, and are locations where it may be more difficult to impose corporate standards and procedures. Negative or uncertain political climates in developing and emerging markets could also adversely affect us.

We cannot guarantee that our growth strategy will be successful. If we are unable to manage the risks inherent in our growth strategy in emerging markets, including civil unrest, international hostilities, natural disasters, security breaches and failure to maintain compliance with multiple legal and regulatory systems, our results of operations and ability to grow could be materially adversely affected.

Failure to maintain and upgrade the security of our information and technology networks, including personally identifiable and other information; non-compliance with our contractual or other legal obligations regarding such information; or a violation of the Company's privacy and security policies with respect to such information, could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and, in the normal course of our business, we collect and retain significant volumes of certain types of personally identifiable and other information pertaining to our customers, stockholders and employees. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of customer, stockholder, employee or our data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in significant costs, fines, litigation or regulatory action against us. In addition, we depend on our information technology infrastructure for business-to-business and business-to-consumer electronic commerce. Security breaches of this infrastructure can create system disruptions and shutdowns that could result in disruptions to our operations. Increasingly, our security products and services are accessed through the Internet, and security breaches in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the networks that access our products and services.

We are continuously upgrading and consolidating our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations and cash flows may suffer.

We purchase materials, components and equipment from unrelated parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Failure to attract, motivate, train and retain qualified personnel could adversely affect our business.

Our culture and guiding principles focus on continuously training, motivating and developing employees, and in particular we strive to attract, motivate, train and retain qualified engineers and managers to handle the day-to-day operations of a highly diversified organization. Many of our manufacturing processes, and many of the integrated solutions we offer, are highly technical in nature. Our ability to expand or maintain our business depends on our ability to hire, train and retain engineers and other technical professionals with the skills necessary to understand and adapt to the continuously developing needs of our customers. This includes developing talent and leadership capabilities in emerging markets, where the depth of skilled employees is often limited and competition for resources is intense. Our geographic expansion strategy in emerging markets depends on our ability to attract, retain and integrate qualified managers and engineers. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may be required to recognize substantial impairment charges in the future.

Pursuant to accounting principles generally accepted in the United States, we are required to assess our goodwill, intangibles and other long-lived assets periodically to determine whether they are impaired. Disruptions to our business, unfavorable end-market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in material charges for goodwill and other asset impairments. We maintain significant goodwill and intangible assets on our balance sheet, and we believe these balances are recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Impairments to one or more of our reporting units could occur in future periods whether or not connected with the annual impairment analysis. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

Our residential and commercial security businesses may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

If our residential security customers (located outside of North America) or our commercial security customers are dissatisfied with our products or services and switch to competitive products or services, or disconnect for other reasons, our recurring revenue and results of operations may be materially adversely affected. The risk is more pronounced in times of economic uncertainty, as customers may reduce amounts spent on the products and services we provide. We amortize the costs of acquired monitoring contracts and related customer relationships based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If customer disconnect rates were to rise significantly, we may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continually evaluate the performance of all of our businesses and may sell businesses or product lines. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

We employ more than 70,000 people worldwide. Approximately 15% of these employees are covered by collective bargaining agreements or works council. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good and we have experienced no material strikes or work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works council, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products.

A material disruption of our operations, particularly at our monitoring and/or manufacturing facilities, could adversely affect our business.

If our operations, particularly at our monitoring facilities and/or manufacturing facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes or other reasons, we may be unable to effectively respond to alarm signals, fill customer orders and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance.

Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flow.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-offs of ADT and Tyco Flow Control.

Although we believe that separating the residential and small business security business in the United States and Canada and the flow control business by means of the spin-offs, and combining the flow control business with Pentair's business, will provide financial, operational, managerial and other benefits to Tyco and its shareholders, the spin-offs may not provide the results on the scope or on the scale we anticipate or could prove more costly than anticipated, and the assumed benefits of the spin-offs and the Merger may not be fully realized. Accordingly, the spin-offs and the Merger might not provide Tyco and its shareholders benefits or value in excess of the benefits and value that might have been created or realized had Tyco retained the residential and small business security business in the United States and Canada and/or the flow control business or undertaken another strategic alternative involving the residential and small business security business in the United States and Canada and/or the flow control business.

We have entered into non-compete and non-solicit agreements with ADT that prohibit us from competing with ADT in the residential and small business security business in the United States and Canada for two years following the Distributions.

The ADT Separation and Distribution Agreement entered into in connection with the spin-offs includes non-compete provisions pursuant to which we are prohibited from competing with ADT in the residential and small business security business in the United States and Canada for two years from the date of the Distributions. In addition, the ADT Separation and Distribution Agreement contains non-solicitation provisions preventing us from soliciting ADT's residential and small business customers in the United States and Canada for two years following the Distributions. This effectively prevents us from expanding our business into the residential and small business market in the affected markets and jurisdictions during the two years following the Distributions.

We recently re-branded our North American commercial security business to Tyco Integrated Security and no longer own the right to use the ADT® brand name in the United States and Canada.

Prior to the spin-offs, we re-branded our North American commercial security business to Tyco Integrated Security. There is no assurance that we will be able to achieve name recognition or status under our new brand that is comparable to the recognition and status previously enjoyed. The failure of these initiatives could adversely affect our ability to attract and retain customers, resulting in reduced revenues. In addition, as a result of the spin-offs, we own the ADT® brand name in jurisdictions outside of the United States and Canada, and ADT owns the brand name in the United States and Canada. Although we have entered agreements with ADT designed to protect the value of the ADT® brand, we cannot assure you that actions taken by ADT will not negatively impact the value of the brand outside of the United States and Canada. These factors expose us to the risk that the ADT® brand name could suffer reputational damage or devaluation for reasons outside of our control, including ADT's business conduct in the United States and Canada. Any of these factors may materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Legal, Regulatory and Compliance Matters

We are subject to a variety of claims and litigation that could cause a material adverse effect on our financial condition, results of operations and cash flows.

In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, and litigation related to employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. Furthermore, we face exposure to product liability claims in the event that any of our products results in personal injury or property damage. If any of our products prove to be defective, we may also be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred.

The defense of these lawsuits may involve significant expense and diversion of our management's attention. In addition, we may be required to pay damage awards or settlements, become subject to injunctions or other equitable remedies or suffer from adverse publicity that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our businesses operate in a regulated industry.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, fire and security codes and standards and other laws and regulations. In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. Furthermore, our systems generally must meet fire and building codes in order to be installed, and it is possible that our current or future products will fail to meet such codes, which could require us to make costly modifications to our products or to forgo marketing in certain jurisdictions.

Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations were to change or if we or our products failed to comply, our business, financial condition and results of operations could be materially and adversely affected.

Our international operations are subject to a variety of complex and continually changing laws and regulations.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Treasury Department's Office of Foreign Assets Control and various non U.S. governmental agencies, including applicable export controls, customs, currency exchange control and transfer pricing regulations, as applicable. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice ("DOJ") and the U.S. Securities and Exchange Commission ("SEC"), increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, results of operations or financial condition.

Furthermore, we recently settled charges related to alleged FCPA violations with the DOJ and SEC and agreed to pay approximately $26 million in fines, disgorgement and prejudgment interest to the DOJ and SEC. In connection with the settlement, we entered into a consent with the SEC and a non-prosecution agreement with the DOJ, and a subsidiary of ours (which is no longer part of Tyco as a result of the 2012 Separation) pleaded guilty to one count of conspiracy to violate the FCPA. Pursuant to the non-prosecution agreement, we have acknowledged that a number of our subsidiaries made payments, both directly and indirectly, to government officials in order to obtain and retain business with private and state-owned entities, and falsely described the payments in the subsidiaries' books, records and accounts. The non-prosecution agreement also acknowledges Tyco's timely, voluntary and complete disclosure to the DOJ, and our cooperation with the DOJ's investigation—including a global internal investigation concerning bribery and related misconduct—and extensive remediation. Under the non-prosecution agreement, we have also agreed to cooperate with and report periodically to the DOJ concerning our compliance efforts, and to continue to implement an enhanced compliance program and internal controls designed to prevent and detect FCPA violations. Notwithstanding our settlement of the DOJ and SEC investigations, we may be subject to allegations of FCPA violations in the future, and we may be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of our entry into the non-prosecution agreement or otherwise as a result of these compliance matters. If so, or if we are unable to comply with the provisions of the non-prosecution agreement, we may be subject to additional investigation or enforcement by the DOJ or SEC. In such a case, we could be subject to material fines, injunctions on future conduct, the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and international trade laws. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

We are subject to product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In addition, if any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations or failure of our fire protection systems to operate as expected. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements and other contracts contain provisions limiting our liability in such circumstances. We cannot provide assurance, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

We and certain of our subsidiaries, along with numerous other companies, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens to hundreds of corporate defendants. While we have observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's historical strategy has been to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, we cannot predict the extent to which we will be successful in resolving lawsuits in the future. In addition, we continue to assess our strategy for resolving asbestos claims. Due to the number of claims and limited amount of assets at one of the Company's non-operating subsidiaries, the Company is pursuing alternatives for this subsidiary, including a negotiated settlement with representatives of all current and future asbestos claimants against such subsidiary. While the company has not finalized its approach, if the Company is ultimately successful with this alternative, it will likely assign rights to certain insurance assets and make a cash payment in order to fully resolve the claims against the subsidiary. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We currently record an estimated liability related to pending claims and claims estimated to be received over the next fifteen years, including related defense costs, based on a number of key assumptions and estimation methodologies. These assumptions are derived from claims experience over the past three years and reflect our expectations about future claim activities over the next fifteen years. These assumptions about the future may or may not prove accurate, and accordingly, we may incur additional liabilities in the future. A change in one or more of the inputs or the methodology that we use to estimate the asbestos liability could materially change the estimated liability and associated cash flows for pending and future claims. Although it is possible that the Company will incur additional costs for asbestos claims filed beyond the next fifteen years, we do not believe there is a reasonable basis for estimating those costs at this time. On a quarterly and annual basis, we perform analyses to review and update as appropriate, the underlying assumptions.

We also record an asset that represents our best estimate of probable recoveries from insurers or other responsible parties for the estimated asbestos liabilities. There are significant assumptions made in developing estimates of asbestos-related recoveries, such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies, and the continued solvency of the insurers or other responsible parties. The assumptions underlying the recorded asset may not prove accurate, and as a result, actual performance by our insurers and other responsible parties could result in lower receivables and cash flows expected to reduce our asbestos costs. Due to these uncertainties, as well as our inability to reasonably estimate any additional asbestos liability for claims that may be filed beyond the next fifteen years, it is not possible to predict the ultimate outcome of the cost, nor potential recoveries, of resolving the pending and all unasserted asbestos claims. Additionally, we believe it is possible that the cost of asbestos claims filed beyond the next fifteen years, net of expected recoveries, could have a material adverse effect on our financial position, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous U.S. federal, state, local and non-U.S. environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment;
- investigation and remediation of hazardous substances or materials at various sites; and
- the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at several sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at several current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations by us or by other businesses that previously owned or used the properties. These projects relate primarily to a variety of activities, including:

- solvent, oil, metal and other hazardous substance contamination cleanup; and
- structure decontamination and demolition, including asbestos abatement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations and cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

We depend on third-party licenses for our products and services.

We rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality, particularly in our commercial security business. Because our products and services incorporate software developed and maintained by third parties we are, to a certain extent, dependent upon such third parties' ability to maintain or enhance their current products and services, to ensure that their products are free of defects or security vulnerabilities, to develop new products and services on a timely and cost-effective basis, and to respond to emerging industry standards and other technological changes. Further, these third-party technology licenses may not always be available to us on commercially reasonable terms or at all. If our agreements with third-party vendors are not renewed or the third-party software fails to address the needs of our software products and services, we would be required to find alternative software products and services or technologies of equal performance or functionality. We cannot assure that we would be able to replace the functionality provided by third-party software if we lose the license to this software, it becomes obsolete or incompatible with future versions of our products and services or is otherwise not adequately maintained or updated. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers and at our customers' sites, including security system control panels and peripherals, in order to effect our integration of or migration to alternative software products. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

Infringement or expiration of our intellectual property rights, or allegations that we have infringed the intellectual property rights of third parties, could negatively affect us.

We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

In addition, we may be subject to claims of intellectual property infringement by third parties. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and they may have a material adverse effect on our business, financial condition, results of operations and cash flows

Legislative action by the U.S. Congress could adversely affect us.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties, or modify statutes or regulations, upon which we rely, which could materially adversely affect our effective corporate tax rate. We cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of disregarding our incorporation in Switzerland or limiting our ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, we could be subject to increased taxation.

Police departments could refuse to respond to calls from monitored security service companies.

Police departments in a limited number of U.S. cities do not respond to calls from monitored security service companies, either as a matter of policy or by local ordinance. We have offered affected customers the option of receiving responses from private guard companies, in most cases through contracts with us, which increases the overall cost to customers. If more police departments, whether inside or outside the U.S., were to refuse to respond or be prohibited from responding to calls from monitored security service companies, our ability to attract and retain customers could be negatively impacted and our results of operations and cash flow could be adversely affected.

Risks Related to Our Liquidity and Financial Markets

Disruptions in the financial markets could have adverse effects on us, our customers and our suppliers, by increasing our funding costs or reducing the availability of credit.

In the normal course of our business, we may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in our subsidiaries. Although we believe we have sufficient liquidity to meet our foreseeable needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect our businesses. These disruptions may have other unknown adverse effects. Based on these conditions, our profitability and our ability to execute our business strategy may be adversely affected.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain customary financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. In addition, the indentures governing our bonds contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our credit facilities will be adequate to fund our operations and service our debt for the foreseeable future. However, material adverse legal judgments, fines, penalties or settlements arising from litigation and similar contingencies could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other corporate purposes, including dividend payments;
- increase our vulnerability to adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of additional capital stock, the terms of the debt or capital stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us.

Risks Relating to Tax Matters

Examinations and audits by tax authorities, including the IRS, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular, with respect to tax years preceding the 2007 Separation. We are reviewing and contesting certain of the proposed tax adjustments. Although we expect to resolve a substantial number of the proposed tax adjustments with the IRS, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that we will be able to resolve these open items, which primarily involve the treatment of certain intercompany transactions during the period related to the audits, through the IRS appeals process. As a result, we may be required to litigate these matters. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carry-forwards. We adjust these liabilities in light of changing facts and circumstances. We have assessed our obligations under the 2007 Tax Sharing Agreement and determined that the recorded liability is sufficient to cover the indemnifications made by us under such agreement. However, such amount could differ materially from amounts that are actually determined to be due, and any such difference could materially adversely affect our financial position, results of operations or cash flows.

We share responsibility for certain of our, Covidien's and TE Connectivity's income tax liabilities for tax periods prior to and including June 29, 2007.

In connection with the 2007 Separation, Tyco entered into a tax sharing agreement (the "2007 Tax Sharing Agreement") that governs the rights and obligations of each party with respect to certain pre-2007 Separation tax liabilities and certain tax liabilities arising in connection with the 2007 Separation. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns and certain taxes attributable to internal transactions undertaken in anticipation of the 2007 Separation. In addition, in the event the 2007 Separation, or certain related transactions, is determined to be taxable as a result of actions taken after the 2007 Separation by Tyco, Covidien, or TE Connectivity, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien, or TE Connectivity as a result thereof. If none of the companies is responsible for such failure, then Tyco, Covidien, and TE Connectivity would be responsible for such taxes in the same manner and in the same proportions as other shared tax liabilities under the 2007 Tax Sharing Agreement. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties.

If any party to the 2007 Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2007 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and TE Connectivity's tax liabilities.

As noted above, with respect to years prior to and including the 2007 Separation, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability as of September 28, 2012 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement.

We share responsibility for certain of our, Pentair's and ADT's income tax liabilities for tax periods prior to and including the Distribution date.

In connection with the Distributions, we entered into the 2012 Tax Sharing Agreement with Pentair and ADT that is separate from the 2007 Tax Sharing Agreement and which govern the rights and obligations of Tyco, ADT and Pentair for certain tax liabilities before the Distributions, including Tyco's obligations under the 2007 Tax Sharing Agreement. Under the 2012 Tax Sharing Agreement Tyco, Pentair and ADT share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to ADT's U.S., Tyco Flow Control's and Tyco's income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement, excluding approximately $175 million of pre-2012 Separation related tax liabilities that were anticipated to be paid prior to the 2012 Separation (collectively, "Shared Tax Liabilities"). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco, Pentair and ADT will share 52.5% 20% and 27.5%, respectively, of Shared Tax Liabilities above $725 million. All costs and expenses associated with the management of these shared tax liabilities will generally be shared 20%, 27.5%, and 52.5% by Pentair, ADT and Tyco, respectively. As of September 28, 2012, Tyco established liabilities representing the fair market value of its obligations under the 2012 Tax Sharing Arrangement which is recorded in other liabilities in the Company's Consolidated Balance Sheet with an offset to Tyco shareholders' equity. In addition, we entered into a non-income tax sharing agreement with ADT in connection with the ADT Distribution. To the extent we are responsible for any liability under these agreements, there could be a material adverse impact on our financial position, results of operations, cash flows or our effective tax rate in future reporting periods.

The 2012 Tax Sharing Agreement provides that, if any party were to default in its obligation to another party to pay its share of certain taxes that may arise as a result of the failure of the Distributions to be tax free (such taxes, as defined in the 2012 Tax Sharing Agreement, "Distribution Taxes"), each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Pentair's and ADT's tax liabilities.

If the Distributions or certain internal transactions undertaken in anticipation of the Distributions are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or both ADT and Pentair could incur significant U.S. federal income tax liabilities.

Tyco has received a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Distributions to the effect that, for U.S. federal income tax purposes, the Distributions will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of a fractional share of ADT common stock or of Pentair common shares. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distributions will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Tyco has received an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distributions for U.S. federal income tax purposes. The private letter ruling and the opinion rely on certain facts and assumptions, and certain representations and undertakings, from us, Pentair and ADT regarding the past and future conduct of our respective businesses and other matters.

Notwithstanding the private letter ruling and the opinion, the IRS could determine on audit that the Distributions or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distributions or the internal transactions should be taxable for other reasons, including as a result of significant changes in stock ownership (which might take into account changes in Pentair stock ownership resulting from the Merger) or asset ownership after the Distributions. An opinion of counsel represents counsel's best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Distributions ultimately are determined to be taxable, the Distributions could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, we would recognize gain in an amount equal to the excess of the fair market value of the Pentair common shares and the shares of ADT common stock distributed to our shareholders on the distribution date over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we, Pentair or ADT could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distributions are taxable.

In addition, under the terms of the 2012 Tax Sharing Agreement, in the event the Distributions or the internal transactions were determined to be taxable as a result of actions taken after the Distributions by us, Pentair or ADT, the party responsible for such failure would be responsible for all taxes imposed on us, Pentair or ADT as a result thereof. If such failure is not the result of actions taken after the Distributions by us, Pentair or ADT, then we, Pentair and ADT will share the liability in the manner and according to the sharing percentages set forth in the 2012 Tax Sharing Agreement. Such tax amounts could be significant. In the event that any party to the 2012 Tax Sharing Agreement defaults in its obligation to pay Distribution Taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

If the Distributions or the Merger are determined to be taxable for Swiss withholding tax purposes, we, ADT and Pentair could incur significant Swiss withholding tax liabilities.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to Tyco's shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus accumulated on or after January 1, 1997 are exempt from Swiss withholding tax, if certain conditions are met (*Kapitaleinlageprinzip*). Tyco has obtained a ruling from the Swiss Federal Tax Administration confirming that the Distributions qualify as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distributions.

We have obtained tax rulings from the Swiss Tax Administrations confirming that the Merger is a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax). However, these tax rulings rely on certain facts and assumptions, and certain representations and undertakings, from Tyco. Notwithstanding these tax rulings, the Swiss Federal Tax Administration could determine on audit that the Distributions or the Merger should be treated as a taxable transaction for withholding tax or other tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Distributions or the Merger ultimately are determined to be taxable for withholding tax or other tax purposes, Tyco and Tyco shareholders could incur material Swiss withholding tax liabilities that could significantly detract from, or eliminate, the benefits of the Distributions and the Merger. In addition, Tyco could become liable to indemnify Pentair for part of any Swiss withholding tax liabilities to the extent provided under the 2012 Tax Sharing Agreement.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distributions because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the Distributions in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distributions. Even if the Distributions otherwise qualify for tax-free treatment under Section 355 of the Code, it may result in corporate-level gain to Tyco and certain of its affiliates under Section 355(e) of the Code if 50% or more, by vote or value, of our shares, Pentair's shares or ADT's shares are acquired or issued as part of a plan or series of related transactions that includes the Distributions. Any acquisitions or issuances of our shares, Pentair's shares or ADT's shares within two years after the Distributions generally will be presumed to be part of such a plan, although we, Pentair or ADT may be able to rebut that presumption.

To preserve the tax-free treatment to us of the Distributions, under the 2012 Tax Sharing Agreement that we entered with Pentair and ADT, we are prohibited from taking or failing to take any action that prevents the Distributions and related transactions from being tax-free. Further, for the two-year period following the Distributions, without obtaining the consent of Pentair and ADT, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

- approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares when combined with any other changes in ownership of our common shares,
- redeeming equity securities,
- selling or otherwise disposing of more than 35% of our assets, or
- engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the 2012 Tax Sharing Agreement also provides that we will be responsible for any taxes imposed on Pentair or any of its affiliates or on ADT or any of its affiliates as a result of the failure of the Distributions or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distributions by or in respect of us, any of our affiliates or our shareholders.

Risks Relating to Our Jurisdiction of Incorporation in Switzerland

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of Tyco's securities.

Because of differences between Swiss law and U.S. state and federal laws and differences between the governing documents of Swiss companies and those incorporated in the U.S., it may not be possible to enforce in Switzerland, court judgments obtained in the United States against Tyco based on the civil liability provisions of the federal or state securities laws of the United States. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

- effect service within the United States upon Tyco or its directors and officers located outside the United States;
- enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and
- enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the foreign court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
- the judgment of such foreign court has become final and non-appealable;
- the judgment does not contravene Swiss public policy;

- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
- no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions or repurchase shares without subjecting our shareholders to Swiss withholding tax, or at all.

Swiss law allows our shareholders to authorize share capital that can be issued by the Board of Directors without additional shareholder approval, but this authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every two years. Our current authorized share capital will expire on March 9, 2013. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. In the event we need to raise common equity capital at a time when the trading price of our shares is below the par value of the shares (currently CHF 6.70 (or approximately $7.14 based on the exchange rate in effect on October 1, 2012)), we will need to obtain approval of shareholders to decrease the par value of our shares. As of October 1, 2012, the closing price of our ordinary shares on the NYSE was $28.50. We cannot provide assurance that we would be able to obtain such shareholder approval in a timely manner. Obtaining shareholder approval would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders which would delay any capital raising plans. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Distributable reserves are generally booked either as "free reserves" or as "contributed surplus" (contributions received from shareholders) in the "reserve from capital contributions." Furthermore, generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders (i) by way of a reduction of par value or (ii) assuming certain conditions are met, out of qualifying contributed surplus (Kapitaleinlage) accumulated on or after January 1, 1997. Payments may be made out of registered share capital—the aggregate par value of a company's registered shares—only by way of a capital reduction. Tyco's freely distributable reserves based on its Swiss statutory account for fiscal year 2012 are CHF 2.0 billion, and its registered share capital is approximately CHF 3.3 billion. Tyco's freely distributable reserves will be reduced by any additional distributions approved by our shareholders, including any ordinary cash dividends approved by our shareholders at the annual general meeting in March 2013.

If we are not successful in our efforts to make dividends through a reduction of par value or out of qualifying contributed surplus, then any dividends paid by us generally will be subject to a Swiss federal withholding tax. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the "U.S.-Swiss Treaty," may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). Even if we are able to pay dividends in the future, there can be no assurance that we will meet the requirements to pay such dividends free from Swiss withholding tax or that Swiss withholding rules will not be changed in the future. We cannot provide assurance that the current Swiss law with respect to distributions out of qualifying contributed surplus will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying contributed surplus becoming subject to additional corporate law or other restrictions. There are currently motions pending in the Swiss Parliament that purport to limit the distribution of qualifying contributed surplus. In addition, over the long term, the amount of par value available to us for par value reductions and the amount of qualifying contributed surplus available to us to pay out as distributions is limited.

Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the repurchase price and the par value except, since January 1, 2011, to the extent attributable to qualifying contributed surplus (*Kapitaleinlagereserven*) if any. If, and to the extent that, the repurchase of shares is out of retained earnings or other taxable reserves, the Swiss withholding becomes due. No partial liquidation treatment applies, and no withholding tax is triggered, if the shares are not repurchased for cancellation but held by us as treasury shares. However, should such treasury shares remain in treasury for six years, the withholding tax becomes due at the end of the six year period.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our locations include research and development facilities, manufacturing facilities, warehouse and distribution centers and sales and service offices. Additionally, our locations include approximately 30 monitoring call centers located around the world. All of our monitoring facilities operate 24 hours a day on a year-round basis. Incoming alarm signals are routed via an internal communications network to the next available operator. Operators are quickly updated with information including the name and location of the customer and site, and the nature of the alarm signal. Depending upon the type of service specified by the customer contract, operators respond to emergency-related alarms by calling the customer by telephone (for verification purposes) and relaying information to local fire or police departments, as necessary. Additional action may be taken by the operators as needed, depending on the specific situation.

We operate from approximately 1,200 locations in more than 50 countries. These properties total approximately 15 million square feet, of which 3 million square feet are owned and 12 million square feet are leased.

NA Installation & Services operates through a network of offices, service and manufacturing facilities and warehouse and distribution centers located in North America. The group occupies approximately 4 million square feet, the majority of which is leased.

ROW Installation & Services operates through a network of offices, manufacturing facilities and warehouse and distribution centers located in Central America, South America, Europe, the Middle East, Africa and the Asia-Pacific region. The group occupies approximately 5 million square feet, of which 1 million square feet are owned and 4 million square feet are leased.

Global Products has manufacturing facilities, warehouses and distribution centers throughout North America, Central America, South America, Europe, the Middle East, Africa and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 2 million square feet are owned and 4 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 14 to the Consolidated Financial Statements for a description of our operating lease obligations.

Item 3. Legal Proceedings

The Company is a party to several lawsuits involving disputes with former management, including its former chief executive officer, Mr. L. Dennis Kozlowski, its former chief financial officer, Mr. Mark Swartz and a former director, Mr. Frank Walsh Jr. The Company has filed civil complaints against Mr. Kozlowski and Mr. Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of the Company's Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self dealing transactions and other improper conduct. In connection with Tyco's affirmative actions against Mr. Kozlowski and Mr. Swartz, Mr. Kozlowski, through counterclaims, and Mr. Swartz, through a separate lawsuit, are seeking an aggregate of approximately $140 million allegedly due in connection with their compensation and retention arrangements and under the Employee Retirement Income Security Act ("ERISA"). Mr. Walsh is seeking indemnification for legal and other expenses incurred by him in connection with the Company's affirmative action against him for breaches of fiduciary duties.

With respect to Mr. Kozlowski, on December 1, 2010, the U.S. District Court for the Southern District of New York ruled in favor of several of the Company's affirmative claims against him before trial, while dismissing all of Mr. Kozlowski's counterclaims for pay and benefits after 1995. Prior to the commencement of trial scheduled for August 2012, the parties reached an agreement in principle to resolve the matter, with Mr. Kozlowski agreeing to release the Company from any claims to monetary amounts related to compensation, retention or other arrangements alleged to have existed between him and the Company. Although the parties have reached an agreement in principle, until the settlement agreement is signed, the Company will continue to maintain the amounts recorded in its Consolidated Balance Sheet, which reflect a net liability of approximately $91 million, for the amounts allegedly due under his compensation and retention arrangements and under ERISA.

With respect to Mr. Swartz, on March 3, 2011, the U.S. District Court for the Southern District of New York granted the Company's motion for summary judgment as to liability for its affirmative actions and further ruled that issues related to damages would need to be resolved at trial. During the second quarter of fiscal 2012, the Company reversed a $50 million liability related to Mr. Swartz's pay and benefits due to the expiration of the statute of limitations, which was recorded in selling, general and administrative expenses in the Consolidated Statement of Operations. On May 15, 2012, Mr. Swartz filed a lawsuit against Tyco in New York state court claiming entitlement to monies under ERISA. The Company removed the case to the U.S. district court for the Southern District of New York and filed a motion to dismiss Mr. Swartz's claims for multiple reasons, including that the statute of limitations had expired, at the latest, during the second quarter of fiscal 2012. A trial to determine the Company's damages from Swartz's breaches of fiduciary duty concluded on October 17, 2012. At the conclusion of the trial, the Court ruled that the Company was entitled to recover all monies earned by Swartz in connection with his employment by Tyco between September 1, 1995 and June 1, 2002. The Company filed a motion requesting the entry of monetary sum certain judgment in conformity with the Court's ruling regarding the time period of disgorgement. In connection with Swartz's affirmative claims against the Company, the Court dismissed all of Swartz's claims except one claim in which Swartz contends he is entitled to reimbursement from the Company for taxes he paid in connection with his 2002 Separation Agreement. The Court has not opined on the merits of this claim, and the Company intends to continue to vigorously defend this claim.

With respect to Mr. Walsh, in June 2002, the Company filed a civil complaint against him for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging the Company's acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. In October 2010, the U.S. District Court for the Southern District of New York denied the Company's affirmative claims for recovery of damages against Mr. Walsh. In January 2012, the United States Court of Appeals for the Second Circuit reversed the District Court's ruling that Tyco's Board of Directors could ratify breaches of fiduciary duties owed by Mr. Walsh to Tyco's shareholders, and remanded the case to the District Court to resolve certain issues relating to consequential damages. On June 20, 2012, the District Court ruled in Tyco's favor and entered a judgment against Mr. Walsh. Separately, Mr. Walsh is pursuing a New York state court claim against the Company asserting his entitlement to indemnification. Any judgment against the Company related to this matter would be shared with Covidien and TE Connectivity under the agreements governing the 2007 Separation.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2012, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $48 million to $60 million. As of September 28, 2012, Tyco concluded that the best estimate within this range is approximately $50 million, of which $43 million is included in accrued and other current liabilities and $7 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's historical strategy has been to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. In addition, the Company continues to assess its strategy for resolving asbestos claims. Due to the number of claims and limited amount of assets at one of the Company's non-operating subsidiaries, the Company is pursuing alternatives for this subsidiary, including a negotiated settlement with representatives of all current and future asbestos claimants against such subsidiary. While the company has not finalized its approach, if the Company is ultimately successful with this alternative, it will likely assign rights to certain insurance assets and make a cash payment in order to fully resolve the claims against the subsidiary.

As of September 28, 2012, the Company has determined that there were approximately 4,900 claims pending against it, its subsidiaries or entities for which the Company has assumed responsibility in connection with acquisitions or divestitures. This amount reflects the Company's current estimate of the number of viable claims made against such entities, and includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants, are duplicative of other actions or for which the Company is indemnified.

For a detailed discussion of asbestos-related matters, see Note 14 to the Consolidated Financial Statements.

Income Tax Matters

Tyco and its subsidiaries' income tax returns are examined periodically by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular with respect to years preceding the 2007 Separation. The issues and proposed adjustments related to such years are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement pursuant to which Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns. The costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. Tyco is reviewing and contesting certain tax adjustments proposed by tax authorities. With respect to adjustments raised by the IRS, although the Company has resolved a substantial number of these adjustments, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that Tyco will be able to resolve all the open items, which primarily involve the treatment of certain intercompany debt transactions during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is expected to occur during fiscal 2013. The Company has assessed its obligations under the 2007 Tax Sharing Agreement and determined that its recorded liability is sufficient to cover the indemnifications made by the Company under such agreement. However, the ultimate resolution of these matters is uncertain and could result in a material adverse impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

For a detailed discussion of contingencies related to Tyco's income taxes, see Note 7 to the Consolidated Financial Statements.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. On September 24, 2012, the Company settled the charges related to these alleged improper payments with the Department of Justice ("DOJ") and the SEC and agreed to pay approximately $26 million in fines, disgorgement and prejudgment interest to the DOJ and SEC, which the Company had previously reserved in the fourth quarter of fiscal 2011. The Company expects to make the payment in the first quarter of fiscal 2013. In connection with the settlement, the Company entered into a non-prosecution agreement with the DOJ, and a subsidiary of the Company (which is no longer a subsidiary as a result of the 2012 Separation) pleaded guilty to one count of conspiracy to violate the Foreign Corrupt Practices Act ("FCPA"). Pursuant to the non-prosecution agreement, the Company has acknowledged that a number of its subsidiaries made payments, both directly and indirectly, to government officials in order to obtain and retain business with private and state-owned entities, and falsely or inaccurately described the payments in the subsidiaries' books, records and accounts. The non-prosecution agreement also acknowledges the

Company's timely, voluntary and complete disclosure to the DOJ, and its cooperation with the DOJ's investigation—including a global internal investigation concerning bribery and related misconduct—and extensive remediation. Under the non-prosecution agreement, the Company has also agreed to cooperate with and report periodically to the DOJ concerning its compliance efforts, and to continue to implement an enhanced compliance program and internal controls designed to prevent and detect FCPA violations. Notwithstanding the settlement of the DOJ and SEC investigations, the Company may be subject to allegations of FCPA violations in the future, and we may be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of our entry into the non-prosecution agreement or otherwise as a result of these compliance matters. If so, or if it is unable to comply with the provisions of the non-prosecution agreement, it may be subject to additional investigation or enforcement by the DOJ or SEC. In such a case, the Company could be subject to material fines, injunctions on future conduct, the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters, and agreed that liabilities primarily related to the former Healthcare and Electronics businesses of the Company would be assigned to Covidien and TE Connectivity, respectively. As a result, Covidien and TE Connectivity have agreed to contribute approximately $5 million and immaterial amounts, respectively, toward the aforementioned $26 million.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669. Following an adverse arbitration ruling in the third quarter of fiscal 2012, the Company agreed to settle this matter and recorded a charge in the amount of $28.5 million, including accrued interest on the liability which was recorded in selling, general and administrative expenses in the Company's Consolidated Statement of Operations. ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan, and as a result the Company had made $22 million of payments through June 29, 2012. The Company made the remaining $6.5 million of cash payments during the fourth quarter of fiscal 2012.

Other Matters

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares as of November 13, 2012 was 23,950.

Tyco common shares are listed and traded on the NYSE under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends declared on Tyco common shares, for the quarterly periods presented below.

	Year Ended September 28, 2012			Year Ended September 30, 2011		
	Market Price Range		Dividends Declared Per Common Share(1)	Market Price Range		Dividends Declared Per Common Share(1)
Quarter	High	Low		High	Low	
First	$47.96	$39.25	$0.25	$42.31	$36.40	$0.24
Second	56.18	47.85	0.25	47.33	41.44	0.25
Third	57.57	50.54	0.25	52.33	44.45	0.25
Fourth	57.94	50.98	0.15	50.09	37.81	0.25
			$0.90			$0.99

(1) Dividends proposed by Tyco's Board of Directors are subject to shareholder approval. Shareholders approved cash dividends of $0.50 (pre-2012 Separation) and $0.30 (reflecting the impact of the 2012 Separation) at the annual meeting held on March 7, 2012 and the special general meeting held on September 17, 2012, respectively, to be paid in quarterly installments. Shareholders approved an annual dividend of $1.00 (pre-2012 Separation) at the annual meeting held on and March 9, 2011. All dividends declared thorough the first quarter of fiscal 2011 were denominated in Swiss francs. Beginning in the second quarter of fiscal 2011, all dividends declared were denominated in U.S. dollars. Dividends for the first quarter of fiscal 2011 in the table above represent the U.S. dollar equivalent of Swiss francs converted at the U.S. dollar/Swiss franc exchange rate shortly before the payment dates.

Dividend Policy

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholdings taxes. The Company now makes dividend payments from its contributed surplus equity position. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss francs and converted to U.S. dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. dollars. Under Swiss law, the authority to declare dividends is vested in the Company's general meeting of shareholders.

We expect to obtain shareholder approval of the annual dividend amount out of contributed surplus each year at our annual general meeting, and we expect to distribute the approved dividend amount in four quarterly installments, on dates determined by our Board of Directors. The timing, declaration and payment of future dividends to holders of our common shares will depend upon many factors, including our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other relevant factors. Future dividends will be proposed by our Board of Directors and will require shareholder approval.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares on a pre-2012 Separation basis against the cumulative return on the S&P 500 Index and the S&P 500 Industrials Index, assuming investment of $100 on September 28, 2007, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 26, 2008, September 25, 2009, September 24, 2010, September 30, 2011 and September 28, 2012.

Comparison of Cumulative Five Year Total Return


$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Tyco International Ltd.
S&P 500 Index
S&P 500 Industrials

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	Annual Return Percentage Years Ended				
	9/08	9/09	9/10	9/11	9/12
Tyco International Ltd.	(17.08)	(3.58)	16.16	8.06	40.85
S&P 500 Index	(18.85)	(11.56)	12.23	0.49	30.20
S&P 500 Industrials	(22.89)	(15.18)	20.95	(5.28)	29.60

	9/07	9/08	9/09	9/10	9/11	9/12
Tyco International Ltd.	$100	$82.92	$79.96	$92.87	$100.36	$141.35
S&P 500 Index	100	81.15	71.76	80.54	80.93	105.37
S&P 500 Industrials	100	77.11	65.40	79.11	74.93	97.11

Equity Compensation Plan Information

The following table provides information as of September 28, 2012 with respect to Tyco's common shares issuable under its equity compensation plans:

Plan Category	Equity Compensation Plan		
	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[7]
Equity compensation plans approved by shareholders:			
2004 Stock and Incentive Plan[1]	29,015,123	$20.99	10,065,791
LTIP I Plan[2]	885,488	11.83	—
ESPP[3]	—	—	2,919,845
	29,900,611		12,985,636
Equity compensation plans not approved by shareholders:			
LTIP II Plan[4]	197,679	11.33	—
SAYE[5]	—	—	—
Broadview Security Plans[6]	21,003	12.46	—
	218,682		—
Total	30,119,293		12,985,636

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan ("2004 Plan") provides for the award of stock options, restricted stock units, performance share units and other equity and equity-based awards to members of the Board of Directors, officers and non-officer employees. Amounts shown in column (a) include, in addition to 21,434,529 shares that may be issued upon the exercise of stock options, 251,133 deferred stock units ("DSU") and dividend equivalents earned on such DSUs, 5,164,283 shares that may be issued upon the vesting of restricted stock units and 2,165,178 shares that have vested but with respect to which the payment was delayed until after September 28, 2012. There are currently no restricted share awards outstanding under the 2004 Plan. Amount in column (c) includes the aggregate shares available under the Tyco International Ltd. Long Term Incentive Plan ("LTIP I"), the Tyco International Ltd. Long Term Incentive Plan II ("LTIP II") and the 2004 Plan, as the shares formerly available under the LTIP I and LTIP II have been rolled into the 2004 Plan. As of October 1, 2012, no awards are permitted to be granted under the 2004 Plan, as it has been replaced by the 2012 Tyco International Ltd. Stock and Incentive Plan (the "2012 Plan"). See Note 17 to the Consolidated Financial Statements.

(2) The LTIP I allowed for the grant of stock options and other equity or equity-based grants to members of the Board of Directors, officers and non-officer employees. Amount in column (a) includes 17,129 shares to be issued upon the exercise of stock options, and 868,359 DSU grants and dividend equivalents earned on such DSUs. No additional grants may be made under the LTIP I, the LTIP II, or any acquired plans.

(3) Shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP were purchased in the open market. The ESPP was suspended indefinitely during the fourth quarter of 2009.

(4) The LTIP II allowed for the grant of stock options and other equity-based grants to members of the Board of Directors, officers and non-officer employees. Under the terms of the 2004 Plan adopted in March 2004, no additional options, equity or equity-based grants will be made under the LTIP I or the LTIP II or any acquired plans.

(5) The Tyco International Ltd. United Kingdom ("UK") Save As You Earn Plan ("SAYE Plan") is a UK Inland Revenue approved plan for UK employees pursuant to which employees were granted options to purchase shares at the end of three years of service at a 15% discount off of the market price at time of grant. The SAYE Plan was approved on November 3, 1999 for a ten year period and has expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

(6) In connection with the acquisition of Broadview Security in May 2010, options outstanding under the Brink's Home Security Holdings, Inc. 2008 Equity Incentive Plan ("2008 Equity Plan") and the Brink's Home Security Holdings, Inc. Non-Employee Director's Equity Plan were converted into options to purchase Tyco common shares. Shares available represent the number of shares available for issuance under future awards from the 2008 Equity Plan, which are now available for future issuance under Tyco's 2004 Plan.

(7) On September 17, 2012, shareholders approved the 2012 Plan. Pursuant to the plan, effective October 1, 2012, 50 million common shares may be issued as awards, subject to adjustments as provided under the terms of the 2012 Plan. In addition, any common shares which have been awarded under the 2004 Plan, but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004 and which are no longer available for any reason will also be available for issuance under the 2012 Plan. The plan provides for the award of stock options, restricted stock units, performance share units and other equity and equity-based awards to members of the Board of Directors, officers and non-officer employees.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/30/12 - 7/27/12	13,737	$52.04	—	—
7/28/12 - 8/31/12	10,924	$57.60	—	—
9/1/12 - 9/28/12	42,991	$56.10	—	$199,987,911

(1) Average price paid per share is based on pre-2012 Separation share prices.

The transactions described in the table above represent shares acquired by the Company from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. 67,652 shares were acquired in these vesting-related transactions during the quarter ended September 28, 2012. The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. During the quarter, the Company did not repurchase any common shares on the New York Stock Exchange as part of the $1.0 billion share repurchase program approved by the Board of Directors in April 2011 ("2011 Share Repurchase Program"). As of September 28, 2012, approximately $200 million of share repurchases remain authorized under the 2011 Share Repurchase Program.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's Consolidated Financial Statements for the years ended September 28, 2012, September 30, 2011, September 24, 2010, September 25, 2009 and September 26, 2008, respectively. Tyco has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2012, 2010, 2009 and 2008 were all 52-week years, while fiscal 2011 was a 53-week year.

Effective September 28, 2012, Tyco completed the spin-offs of The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. ("Tyco Flow Control")), formerly our North American residential security and flow control businesses, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. The distribution was made on September 28, 2012, to Tyco shareholders of record on September 17, 2012, the record date. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax free all-stock merger (the "Merger"), with Pentair Ltd. ("Pentair") succeeding Pentair Inc. as an independent publicly traded Company. The distributions, the Merger and related transactions are collectively referred to herein as the "2012 Separation". As a result of the distribution, the operations of Tyco's former flow control and North American residential security businesses are now classified as discontinued operations in all periods presented.

Prior year amounts have been recast to reflect the distribution of ADT and Pentair as discontinued operations. In addition, the prior year amounts reflect the correction of certain immaterial adjustments as described in Note 24 to the Consolidated Financial Statements.

	2012	2011	2010	2009[4]	2008
Consolidated Statements of Operations Data:					
Net revenue	$10,403	$10,557	$11,020	$11,119	$13,570
(Loss) income from continuing operations attributable to Tyco common shareholders	(332)	617	295	(2,719)	180
Net income (loss) attributable to Tyco common shareholders[1]	472	1,719	1,130	(1,807)	1,547
Basic earnings per share attributable to Tyco common shareholders:					
(Loss) income from continuing operations	(0.72)	1.30	0.61	(5.74)	0.37
Net income (loss)	1.02	3.63	2.33	(3.82)	3.20
Diluted earnings per share attributable to Tyco common shareholders:					
(Loss) income from continuing operations	(0.72)	1.29	0.60	(5.74)	0.37
Net income (loss)	1.02	3.59	2.31	(3.82)	3.17
Cash dividends per share	0.90	0.99	0.86	0.84	0.65
Consolidated Balance Sheet Data (End of Year):					
Total assets[2]	$12,365	$26,702	$27,066	$25,520	$28,794
Long-term debt[3]	1,481	4,105	3,608	3,982	3,660
Total Tyco shareholders' equity[2]	4,994	14,149	14,066	12,926	15,488

(1) Net income (loss) attributable to Tyco common shareholders for the years 2012, 2011, 2010, 2009 and 2008 include income from discontinued operations of $804 million, $1,102 million, $835 million, $913 million and $1,366 million respectively, which is primarily related to ADT and Tyco Flow Control.

(2) The decrease in total assets and total Tyco shareholders' equity is due to the distribution of our former North American residential security and flow control businesses.

(3) The decrease in Long-term debt is due to the $2.6 billion redemption of various debt securities in connection with the 2012 Separation. See Note 11 to the Consolidated Financial Statements.

(4) Loss from continuing operations attributable to Tyco common shareholders for the year ended September 25, 2009 includes goodwill and intangible asset impairment charges of $2.7 billion, which was recorded during the quarter ended March 27, 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information".

Organization

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Switzerland, and its subsidiaries (hereinafter collectively referred to as "we", the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD"), in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective September 28, 2012, Tyco completed the spin-offs of The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. ("Tyco Flow Control")), formerly our North American residential security and flow control businesses, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax-free, all-stock merger ("the Merger"), with Pentair Ltd. ("Pentair") succeeding Pentair Inc. as an independent publicly traded company. The distribution was made on September 28, 2012, to Tyco shareholders of record on September 17, 2012. Each Tyco shareholder received 0.50 of a common share of ADT and approximately 0.24 of a common share of Pentair for each Tyco common share held on the record date. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. The distributions, the Merger and related transactions are collectively referred to herein as the "2012 Separation". As a result of the distribution, the operations of Tyco's former flow control and North American residential security businesses are now classified as discontinued operations in all periods presented.

After giving effect to the 2012 Separation, we operate and report financial and operating information in the following three segments:

- *North America Systems Installation & Services ("NA Installation & Services")* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, institutional and governmental customers in North America.
- *Rest of World Systems Installation & Services ("ROW Installation & Services")* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, residential, small business, institutional and governmental customers in the Rest of World ("ROW") regions.
- *Global Products* designs, manufactures and sells fire protection, security and life safety products, including intrusion security, anti-theft devices, breathing apparatus and access control and video management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide, including products installed and serviced by our NA and ROW Installation & Services segments.

We also provide general corporate services to our segments which will be reported as a fourth, non-operating segment, Corporate and Other. Additionally, Corporate and Other includes the

Company's former Electrical and Metal Products business which was divested in the first quarter of 2011.

References to the segment data are to the Company's continuing operations. As discussed above, as a result of the 2012 Separation, the Company reports under a new segment structure beginning in the fourth quarter of fiscal 2012 and accordingly has recast prior period segment amounts. See Note 19 to the Consolidated Financial Statements.

Business Overview

We are a leading global provider of security products and services, fire detection and suppression products and services and life safety products. We utilize our extensive global footprint of over 1,200 locations, including manufacturing facilities, service and distribution centers, monitoring centers and sales offices, to provide solutions and localized expertise to our global customer base. We provide an extensive range of product and service offerings to over 3 million customers in more than 100 countries through multiple channels. Our revenues are broadly diversified across the United States and Canada (collectively "North America"); Central America and South America (collectively "Latin America"); Europe, the Middle East, and Africa (collectively "EMEA") and the Asia- Pacific region. We refer to Latin America, EMEA, and Asia-Pacific region collectively as "Rest of World" or "ROW". The following chart reflects our fiscal 2012 net revenue by region.

Fiscal 2012 Net Revenue by Region


Asia-Pacific
19%
North America
50%
Europe, Middle
East and Africa
27%
Latin America
4%

Our end-use customers, to whom we may sell directly or through wholesalers, distributors, commercial builders or contractors, are also broadly diversified and include:

- Commercial customers, including residential and commercial property developers, financial institutions, food service businesses and commercial enterprises;
- Industrial customers, including companies in the oil and gas, power generation, mining, petrochemical and other industries;
- Retail customers, including international, regional and local consumer outlets, from national chains to specialty stores;
- Institutional customers, including a broad range of healthcare facilities, academic institutions, museums and foundations;

- Governmental customers, including federal, state and local governments, defense installations, mass transportation networks, public utilities and other government-affiliated entities and applications;
- Residential and small business customers outside of North America, including owners of single family homes and local providers of a wide range of goods and services.

As a global business with a varied customer base and an extensive range of products and services, our operations and results are impacted by global, regional and industry specific factors, and by political factors. Our geographic diversity and the diversity in our customer base and our products and services has helped mitigate the impact of any one industry or the economy of any single country on our consolidated operating results, financial condition and cash flows. Due to the global nature of our business and the variety of our customers, products and services, no single factor is predominantly used to forecast Company results. Rather, management monitors a number of factors to develop expectations regarding future results, including the activity of key competitors and customers, order rates for longer lead time projects, and capital expenditure budgets and spending patterns of our customers. We also monitor trends throughout the commercial and residential fire and security markets, including building codes and fire-safety standards. Our commercial installation businesses are impacted by trends in commercial construction starts, while our residential business, which is located outside of North America, is impacted by new housing starts.

Recent Transactions

As a result of the 2012 Separation, we incurred and expect to continue to incur, separation related costs including debt refinancing, tax restructuring, professional services, restructuring and impairment charges and employee-related costs. During 2012, the Company incurred pre-tax costs related to the 2012 Separation of $561 million recorded within continuing operations and $278 million within discontinued operations. Costs incurred within continuing operations in fiscal 2012 include a charge of $453 million due to the early extinguishment of debt, as the Company refinanced its long-term debt as a result of the 2012 Separation. During fiscal 2012, the Company paid $186 million in separation costs, $18 million of which is included within continuing operations. See Note 2 to the Consolidated Financial Statements.

During the fourth quarter of fiscal 2012, we determined that certain aged receivables in our ROW Installation & Services segment related to security contracts in China may not be collectible. After a formal investigation, we determined that certain records relating to those receivables were falsified by district level employees located in one region of China. We have concluded that the revenue recognition practices related to the aged receivables, which dated back to fiscal 2008, were inappropriate. We have evaluated and concluded that the identified amounts were not material to any of our previously issued annual and interim financial statements, including the effects of presenting ADT and Tyco Flow Control as discontinued operations. Although management has determined the amounts individually and in the aggregate are not material to prior periods, in accordance with authoritative accounting literature on considering the effects of prior year misstatements when quantifying misstatements in the current year, the financial statements included herein have been adjusted to correct for the impact of these items.

As a result, we have revised our previously reported operating results to reflect certain immaterial adjustments, primarily related to revenue recognition and cost of goods sold. These adjustments reduced previously reported net revenue by approximately $49 million and $37 million for fiscal 2011 and 2010, respectively, and reduced previously reported operating income by approximately $14 million and $2 million for fiscal 2011 and 2010, respectively. See Note 24 to the Consolidated Financial Statements. Additionally, we reversed approximately $31 million of net revenue and reduced operating income by $17 million during fiscal 2012, of which less than $1 million and $7 million of net revenue and operating income, respectively, were recorded during the fourth quarter of fiscal 2012.

Results of Operations

Consolidated financial information is as follows:

($ in millions)	For the Years Ended September 28, 2012	September 30, 2011	September 24, 2010
Net revenue	$10,403	$10,557[1]	$11,020[1]
Net revenue decline	(1.5)%	(4.2)%	NA
Organic revenue growth	2.4%	4.8%	NA
Operating income	$ 685	$ 982[2]	$ 615[2]
Operating margin	6.6%	9.3%	5.6%
Interest income	$ 19	$ 27	$ 25
Interest expense	209	240	279
Other expense, net	454	5	76
Income tax (expense) benefit	(348)	(134)	17
Equity (loss) income in earnings of unconsolidated subsidiaries	(26)	(12)	—

(1) Net revenue includes $347 million and $1.4 billion for 2011 and 2010, respectively, related to the Company's former Electrical and Metal Products business which was sold during the first quarter of fiscal 2011.

(2) Operating income includes $7 million and $100 million for 2011 and 2010, respectively, related to the Company's former Electrical and Metal Products business, which was sold during the first quarter of fiscal 2011. Additionally, operating income for 2011 includes a $248 million net gain on that sale.

Net Revenue:

Fiscal 2012

Net revenue for the year ended September 28, 2012 decreased by $154 million, or 1.5%, to $10.4 billion as compared to net revenue of $10.6 billion for the year ended September 30, 2011. On an organic basis, net revenue grew by $247 million, or 2.4% year over year, primarily driven by our Global Products segment. Net revenue was unfavorably impacted by the net impact of acquisitions and divestitures of $71 million, or 0.7%, primarily due to the sale of a majority interest the Company's former Electrical and Metal Products business, which contributed $347 million of net revenue during the year ended September 30, 2011, partially offset by the acquisitions of Chemguard and Visonic within the Company's Global Products segment. Unfavorable changes in foreign currency exchange rates impacted net revenue by $226 million, or 2.1%. In addition, because the Company's fiscal year ends on the last Friday in September, fiscal 2012 consisted of 52 weeks as compared to 53 weeks in fiscal 2011. As a result, fiscal year 2011 includes an estimated $98 million of revenue from the additional week.

Fiscal 2011

Net revenue for the year ended September 30, 2011 decreased by $463 million, or 4.2%, to $10.6 billion as compared to net revenue of $11.0 billion for the year ended September 24, 2010. On an organic basis, net revenue grew by $465 million, or 4.8% year over year, primarily driven by our Global Products and NA Installation & Services segments. Net revenue was unfavorably impacted by the net impact of acquisitions and divestitures of $1.3 billion, or 11.8%, which was primarily the result of the sale of a majority interest in the Company's former Electrical and Metal Products business, which contributed approximately $1.4 billion of net revenue during the year ended September 24, 2010 and $347 million during the year ended September 30, 2011. Net revenue was also unfavorably impacted by $72 million, or 0.7%, due to the deconsolidation of a joint venture in our ROW Installation & Services segment due to the adoption of an accounting standard. Favorable changes in foreign currency exchange rates impacted net revenue by $306 million, or 2.8%. In addition, because the Company's fiscal year ends on the last Friday in September, fiscal 2011 consisted of 53 weeks, as compared to 52 weeks in fiscal 2010. As a result, fiscal year 2011 includes an estimated $98 million, or 0.9%, of revenue from the additional week.

Operating Income:

Operating income for the year ended September 28, 2012 decreased $297 million, or 30.2%, to $685 million, as compared to operating income of $982 million for the year ended September 30, 2011. Operating income for the year ended September 28, 2012 declined primarily due to the net gain on divestitures of $224 million that was recognized in the prior year, primarily related to a $248 million net gain related to the sale of a majority interest in the Company's former Electrical and Metal products business. Operating income for the year ended September 30, 2011 increased $367 million, or 59.7%, to $982 million, as compared to operating income of $615 million for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 improved due to the net gain on divestitures, pricing initiatives, improvement in mix driven by project selectivity, as well as the benefit of ongoing cost containment and restructuring actions. Items impacting operating income for fiscal 2012, 2011 and 2010 are as follows:

	For the Years Ended		
($ in millions)	**September 28, 2012**	**September 30, 2011**	**September 24, 2010**
Separation costs included in SG&A	$ 4	$ —	$ —
Separation costs	71	—	—
Loss (gain) on divestitures	14	(224)[1]	(39)
Restructuring and asset impairment charges	104	78	103
Acquisition and integration costs	9	5	—
Notes receivable write-off	—	5	—
Legacy legal items	(4)	20	—
Asbestos related charges	111	10	77

(1) Includes a $248 million net gain on the divestiture of a majority interest in the Electrical and Metal Products business.

Interest Income and Expense

Interest income was $19 million in 2012, as compared to $27 million and $25 million in 2011 and 2010, respectively. Interest income decreased in 2012 primarily due to decreased investment yields compared to 2011 and 2010.

Interest expense was $209 million in 2012, as compared to $240 million and $279 million in 2011 and 2010, respectively. The weighted-average interest rate on total debt outstanding as of September 28, 2012, September 30, 2011 and September 24, 2010 was 6.5%, 5.9% and 6.3%, respectively. These decreases in interest expense and fluctuations in the weighted-average interest rate are primarily related to savings realized from the $2.6 billion debt redemptions in 2012 and from the replacement of higher coupon notes with lower coupon notes during 2011. See Note 11 to the Consolidated Financial Statements.

Other Expense, Net

Significant components of Other expense, net for 2012, 2011 and 2010 are as follows ($ in millions):

	2012	2011	2010
Loss on extinguishment of debt (see Note 11 to the Consolidated Financial Statements)	$(453)	$—	$(87)
2007 Tax Sharing Agreement (loss) gain (see Note 7 to the Consolidated Financial Statements)	(4)	(7)	8
Other	3	2	3
Total	$(454)	$(5)	$(76)

Effective Income Tax Rate

Our effective income tax rate for the year ended September 28, 2012 was not meaningful primarily as a result of separation related charges which were incurred for which no tax benefit was recognized, as well as a valuation allowance of $235 million recorded due to net operating loss carryforwards which we do not expect to realize in future periods. Additionally, our effective income tax rate for the year ended September 28, 2012 was impacted by enacted tax law changes, favorable audit resolutions in multiple jurisdictions and a non-recurring item generating a tax benefit.

Our effective income tax rate was 17.5% and a benefit of 6.0% during the years ended September 30, 2011 and September 24, 2010, respectively. The increase in our effective income tax rate was primarily related to the tax charge recorded in conjunction with the sale of a majority interest in our Electrical and Metal Products business during the first quarter of 2011, a non-recurring transaction generating a tax benefit in 2010 and a release of a deferred tax valuation allowance in 2010. The effective income tax rate was positively impacted by favorable audit resolutions in multiple jurisdictions during 2011. The rate can vary from quarter to quarter due to discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors, such as the geographic mix of income before taxes.

The valuation allowance for deferred tax assets of $1,826 million and $1,149 million as of September 28, 2012 and September 30, 2011, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. Specifically, the valuation allowance includes separation related charges associated with the early extinguishment of debt which further increased a net operating loss carryforward in 2012 which we do not expect to realize in future periods. The valuation allowance was calculated and recorded when we determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Substantially all of these potential tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as payment is not expected within one year.

Equity (Loss) Income in Earnings of Unconsolidated Subsidiaries

Equity (loss) income in earnings of unconsolidated subsidiaries in 2012 and 2011 reflects our share of Atkore International Group Inc.'s ("Atkore") net loss which is accounted for under the equity method of accounting. Equity (loss) income in earnings of unconsolidated subsidiaries was nil in 2010.

Segment Results

The following chart reflects our fiscal 2012, 2011 and 2010 % of net revenue by operating segment.


NA Installation
& Services
ROW Installation
& Services
Global
Products
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
38.1%
38.1%
34.3%
41.7%
42.0%
39.0%
20.2%
16.6%
13.9%
2012
2011
2010
2012
2011
2010
2012
2011
2010

The above chart does not include net revenue related to the Company's former Electrical and Metal Products business which was divested in the first quarter of fiscal 2011 and is included within Corporate & Other. In 2011 and 2010, this represents 3.3% and 12.8%, respectively of net revenue.

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our segments included in continuing operations.

NA Installation & Services

NA Installation & Services designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, institutional and governmental customers in North America.

Financial information for NA Installation & Services for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 were as follows:

	For the Years Ended		
($ in millions)	**September 28, 2012**	**September 30, 2011**	**September 24, 2010**
Net revenue	$3,962	$4,022	$3,784
Net revenue (decline) growth	(1.5)%	6.3%	NA
Organic revenue (decline) growth	(0.3)%	4.4%	NA
Operating income	$ 374	$ 425	$ 349
Operating margin	9.4%	10.6%	9.2%

The change in net revenue compared to the prior periods is attributable to the following:

Factors Contributing to Year-Over-Year Change	Fiscal 2012 Compared to Fiscal 2011	Fiscal 2011 Compared to Fiscal 2010
Organic revenue (decline) growth	$(12)	$168
Acquisitions	4	1
Divestitures/transfer	—	—
Impact of foreign currency	(10)	28
Other	(42)	41
Total change	$(60)	$238

Organic revenue decline for the year ended September 28, 2012 was driven by slow non-residential market growth as well as installation project selectivity in the North America security business, partially offset by increased service revenue. Organic revenue growth for the year ended September 30, 2011 was driven by increased service revenue coupled with the impact of several large installation projects. Net revenue for the years ended September 28, 2012 and September 30, 2011 was impacted by the 53rd week of revenue during fiscal 2011, which is included within Other above.

Operating Income

Operating income for the year ended September 28, 2012 decreased $51 million, or 12.0%, to $374 million, as compared to operating income of $425 million for the year ended September 30, 2011. Operating income for the year ended September 28, 2012 declined due to restructuring and asset impairment charges related to organizational realignment. Operating income for the year ended September 30, 2011 increased $76 million, or 21.8%, to $425 million, as compared to operating income of $349 million for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 improved due to favorable revenue mix, increased project selectivity and productivity enhancements along with the benefit of restructuring savings. Items impacting operating income for fiscal 2012, 2011 and 2010 are as follows:

($ in millions)	For the Years Ended September 28, 2012	September 30, 2011	September 24, 2010
Restructuring and asset impairment charges, net	$45	$ 7	$13
Legacy legal charges	29	—	—
Separation costs within SG&A	2	—	—
Acquisition/integration	1	—	—

ROW Installation & Services:

ROW Installation & Services designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, residential, small business, institutional and governmental customers in the Latin America, EMEA and Asia-Pacific regions.

Financial information for ROW Installation & Services for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 were as follows:

($ in millions)	For the Years Ended September 28, 2012	September 30, 2011	September 24, 2010
Net revenue	$4,341	$4,434	$4,302
Net revenue (decline) growth	(2.1)%	3.1%	NA
Organic revenue growth	1.9%	2.5%	NA
Operating income	$ 456	$ 405	$ 373
Operating margin	10.5%	9.1%	8.7%

The change in net revenue compared to the prior periods is attributable to the following:

Factors Contributing to Year-Over-Year Change	Fiscal 2012 Compared to Fiscal 2011	Fiscal 2011 Compared to Fiscal 2010
Organic revenue growth	$ 81	$ 102
Acquisitions	105	27
Divestitures/transfer	(67)	(192)
Impact of foreign currency	(178)	237
Other	(34)	(42)
Total change	$ (93)	$ 132

Organic revenue growth for the year ended September 28, 2012 was driven by increased revenue in Asia and Latin America, partially offset by continued softness in Europe. Net revenue for the year ended September 28, 2012 was impacted by the 53rd week of revenue during fiscal 2011, which is included within Other above. Organic revenue growth for the year ended September 30, 2011 was primarily driven by service revenue across most regions other than Europe. Net revenue for the year ended September 30, 2011 was also impacted by $72 million due to the deconsolidation of a joint venture as a result of adopting a new accounting standard, partially offset by $30 million due to the impact of the 53rd week of revenue during fiscal 2011, which is included within Other above.

Operating Income

Operating income for the year ended September 28, 2012 increased $51 million, or 12.6%, to $456 million, as compared to operating income of $405 million for the year ended September 30, 2011. Operating income for the year ended September 28, 2012 improved primarily due to increased price focus on higher margin products and services, as well as the benefit of ongoing cost containment and restructuring savings in most regions. Operating income for the year ended September 30, 2011 increased $32 million, or 8.6%, to $405 million, as compared to operating income of $373 million for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 improved due to increased price/volume mix, as well as the benefit of ongoing cost containment initiatives. Items impacting operating income for fiscal 2012, 2011 and 2010 are as follows:

($ in millions)	For the Years Ended September 28, 2012	September 30, 2011	September 24, 2010
Loss (gain) on divestitures	$ 7	$29	$(49)
Restructuring and asset impairment charges, net	36	64	73
Acquisition and integration costs	4	4	—
Separation costs	2	—	—

Global Products:

Global Products designs, manufactures and sells fire protection, security and life safety products, including intrusion security, anti-theft devices, breathing apparatus and access control and video management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide, including products installed and serviced by our NA and ROW Installation & Services segments.

Financial information for Global Products for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 were as follows:

($ in millions)	For the Years Ended September 28, 2012	September 30, 2011	September 24, 2010
Net revenue	$2,100	$1,754	$1,526
Net revenue growth	19.7%	14.9%	NA
Organic revenue growth	10.1%	10.5%	NA
Operating income	$ 353	$ 295	$ 245
Operating margin	16.8%	16.8%	16.1%

The change in net revenue compared to the prior periods is attributable to the following:

Factors Contributing to Year-Over-Year Change	Fiscal 2012 Compared to Fiscal 2011	Fiscal 2011 Compared to Fiscal 2010
Organic revenue growth	$178	$160
Acquisitions	221	7
Divestitures/transfer	13	(5)
Impact of foreign currency	(38)	39
Other	(28)	27
Total change	$346	$228

Organic revenue growth for the year ended September 28, 2012 was driven by continued growth from existing product lines, expansion in key verticals and introduction of new products. Organic revenue growth for the year ended September 30, 2011 was driven by growth from existing product lines as well as expansion in key verticals. Net revenue for the years ended September 28, 2012 and September 30, 2011 was impacted by the 53rd week of revenue during fiscal 2011 included within Other above.

Operating Income

Operating income for the year ended September 28, 2012 increased $58 million, or 19.7%, to $353 million, as compared to operating income of $295 million for the year ended September 30, 2011. Operating income for the year ended September 28, 2012 improved primarily due to increased volume, price discipline to offset commodity inflationary pressures, integration of acquisitions, the benefit of continued investment in research and development and the benefit of ongoing cost containment and restructuring savings. These benefits were partially offset by additional environmental remediation costs. Operating income for the year ended September 30, 2011 increased $50 million, or 20.4%, to $295 million, as compared to operating income of $245 million for the year ended September 24, 2010. Operating income for the year ended September 30, 2011 improved primarily due to increased volume as well as initial return on research and development spending. Items impacting operating income for fiscal 2012, 2011 and 2010 are as follows:

	For the Years Ended		
($ in millions)	**September 28, 2012**	**September 30, 2011**	**September 24, 2010**
Restructuring and asset impairment charges, net	$10	$(7)	$ 3
Acquisition and integration costs	4	1	—
Losses on divestitures, net	—	—	5
Separation costs	1	—	—

Corporate and Other

Corporate expense increased $355 million, or 248.3%, to $498 million for the year ended September 28, 2012 as compared to an expense of $143 million for the year ended September 30, 2011. Corporate expense decreased $209 million, or 59.4%, to $143 million for the year ended September 30, 2011 as compared to an expense of $352 million for the year ended September 24, 2010. Key items included in corporate expense for fiscal 2012, 2011 and 2010 are as follows:

	For the Years Ended		
($ in millions)	**September 28, 2012**	**September 30, 2011**	**September 24, 2010**
Loss (gain) on divestitures	$ 7	$(253)	$ 5
Asbestos related charges	111	10	77
Legacy legal (benefits) charges	(33)	20	—
Separation costs	68	—	—
Restructuring and asset impairment charges	13	14	14
Notes receivable write-off	—	5	—
Separation costs within SG&A	2	—	—

Additionally, corporate expense was favorably impacted by cost containment initiatives during the year ended September 28, 2012.

The net gain on divestiture of $253 million during the year ended September 30, 2011 is primarily related to the divestiture of a majority interest in the Company's former Electrical and Metal Products business in fiscal 2011. Additionally, corporate expense was favorably impacted by cost containment initiatives during the year ended September 30, 2011.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets—Tyco considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems outside of North America, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program primarily outside of North America (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition. The Company depreciates its pooled subscriber system assets and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 135% to 360% for commercial subscriber pools and dealer intangibles and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe, Latin America and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Provisions for anticipated losses are made in the period in which they become determinable.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. We assess our revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE or TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Asbestos-Related Contingencies and Insurance Receivables—We and certain of our subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. We estimate the liability and corresponding insurance recovery for pending and future claims and defense costs based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made in the future during a defined period of time (the look-forward period). As part of the Company's annual valuation process in the third quarter of fiscal 2012, the Company utilized a look-back period of three years and a look-forward period of fifteen years, except for claims made against a non-operating subsidiary that the Company is pursuing alternatives for, including a negotiated settlement with representatives of all current and future asbestos claimants against such subsidiary.

In connection with the recognition of liabilities for asbestos-related matters, we record asbestos-related insurance recoveries that are probable. The estimate of asbestos-related insurance recoveries represents estimated amounts due to us for previously paid and settled claims and the probable reimbursements relating to estimated liability for pending and future claims. In determining the amount of insurance recoverable, we consider available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Annually, we perform an analysis with the assistance of outside counsel and other experts to update estimated asbestos-related assets and liabilities. On a quarterly basis, we re-evaluate the assumptions used to perform the annual analysis and record an expense as necessary to reflect changes in the estimated liability and related insurance asset. See Note 14 to the Consolidated Financial Statements for a discussion of management's judgments applied in the recognition and measurement of asbestos-related assets and liabilities.

Income Taxes—In determining taxable income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more-likely-than-not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. In the first step of the goodwill impairment test, we compare the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital for market participants. A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), is used to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, we compare the implied fair value of a reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

We recorded no goodwill impairments in conjunction with our annual goodwill impairment assessment performed during the fourth quarter of fiscal 2012.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

- A prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end markets;
- An economic recovery that significantly differs from our assumptions in timing or degree;
- Volatility in equity and debt markets resulting in higher discount rates; and
- Unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Long-Lived Assets—Asset groups held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset group may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions resulting in actuarial gains and losses. For active plans, such actuarial gains and losses will be amortized over the average expected service period of the participants and in the case of inactive plans over the average remaining life expectancy of participants. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase the present value of pension obligations by approximately $77 million and increase our annual pension expense by approximately $1 million. We consider the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions in determining the expected long-term return on plan assets. A 25 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $3 million.

Liquidity and Capital Resources

A fundamental objective of the Company is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of its core businesses around the world. The primary source of funds to finance our operations and capital expenditures is cash generated by operations. In addition, we maintain a commercial paper program, have access to a committed revolving credit facility and have access to equity and debt capital from public and private sources. We continue to balance our operating, investing and financing uses of cash through investments and acquisitions in our core businesses, dividends and share repurchases. In addition, we believe our cash position, amounts available under our credit facility, commercial paper program and cash provided by operating activities will be adequate to cover our operational and business needs in the foreseeable future.

As of September 28, 2012 and September 30, 2011, our cash and cash equivalents, short- and long-term debt, and Tyco shareholder's equity are as follows:

	As of	
($ in millions)	September 28, 2012	September 30, 2011
Cash and cash equivalents	$ 844[1]	$ 1,229
Total debt	$1,491	$ 4,106
Shareholders' equity	$4,994	$14,149
Total debt as a % of total capital	23.0%	22.5%

[1] Cash and cash equivalents includes $175 million reserved for certain pre-2012 Separation related tax liabilities for which the timing of payment is uncertain.

Sources and uses of cash

In summary, our cash flows from operating, investing, and financing from continuing operations for fiscal 2012, 2011 and 2010 were as follows:

	For the Years Ended		
($ in millions)	September 28, 2012	September 30, 2011	September 24, 2010
Net cash provided by operating activities	$ 701	$ 661	$ 871
Net cash used in investing activities	(582)	(61)	(343)
Net cash used in financing activities	(508)	(938)	(1,062)

Cash flow from operating activities

Cash flow from operating activities can fluctuate significantly from period to period as working capital needs and the timing of payments for items such as restructuring activities, pension funding, income taxes and other items impact reported cash flow.

The net change in working capital decreased operating cash flow by $489 million in 2012. The significant changes in working capital included a $172 million decrease in income taxes payable, an $80 million decrease in accrued expenses and other current liabilities, a $128 million increase in accounts receivable, an $86 million increase in prepaid expenses and other current assets, and a $72 million increase in inventories.

The net change in working capital decreased operating cash flow by $348 million in 2011. The significant changes in working capital included a $216 million decrease in accrued and other liabilities, a $47 million increase in accounts receivable, a $42 million increase in inventories and a $33 million decrease in accounts payable.

The net change in working capital decreased operating cash flow by $239 million in 2010. The significant changes in working capital included a $268 million decrease in income taxes payable, a $127 million increase in inventories, partially offset by an $81 million increase in accounts payable and a $63 million decrease in prepaid expenses and other current assets.

During 2012, 2011 and 2010, we paid approximately $89 million, $90 million and $129 million (inclusive of $2 million relating to the French security business being classified as held for sale), respectively, in cash related to restructuring activities. See Note 4 to our Consolidated Financial Statements for further information regarding our restructuring activities.

In connection with the 2012 Separation, we paid $18 million, nil and nil in separation costs during 2012, 2011, and 2010, respectively.

During the years ended September 28, 2012, September 30, 2011 and September 24, 2010 we made required contributions of $88 million, $63 million and $67 million, respectively, to our U.S. and non-U.S. pension plans. We also made voluntary contributions of approximately nil, $12 million and nil to our U.S. plans during the years ended September 28, 2012, September 30, 2011 and September 24, 2010. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2013 of $11 million for the U.S. plans and $50 million for non-U.S. plans.

Income taxes paid, net of refunds, related to continuing operations were $147 million, $121 million and $127 million in 2012, 2011 and 2010, respectively.

Net interest paid related to continuing operations were $201 million, $195 million and $234 million in 2012, 2011 and 2010, respectively.

Cash flow from investing activities

Cash flows related to investing activities consist primarily of cash used for capital expenditures and acquisitions, and proceeds derived from divestitures of businesses and assets.

We made capital expenditures of $406 million, $371 million, and $351 million during 2012, 2011 and 2010, respectively. The level of capital expenditures in fiscal year 2013 is expected to exceed the spending levels in fiscal year 2012 and is also expected to exceed depreciation expense.

During 2012, we paid cash for acquisitions included in continuing operations totaling $217 million, net of cash acquired of $17 million, which primarily related to the acquisition of Visonic Ltd. within our Global Products segment. During 2011, we paid cash for acquisitions included in continuing operations totaling $353 million, net of cash acquired of $3 million, which primarily related to the acquisitions of Signature Security Group within our ROW Installation & Services segment and Chemguard within our Global Products segment. During 2010, cash paid for acquisitions included in continuing operations totaled $48 million, net of cash acquired of nil.

During 2011, we received cash proceeds, net of cash divested of $709 million for divestitures. The cash proceeds primarily related to the sale of a majority interest in our Electrical and Metal Products business of $713 million. See Note 3 to our Consolidated Financial Statements for further information.

Cash flow from financing activities

Cash flows from financing activities relate primarily to proceeds received from incurring debt and issuing stock, and cash used to repay debt, repurchase stock and make dividend payments to shareholders.

During the fourth quarter of 2012, in connection with the Separation, Tyco and its finance subsidiary, Tyco International Finance S.A. ("TIFSA"), redeemed various debt securities maturing from

2013 to 2023 issued by TIFSA and/or Tyco, in an aggregate principal amount of $2.6 billion. See Note 11 to our Consolidated Financial Statements for further information.

On April 25, 2012, the Company amended its existing Five-Year Senior Unsecured Credit Agreement, dated April 25, 2007 ("the 2007 Credit Agreement"), to extend the expiration date of the facility from April 25, 2012 to September 30, 2012. Simultaneous with the extension, total commitments under the 2007 Credit Agreement facility were reduced from an aggregate of $750 million to $654 million. On June 22, 2012, the Company further amended the 2007 Credit Agreement to reduce the lenders' commitments under the 2007 Credit Agreement from an aggregate of $654 million to $500 million. The 2007 Credit Agreement terminated on September 28, 2012.

Additionally, on June 22, 2012, TIFSA, as the Borrower, and the Company as the Guarantor, entered into a Five-Year Senior Unsecured Credit Agreement, expiring June 22, 2017, and providing for revolving credit commitments in the aggregate amount of $1.0 billion (the "2012 Credit Agreement"). In connection with entering into the 2012 Credit Agreement, TIFSA and the Company terminated the existing Four-Year Senior Unsecured Credit Agreement, dated March 24, 2011, which provided for revolving credit commitments in the aggregate amount of $750 million.

During 2012, TIFSA issued commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 28, 2012 and September 30, 2011, TIFSA had no commercial paper outstanding. The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $1 billion as of September 28, 2012.

On January 12, 2011, TIFSA, our finance subsidiary, issued $250 million aggregate principal amount of 3.75% notes due on January 15, 2018 and $250 million aggregate principal amount of 4.625% notes due on January 15, 2023, which are fully and unconditionally guaranteed by the Company. TIFSA received net cash proceeds of approximately $494 million. The net proceeds, along with other available funds, were used to fund the repayment of all of our outstanding 6.75% notes due in February 2011 with a principal amount of $516 million.

On May 5, 2010, TIFSA issued $500 million aggregate principal amount of 3.375% notes due 2015, which were fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs and a debt discount. On May 28, 2010, the Company used the net proceeds of the aforementioned offering and additional cash on hand to redeem all of its 6.375% public notes due 2011, 7% notes due 2028 and 6.875% notes due 2029, outstanding at that time, which aggregated $878 million in principal amount.

On October 5, 2009, TIFSA issued $500 million aggregate principle amount of 4.125% notes due 2014, which were fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs and a debt discount.

Pursuant to our share repurchase program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations. During the year ended September 28, 2012, we repurchased approximately 11 million common shares for approximately $500 million under the 2011 share repurchase program. As of September 28, 2012, approximately $200 million of share repurchases remain authorized under the 2011 share repurchase program. During the year ended September 30, 2011, we repurchased approximately 30 million common shares for approximately $1.3 billion under the 2011, 2010 and 2008 share repurchase programs, which completed both the 2010 and 2008 programs. During the year ended September 24, 2010, we repurchased approximately 24 million common shares for approximately $900 million under the 2008 share repurchase program.

On March 7, 2012, our shareholders approved a cash dividend of $0.50 per common share payable to shareholders in two quarterly installments of $0.25 each on May 23, 2012 and August 22, 2012. Additionally, on September 17, 2012, our shareholders approved another cash dividend of $0.30 per common share payable to shareholders in two quarterly installments of $0.15 per share to be paid November 15, 2012 and February 20, 2013. The $0.30 dividend reflects the impact of the 2012 Separation on the Company's dividend policy. During fiscal 2012, 2011 and 2010, we paid cash dividends of approximately $461 million, $458 million and $416 million, respectively. See Note 16 to our Consolidated Financial Statements for further information.

Management believes that cash generated by or available to us should be sufficient to fund our capital and operational business needs for the foreseeable future, including capital expenditures, quarterly dividend payments and share repurchases.

Commitments and Contingencies

For a detailed discussion of contingencies related to tax and litigation matters and governmental investigations, see Notes 7 and 14 to our Consolidated Financial Statements.

Contractual Obligations

Contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable operating leases and purchase obligations as of September 28, 2012 are as follows ($ in millions):

	Fiscal Year						
	2013	2014	2015	2016	2017	Thereafter	Total
Debt principal[1]	$ —	$ —	$ —	$258	$ —	$1,178	$1,436
Interest payments[2]	93	93	93	88	84	212	663
Operating leases	162	121	102	80	47	79	591
Purchase obligations[3]	241	9	3	—	—	—	253
Total contractual cash obligations[4]	$496	$223	$198	$426	$131	$1,469	$2,943

(1) Excludes debt discount, swap activity and interest.

(2) Interest payments consist of interest on our fixed interest rate debt and exclude the impact of our interest rate swaps. As of September 28, 2012 we had settled all outstanding interest rate swaps.

(3) Purchase obligations consist of commitments for purchases of goods and services.

(4) Other long-term liabilities excluded from the above contractual obligation table primarily consist of the following: pension and postretirement costs, income taxes, warranties and environmental liabilities. We are unable to estimate the timing of payment for these items due to the inherent uncertainties related to these obligations. However, the minimum required contributions to our pension plans are expected to be approximately $61 million in 2013 and we do not expect to make any material contributions in 2013 related to postretirement benefit plans.

As of September 28, 2012, we recorded gross unrecognized tax benefits of $121 million and gross interest and penalties of $38 million. We are unable to make a reasonably reliable estimate of the timing for the remaining payments in future years; therefore, such amounts have been excluded from the above contractual obligation table. However, based on the current status of our income tax audits, we believe that is reasonably possible that between nil and $30 million in unrecognized tax benefits may be resolved in the next twelve months.

As of September 28, 2012, we had total commitments of $1.0 billion under our revolving credit facility, expiring on June 22, 2017. As of September 28, 2012, there were no amounts drawn under this revolving credit facility.

TIFSA's revolving credit facility contains customary terms and conditions, and financial covenants that limit the ratio of our debt to earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

In connection with the 2012 Separation we entered into a liability sharing agreement regarding certain actions that were pending against Tyco prior to the 2012 Separation. Under the 2012 Tax Sharing Agreement, Pentair, Tyco and ADT share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control's, Tyco's and ADT's U.S. income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement, excluding approximately $175 million of pre-2012 Separation related tax liabilities that were anticipated to be paid prior to the 2012 Separation (collectively, "Shared Tax Liabilities"). The Company will be responsible for the first $500 million of Shared Tax Liabilities. Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Pentair, ADT and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In connection with the 2007 Separation, we entered into a liability sharing agreement regarding certain actions that were pending against Tyco prior to the 2007 Separation. Under the 2007 Separation and Distribution Agreement and 2007 Tax Sharing Agreement, we have assumed 27%, Covidien has assumed 42% and TE Connectivity has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which, as of September 28, 2012, primarily relate to tax contingencies and potential actions with respect to the spin-offs or the distributions made or brought by any third party.

Backlog

We had a backlog of unfilled orders of $5,101 million and $4,711 million as of September 28, 2012 and September 30, 2011, respectively. Backlog by segment was as follows ($ in millions):

	September 28, 2012	September 30, 2011
NA Installation & Services	$2,507	$2,373
ROW Installation & Services	2,421	2,210[1]
Global Products	173	128
	$5,101	$4,711

(1) As a result of the adjustments made for the China security contracts described in Note 24 to the Consolidated Financial Statements, ROW Installation & Services backlog decreased by approximately $103 million as of the year ended September 30, 2011.

The Company's backlog includes recurring revenue-in-force and long-term deferred revenue for upfront fees. Revenue-in-force represents 12 months' revenue associated with monitoring and maintenance services under contract in the security and fire business. The Company's backlog of $5,101 million and $4,711 million as of September 28, 2012 and September 30, 2011, respectively, consists primarily of $2,723 million and $2,563 million of recurring revenue in force and $395 million and $420 million of deferred revenue as of September 28, 2012 and September 30, 2011, respectively. NA Installation & Service's backlog of $2,507 million and $2,373 million, as of September 28, 2012 and September 30, 2011, respectively, consists primarily of $1,227 million and $1,193 million of recurring revenue in force and $325 million and $348 million of deferred revenue as of September 28, 2012 and September 30, 2011, respectively. ROW Installation & Service's backlog of $2,421 million and $2,210 million, as of September 28, 2012 and September 30, 2011, respectively, consists primarily of $1,496 million and $1,370 million of recurring revenue in force and $70 million and $72 million of deferred revenue as of September 28, 2012 and September 30, 2011, respectively.

Backlog increased $390 million, or 8.3%, to $5,101 million as of September 28, 2012 as compared to the prior year. The net increase in backlog was primarily related to an increase in recurring revenue-in-force in our ROW Installation & Services segment, as well as acquisitions within the Global Products businesses. Changes in foreign currency favorably impacted backlog by $41 million, or 0.9%.

Guarantees

Certain of our business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on our financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien, TE Connectivity, ADT and Pentair in accordance with the terms of the 2007 and 2012 Separation and Distribution Agreements and the Tax Sharing Agreements. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the 2007 and 2012 Separations, we recorded liabilities necessary to recognize the fair value of such guarantees and indemnifications. See Note 7 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement. In addition, prior to the 2007 and 2012 Separations we provided support in the form of financial and/or performance guarantees to various Covidien, TE Connectivity, ADT and Tyco Flow Control operating entities. To the extent these guarantees were not assigned in connection with the 2007 and 2012 Separations, we assumed primary liability on any remaining such support. See Note 12 to the Consolidated Financial Statements for a discussion of these liabilities.

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or cash flows. We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 14 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. We record estimated product warranty costs at the time of sale. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

As of September 28, 2012, we had total outstanding letters of credit and bank guarantees of approximately $425 million.

For a detailed discussion of guarantees and indemnifications, see Note 12 to the Consolidated Financial Statements.

Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements.

Non-U.S. GAAP Measure

In an effort to provide investors with additional information regarding our results as determined by U.S. GAAP, we also disclose the non-U.S. GAAP measures of organic revenue growth (decline). We believe that this measure is useful to investors in evaluating our operating performance for the periods presented. When read in conjunction with our U.S. GAAP revenue, it enables investors to better evaluate our operations without giving effect to fluctuations in foreign exchange rates, which may be significant from period to period. In addition, organic revenue growth (decline) is a factor we use in internal evaluations of the overall performance of our business. This measure is not a financial measure under U.S. GAAP and should not be considered as a substitute for revenue as determined in accordance with U.S. GAAP, and it may not be comparable to similarly titled measures reported by other companies. Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations, acquisitions and divestitures and other changes that may not reflect underlying results and trends (for example, the 53rd week of operations in fiscal year 2011). Our organic growth (decline) calculations incorporate an estimate of prior year reported net revenue associated with acquired entities that have been fully integrated within the first year, and exclude prior year net revenue associated with entities that do not meet the criteria for discontinued operations which have been divested within the past year ("adjusted number"). We calculate the rate of organic growth (decline) based on the adjusted number to better reflect the rate of growth (decline) of the combined business, in the case of acquisitions, or the remaining business, in the case of dispositions. We base the rate of organic growth (decline) for acquired businesses that are not fully integrated within the first year upon unadjusted historical net revenue. We may use organic revenue growth (decline) as a component of our compensation programs.

The table below details the components of organic revenue growth (decline) and reconciles the non-U.S. GAAP measure to U.S. GAAP net revenue growth (decline).

Fiscal 2012

	Net Revenue for Fiscal 2011	Base Year Adjustments (Divestitures)	Adjusted Fiscal 2011 Base Revenue	Foreign Currency	Acquisitions	Other[2]	Organic Revenue	Organic Growth Percentage[1]	Net Revenue for Fiscal 2012
				($ in millions)					
NA Installation & Services	$ 4,022	$ —	$ 4,022	$ (10)	$ 4	$ (42)	$(12)	(0.3)%	$ 3,962
ROW Installation & Services	4,434	(67)	4,367	(178)	105	(34)	81	1.9%	4,341
Global Products	1,754	13	1,767	(38)	221	(28)	178	10.1%	2,100
Total before Corporate and other	**$10,210**	**$ (54)**	**$10,156**	**$(226)**	**$330**	**$(104)**	**$247**	**2.4%**	**$10,403**
Corporate and Other[3]	347	(347)	—	—	—	—	—	0.0%	—
Total Net Revenue	**$10,557**	**$(401)**	**$10,156**	**$(226)**	**$330**	**$(104)**	**$247**	**2.4%**	**$10,403**

(1) Organic revenue growth percentage based on adjusted fiscal 2011 base revenue.

(2) Amounts represent the impact of the 53rd week of revenue for each segment during fiscal 2011 at fiscal 2012 foreign exchange rates.

Fiscal 2011

	Net Revenue for Fiscal 2010	Base Year Adjustments (Divestitures)	Adjusted Fiscal 2010 Base Revenue	Foreign Currency	Acquisitions	Other[2]	Organic Revenue	Organic Growth Percentage[1]	Net Revenue for Fiscal 2011
				(Amounts in millions)					
NA Installation & Services	$ 3,784	$ —	$3,784	$ 28	$ 1	$ 41	$168	4.4%	$ 4,022
ROW Installation & Services	4,302	(192)	4,110	237	27	(42)	102	2.5%	4,434
Global Products	1,526	(5)	1,521	39	7	27	160	10.5%	1,754
Total before Corporate and other	**$ 9,612**	**$ (197)**	**$9,415**	**$304**	**$35**	**$ 26**	**$430**	**4.6%**	**$10,210**
Corporate and Other[3]	1,408	(1,102)	306	2	4	—	35	11.4%	347
Total Net Revenue	**$11,020**	**$(1,299)**	**$9,721**	**$306**	**$39**	**$ 26**	**$465**	**4.8%**	**$10,557**

(1) Organic revenue growth percentage based on adjusted fiscal 2010 base revenue.

(2) Amounts represent the impact of the 53rd week of revenue for each segment during fiscal 2011 and the deconsolidation of a joint venture in the ROW Installation & Services segment.

(3) Corporate and Other includes the former Electrical and Metal Products business of which we divested a majority interest in during the first quarter of fiscal 2011.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the SEC, or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, regarding expectations with respect to future events, including sales, earnings, cash flows, operating and tax efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions, and overall demand for Tyco's goods and services;
- economic and competitive conditions in the industries, end markets and regions served by our businesses;
- changes in legal and tax requirements (including tax rate changes, new tax laws or treaties and revised tax law interpretations);
- results and consequences of Tyco's internal investigations and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation, arbitrations and governmental proceedings;
- effect of income tax audit settlements and appeals;

- our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs, or other consequences of volatility in the capital or credit markets;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials;
- changes affecting customers or suppliers;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability of the Company to achieve anticipated cost savings;
- the ability of the Company to execute our portfolio refinement and acquisition strategies, including successfully integrating acquired operations;
- potential impairment of our goodwill, intangibles and/or our long-lived assets;
- the ability of the Company to realize the intended benefits of the 2012 Separation, including the integration of its commercial security and fire protection businesses;
- risks associated with our Swiss incorporation, including the possibility of reduced flexibility with respect to certain aspects of capital management, increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits;
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco International's Swiss incorporation or deny U.S. government contracts to Tyco based upon its Swiss incorporation;
- natural events such as severe weather, fires, floods and earthquakes, or acts of terrorism;

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures to which we believe we are subject. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, foreign currency options, interest rate swaps, commodity swaps and forward commodity contracts. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having strong investment grade long-term credit ratings from Standard & Poor's and Moody's. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

Foreign Currency Exposures

We hedge our exposure to fluctuations in foreign currency exchange rates related to operating entities through the use of forward foreign currency exchange contracts. Additionally, for our corporate financing entities we manage the foreign currency exposure through a combination of multi-currency notional pool and forward contracts. Our largest exposure to foreign exchange rates exists primarily with the British pound, Euro, Australian dollar, Canadian dollar and Mexican peso against the U.S. dollar. The market risk related to the forward foreign currency exchange contract is measured by estimating the potential impact of a 10% change in the value of the U.S. dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 28, 2012. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in a $7 million net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in a $9 million net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Prior to the first quarter of fiscal 2012, we hedged net investments in certain foreign operations through the use of foreign currency exchange forward contracts. The objective was to minimize the exposure to changes in the value of the foreign currency denominated net investment. As of the quarter ended December 30, 2011, we terminated our net investment hedge. Accordingly, the aggregate notional amount of these hedges was nil and approximately $224 million as of September 28, 2012, and September 30, 2011, respectively.

As of September 28, 2012 and September 30, 2011, $2.0 billion and $1.4 billion, respectively, of intercompany loans have been designated as permanent in nature. For the fiscal years ended September 28, 2012, September 30, 2011 and September 24, 2010, we recorded $48 million of cumulative transaction gain and $2 million and $34 million of cumulative translation losses, respectively, through accumulated other comprehensive loss related to these loans.

Interest Rate Exposures

We manage interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which are designated as fair value hedges for accounting purposes. Since the third quarter of 2009, TIFSA has been entering into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting interest rates of fixed-rate debt to variable rates. In these contracts, TIFSA agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the debt tenders and redemption during the quarter ended September 28, 2012, TIFSA settled all outstanding interest rate swaps. Accordingly, as of September 28, 2012 and September 30, 2011, the total gross notional amount of our interest rate swap contracts was nil and $1.2 billion, respectively.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 28, 2012, September 30, 2011 and September 24, 2010

Consolidated Balance Sheets as of the years ended September 28, 2012 and September 30, 2011

Consolidated Statements of Shareholders' Equity for the years ended September 28, 2012, September 30, 2011 and September 24, 2010

Consolidated Statements of Cash Flows for the years ended September 28, 2012, September 30, 2011 and September 24, 2010

Notes to Consolidated Financial Statements

Supplementary Financial Information

Selected Quarterly Financial Data

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the Consolidated Financial Statements and related Notes or because they are either not applicable or not required under the rules of Regulation S-X.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 28, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as and when required.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 28, 2012 that have materially affected, or are reasonably likely to materially affect, these internal controls.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 28, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal controls over financial reporting as of September 28, 2012.

Our internal control over financial reporting as of September 28, 2012, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the Consolidated Financial Statements included in this Form 10-K, and their report is also included in this Form 10-K.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the proposal regarding the election of directors and under the captions "—Committees of the Board of Directors," and "—Executive Officers" in our definitive proxy statement for our 2013 Annual General Meeting of Shareholders (the "2013 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2013 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Governance of the Company" in our 2013 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "About—Our People and Values." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Governance of the Company" of our 2013 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2013 Proxy Statement set forth under the captions "Executive Officer Compensation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2013 Proxy Statement set forth under the captions "Governance of the Company" and "Committees of the Board" is incorporated herein by reference.

In connection with the 2012 Separation we entered into the following definitive agreements with our consolidated subsidiaries at that time.

Pentair Amended and Restated Separation and Distribution Agreement

On March 27, 2012, the Company entered into a Separation and Distribution Agreement with Tyco Flow Control International Ltd. ("Tyco Flow Control") and The ADT Corporation ("ADT") (the "Original Separation Agreement"), governing, among other things, the separation of Tyco's flow control business from Tyco and the allocation of assets and liabilities in connection therewith. On September 27, 2012, Tyco, Pentair Ltd. (formerly known as Tyco Flow Control) ("Pentair") and ADT entered into an Amended and Restated Separation and Distribution Agreement (the "Pentair Separation Agreement") to modify, clarify and supplement certain terms of the Original Separation Agreement, including certain terms relating to employee benefits matters, insurance claims and administration, treatment of equity awards held by certain employees resident outside the U.S. and the treatment of certain costs and expenses in connection with the separation.

Pursuant to the provisions of the Pentair Separation Agreement, on September 28, 2012, the Company effected a spin-off of Pentair to its shareholders through the pro rata distribution of 100% of the outstanding common shares of Pentair to the Company's shareholders in the form of a special dividend out of the Company's contributed surplus (the "Pentair Distribution").

A description of the material terms of the Separation Agreement, which reflects the material terms of the Pentair Separation Agreement, is set forth in the section entitled "The Separation and Distribution Agreements and the Ancillary Agreements—Tyco Flow Control Separation and Distribution Agreement" in Tyco's Definitive Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on Schedule 14A on August 3, 2012 (the "2012 Separation Proxy Statement") and is incorporated herein by reference.

The description set forth in the Definitive Proxy Statement is only a summary of that agreement and is qualified in its entirety by reference to Exhibit 2.2 to this Periodic Report on Form 10-K and incorporated by reference herein.

ADT Separation and Distribution Agreement

On September 26, 2012, the Company, ADT and certain of their respective subsidiaries entered into a Separation and Distribution Agreement (the "ADT Separation and Distribution Agreement").

Pursuant to the provisions of the ADT Separation and Distribution Agreement, (i) the Company engaged in an internal restructuring whereby certain assets related to Tyco's residential and small business security business in the United States and Canada were transferred to ADT, and ADT assumed from Tyco certain liabilities related to Tyco's residential and small business security business in the United States and Canada (the "ADT Separation") and (ii) on September 28, 2012, the Company effected a spin-off of ADT to Tyco shareholders through the pro rata distribution of 100% of the outstanding common shares of ADT to Tyco's shareholders in the form of a special dividend out of Tyco's contributed surplus (the "ADT Distribution" and, together with the Pentair Distribution, the "Distributions" or the "spin-offs").

A description of the material terms of the ADT Separation and Distribution Agreement is set forth in the section entitled "The Separation and Distribution Agreements and the Ancillary Agreements—ADT Separation and Distribution Agreement" in Tyco's 2012 Separation Proxy Statement and is incorporated herein by reference.

The description of the ADT Separation and Distribution Agreement set forth in the 2012 Separation Proxy Statement is only a summary of that agreement and is qualified in its entirety by reference to the ADT Separation and Distribution Agreement filed as Exhibit 2.3 to this Periodic Report on Form 10-K and incorporated by reference herein.

Tax Sharing Agreement

On September 28, 2012, Tyco (together with its subsidiary Tyco International Finance S.A., or TIFSA) entered into a Tax Sharing Agreement (the "2012 Tax Sharing Agreement") with ADT and Pentair that governs the respective rights, responsibilities and obligations of Tyco, ADT and Pentair after the spin-offs with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. See Note 7 to the Consolidated Financial Statements.

Non-Income Tax Sharing Agreement

On September 28, 2012, the Company and TIFSA entered into a tax sharing agreement with ADT that governs the respective rights, responsibilities and obligations of Tyco and ADT after the

Distributions with respect to tax returns, tax liabilities, tax attributes, tax contests and other tax matters regarding non-income taxes related to specified legal entities (the "Non-Income Tax Sharing Agreement"). The Non-Income Tax Sharing Agreement provides that Tyco and ADT will share certain non-income tax liabilities that arise for the period prior to the ADT Distribution from adjustments made by tax authorities to the non-income tax returns of the specified legal entities. Under the Non-Income Tax Sharing Agreement, Tyco is responsible for amounts equal to accrued liabilities for non-income tax contingencies with respect to the specified entities that will be members of the Tyco group after the ADT Distribution, and ADT is responsible for amounts equal to accrued liabilities for non-income tax contingencies with respect to the specified entities that will be members of the ADT group after the ADT Distribution. In each case, payments required to be made in excess of such accrued liabilities are shared by Tyco (40%) and ADT (60%). ADT will have sole responsibility of any non-income tax liability assessed against the entities acquired in the acquisition of BHS.

ADT and Tyco agree to indemnify each other against any amounts paid by the other party for which such paying party is not responsible pursuant to the Non-Income Tax Sharing Agreement. Although valid as between the parties, the Non-Income Tax Sharing Agreement will not be binding on any taxing authority.

The foregoing is only a summary of the Non-Income Tax Sharing Agreement and is qualified in its entirety by reference to the Non-Income Tax Sharing Agreement filed as Exhibit 10.17 to this Periodic Report on Form 10-K and incorporated by reference herein.

Trademark Agreement

On September 25, 2012, the Company entered into a Trademark Agreement (the "Trademark Agreement") with ADT that will govern each party's use of certain trademarks, including the ADT trademark and logo (the "ADT Brand"). In addition, Tyco transferred to ADT all of its rights in the ADT Brand in the United States and Canada and retained rights to the ADT Brand elsewhere in the world. Each of ADT and Tyco agreed that they and their affiliates will not register or use (subject to a "phase out" transitional license to Tyco in the United States and Canada) the ADT Brand for any goods or services in the other party's territory. The parties are not restricted from competing with each other under other brands. Under the Trademark Agreement, ADT is the exclusive, worldwide owner of the PULSE trademark.

The Trademark Agreement allocates the ownership of, and the parties' rights and obligations with respect to, the ADT Brand online. In general, each party has the right to register domain names containing the ADT Brand in domain names ending in country codes in its respective territory. The Trademark Agreement also contains provisions for allocating ownership, rights and obligations in other domains and obligations in regard to third-party media (such as social networking sites).

The Trademark Agreement contains other provisions, including quality control provisions, compliance with applicable laws, and security, system and data protection measures. The Trademark Agreement took effect as of September 25, 2012, and will remain in effect in perpetuity.

Neither ADT nor Tyco may assign the Trademark Agreement, or delegate its obligations thereunder, without the consent of the other party, except that a party must assign the agreement in its entirety in connection with a sale or transfer of such party's entire interest in the ADT Brand, or delegate corresponding obligations in the case of a transfer of less than all of its interest in the ADT Brand, and in each case the assignee must assume in writing all of the assigning party's obligations under the agreement.

The foregoing is only a summary of the Trademark Agreement and is qualified in its entirety by reference to the Trademark Agreement filed as Exhibit 10.18 to this Periodic Report on Form 10-K and incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

The information in our 2013 Proxy Statement set forth under the proposal related to the election of auditors is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
2.2	Amended and Restated Separation and Distribution Agreement, dated September 27, 2012 among Tyco International Ltd., Pentair Ltd. and The ADT Corporation (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s current Report on Form 8-K filed on October 1, 2012).
2.3	Separation and Distribution Agreement, dated September 26, 2012 among Tyco International Ltd., Tyco International Finance S.A., The ADT Corporation and ADT LLC (Incorporated by reference to Exhibit 2.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 1, 2012).
2.4	Merger Agreement, dated as of March 27, 2012, among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, Inc. (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on March 30, 2012).
2.5	Amendment No. 1 to the Merger Agreement among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, Inc. (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 30, 2012).
3.1	Articles of Association of Tyco International Ltd. (Tyco International AG) (Tyco International SA) (Incorporated by reference to Exhibit 3.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on March 12, 2012).
3.2	Organizational Regulations (Incorporated by reference to Exhibit 3.2 of Tyco International Ltd.'s Current Report on Form 8-K filed on March 17, 2009).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No.1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Supplemental Indenture 2008-2 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 6.875% Notes due 2021 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.3	Supplemental Indenture 2008-3 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 7.0% Notes due 2019 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).

Exhibit Number	
4.4	Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.5	Supplemental Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 8.5% notes due 2019 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.6	Third Supplemental Indenture, dated as of May 5, 2010, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 3.375% notes due 2015 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on May 5, 2010).
4.7	Fourth Supplemental Indenture, dated as of January 12, 2011, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 3.75% notes due 2018 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 12, 2011).
4.8	Fifth Supplemental Indenture, dated as of January 12, 2011, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 4.625% notes due 2023 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 12, 2011).
10.1	Tyco International Ltd. 2004 Stock and Incentive Plan amended and restated effective January 1, 2009 (Incorporated by reference to Appendix A to Tyco International Ltd.'s Definitive Proxy Statement on Schedule 14A for the Annual General Meeting of Shareholders on March 12, 2009 filed on January 16, 2009).(1)
10.2	Tyco International Ltd. 2012 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 1, 2012).(1)
10.3	Change in Control Severance Plan for Certain U.S. Officers and Executives, amended and restated as of October 1, 2012 (Filed herewith).(1)
10.4	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan, amended and restated as of October 1, 2012 (Filed herewith).(1)
10.5	Employment Offer Letter dated April 2, 2012 between Tyco International Ltd. and George R. Oliver (Filed herewith).(1)
10.6	Employment Offer Letter dated May 3, 2012 between Tyco International Ltd. and Arun Nayar (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on May 8, 2012).(1)
10.7	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)

Exhibit Number	
10.8	Agreement and General Release dated September 28, 2012 between Tyco International Ltd. and Edward D. Breen (Filed herewith).[1]
10.9	Form of terms and conditions for Option Awards, Restricted Stock Awards, Restricted Unit Awards, Performance Share Awards under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.18 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 26, 2008).[1]
10.10	Form of terms and conditions for Option Awards, Restricted Unit Awards and Performance Share Awards under the 2004 Stock and Incentive Plan for fiscal 2012 (Incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 14, 2011).[1]
10.11	Form of terms and conditions for Option Awards, Restricted Unit Awards and Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2013 (Filed herewith).[1]
10.12	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.17 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 25, 2009).[1]
10.13	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2012 Stock and Incentive Plan (Filed herewith).[1]
10.14	Credit Agreement, dated as of June 22, 2012, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 27, 2012).
10.15	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.16	Tax Sharing Agreement, dated September 28, 2012 by and among Pentair Ltd., Tyco International Ltd., Tyco International Finance S.A. and The ADT Corporation (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 1, 2012).
10.17	Non-Income Tax Sharing Agreement dated September 28, 2012 by and among Tyco International Ltd., Tyco International Finance S.A. and The ADT Corporation (Incorporated by reference to Exhibit 10.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 1, 2012).
10.18	Trademark Agreement, dated as of September 25, 2012, by and among ADT Services GmbH, ADT US Holdings, Inc., Tyco International Ltd. and The ADT Corporation (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 1, 2012).
21.1	Subsidiaries of Tyco International Ltd. (Filed herewith).
23.1	Consent of Deloitte & Touche LLP (Filed herewith).
24.1	Power of Attorney with respect to Tyco International Ltd. signatories (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

Exhibit Number	
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
101	Financial statements from the Annual Report on Form 10-K of Tyco International Ltd. for the fiscal year ended September 28, 2012 formatted in XBRL: (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements.

(1) Management contract or compensatory plan.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ ARUN NAYAR

Arun Nayar
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: November 16, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 16, 2012 in the capacities indicated below.

Name	Title
/s/ GEORGE R. OLIVER George R. Oliver	Chief Executive Officer and Director (Principal Executive Officer)
/s/ ARUN NAYAR Arun Nayar	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ SAM ELDESSOUKY Sam Eldessouky	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Edward D. Breen	Director
* Michael E. Daniels	Director
* Frank M. Drendel	Director
* Brian Duperreault	Director

Name	Title
* Rajiv L. Gupta	Director
* John A. Krol	Director
* Dr. Brendan R. O'Neill	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* R. David Yost	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF

Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior management team leading by example and includes every one of Tyco's global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2012, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ GEORGE R. OLIVER	/s/ ARUN NAYAR
George R. Oliver *Chief Executive Officer and Director*	Arun Nayar *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 28, 2012 and September 30, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 28, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 28, 2012 and September 30, 2011, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the internal control over financial reporting of Tyco International Ltd. and subsidiaries (the "Company") as of September 28, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended September 28, 2012 of the Company and our report dated November 16, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2012

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended September 28, 2012, September 30, 2011 and September 24, 2010
(in millions, except per share data)

	2012	2011	2010
Revenue from product sales	$ 5,845	$ 5,990	$ 6,609
Service revenue	4,558	4,567	4,411
Net revenue	10,403	10,557	11,020
Cost of product sales	3,298	3,542	4,392
Cost of services	3,328	3,348	3,012
Selling, general and administrative expenses	2,903	2,834	2,946
Separation costs (see Note 2)	71	—	—
Restructuring, asset impairment and divestiture charges (gains), net (see Notes 3 and 4)	118	(149)	55
Operating income	685	982	615
Interest income	19	27	25
Interest expense	(209)	(240)	(279)
Other expense, net	(454)	(5)	(76)
Income from continuing operations before income taxes	41	764	285
Income tax (expense) benefit	(348)	(134)	17
Equity (loss) income in earnings of unconsolidated subsidiaries	(26)	(12)	—
(Loss) income from continuing operations	(333)	618	302
Income from discontinued operations, net of income taxes	804	1,102	835
Net income	471	1,720	1,137
Less: noncontrolling interest in subsidiaries net (loss) income	(1)	1	7
Net income attributable to Tyco common shareholders	$ 472	$ 1,719	$ 1,130
Amounts attributable to Tyco common shareholders:			
(Loss) income from continuing operations	$ (332)	$ 617	$ 295
Income from discontinued operations	804	1,102	835
Net income attributable to Tyco common shareholders	$ 472	$ 1,719	$ 1,130
Basic earnings per share attributable to Tyco common shareholders:			
(Loss) income from continuing operations	$ (0.72)	$ 1.30	$ 0.61
Income from discontinued operations	1.74	2.33	1.72
Net income attributable to Tyco common shareholders	$ 1.02	$ 3.63	$ 2.33
Diluted earnings per share attributable to Tyco common shareholders:			
(Loss) income from continuing operations	$ (0.72)	$ 1.29	$ 0.60
Income from discontinued operations	1.74	2.30	1.71
Net income attributable to Tyco common shareholders	$ 1.02	$ 3.59	$ 2.31
Weighted average number of shares outstanding:			
Basic	463	474	485
Diluted	463	479	488

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 28, 2012 and September 30, 2011
(in millions, except per share data)

	September 28, 2012	September 30, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 844	$ 1,229
Accounts receivable, less allowance for doubtful accounts of $62 and $56, respectively	1,711	1,547
Inventories	634	539
Prepaid expenses and other current assets	850	666
Deferred income taxes	295	301
Assets of discontinued operations	—	13,960
Total current assets	4,334	18,242
Property, plant and equipment, net	1,670	1,609
Goodwill	4,377	4,238
Intangible assets, net	780	745
Other assets	1,204	1,868
Total Assets	$12,365	$26,702
Liabilities and Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 10	$ 1
Accounts payable	897	782
Accrued and other current liabilities	1,788	1,794
Deferred revenue	402	377
Liabilities of discontinued operations	—	2,702
Total current liabilities	3,097	5,656
Long-term debt	1,481	4,105
Deferred revenue	424	443
Other liabilities	2,341	2,251
Total Liabilities	7,343	12,455
Commitments and contingencies (see Note 14)		
Redeemable noncontrolling interest	12	—
Redeemable noncontrolling interest of discontinued operations	—	93
Tyco Shareholders' Equity:		
Common shares, CHF 6.70 par value, 825,222,070 shares authorized, 486,363,050 shares issued as of September 28, 2012; CHF 6.70 par value, 825,222,070 shares authorized, 486,414,669 shares issued as of September 30, 2011	2,792	2,792
Common shares held in treasury, 24,174,397 and 21,790,502 shares, as of September 28, 2012 and September 30, 2011, respectively	(1,094)	(951)
Contributed surplus	1,763	10,717
Accumulated earnings	2,499	2,027
Accumulated other comprehensive loss	(966)	(436)
Total Tyco Shareholders' Equity	4,994	14,149
Nonredeemable noncontrolling interest	16	5
Total Equity	5,010	14,154
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$12,365	$26,702

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 28, 2012, September 30, 2011 and September 24, 2010

(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 16)	Treasury Shares	Contributed Surplus	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive (Loss) Income	Total Tyco Shareholders' Equity	Non-redeemable Non-controlling Interest	Total Equity
Balance as of September 25, 2009	474	$3,122	$ (214)	$10,940	$ (835)	$ (87)	$12,926	$ 13	$12,939
Comprehensive income:									
Net income					1,130		1,130	7	1,137
Currency translation, net of income tax benefit of $7 million						(202)	(202)		(202)
Retirement plans, net of income tax benefit of $14 million						(33)	(33)		(33)
Total comprehensive income							895	7	902
Dividends declared (see Note 16)		(415)					(415)		(415)
Issuance of shares in connection with the acquisition of Brinks Home Security Inc. (see Note 5)	35	241	2	1,119			1,362		1,362
Replacement of share based equity awards issued in connection with the acquisition of Brinks Home Security Inc.				27			27		27
Shares issued from treasury for vesting of share based equity awards	3		136	(87)			49		49
Repurchase of common shares	(24)		(900)				(900)		(900)
Compensation expense				122			122		122
Other							—	(3)	(3)
Balance as of September 24, 2010	488	$2,948	$ (976)	$12,121	$ 295	$(322)	$14,066	$ 17	$14,083
Comprehensive income:									
Net income					1,719		1,719	1	1,720
Deconsolidation of variable interest entity due to adoption of an accounting standard							—	(11)	(11)
Currency translation						(143)	(143)		(143)
Unrealized loss on marketable securities and derivative instruments, net of income tax expense of $2 million						(4)	(4)		(4)
Retirement plans, net of income tax benefit of $12 million						33	33		33
Total comprehensive income							1,605	(10)	1,595
Cancellation of treasury shares		(160)	1,075	(915)			—		—
Dividends declared (see Note 16)		4		(466)			(462)		(462)
Shares issued from treasury for vesting of share based equity awards	7		257	(133)			124		124
Repurchase of common shares	(30)		(1,300)				(1,300)		(1,300)
Compensation expense				110			110		110
Other			(7)		13		6	(2)	4
Balance as of September 30, 2011	465	$2,792	$ (951)	$10,717	$2,027	$(436)	$14,149	$ 5	$14,154

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
Years Ended September 28, 2012, September 30, 2011 and September 24, 2010
(in millions)

	Number of Common Shares	Common Shares at Par Value (see Note 16)	Treasury Shares	Contributed Surplus	Accumulated Earnings	Accumulated Other Comprehensive (Loss) Income	Total Tyco Shareholders' Equity	Non-redeemable Non-controlling Interest	Total Equity
Balance as of September 30, 2011	465	$2,792	$ (951)	$10,717	$2,027	$(436)	$14,149	$ 5	$14,154
Comprehensive income:									
Net income					472		472	(1)	471
Currency translation, net of income tax expense of $1 million						93	93		93
Unrealized gain on marketable securities and derivative instruments, net of income tax benefit of $1 million						—	—		—
Retirement plans, net of income tax benefit of $42 million						(163)	(163)		(163)
Total comprehensive income							402	(1)	401
Dividends declared (See Note 16)				(368)			(368)		(368)
Shares issued from treasury for vesting of share based equity awards	9		382	(156)			226		226
Repurchase of common shares	(11)		(500)				(500)		(500)
Compensation expense				140			140		140
Noncontrolling interest related to acquisitions (See Note 5)							—	13	13
Distribution of Tyco Flow Control and ADT				(8,570)		(460)	(9,030)		(9,030)
Other	(1)		(25)				(25)	(1)	(26)
Balance as of September 28, 2012	462	$2,792	$(1,094)	$ 1,763	$2,499	$(966)	$ 4,994	$16	$ 5,010

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 28, 2012, September 30, 2011 and September 24, 2010
(in millions)

	2012	2011	2010
Cash Flows From Operating Activities:			
Net income attributable to Tyco common shareholders	$ 472	$ 1,719	$ 1,130
Noncontrolling interest in subsidiaries net (loss)/income	(1)	1	7
Income from discontinued operations, net of income taxes	(804)	(1,102)	(835)
(Loss) income from continuing operations	(333)	618	302
Adjustments to reconcile net cash provided by operating activities:			
Depreciation and amortization	418	421	449
Non-cash compensation expense	113	89	99
Deferred income taxes	373	(10)	123
Provision for losses on accounts receivable and inventory	55	32	62
Loss on the retirement of debt	453	—	87
Non-cash restructuring and asset impairment charges (income), net	25	4	(4)
Loss (gain) on divestitures	14	(224)	(39)
Loss (gains) on investments	11	—	(9)
Debt and refinancing cost amortization	9	12	18
Other non-cash items	52	67	22
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(128)	(47)	(17)
Contracts in progress	(46)	(39)	(1)
Inventories	(72)	(42)	(127)
Prepaid expenses and other current assets	(86)	16	63
Accounts payable	59	(33)	81
Accrued and other liabilities	(80)	(216)	35
Deferred revenue	(1)	(24)	(29)
Income taxes, net	(172)	23	(268)
Other	37	14	24
Net cash provided by operating activities	701	661	871
Net cash provided by discontinued operating activities	1,885	1,767	1,786
Cash Flows From Investing Activities:			
Capital expenditures	(406)	(371)	(351)
Proceeds from disposal of assets	8	6	20
Acquisition of businesses, net of cash acquired	(217)	(353)	(48)
Acquisition of dealer generated customer accounts and bulk account purchases	(28)	(33)	(27)
Divestiture of businesses, net of cash divested	(5)	709	12
Decrease in investments	41	26	58
(Increase) decrease in restricted cash	(2)	(8)	7
Other	27	(37)	(14)
Net cash used in investing activities	(582)	(61)	(343)
Net cash used in discontinued investing activities	(1,204)	(1,005)	(1,444)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	2,008	805	—
Repayment of short-term debt	(2,009)	(1,337)	(175)
Proceeds from issuance of long-term debt	19	497	1,001
Repayment of long-term debt	(3,040)	(1)	(962)
Proceeds from exercise of share options	226	124	49
Dividends paid	(461)	(458)	(416)
Repurchase of common shares by treasury	(500)	(1,300)	(900)
Transfer from discontinued operations	3,274	726	326
Other	(25)	6	15
Net cash used in financing activities	(508)	(938)	(1,062)
Net cash used in discontinued financing activities	(251)	(793)	(394)
Effect of currency translation on cash	4	(4)	—
Effect of currency translation on cash related to discontinued operations	4	(2)	7
Net increase (decrease) in cash and cash equivalents	49	(375)	(579)
Net (increase) decrease in cash and cash equivalents related to discontinued operations	(434)	33	45
Decrease in cash and cash equivalents from deconsolidation of variable interest entity	—	(10)	—
Cash and cash equivalents at beginning of period	1,229	1,581	2,115
Cash and cash equivalents at end of period	$ 844	$ 1,229	$ 1,581
Supplementary Cash Flow Information:			
Interest paid	$ 222	$ 225	$ 265
Income taxes paid, net of refunds	147	121	127

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a corporation organized under the laws of Switzerland, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD") and in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain information described under article 663-663h of the Swiss Code of Obligations has been presented in the Company's Swiss statutory financial statements for the year ended September 28, 2012. Unless otherwise indicated, references to 2012, 2011 and 2010 are to Tyco's fiscal years ending September 28, 2012, September 30, 2011 and September 24, 2010, respectively.

Effective September 28, 2012, Tyco completed the spin-offs of The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. ("Tyco Flow Control")), formerly the North American residential security and flow control businesses of Tyco, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax-free, all-stock merger (the "Merger"), with Pentair Ltd. ("Pentair") succeeding Pentair Inc. as an independent publicly traded company. The distribution was made on September 28, 2012, to Tyco shareholders of record on September 17, 2012. Each Tyco shareholder received 0.50 of a common share of ADT and approximately 0.24 of a common share of Pentair for each Tyco common share held on the record date. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. The distributions, the Merger and related transactions are collectively referred to herein as the "2012 Separation". As a result of the distribution, the operations of Tyco's former flow control and North American residential security businesses are now classified as discontinued operations in all periods presented.

After giving effect to the 2012 Separation, the Company operates and reports financial and operating information in the following three segments: North America Systems Installation & Services ("NA Installation & Services"), Rest of World Systems Installation & Services ("ROW Installation & Services") and Global Products. The Company also provides general corporate services to its segments which is reported as a fourth, non-operating segment, Corporate and Other.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and TE Connectivity, formerly the Healthcare and Electronics businesses of Tyco, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a tax-free distribution to Tyco shareholders.

Principles of Consolidation—Tyco conducts business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities ("VIE") in which the Company has the power to direct the significant activities of the entity and the obligation to absorb losses or receive benefits from the entity that may be significant. The VIEs which the Company consolidates, individually or in the aggregate, did not have a material impact on the Company's financial position, results of operations or cash flows. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal 2012 and 2010 were 52 week years which ended on September 28, 2012 and September 24, 2010, respectively. Fiscal 2011 was a 53-week year which ended on September 30, 2011.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies (including legal, environmental and asbestos reserves), insurance reserves, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, income taxes and tax valuation allowances, and pension and postretirement employee benefit liabilities and expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, security systems, monitoring and maintenance services, and contract sales, including the installation of fire and security systems and other construction-related projects.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining net revenue in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE or TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services. While the Company does not expect situations where VSOE is not available for sales of security systems and services, if such cases were to arise the Company would follow the selling price hierarchy to allocate arrangement consideration. For transactions in which the Company retains ownership of the subscriber system asset, fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term. Non-refundable fees received in

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the customer relationship.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

The Company recorded retainage receivables of $49 million and $52 million as of September 28, 2012 and September 30, 2011, respectively, of which $41 million and $44 million were unbilled, respectively. The retainage provisions consist primarily of fire protection contracts which become due upon contract completion and acceptance. The Company expects approximately $38 million to be collected during fiscal 2013, which are reflected within accounts receivable on the Consolidated Balance Sheet as of September 28, 2012.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales, which amounted to $145 million, $129 million and $113 million for 2012, 2011 and 2010, respectively, related to new product development. Research and development expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses, which amounted to $39 million, $46 million and $45 million for 2012, 2011 and 2010, respectively.

Acquisition Costs—Costs incurred to acquire new businesses, new product lines or similar assets are expensed when incurred and are included in selling, general and administrative expenses. See Note 5.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using period-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss in Tyco's shareholders' equity.

Gains and losses resulting from foreign currency transactions and the impact of foreign currency derivatives related to operating activities are reflected in selling, general and administrative expenses. Through April 2011, the company declared its dividends in Swiss francs. Any foreign exchange gains or losses arising from such were reflected in other expense, net in the Company's Consolidated Statement of Operations. Beginning in May 2011, the Company began making dividend payments out of contributed surplus in U.S. dollars.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, Plant and Equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2012, 2011 and 2010 was $316 million, $323 million and $354 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	Up to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	Up to 21 years

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems outside of North America, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program, primarily outside of North America (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's place of business or, outside of North America, residence. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

exceed deferred revenue. Such deferred costs are recorded as non-current assets and are included in the other assets line item within the Consolidated Balance Sheets.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. The Company depreciates its pooled subscriber system assets and related deferred revenue using an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 135% to 360% for commercial subscriber pools and dealer intangibles and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company uses a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe Latin America and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program, primarily outside of North America. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship.

The estimated useful life of dealer intangibles ranges from 12 to 15 years. The Company amortizes dealer intangible assets on an accelerated basis.

Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships (dealer accounts discussed above) and intellectual property.

Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks, copyrights and unpatented technology, are amortized on a straight-line basis over 4 to 40 years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Long-Lived Asset Impairments—The Company reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 9). The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2012. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using market participants' weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Indefinite-lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using either a relief from royalty method or excess earnings method, respectively.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to accumulated other comprehensive loss within Tyco shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but does not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

Environmental Costs—The Company is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Asbestos-Related Contingencies and Insurance Receivables—The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Annually, during the Company's third quarter, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. In addition, on a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made in the future during a defined period of time (the look-forward period). As part of the Company's annual valuation process in the third quarter of fiscal 2012, the Company utilized a look-back period of three years and a look-forward period of fifteen years, except for claims made against a non-operating subsidiary that the Company is pursuing alternatives for, including a negotiated settlement with representatives of all current and future asbestos claimants against such subsidiary. See Note 14.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company's estimate of asbestos-related

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets as of September 28, 2012 and September 30, 2011 was to reduce the obligation by $15 million and $16 million, respectively. The Company records receivables from third party insurers when recovery has been determined to be probable. The Company maintains a captive insurance company to manage certain of its insurable liabilities. The captive insurance company holds certain investments in an escrow account for the purpose of providing collateral for the Company's insurable liabilities. See Note 13.

Financial Instruments—The Company may use interest rate swaps, currency swaps, forward and option contracts and commodity swaps to manage risks generally associated with interest rate risk, foreign exchange risk and commodity prices. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items related to operating activities are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Derivatives used to economically hedge dividends declared in Swiss francs through April of 2011 are reported in the Company's Consolidated Statements of Operations as part of other expense, net along with offsetting transaction gains and losses on the items being hedged. Beginning in May of 2011, the Company no longer declared dividends in Swiss francs. Derivatives used to manage the exposure to changes in interest rates are reported in interest expense along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of accumulated other comprehensive loss to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in accumulated other comprehensive loss and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The Company classifies cash flows associated with the settlement of derivatives consistent with the nature of the transaction being hedged. The ineffective portion of all hedges, if any, is recognized currently in earnings as noted above. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. The Company did not have any cash flow hedges during 2012. In addition, the Company did not have any interest rate swaps, commodity swaps or net investment hedge outstanding as of September 28, 2012.

Redeemable Noncontrolling Interests—Noncontrolling interest with redemption features, such as put options, that are not solely within the Company's control are considered redeemable noncontrolling

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company's Consolidated Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest's share of net income or loss or its redemption value.

Reclassifications—As a result of the 2012 Separation, the operations and assets, liabilities and redeemable noncontrolling interest of the Company's former flow control and North American residential security businesses have been classified as discontinued operations in all periods presented. Furthermore, beginning in the fourth quarter of fiscal 2012, the Company realigned its management and segment reporting structure, and accordingly, prior period segment amounts have been recast to conform to the current period presentation. See Note 19.

During the fourth quarter of fiscal 2012, the Company recorded its proportionate share of the net loss of Atkore International Group Inc. ("Atkore") within equity (loss) income in earnings of unconsolidated subsidiaries in the Company's Consolidated Statement of Operations. In previous periods, the Company reflected its proportionate share of Atkore's net loss within other expense, net in the Company's Consolidated Statement of Operations as such amounts were not material. The Company's equity loss of $26 million, $12 million and nil for fiscal 2012, 2011 and 2010, respectively, have been reclassified to conform to the current year presentation.

Recently Adopted Accounting Pronouncements—In September 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which expanded and enhanced the existing disclosure requirements related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information regarding these plans including: the significant multi-employer plans in which the Company participates, the level of the Company's participation and contributions with respect to such plans, the financial health of such plans and an indication of funded status. These disclosures are intended to provide users of financial statements with a better understanding of the employer's involvement in multi-employer benefit plans. The disclosure provisions of the guidance were adopted concurrent with the pension disclosures associated with the Company's annual valuation process during the fourth quarter of fiscal 2012. The Company concluded its participation in any individual multi-employer plan was not significant.

Recently Issued Accounting Pronouncements—In June 2011, the FASB issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income ("OCI") by eliminating the option to present OCI as part of the Consolidated Statement of Shareholders' Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company's Consolidated Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for Tyco in the first quarter of fiscal 2013.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. Additionally, in July 2012, the FASB issued authoritative guidance which similarly amends the process of testing indefinite-lived intangible assets for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (defined as having a likelihood of more than fifty percent) that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. If an entity determines it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the entity is not required to take further action. If an entity concludes otherwise, it would be required to perform a quantitative impairment test by calculating the fair value of the asset and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then the entity shall recognize an impairment loss in an amount equal to that excess. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to the quantitative assessment. The guidance is effective for Tyco for interim and annual impairment testing beginning in the first quarter of fiscal 2013.

2. 2012 Separation Transaction

As discussed in Note 1, the Company completed the spin-offs of ADT and Tyco Flow Control, formerly the North American residential security and flow control businesses of Tyco, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders.

During fiscal 2012, the Company incurred pre-tax charges of $839 million in connection with activities taken to complete and effectuate the 2012 Separation and to create the revised organizational structure of the Company ("Separation Charges"). The Company has presented $561 million and $278 million of pre-tax charges within income from continuing operations and income from discontinued operations, respectively. The amounts presented within discontinued operations are costs directly related to the 2012 Separation that are not expected to provide a future benefit to the Company. The components of the Separation Charges incurred within continuing operations and discontinued operations consisted of the following ($ in millions):

	For the Year Ended September 28, 2012		
	Continuing Operations	Discontinued Operations	Total
Loss on extinguishment of debt (See Note 11)	$453	$ —	$ 453
Professional fees	—	191	191
Non-cash impairment charges	23	—	23
Information technology related costs	—	30	30
Employee compensation costs	74	17	91
Interest expense	—	3	3
Other costs	11	37	48
Total Pre-Tax Separation Charges	561	278	839
Tax-related separation charges	266	(2)	264
Tax benefit on Pre-Tax Separation Charges	(5)	(5)	(10)
Total Separation Charges, net of tax benefit	$822	$271	$1,093

2. 2012 Separation Transaction (Continued)

During fiscal 2011, the Company incurred $24 million of Separation Charges primarily related to professional fees, which have been presented in income from discontinued operations in the Consolidated Statement of Operations.

Separation Charges were classified in continuing operations within the Company's Consolidated Statement of Operations as follows ($ in millions):

	For the Year Ended September 28, 2012
Selling, general and administrative expenses ("SG&A")	$ 4
Separation costs	71
Restructuring, asset impairments and divestiture charges (gains), net	33
Other expense, net (See Note 6)	453
Total	$561

3. Divestitures

The Company has continued to assess the strategic fit of its various businesses and has pursued the divestiture of certain businesses which do not align with its long-term strategy.

Fiscal 2012

On September 28, 2012, Tyco completed the 2012 Separation and has presented its former North American residential security and flow control businesses as discontinued operations in all periods presented.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the 2012 Separation. In limited instances, final determination of the balances will be made in subsequent periods, such as in the case of working capital and the cash adjustments specified in the separation and distribution agreements entered among the parties, and when final income tax returns are filed in certain jurisdictions where those returns include a combination of Tyco, ADT and/or Tyco Flow Control legal entities. These adjustments are not expected to be material and will be recorded through Tyco shareholder's equity in subsequent periods when finally determined.

Additionally, the year ended September 28, 2012 included $21 million of income tax expense associated with pre-2007 Separation tax liabilities, which was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations. During the year ended September 28, 2012, the Company was reimbursed $8 million pursuant to a tax sharing agreement (the "2007 Tax Sharing Agreement") entered into in conjunction with the 2007 Separation, which has been recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations. See Note 7.

Fiscal 2011

On November 9, 2010, the Company announced that it entered into an investment agreement (the "Agreement") to sell a majority interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC ("CD&R"). The Company formed a newly

3. Divestitures (Continued)

incorporated holding company, Atkore, to hold the Company's Electrical and Metal Products business. On December 22, 2010, the transaction closed and CD&R acquired shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock"). The Preferred Stock initially represented 51% of the outstanding capital stock (on an as-converted basis) of Atkore. In connection with the closing, the Company received cash proceeds of approximately $713 million and recorded a gain of $259 million, which included $33 million of cumulative translation gain, during the first quarter of fiscal 2011. During the year ended September 30, 2011, the Company recorded net working capital adjustments of $11 million that reduced the gain on disposal. The gain on disposal is recorded within restructuring, asset impairment and divestiture charges (gains), net in the Company's Consolidated Statements of Operations.

In accordance with the terms and conditions of the Agreement, CD&R is entitled to a quarterly dividend which is payable in cash or in shares of Preferred Stock, at the discretion of Atkore. Since the closing of the transaction, Atkore has elected to pay CD&R's quarterly dividend in shares of Preferred Stock, which has diluted the Company's ownership in Atkore. As of September 28, 2012, the Company's ownership percentage was approximately 45%. Tyco's retained ownership interest in Atkore is accounted for under the equity method of accounting and is recorded in other assets in the Company's Consolidated Balance Sheet. As of September 28, 2012 and September 30, 2011 such interest was $92 million and $118 million, respectively. The Company's proportionate share of Atkore's net loss is recorded within equity (loss) income in earnings of unconsolidated subsidiaries in the Company's Consolidated Statement of Operations. The Company recorded equity losses of $26 million, $12 million and nil for the years ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively.

Fiscal 2010

During the fourth quarter of 2009, the Company approved a plan to sell its French security business, which was part of the Company's ROW Installation & Services segment. The results of operations were presented in continuing operations as the criteria for discontinued operations had not been met. During the second quarter of 2010, the Company completed the sale and recorded a $53 million pre-tax gain within restructuring, asset impairment and divestiture charges (gains), net in the Company's Consolidated Statements of Operations.

3. Divestitures (Continued)

Discontinued Operations

Net revenue, pre-tax income from discontinued operations, pre-tax separation charges included within discontinued operations, pre-tax income (loss) on sale of discontinued operations, income tax expense and income from discontinued operations, net of income taxes are as follows ($ in millions):

	For the Years Ended		
	September 28, 2012	September 30, 2011	September 24, 2010
Net revenue	$ 7,148	$6,752	$6,285
Pre-tax income from discontinued operations	$ 1,208	$1,145	$1,011
Pre-tax separation charges included within discontinued operations (See Note 2)	(278)	(24)	—
Pre-tax income (loss) on sale of discontinued operations	4	170	(5)
Income tax expense	(130)	(189)	(171)
Income from discontinued operations, net of income taxes	$ 804	$1,102	$ 835

There were no material pending divestitures as of September 28, 2012. Total assets and total liabilities and redeemable noncontrolling interest of discontinued operations as of September 30, 2011 were as follows ($ in millions):

	As of September 30, 2011
Cash and cash equivalents	$ 161
Accounts receivables, net	809
Inventories	805
Prepaid expenses and other current assets	303
Property, plant and equipment, net	2,443
Goodwill and intangible assets, net	8,644
Other assets	795
Total assets	$13,960
Current maturities of long-term debt	$ 1
Accounts payable	453
Accrued and other current liabilities	879
Long-term debt	41
Other liabilities	1,328
Total liabilities	$ 2,702
Redeemable noncontrolling interest	$ 93

3. Divestitures (Continued)

Other Matters

The Company has used available information to develop its best estimates for certain assets and liabilities related to the 2007 Separation. In limited instances, final determination of the balances will be made in subsequent periods. There were nil, $13 million and nil of adjustments recorded through Tyco shareholders' equity during the years ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or TE Connectivity legal entities and for certain amended income tax returns for the periods prior to the 2007 Separation may be recorded to either Tyco shareholders' equity or the Consolidated Statement of Operations depending on the specific item giving rise to the adjustment.

Divestiture Charges (Gains), Net

During 2012, 2011 and 2010, the Company recorded a net loss of $14 million, and net gains of $224 million and $39 million, respectively, in restructuring, asset impairment and divestiture charges (gains), net in the Company's Consolidated Statements of Operations in connection with the divestiture and write-down to fair value less cost to sell of certain businesses that did not meet the criteria for discontinued operations. The net gain for the year ended September 30, 2011 includes a gain of $248 million, net of working capital adjustments, recognized in conjunction with the sale of a majority interest in the Company's Electrical and Metal Products business, as discussed above. The net gain for the year ended September 24, 2010 includes the $53 million gain recognized upon the sale of the Company's French security business, as discussed above.

4. Restructuring and Asset Impairment Charges, Net

During fiscal 2012, the Company identified and pursued opportunities for cost savings through restructuring activities and workforce reductions to improve operating efficiencies across the Company's businesses. The Company expects to incur restructuring and restructuring related charges of approximately $50 million in fiscal 2013.

The Company recorded restructuring and asset impairment charges by action and Consolidated Statement of Operations classification as follows ($ in millions):

	For the Years Ended		
	September 28, 2012	September 30, 2011	September 24, 2010
2012 actions	$ 94	$—	$ —
2011 actions	4	68	—
2009 and prior actions	6	10	103
Total restructuring and asset impairment charges, net	$104	$78	$103
Charges reflected in cost of sales	—	2	7
Charges reflected in SG&A	—	1	2
Charges reflected in restructuring, asset impairments and divestiture charges (gains), net	$104	$75	$ 94

4. Restructuring and Asset Impairment Charges, Net (Continued)

2012 Actions

Restructuring and asset impairment charges, net, during the year ended September 28, 2012 related to the 2012 actions are as follows ($ in millions):

	For the Year Ended September 28, 2012		
	Employee Severance and Benefits[1]	Facility Exit and Other Charges[2]	Total
NA Installation & Services	$10	$34	$44
ROW Installation & Services	22	5	27
Global Products	7	3	10
Corporate and Other	9	4	13
Total	$48	$46	$94

(1) Includes $6 million of charges for the year ended September 28, 2012 related to the 2012 Separation recorded by Corporate and Other.

(2) Includes $20 million, $1 million and $2 million of asset impairment charges recorded by NA Installation & Services, ROW Installation & Services and Global Products, respectively, for the year ended September 28, 2012 related to the 2012 Separation. Includes $4 million of other restructuring charges recorded by Corporate and Other for the year ended September 28, 2012 related to the 2012 Separation.

The rollforward of the reserves from September 30, 2011 to September 28, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$ —
Charges	66
Reversals	(1)
Utilization	(25)
Currency translation	(2)
Balance as of September 28, 2012	$ 38

Restructuring reserves for businesses that are included within liabilities of discontinued operations on the Consolidated Balance Sheets are excluded from the table above. See Note 3.

2011 Actions

During fiscal 2011, the Company identified and pursued opportunities for cost savings through restructuring activities and workforce reductions to improve operating efficiencies across the Company's business ("2011 Actions").

4. Restructuring and Asset Impairment Charges, Net (Continued)

Restructuring and asset impairment charges, net, during the years ended September 28, 2012 and September 30, 2011 are as follows ($ in millions):

	For the Year Ended September 28, 2012		
	Employee Severance and Benefits	Facility Exit and Other Charges	Total
ROW Installation & Services	3	1	4
Corporate and Other	(1)	1	—
Total	$ 2	$2	$ 4

	For the Year Ended September 30, 2011				
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
NA Installation & Services	$ 1	$ 2	$—	$—	$ 3
ROW Installation & Services	43	3	2	1	49
Global Products	4	—	—	—	4
Corporate and Other	6	6	—	—	12
Total	$54	$11	$ 2	$ 1	$68

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2011 actions are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Sales	Charges Reflected in SG&A	Total
NA Installation & Services	$ 1	$ 2	$—	$—	$ 3
ROW Installation & Services	46	4	2	1	53
Global Products	4	—	—	—	4
Corporate and Other	5	7	—	—	12
Total	$56	$13	$ 2	$ 1	$72

The rollforward of the reserves from September 30, 2011 to September 28, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$ 45
Charges	9
Reversals	(5)
Utilization	(32)
Balance as of September 28, 2012	$ 17

Restructuring reserves for businesses that are included within liabilities of discontinued operations on the Consolidated Balance Sheets are excluded from the table above. See Note 3.

4. Restructuring and Asset Impairment Charges, Net (Continued)

2009 and prior actions

The Company continues to maintain restructuring reserves related to actions initiated prior to fiscal 2011. The total amount of these reserves were $48 million and $69 million as of September 28, 2012 and September 30, 2011, respectively. The Company incurred $6 million, $10 million and $103 million of restructuring charges for the years ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively, related to 2009 and prior actions. The aggregate remaining reserves primarily relate to facility exit costs for long-term non-cancelable lease obligations primarily within the Company's ROW Installation & Services segment.

The rollforward of the reserves from September 30, 2011 to September 28, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$ 69
Charges	10
Reversals	(4)
Utilization	(32)
Transfers	7
Currency translation	(2)
Balance as of September 28, 2012	$ 48

Restructuring reserves for businesses that are included within liabilities of discontinued operations on the Consolidated Balance Sheets are excluded from the table above. See Note 3.

Total Restructuring Reserves

As of September 28, 2012 and September 30, 2011, restructuring reserves related to all actions were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	As of	
	September 28, 2012	September 30, 2011
Accrued and other current liabilities	$ 84	$ 88
Other liabilities	19	26
Total	$103	$114

5. Acquisitions

Acquisitions

During the year ended September 28, 2012, cash paid for acquisitions included in continuing operations totaled $217 million, net of cash acquired of $17 million, the most significant of which related to the acquisition of Visonic Ltd. ("Visonic") on December 6, 2011. Visonic is a global developer and manufacturer of electronic security systems and components. Cash paid for Visonic totaled approximately $94 million, net of cash acquired of $5 million by the Company's Global Products segment. The balance of the acquisitions for the year ended September 28, 2012, were included within the Company's NA and ROW Installation & Services and Global Products segments, none of which were material individually or in the aggregate.

5. Acquisitions (Continued)

The Company recorded redeemable noncontrolling interest of $12 million related to an acquisition in the second quarter of 2012. Net loss and adjustments related to changes in the redemption value were immaterial during the year ended September 28, 2012. The Company's redeemable noncontrolling interest balance was $12 million and nil as of September 28, 2012 and September 30, 2011, respectively.

During the year ended September 30, 2011, cash paid for acquisitions included in continuing operations totaled $353 million, net of cash acquired of $3 million, which primarily related to the acquisitions of Oceania Capital Partners Limited's Signature Security Group ("Signature Security") and Chemguard Inc. ("Chemguard"). Signature Security is focused on providing electronic security to the small business and residential markets in Australia and New Zealand and was acquired on April 29, 2011. Cash paid for Signature Security totaled approximately $184 million, net of cash acquired of $2 million by the Company's ROW Installation & Services segment. On September 1, 2011, the Company's Global Products segment completed the acquisition of Chemguard for approximately $130 million in cash, net of cash acquired of $1 million. Chemguard is a provider of firefighting foam concentrates and equipment, foam systems, services and specialty chemicals.

During the year ended September 24, 2010, cash paid for acquisitions included in continuing operations totaled $48 million, net of cash acquired of nil. The Company's former Electrical and Metal Products segment acquired certain assets of a business for $39 million, while the Company's ROW Installation & Services segment acquired a business for $9 million.

On May 14, 2010, the Company's former North American residential security segment acquired all of the outstanding equity of Brink's Home Security Holdings, Inc. ("BHS" or "Broadview Security"), a publicly traded company that was formerly owned by The Brink's Company, in a cash-and-stock transaction valued at approximately $2.0 billion. Net cash paid for Broadview Security included in discontinued operations totaled $448 million, net of cash acquired of $137 million. Under the terms of the transaction, each outstanding share of BHS common stock was converted into the right to receive: (1) $13.15 in cash and 0.7562 Tyco common shares, for those shareholders who made an all-cash election, (2) 1.0951 Tyco common shares, for those shareholders who made an all stock election or (3) $12.75 in cash and 0.7666 Tyco common shares, for those shareholders who made a mixed cash/stock election or who failed to make an election. Tyco issued approximately 35 million shares resulting in stock consideration of approximately $1,362 million.

Acquisition and Integration Related Costs

Acquisition and integration costs are expensed as incurred. During the years ended September 28, 2012, September 30, 2011 and September 24, 2010, the Company incurred acquisition and integration costs of $9 million, $5 million and nil, respectively. Such costs are recorded in selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

6. Other Expense, Net

Significant components of Other expense, net for 2012, 2011 and 2010 are as follows ($ in millions):

	2012	2011	2010
Loss on extinguishment of debt (see Note 11)	$(453)	$—	$(87)
2007 Tax Sharing Agreement (loss) gain (see Note 7)	(4)	(7)	8
Other	3	2	3
Total	$(454)	$(5)	$(76)

7. Income Taxes

Significant components of the income tax provision for 2012, 2011 and 2010 are as follows ($ in millions):

	2012	2011	2010
Current:			
United States:			
Federal	$ (4)	$ (4)	$ 45
State	6	(2)	11
Non U.S.	172	144	92
Current income tax provision	$174	$138	$ 148
Deferred:			
United States:			
Federal	$(10)	$(17)	$ (82)
State	(2)	(12)	(7)
Non U.S.	186	25	(76)
Deferred income tax provision	$174	$ (4)	$(165)
	$348	$134	$ (17)

Non-U.S. income from continuing operations before income taxes was $198 million, $364 million and $97 million for 2012, 2011 and 2010, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2012	2011	2010
Notional U.S. federal income tax expense at the statutory rate	$ 15	$ 267	$ 100
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	6	10	14
Non U.S. net earnings[1]	4	(108)	(191)
Nondeductible charges	61	(18)	50
Valuation allowance	235	(3)	(20)
Other	27	(14)	30
Provision for income taxes	$348	$ 134	$ (17)

[1] Excludes nondeductible charges and other items which are broken out separately in the table.

2012 Separation related charges associated with the early extinguishment of debt further increased a net operating loss carryforward in 2012, which the Company does not expect to realize in future periods. The valuation allowance on this loss carryforward is included in the Valuation allowance line of the table above.

7. Income Taxes (Continued)

Nondeductible charges during 2012 are primarily related to 2012 Separation costs incurred. Included in nondeductible charges during 2011 is an income tax benefit from favorable audit resolutions in multiple jurisdictions.

Included in the Non-U.S. net earnings for 2010 is a $20 million tax benefit as a result of the Company's disposition of its French security business and a nonrecurring item generating a $30 million tax benefit.

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 28, 2012 and September 30, 2011 are as follows ($ in millions):

	2012	2011
Deferred tax assets:		
Accrued liabilities and reserves	$ 56	$ 66
Tax loss and credit carryforwards	2,240	1,815
Postretirement benefits	261	257
Deferred revenue	138	138
Other	380	427
	3,075	2,703
Deferred tax liabilities:		
Property, plant and equipment	(177)	(184)
Intangibles assets	(500)	(407)
Other	(101)	(145)
	(778)	(736)
Net deferred tax asset before valuation allowance	2,297	1,967
Valuation allowance	(1,826)	(1,149)
Net deferred tax asset	$ 471	$ 818

The valuation allowance for deferred tax assets of $1,826 million and $1,149 million as of September 28, 2012 and September 30, 2011, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. Specifically, the valuation allowance as of September 28, 2012 includes separation related charges associated with the early extinguishment of debt which further increased a net operating loss carryforward which the Company does not expect to realize in future periods. The valuation allowance was calculated and recorded when the Company determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company's Consolidated Balance Sheets.

As of September 28, 2012, the Company had $6,874 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $6,462 million have no expiration, and the remaining $412 million will expire in future years through 2030. In the U.S., there were approximately $727 million of federal and $470 million of state net operating loss carryforwards as of September 28, 2012, which will expire in future years through 2030.

7. Income Taxes (Continued)

As of September 28, 2012 and September 30, 2011, the Company had unrecognized tax benefits of $121 million and $145 million, respectively, of which $107 million and $125 million, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company accrued interest and penalties related to the unrecognized tax benefits of $38 million and $37 million as of September 28, 2012 and September 30, 2011, respectively. The Company recognized $3 million, $2 million and $12 million of income tax expense for interest and penalties related to unrecognized tax benefits for the years ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively.

A rollforward of unrecognized tax benefits as of September 28, 2012, September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2012	2011	2010
Balance as of beginning of year	$145	$137	$115
Additions based on tax positions related to the current year	18	9	5
Additions based on tax positions related to prior years	7	31	25
Reductions based on tax positions related to prior years	(38)	(28)	(3)
Reductions related to settlements	(1)	(4)	(1)
Reductions related to lapse of the applicable statute of limitations	(3)	(6)	(1)
Foreign currency translation adjustments	(7)	6	(3)
Balance as of end of year	$121	$145	$137

Many of Tyco's uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004 - 2011
Canada	2002 - 2011
Germany	2005 - 2011
South Korea	2007 - 2011
Switzerland	2002 - 2011
United Kingdom	2003 - 2011
United States	1997 - 2011

Based on the current status of its income tax audits, the Company believes that it is reasonably possible that between nil and $30 million in unrecognized tax benefits may be resolved in the next twelve months.

Tax Sharing Agreements and Other Income Tax Matters

In connection with the 2012 and 2007 Separations, the Company entered into the 2012 and 2007 Tax Sharing Agreements, respectively, that govern the respective rights, responsibilities, and obligations of the Company, Pentair and ADT after the 2012 Separation and the Company, Covidien and TE

7. Income Taxes (Continued)

Connectivity after the 2007 Separation with respect to taxes. Specifically this includes ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Pentair, ADT, Covidien or TE Connectivity to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code ("the Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the 2012 Tax Sharing Agreement Tyco, Pentair and ADT share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to ADT's U.S., Tyco Flow Control's and Tyco's income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement, excluding approximately $175 million of pre-2012 Separation related tax liabilities that were anticipated to be paid prior to the 2012 Separation (collectively, "Shared Tax Liabilities"). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco, Pentair and ADT will share 52.5% 20% and 27.5%, respectively, of Shared Tax Liabilities above $725 million. All costs and expenses associated with the management of these shared tax liabilities will generally be shared 20%, 27.5%, and 52.5% by Pentair, ADT and Tyco, respectively. As of September 28, 2012, Tyco established liabilities representing the fair market value of its obligations under the 2012 Tax Sharing Arrangement which is recorded in other liabilities in the Company's Consolidated Balance Sheet with an offset to Tyco shareholders' equity.

Under the 2007 Tax Sharing Agreement, Tyco shares responsibility for certain of its, Covidien's and TE Connectivity's income tax liabilities, which result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns. The costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. In connection with the execution of the 2007 Tax Sharing Agreement, Tyco established a net receivable from Covidien and TE Connectivity representing the amount Tyco expected to receive for pre-2007 Separation uncertain tax positions, including amounts owed to the Internal Revenue Service ("IRS"). Tyco also established liabilities representing the fair market value of its share of Covidien's and TE Connectivity's estimated obligations, primarily to the IRS, for their pre-2007 Separation taxes covered by the 2007 Tax Sharing Agreement. During the year ended September 28, 2012, Tyco made a net cash payment of $11 million to Covidien and TE Connectivity related to the resolution of certain IRS audit and pre-Separation tax matters.

Tyco assesses the shared tax liabilities and related guaranteed liabilities related to both the 2012 and 2007 Tax Sharing Agreements at each reporting period. Tyco will provide payment to Pentair and ADT under the 2012 Tax Sharing Agreement and to Covidien and TE Connectivity under the 2007 Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by applicable taxing authorities is completed for the impacted years and cash payments are made. Due to the nature of the unresolved adjustments described in the next paragraph, the maximum amount of potential future payments under the 2012 and 2007 Tax Sharing Agreements is not determinable. Such cash payments, when they occur, will reduce the guarantor liability as such payments represent an equivalent reduction of risk. Tyco also assesses the sufficiency of the 2012 and 2007 Tax Sharing Agreements guarantee liabilities on a quarterly basis and will increase the liability

7. Income Taxes (Continued)

when it is probable that cash payments expected to be made under the 2012 or 2007 Tax Sharing Agreements exceed the recorded balance.

Tyco and its subsidiaries' income tax returns are examined periodically by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular with respect to years preceding the 2007 Separation. The issues and proposed adjustments related to such years are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and Tyco's liabilities under the 2007 Tax Sharing Agreement are further subject to the sharing provisions in the 2012 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments. With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that Tyco will be able to resolve all the open items, which primarily involve the treatment of certain intercompany debt transactions during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is expected to occur during fiscal 2013. The Company has assessed its obligations under the 2007 Tax Sharing Agreement, including with respect to the proposed civil fraud penalties discussed below, to determine that its recorded liability is sufficient to cover the indemnifications made by the Company under such agreement. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. However, the ultimate resolution of these matters is uncertain and could result in a material adverse impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In connection with the aforementioned audits, the IRS has assessed a civil fraud penalty of $21 million during the first quarter of fiscal 2013 against a prior subsidiary that was distributed to TE Connectivity in connection with the 2007 Separation. The penalties arise from actions of former executives taken in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. This is a pre-2007 Separation tax liability that is covered by the provisions of the 2007 Tax Sharing Agreement.

In addition to dealing with tax liabilities for periods prior to the respective Separations, the 2012 and 2007 Tax Sharing Agreements contain sharing provisions to address the contingencies that the 2012 or 2007 Separations, or internal transactions related thereto, may be deemed taxable by U.S. or non U.S. taxing authorities. In the event the 2012 Separation is determined to be taxable and such determination was the result of actions taken after the 2012 Separations by Tyco, ADT or Pentair, the party responsible for such failure would be responsible for all taxes imposed on each company as a result thereof. If such determination is not the result of actions taken by Tyco, ADT or Pentair after the 2012 Separation, then Tyco, ADT and Pentair would be responsible for any taxes imposed on any of the companies as a result of such determination in the same manner and in the same proportions as described above. Similar provisions exist in the 2007 Tax Sharing Agreement. If either of the 2007 or 2012 Separation, or internal transactions taken in anticipation thereof, were deemed taxable, the associated liability could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the 2012 and 2007 Tax Sharing Agreements sharing formulas. In addition, Pentair

7. Income Taxes (Continued)

and ADT, and Covidien and TE Connectivity are responsible for their tax liabilities that are not subject to the 2012 or 2007 Tax Sharing Agreements' sharing formula, respectively.

Each of the 2012 and 2007 Tax Sharing Agreements provides that, if any party to such agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party to the agreement would be required to pay, equally with any other non-defaulting party to the agreement, the amounts in default. In addition, if another party to the 2012 or 2007 Tax Sharing Agreements that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, Tyco could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, Tyco may be obligated to pay amounts in excess of its agreed-upon share of its tax liabilities under either of the 2012 or 2007 Tax Sharing Agreements.

The net receivables and liabilities related to the 2012 and 2007 Tax Sharing Agreements as of September 28, 2012 and September 30, 2011 are as follows ($ in millions):

	2012 Tax Sharing Agreement	2007 Tax Sharing Agreement	
	As of September 28, 2012	As of September 28, 2012	As of September 30, 2011
Net receivable:			
Prepaid expenses and other current assets	$ —	$ 9	$ 16
Other assets	—	66	73
	—	75	89
Tax sharing agreement related liabilities			
Accrued and other current liabilities	—	(14)	(49)
Other liabilities	(71)	(394)	(387)
	(71)	(408)	(436)
Net liability	$(71)	$(333)	$(347)

The Company recorded income (loss) in conjunction with the 2012 and 2007 Tax Sharing Agreements for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 as follows ($ in millions):

	2012	2011	2010
(Expense)/income			
2007 Tax Sharing Agreement	$(4)	$ (7)	$ 8
2012 Tax Sharing Agreement	—	NA	NA

Other Income Tax Matters

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized

7. Income Taxes (Continued)

deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

8. Earnings Per Share

The reconciliations between basic and diluted earnings per share attributable to Tyco common shareholders for 2012, 2011 and 2010 are as follows (in millions, except per share data):

	2012			2011			2010		
	(Loss)	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share attributable to Tyco common shareholders:									
(Loss) income from continuing operations	$(332)	463	$(0.72)	$617	474	$1.30	$295	485	$0.61
Share options and restricted share awards					5			3	
Diluted earnings per share attributable to Tyco common shareholders:									
(Loss) income from continuing operations attributable to Tyco common shareholders, giving effect to dilutive adjustments	$(332)	463	$(0.72)	$617	479	$1.29	$295	488	$0.60

The computation of diluted earnings per share for 2012 excludes the effect of the potential exercise of share options to purchase approximately 12 million shares and excludes restricted share awards of 2 million because the effect would be anti-dilutive. The computation of diluted earnings per share for 2011 and 2010 excludes the effect of the potential exercise of share options to purchase approximately 10 million and 15 million shares, respectively, and excludes restricted share awards of approximately nil and 2 million shares, respectively, because the effect would be anti-dilutive.

9. Goodwill and Intangible Assets

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. In connection with the 2012 Separation, during the fourth quarter of fiscal 2012, the Company reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed its new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment.

9. Goodwill and Intangible Assets (Continued)

Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company's forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company's overall market capitalization. There were no goodwill impairments as a result of performing the Company's 2012, 2011 and 2010 annual impairment tests.

The changes in the carrying amount of goodwill by segment for 2012 and 2011, which have been recast as a result of the 2012 Separation, are as follows ($ in millions):

	NA Installation & Services	ROW Installation & Services	Global Products	Corporate and Other[1]	Total
As of September 24, 2010					
Gross Goodwill	$2,088	$ 2,170	$1,583	$ 935	$ 6,776
Impairments	(126)	(1,068)	(567)	(935)	(2,696)
Carrying Amount of Goodwill	1,962	1,102	1,016	—	4,080
Acquisitions/ Purchase Accounting Adjustments	41	90	45	—	176
Divestitures	—	(4)	—	—	(4)
Currency Translation	—	(15)	1	—	(14)
As of September 30, 2011	$2,003	$ 1,173	$1,062	$ —	$ 4,238
Gross Goodwill	$2,129	$ 2,241	$1,629	$ —	$ 5,999
Impairments	(126)	(1,068)	(567)	—	(1,761)
Carrying Amount of Goodwill	2,003	1,173	1,062	—	4,238
Acquisitions/ Purchase Accounting Adjustments	—	38	66	—	104
Currency Translation	8	26	1	—	35
As of September 28, 2012	$2,011	$ 1,237	$1,129	$ —	$ 4,377

(1) Corporate and Other's gross goodwill and impairments relate to the Company's former Electrical and Metal Products business, which was divested by the Company during the first quarter of fiscal 2011. Accordingly, gross goodwill and impairments were both nil as of September 30, 2011.

Intangible Assets

Indefinite-lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using the relief from royalty and excess earnings method, respectively. There were no indefinite-lived intangible asset impairments as a result of performing the Company's 2012, 2011 and 2010 annual impairment tests.

9. Goodwill and Intangible Assets (Continued)

The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets as of September 28, 2012 and September 30, 2011 ($ in millions):

	As of			
	September 28, 2012		September 30, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:				
Contracts and related customer relationships	$1,608	$1,246	$1,511	$1,136
Intellectual property	552	468	516	449
Other	36	9	16	7
Total	$2,196	$1,723	$2,043	$1,592
Non-Amortizable:				
Intellectual property	$ 224		$ 211	
Franchise rights	77		77	
Other	6		6	
Total	$ 307		$ 294	

Intangible asset amortization expense for 2012, 2011 and 2010 was $102 million, $98 million and $95 million, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $98 million for 2013, $80 million for 2014, $67 million for 2015, $62 million for 2016 and $166 million for 2017 and thereafter.

10. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. During the fourth quarter of 2002, the Board of Directors and new senior management at that time adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified. There have been no loans made to any of the Company's current executives. The outstanding loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. The maximum amount outstanding under these programs was $21 million as of both September 28, 2012 and September 30, 2011. Loans receivable under these programs, as well as other unsecured advances outstanding, were $21 million as of both September 28, 2012 and September 30, 2011. The total

10. Related Party Transactions (Continued)

outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former chairman and chief executive officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $28 million as of both September 28, 2012 and September 30, 2011 and the rate of interest charged on such loans was 0.7% and 0.5% in 2012 and 2011, respectively. Interest income on these interest bearing loans was not material for all periods presented. Certain of the above loans totaling $1 million as of both September 28, 2012 and September 30, 2011 are non-interest bearing.

The Company filed civil complaints against Mr. Kozlowski, its former chief financial officer, Mark Swartz, and Frank E. Walsh, Jr., a former director for breach of fiduciary duty and other wrongful conduct. See Note 14.

During 2012, 2011 and 2010, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers. Purchases from these companies during each year aggregated less than 1 percent of consolidated net revenue.

11. Debt

Debt as of September 28, 2012 and September 30, 2011 is as follows ($ in millions):

	As of September 28, 2012	As of September 30, 2011
6.0% public notes due 2013	$ —	$ 655
4.125% public notes due 2014	—	499
3.375% public notes due 2015	257	499
3.75% public notes due 2018	67	249
8.5% public notes due 2019	364	750
7.0% public notes due 2019	247	431
6.875% public notes due 2021	466	715
4.625% public notes due 2023	42	248
Other[1][2]	48	60
Total debt	1,491	4,106
Less: current portion	10	1
Long-term debt	$1,481	$4,105

(1) $10 million of the amount shown as other, comprises the current portion of the Company's total debt as of September 28, 2012.

(2) $1 million of the amount shown as other, comprises the current portion of the Company's total debt as of September 30, 2011.

Fair Value

The carrying amount of Tyco's debt subject to the fair value disclosure requirements as of September 28, 2012 and September 30, 2011 was $1,443 million and $4,046 million, respectively. The Company utilizes various valuation methodologies to determine the fair value of its debt, which is

11. Debt (Continued)

primarily dependent on the type of market in which the Company's debt is traded. When available, the Company uses quoted market prices to determine the fair value of its debt that is traded in active markets. As of September 28, 2012 and September 30, 2011, the fair value of the Company's debt which was actively traded was $1,786 million and $4,689 million, respectively. As of September 28, 2012 and September 30, 2011, the Company's debt that was subject to the fair value disclosure requirements was all actively traded and is classified as Level 1 in the fair value hierarchy. See Note 13 for further details on the fair value hierarchy.

Fiscal 2012 Debt Issuance/Repayment

During the fourth quarter of 2012, in connection with the Separation, Tyco and its finance subsidiary, Tyco International Finance S.A. ("TIFSA"), redeemed various debt securities maturing from 2013 to 2023 issued by TIFSA and/or Tyco, in an aggregate principal amount of $2.6 billion as set forth below ($ in millions):

6.0% public notes due 2013	$ 656
4.125% public notes due 2014	500
3.375% public notes due 2015	242
3.750% public notes due 2018	183
8.5% public notes due 2019	386
7.0% public notes due 2019	180
6.875% public notes due 2021	245
4.625% public notes due 2023	208
Total amounts redeemed	$2,600

In conjunction with the debt redemptions, the Company terminated associated interest rate swap contracts related to the 6.0% Notes due 2013 and 4.125% Notes due 2014. As a result of the debt redemptions, the Company recorded a loss on extinguishment of debt of $453 million which was recorded within other expense, net in the Company's Consolidated Statement of Operations for the year ended September 28, 2012. The charge was comprised of the premium paid in the tender offers, write-off of the unamortized debt issuance costs and discount related to the extinguished notes, and a net gain recognized upon termination of the associated interest rate swap contracts.

Fiscal 2011 Debt Issuance/Repayment

On January 12, 2011, TIFSA issued $250 million aggregate principal amount of 3.75% Notes due on January 15, 2018 (the "2018 Notes") and $250 million aggregate principal amount of 4.625% Notes due on January 15, 2023 (the "2023 Notes"), which are fully and unconditionally guaranteed by the Company. TIFSA received total net proceeds of approximately $494 million after deducting debt issuance costs of approximately $1 million for the 2018 Notes and $2 million for the 2023 Notes, as well as debt discount of approximately $1 million for the 2018 Notes and $2 million for the 2023 Notes. The net proceeds of the aforementioned debt issuances, along with other available funds, were used to fund the repayment upon maturity of all of the Company's outstanding 6.75% Notes due February 2011 with a principal amount of $516 million. The 2018 Notes and the 2023 Notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt.

11. Debt (Continued)

Prior to January 15, 2018 in the case of the 2018 Notes and prior to October 15, 2022 in the case of the 2023 Notes, TIFSA may redeem any of the notes at a redemption price equal to the greater of the principal amount of the notes of such series or a make-whole amount, plus in each case, accrued and unpaid interest. On or after October 15, 2022, TIFSA may redeem the 2023 Notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. The holders of both the 2018 Notes and the 2023 Notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and rating event, each as defined in the indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date of each series of the notes. Interest is payable semi-annually on January 15th and July 15th for both the 2018 Notes and 2023 Notes.

Fiscal 2010 Debt Issuance/Repayment

On May 5, 2010, TIFSA issued $500 million aggregate principal amount of 3.375% Notes due on October 15, 2015, which are fully and unconditionally guaranteed by the Company (the "2015 Notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of approximately $3 million and a debt discount of approximately $2 million. The net proceeds, along with other available funds, were used to redeem all of the Company's outstanding 6.375% Notes due October 2011. The 2015 Notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2015 Notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2015 Notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event which requires the occurrence of both a change of control and a rating event, each as defined in the Indenture governing the notes. The debt issuance costs will be amortized from the date of issuance to the maturity date. Interest is payable semi-annually on April 15th and October 15th.

On May 28, 2010, the Company redeemed all of its 6.375% public notes due 2011 (the "2011 Notes"), 7.0% notes due 2028 and 6.875% notes due 2029, outstanding at that time, which aggregated $878 million in principal amount. As a result of the debt redemption, the Company recorded an $87 million charge to other expense, net as a loss on extinguishment of debt. The charge is comprised of the make-whole premium, write-off of the unamortized debt issuance costs and discount related to the extinguished bonds and a net loss recognized upon termination of the associated interest rate swap contracts related to the 2011 Notes.

On October 5, 2009, TIFSA issued $500 million aggregate principal amount of 4.125% Notes due on October 15, 2014, which were fully and unconditionally guaranteed by the Company (the "2014 Notes"). TIFSA received net proceeds of approximately $495 million after deducting debt issuance costs of approximately $3 million and a debt discount of approximately $2 million. As noted above, the 2014 Notes were fully redeemed in connection with the 2012 Separation.

11. Debt (Continued)

Commercial Paper

From time to time, TIFSA may issue commercial paper for general corporate purposes. The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $1 billion as of September 28, 2012. As of September 28, 2012 and September 30, 2011, TIFSA had no commercial paper outstanding.

Credit Facilities

On April 25, 2012, the Company amended its existing Five-Year Senior Unsecured Credit Agreement, dated April 25, 2007 ("the 2007 Credit Agreement"), to extend the expiration date of the facility from April 25, 2012 to September 30, 2012. Simultaneous with the extension, total commitments under the 2007 Credit Agreement facility were reduced from an aggregate of $750 million to $654 million. On June 22, 2012, the Company further amended the 2007 Credit Agreement to reduce the lenders' commitments under the 2007 Credit Agreement from an aggregate of $654 million to $500 million. The 2007 Credit Agreement terminated on September 28, 2012.

Additionally, on June 22, 2012, TIFSA, as the Borrower, and the Company as the Guarantor, entered into a Five-Year Senior Unsecured Credit Agreement, expiring June 22, 2017, and providing for revolving credit commitments in the aggregate amount of $1.0 billion (the "2012 Credit Agreement"). In connection with entering into the 2012 Credit Agreement, TIFSA and the Company terminated the existing Four-Year Senior Unsecured Credit Agreement, dated March 24, 2011, which provided for revolving credit commitments in the aggregate amount of $750 million.

As of September 28, 2012, the Company's committed revolving credit facility totaled $1.0 billion. This revolving credit facility may be used for working capital, capital expenditures and general corporate purposes. As of September 28, 2012 and September 30, 2011, there were no amounts drawn under the Company's revolving credit facilities. Interest under the revolving credit facilities is variable and is calculated by reference to LIBOR or an alternate base rate.

Other Debt Information

The aggregate amounts of principal public debt maturing during the next five years and thereafter are as follows: nil in 2013, nil in 2014, nil in 2015, $258 million in 2016, nil in 2017 and $1,178 million thereafter.

The weighted-average interest rate on total debt was 6.5% and 5.9% as of September 28, 2012 and September 30, 2011, respectively, excluding the impact of interest rate swaps. There was no public short-term debt outstanding as of September 28, 2012 and September 30, 2011. As of September 28, 2012 and September 30, 2011, the Company had swapped an aggregate of approximately nil and $1.2 billion, respectively, of fixed for floating rate debt. The impact of the Company's interest rate swap agreements on reported interest expense was a net decrease of $18 million, $22 million and $24 million for the years ended September 28, 2012, September 30, 2011 and September 24, 2010. As of September 28, 2012, the Company had terminated all interest rate swaps.

12. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these

12. Guarantees (Continued)

guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien, TE Connectivity, ADT and Pentair in accordance with the terms of the 2007 and 2012 Separation and Distribution Agreements and Tax Sharing Agreements. These guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreements. See Note 7.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien, TE Connectivity, ADT and Tyco Flow Control operating entities. In connection with both the 2012 and 2007 Separations, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien, TE Connectivity, ADT or Pentair, as appropriate. To the extent these guarantees were not assigned prior to the Separation dates, Tyco assumed primary liability on any remaining such support. The Company's obligations related to the 2012 Separation were $3 million, which was included in other liabilities on the Company's Consolidated Balance Sheet as of September 28, 2012 with an offset to Tyco shareholders' equity on the Separation date. The Company's obligations related to the 2007 Separation were $3 million and $4 million, which were included in other liabilities on the Company's Consolidated Balance Sheets as of September 28, 2012 and September 30, 2011, respectively, with an offset to Tyco shareholders' equity on the Separation date.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 14.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

As of September 28, 2012, the Company had total outstanding letters of credit and bank guarantees of approximately $425 million.

The Company records estimated product warranty costs at the time of sale. See Note 1.

The changes in the carrying amount of the Company's warranty accrual from September 30, 2011 to September 28, 2012 were as follows ($ in millions):

Balance as of September 30, 2011	$ 32
Warranties issued	16
Changes in estimates	1
Settlements	(19)
Balance as of September 28, 2012	$ 30

12. Guarantees (Continued)

Warranty accruals for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 3.

13. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 28, 2012 and September 30, 2011. The fair value of derivative financial instruments was not material to any of the periods presented. See below for the fair value of investments and Note 11 for the fair value of debt.

Derivative Instruments

In the normal course of business, Tyco is exposed to market risk arising from changes in currency exchange rates, interest rates and commodity prices. The Company uses derivative financial instruments to manage exposures to foreign currency and interest rate risks. The Company's objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading or speculative purposes.

For derivative instruments that are designated and qualified as hedging instruments for accounting purposes, the Company documented and linked the relationships between the hedging instruments and hedged items. The Company also assessed and documented at the hedge's inception whether the derivatives used in hedging transactions were effective in offsetting changes in fair values associated with the hedged items. These hedges did not result in any hedge ineffectiveness for the years ended September 28, 2012, September 30, 2011 and September 24, 2010.

All derivative financial instruments are reported on the Consolidated Balance Sheet at fair value with changes in the fair value of the derivative financial instruments recognized currently in the Company's Statement of Operations, with the exception of net investment hedges for which changes in fair value are reported in the cumulative translation component of accumulated other comprehensive loss to the extent the hedges are effective. The ineffective portion of the hedge, if any, is recognized in the Consolidated Statement of Operations. The derivative financial instruments and impact of such changes in the fair value of the derivative financial instruments was not material to the Consolidated Balance Sheets as of September 28, 2012 and September 30, 2011 or Consolidated Statements of Operations and Statement of Cash Flows for the years ended September 28, 2012, September 30, 2011 and September 24, 2010.

Foreign Currency Exposures

The Company manages foreign currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on foreign currency which are not designated as hedging instruments for accounting purposes. The objective of the derivative instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans, accounts receivable, accounts payable and forecasted transactions that are denominated in certain foreign currencies. As of September 28, 2012 and September 30, 2011, the total gross notional amount of the Company's foreign exchange contracts was $225 million and $766 million, respectively.

13. Financial Instruments (Continued)

Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Tyco made the final dividend payment in the form of a reduction of capital in February 2011, denominated in Swiss francs (See Note 16). The Company paid dividends in U.S. dollars, based on the exchange rate in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend was approved and paid increased or decreased the U.S. dollar amount required to be paid. The Company managed the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. Beginning in May 2011, the Company makes dividend payments out of contributed surplus in U.S. dollars which has eliminated the need to use currency hedges for dividend payments.

Prior to the quarter ended December 30, 2011, the Company hedged net investments in certain foreign operations through the use of foreign exchange forward contracts. The objective was to minimize the exposure to changes in the value of the foreign currency denominated net investment. As of the quarter ended December 30, 2011, the Company terminated its net investment hedge. Accordingly, the aggregate notional amount of these hedges was nil and $224 million as of September 28, 2012 and September 30, 2011, respectively. Changes in the fair value of forward contracts qualifying as net investment hedges are reported in cumulative translation component of accumulated other comprehensive loss to the extent the hedges are effective. The ineffective portion of the hedge was not material to the Company's Consolidated Statement of Operations for the years ended September 30, 2011 and September 24, 2010. These contracts did not have a material impact to the Company's Consolidated Balance Sheet as of September 30, 2011.

Interest Rate Exposures

The Company manages interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which are designated as fair value hedges for accounting purposes. Since the third quarter of 2009, TIFSA has been entering into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting interest rates of fixed-rate debt to variable rates. In these contracts, TIFSA agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. In connection with the debt tenders and redemption during the quarter ended September 28, 2012, TIFSA settled all outstanding interest rate swaps. As of September 28, 2012 and September 30, 2011, the total gross notional amount of the Company's interest rate swap contracts was nil and $1.2 billion, respectively.

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. If the counterparty fails to perform, the Company is exposed to losses if the derivative is in an asset position. When the fair value of a derivative instrument is an asset, the counterparty has to pay the Company to settle the contract. This exposes the Company to credit risk. However, when the fair value of a derivative instrument is a liability, the Company has to pay the counterparty to settle the contract and therefore there is no counterparty credit risk. Tyco has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings from Standard & Poor's and

13. Financial Instruments (Continued)

Moody's. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master agreements with substantially all of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheets, providing for a more meaningful balance sheet presentation of credit exposure. The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties.

The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. As of September 28, 2012, the Company was exposed to industry concentration with financial institutions as well as risk of loss if an individual counterparty or issuer failed to perform its obligations under contractual terms. The maximum amount of loss that the Company would incur as of September 28, 2012 without giving consideration to the effects of legally enforceable master netting agreements was approximately $1 million.

Fair Value of Financial Instruments

Authoritative guidance for fair value measurements establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument's level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

- Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.
- Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.
- Level 3—inputs for the valuations are unobservable and are based on management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

Investments

Investments primarily include cash equivalents, U.S. government obligations, U.S. government agency securities and corporate debt securities.

When available, the Company uses quoted market prices to determine the fair value of investment securities. Such investments are included in Level 1. When quoted market prices are not readily available, pricing determinations are made based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information and

13. Financial Instruments (Continued)

benchmark securities. These investments are included in Level 2 and consist primarily of U.S. government agency securities and corporate debt securities.

The following tables present the cost and fair market value of the Company's available-for-sale investments which are primarily held by our captive insurance company by type of security and classification in the Company's Consolidated Balance Sheets as of September 28, 2012 and September 30, 2011. In addition, the following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of September 28, 2012 and September 30, 2011, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the valuation.

As of September 28, 2012 ($ in millions):

			Fair Value			Consolidated Balance Sheet Classification	
Type of Security	Cost Basis	Gross Unrealized Gain	Level 1	Level 2	Total	Prepaids and Other Current Assets	Other Assets
Corporate debt securities	$ 33	$1	$—	$ 34	$ 34	$ 7	$ 27
U.S. Government debt securities	167	2	86	83	169	63	106
	$200	$3	$86	$117	$203	$70	$133

As of September 30, 2011 ($ in millions):

			Fair Value			Consolidated Balance Sheet Classification	
Type of Security	Cost Basis	Gross Unrealized Gain	Level 1	Level 2	Total	Prepaids and Other Current Assets	Other Assets
Corporate debt securities	$ 43	$—	$ —	$ 43	$ 43	$11	$ 32
U.S. Government debt securities	200	4	101	103	204	49	155
	$243	$ 4	$101	$146	$247	$60	$187

During 2012 and 2011, the Company did not have any significant transfers within the fair value hierarchy.

Investments with continuous unrealized losses for less than 12 months and 12 months or greater as of September 28, 2012 and September 30, 2011 were not material. The Company did not record any other-than-temporary impairments in the years ended 2012, 2011 and 2010.

13. Financial Instruments (Continued)

The maturities of the Company's investments in debt securities as of September 28, 2012 are as follows ($ in millions):

	Cost Basis	Fair Value
Due in one year or less	$ 69	$ 70
Due after one year through five years	131	133
Total	$200	$203

Derivative Financial Instruments

As described above, under the caption "Derivative Instruments" derivative assets and liabilities consist principally of forward foreign currency exchange contracts and interest rate swaps. The fair values for these derivative financial instruments are derived from market approach pricing models that take into account the contractual terms and features of each instrument, forward foreign currency rates for the Company's foreign exchange contracts and yield curves for the Company's interest rate swaps existing at the end of the period. Valuations are adjusted to reflect creditworthiness of the counterparty for assets and the creditworthiness of the Company for liabilities. Such adjustments are based on observable market evidence and are categorized as Level 2 exposures. Derivative financial instruments are not presented as the derivative financial instruments were not material to any of the periods presented.

Other

The Company had $2.0 billion and $1.4 billion of intercompany loans designated as permanent in nature as of September 28, 2012 and September 30, 2011, respectively. For the years ended September 28, 2012, September 30, 2011, and September 24, 2010 the Company recorded $48 million of cumulative translation gain and $2 million and $34 million of cumulative translation losses, respectively, through accumulated other comprehensive loss related to these loans.

14. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates beyond fiscal 2013. Rental expense under these leases was $299 million, $270 million and $292 million for 2012, 2011 and 2010, respectively. Following is a schedule of minimum lease payments for non-cancelable operating leases as of September 28, 2012 ($ in millions):

	Operating Leases
2013	$162
2014	121
2015	102
2016	80
2017	47
Thereafter	79
	$591

14. Commitments and Contingencies (Continued)

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 28, 2012, such obligations were as follows: $241 million in 2013, $9 million in 2014 and $3 million in 2015.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

Legacy Matters Related to Former Management

The Company is a party to several lawsuits involving disputes with former management, including its former chief executive officer, Mr. L. Dennis Kozlowski, its former chief financial officer, Mr. Mark Swartz and a former director, Mr. Frank Walsh Jr. The Company has filed civil complaints against Mr. Kozlowski and Mr. Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of the Company's Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self dealing transactions and other improper conduct. In connection with Tyco's affirmative actions against Mr. Kozlowski and Mr. Swartz, Mr. Kozlowski, through counterclaims, and Mr. Swartz, through a separate lawsuit, are seeking an aggregate of approximately $140 million allegedly due in connection with their compensation and retention arrangements and under the Employee Retirement Income Security Act ("ERISA"). Mr. Walsh is seeking indemnification for legal and other expenses incurred by him in connection with the Company's affirmative action against him for breaches of fiduciary duties.

With respect to Mr. Kozlowski, on December 1, 2010, the U.S. District Court for the Southern District of New York ruled in favor of several of the Company's affirmative claims against him before trial, while dismissing all of Mr. Kozlowski's counterclaims for pay and benefits after 1995. Prior to the commencement of trial scheduled for August 2012, the parties reached an agreement in principle to resolve the matter, with Mr. Kozlowski agreeing to release the Company from any claims to monetary amounts related to compensation, retention or other arrangements alleged to have existed between him and the Company. Although the parties have reached an agreement in principle, until the settlement agreement is signed, the Company will continue to maintain the amounts recorded in its Consolidated Balance Sheet, which reflect a net liability of approximately $91 million, for the amounts allegedly due under his compensation and retention arrangements and under ERISA.

With respect to Mr. Swartz, on March 3, 2011, the U.S. District Court for the Southern District of New York granted the Company's motion for summary judgment as to liability for its affirmative actions and further ruled that issues related to damages would need to be resolved at trial. During the second quarter of fiscal 2012, the Company reversed a $50 million liability related to Mr. Swartz's pay and benefits due to the expiration of the statute of limitations, which was recorded in selling, general and administrative expenses in the Consolidated Statement of Operations. On May 15, 2012, Mr. Swartz filed a lawsuit against Tyco in New York state court claiming entitlement to monies under ERISA. The Company removed the case to the U.S. district court for the Southern District of New York and filed a motion to dismiss Mr. Swartz's claims for multiple reasons, including that the statute of limitations had expired, at the latest, during the second quarter of fiscal 2012. A trial to determine the Company's damages from Mr. Swartz's breaches of fiduciary duty concluded on October 17, 2012. At the conclusion of the trial, the Court ruled that the Company was entitled to recover all monies earned by Mr. Swartz in connection with his employment by Tyco between September 1, 1995 and

14. Commitments and Contingencies (Continued)

June 1, 2002. The Company filed a motion requesting the entry of monetary sum certain judgment in conformity with the Court's ruling regarding the time period of disgorgement. In connection with Mr. Swartz's affirmative claims against the Company, the Court dismissed all of Mr. Swartz's claims except one claim in which Mr. Swartz contends he is entitled to reimbursement from the Company for taxes he paid in connection with his 2002 Separation Agreement. The Court has not opined on the merits of this claim, and the Company intends to continue to vigorously defend this claim.

With respect to Mr. Walsh, in June 2002, the Company filed a civil complaint against him for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging the Company's acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the U.S. Securities and Exchange Commission (the "SEC") in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. In October 2010, the U.S. District Court for the Southern District of New York denied the Company's affirmative claims for recovery of damages against Mr. Walsh. In January 2012, the United States Court of Appeals for the Second Circuit reversed the District Court's ruling that Tyco's Board of Directors could ratify breaches of fiduciary duties owed by Mr. Walsh to Tyco's shareholders, and remanded the case to the District Court to resolve certain issues relating to consequential damages. On June 20, 2012, the District Court ruled in Tyco's favor and entered a judgment against Mr. Walsh. Separately, Mr. Walsh is pursuing a New York state court claim against the Company asserting his entitlement to indemnification. Any judgment against the Company related to this matter would be shared with Covidien and TE Connectivity under the agreements governing the 2007 Separation.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2012, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $48 million to $60 million. As of September 28, 2012, Tyco concluded that the best estimate within this range is approximately $50 million, of which $43 million is included in accrued and other current liabilities and $7 million is included in other liabilities in the Company's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payments of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

14. Commitments and Contingencies (Continued)

Asbestos Matters

The Company and certain of its subsidiaries, along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's historical strategy has been to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. In addition, the Company continues to assess its strategy for resolving asbestos claims. Due to the number of claims and limited amount of assets at one of the Company's non-operating subsidiaries, the Company is pursuing alternatives for this subsidiary, including a negotiated settlement with representatives of all current and future asbestos claimants against such subsidiary. While the company has not finalized its approach, if the Company is ultimately successful with this alternative, it will likely assign rights to certain insurance assets and make a cash payment in order to fully resolve the claims against the subsidiary.

As of September 28, 2012, the Company has determined that there were approximately 4,900 claims pending against it, its subsidiaries or entities for which the Company has assumed responsibility in connection with acquisitions or divestitures. This amount reflects the Company's current estimate of the number of viable claims made against such entities, and includes adjustments for claims that are not actively being prosecuted, identify incorrect defendants, are duplicative of other actions or for which the Company is indemnified.

Annually, during the Company's third quarter, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. In addition, on a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made in the future during a defined period of time (the look-forward period). As part of the Company's annual valuation process in the third quarter of fiscal 2012, the Company determined that a look-back period of three years was more appropriate than a five year period because the Company has experienced a higher and more consistent level of claims activity and settlement costs in the past three years. As a result, the Company believes a three year look-back period is more representative of future claim and settlement activity than the five year period it previously used. The Company also revised its look-forward period from seven years to fifteen years. The Company's decision to revise its look-forward period was primarily based on improvements in the consistency of observable data and the

14. Commitments and Contingencies (Continued)

Company's more extensive experience with asbestos claims since the look-forward period was originally established in 2005. The revisions to the Company's look-forward and look-back periods do not apply to claims made against the subsidiary described above for which the Company is pursuing alternatives, including a negotiated settlement with representatives of all current and future asbestos claimants. Excluding these claims, the Company believes it can make a more reliable estimate of pending and future claims beyond seven years. The Company believes valuation of pending claims and future claims to be filed over the next fifteen years produces a reasonable estimate of its asbestos liability, which it records in the consolidated financial statements on an undiscounted basis.

The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, and the solvency and creditworthiness of insurers. During the fourth quarter of fiscal 2012, the Company reached an agreement with one of its primary insurance carriers for asbestos related claims. Under the terms of the settlement, the Company agreed with the insurance carrier to accept a lump sum cash payment of $97 million in respect of certain policies, and has reached a coverage-in-place agreement with the insurance carrier with respect to certain claims. The cash payments will be received by the Company in three equal installments no later than the end of the first quarter of fiscal 2013. The first payment was received during the fourth quarter of fiscal 2012. In connection with the settlement, the Company also expects to terminate a cost-sharing agreement that it had entered into with an entity that it had acquired a business from several decades ago and as a result, has access to all of the insurance policies and is responsible for all liabilities arising from asbestos claims made against the subsidiary that was acquired. The agreement will be terminated during the first quarter of fiscal 2013 upon receipt of the last of the three payments.

As a result of the activity described above, the Company recorded a net charge of $108 million during the quarter ended June 29, 2012. As of September 28, 2012, the Company's estimated net liability of $155 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $401 million, and separately as an asset for insurance recoveries of $246 million. The Company believes that its asbestos-related liabilities and insurance-related assets as of September 28, 2012 are appropriate. Similarly, as of September 30, 2011, the Company's estimated net liability of $84 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $299 million, and separately as an asset for insurance recoveries of $215 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on the Company's strategies for resolving its asbestos claims, currently available information, and a number of estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. As a result, actual

14. Commitments and Contingencies (Continued)

liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. On September 24, 2012, the Company settled the charges related to these alleged improper payments with the Department of Justice ("DOJ") and the SEC and agreed to pay approximately $26 million in fines, disgorgement and prejudgment interest to the DOJ and SEC, which the Company had previously reserved in the fourth quarter of fiscal 2011. The Company expects to make the payment in the first quarter of fiscal 2013. In connection with the settlement, the Company entered into a non-prosecution agreement with the DOJ, and a subsidiary of the Company (which is no longer a subsidiary as a result of the 2012 Separation) pleaded guilty to one count of conspiracy to violate the Foreign Corrupt Practices Act ("FCPA"). Pursuant to the non-prosecution agreement, the Company has acknowledged that a number of its subsidiaries made payments, both directly and indirectly, to government officials in order to obtain and retain business with private and state-owned entities, and falsely or inaccurately described the payments in the subsidiaries' books, records and accounts. The non-prosecution agreement also acknowledges the Company's timely, voluntary and complete disclosure to the DOJ, and its cooperation with the DOJ's investigation—including a global internal investigation concerning bribery and related misconduct—and extensive remediation. Under the non-prosecution agreement, the Company has also agreed to cooperate with and report periodically to the DOJ concerning its compliance efforts, and to continue to implement an enhanced compliance program and internal controls designed to prevent and detect FCPA violations. Notwithstanding the settlement of the DOJ and SEC investigations, the Company may be subject to allegations of FCPA violations in the future as well as commercial impacts such as lost revenue from customers who decline to do business with the Company as a result of its entry into the non-prosecution agreement or otherwise as a result of these compliance matters. If so, or if it is unable to comply with the provisions of the non-prosecution agreement, it may be subject to additional investigation or enforcement by the DOJ or SEC. In such a case, the Company could be subject to material fines, injunctions on future conduct, the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters, and agreed that liabilities primarily related to the former Healthcare and Electronics businesses of the Company would be assigned to Covidien and TE Connectivity, respectively. As a result, Covidien and TE Connectivity have agreed to contribute approximately $5 million and immaterial amounts, respectively, toward the aforementioned $26 million.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension

14. Commitments and Contingencies (Continued)

plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669. Following an adverse arbitration ruling in the third quarter of fiscal 2012, the Company agreed to settle this matter and recorded a charge in the amount of $28.5 million, including accrued interest on the liability which was recorded in selling, general and administrative expenses in the Company's Consolidated Statement of Operations. ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan, and as a result the Company had made $22.0 million of payments through June 29, 2012. The Company made the remaining $6.5 million of cash payments during the fourth quarter of fiscal 2012.

Tax Litigation

Tyco and its subsidiaries' income tax returns are examined periodically by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments, in particular with respect to years preceding the 2007 Separation. The issues and proposed adjustments related to such years are generally subject to the sharing provisions of a tax sharing agreement entered in 2007 with Covidien and TE Connectivity (the "2007 Tax Sharing Agreement") under which Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and TE Connectivity's U.S. and certain non-U.S. income tax returns. The costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties. Tyco is reviewing and contesting certain tax adjustments proposed by tax authorities. With respect to adjustments raised by the IRS, although the Company has resolved a substantial number of these adjustments, a few significant items are expected to remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, it is unlikely that Tyco will be able to resolve all the open items, which primarily involve the treatment of certain intercompany debt transactions during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is expected to occur during fiscal 2013. The Company has assessed its obligations under the 2007 Tax Sharing Agreement and determined that its recorded liability is sufficient to cover the indemnifications made by the Company under such agreement. However, the ultimate resolution of these matters is uncertain and could result in a material adverse impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods. See Note 7 for additional information related to income tax matters.

Other Matters

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

15. Retirement Plans

The Company sponsors a number of pension plans. The Company measures its pension plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

The net periodic benefit cost for material U.S. and non-U.S. defined benefit pension plans for 2012, 2011 and 2010 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2012	2011	2010	2012	2011	2010
Service cost	$ 5	$ 7	$ 9	$ 15	$ 16	$ 19
Interest cost	35	38	42	54	58	58
Expected return on plan assets	(42)	(43)	(45)	(60)	(59)	(55)
Amortization of prior service cost (credit)	—	—	1	(1)	—	(2)
Amortization of net actuarial loss	13	9	24	8	10	21
Plan settlements, curtailments and special termination benefits	—	(2)	1	—	(1)	(25)
Net periodic benefit cost	$ 11	$ 9	$ 32	$ 16	$ 24	$ 16
Weighted-average assumptions used to determine net periodic pension cost during the year:						
Discount rate	4.5%	5.0%	5.5%	5.2%	5.1%	5.7%
Expected return on plan assets	8.0%	8.0%	8.0%	6.8%	6.8%	7.0%
Rate of compensation increase	NA	4.0%	4.0%	3.4%	3.6%	4.3%

During fiscal 2011, the Company froze its last remaining active U.S. pension plan. During fiscal 2010, the Company adopted plan amendments that froze pension plan benefits for certain of its defined benefit arrangements in the United Kingdom, which resulted in the Company recognizing a curtailment gain of approximately $19 million in selling, general and administrative expenses within the Consolidated Statement of Operations. For inactive plans the Company amortizes its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net loss and prior service cost for material U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $14 million and nil, respectively.

The estimated net loss and prior service credit for material non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are expected to be $12 million and nil, respectively.

15. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for material U.S. and non-U.S. defined benefit plans as of September 28, 2012 and September 30, 2011 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Change in benefit obligations:				
Benefit obligations as of beginning of year	$ 819	$ 856	$1,064	$1,131
Service cost	5	7	15	16
Interest cost	35	38	54	58
Employee contributions	—	—	2	2
Actuarial loss / (gain)	119	53	137	(93)
Acquisitions/divestitures	—	(91)	5	3
Benefits and administrative expenses paid	(47)	(42)	(53)	(53)
Plan settlements, curtailments and special termination benefits	—	(2)	—	(1)
Currency translation	—	—	30	1
Benefit obligations as of end of year	$ 931	$ 819	$1,254	$1,064
Change in plan assets:				
Fair value of plan assets as of beginning of year	$ 529	$ 605	$ 877	$ 848
Actual return on plan assets	105	10	103	24
Employer contributions	36	20	52	55
Employee contributions	—	—	2	2
Acquisitions/divestitures	—	(64)	6	3
Benefits and administrative expenses paid	(47)	(42)	(53)	(53)
Currency translation	—	—	29	(2)
Fair value of plan assets as of end of year	$ 623	$ 529	$1,016	$ 877
Funded status	$(308)	$(290)	$ (238)	$ (187)
Net amount recognized	$(308)	$(290)	$ (238)	$ (187)

15. Retirement Plans (Continued)

	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Amounts recognized in the Consolidated Balance Sheets consist of:				
Non-current assets	$ —	$ —	$ —	$ 7
Current liabilities	(3)	(3)	(13)	(11)
Non-current liabilities	(305)	(287)	(225)	(183)
Net amount recognized	$(308)	$(290)	$(238)	$(187)
Amounts recognized in accumulated other comprehensive loss (before income taxes) consist of:				
Transition asset	$ —	$ —	$ 3	$ 3
Net actuarial loss	(435)	(393)	(390)	(293)
Total loss recognized	$(435)	$(393)	$(387)	$(290)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	3.6%	4.5%	4.2%	5.2%
Rate of compensation increase	N/A	N/A	3.6%	3.4%

The accumulated and aggregate benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets as of September 28, 2012 and September 30, 2011 were as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	As of September 28, 2012	As of September 30, 2011	As of September 28, 2012	As of September 30, 2011
Accumulated benefit obligation	$931	$819	$1,235	$1,050
Accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation	$931	$819	$1,224	$1,034
Fair value of plan assets	623	529	1,003	852
Aggregate benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets:				
Aggregate benefit obligation	$931	$819	$1,254	$1,047
Fair value of plan assets	623	529	1,016	852

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by asset class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet

15. Retirement Plans (Continued)

immediate and future benefit payment requirements. In addition, local regulations and local financial considerations are factors in determining the appropriate investment strategy in each country. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 48% to equity securities, 48% to debt securities and 4% to other asset classes.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2012	**2011**	**2012**	**2011**
Asset Category:				
Equity securities	59%	55%	50%	46%
Debt securities	39%	44%	50%	52%
Cash and cash equivalents	2%	1%	—%	2%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own securities as a direct investment for its pension funds, due to external investment management in certain commingled funds, the plans may indirectly hold Tyco securities. The aggregate amount of the securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but are not limited to, concentrations in a single entity, industry, foreign country and individual fund manager. As of September 28, 2012, there were no significant concentrations of risk in the Company's defined benefit plan assets.

The Company's plan assets are accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels. The Company's asset allocations by level within the fair value hierarchy as of September 28,

15. Retirement Plans (Continued)

2012 and September 30, 2011 are presented in the table below for the Company's material defined benefit plans.

($ in millions)	As of September 28, 2012		
	Level 1	Level 2	Total
Equity securities:			
U.S. equity securities	$162	$ 268	$ 430
Non-U.S. equity securities	101	336	437
Fixed income securities:			
Government and government agency securities	58	272	330
Corporate debt securities	—	384	384
Mortgage and other asset-backed securities	—	39	39
Cash and cash equivalents	19	—	19
Total	$340	$1,299	$1,639

($ in millions)	As of September 30, 2011		
	Level 1	Level 2	Total
Equity securities:			
U.S. equity securities	$116	$ 203	$ 319
Non-U.S. equity securities	87	282	369
Fixed income securities:			
Government and government agency securities	37	260	297
Corporate debt securities	—	345	345
Mortgage and other asset-backed securities	—	51	51
Cash and cash equivalents	25	—	25
Total	$265	$1,141	$1,406

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value ("NAV") or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and government agency securities, corporate debt securities, and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and government agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities.

15. Retirement Plans (Continued)

Certain fixed income securities are held within commingled funds which are valued unitizing NAV determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

The following tables set forth a summary of pension plan assets valued using NAV or its equivalent as of September 28, 2012 and September 30, 2011 ($ in millions):

	As of September 28, 2012		
Investment ($ in millions)	**Fair Value**	**Redemption Frequency**	**Redemption Notice Period**
U.S. equity securities	$265	Daily	1 day
Non-U.S. equity securities	329	Daily, Semi-monthly	1 day, 2 days, 3 days
Government and government agency securities	119	Daily	1 day
Corporate debt securities	136	Daily	1 day, 2 days
	$849		

	As of September 30, 2011		
Investment ($ in millions)	**Fair Value**	**Redemption Frequency**	**Redemption Notice Period**
U.S. equity securities	$136	Daily	1 day
Non-U.S. equity securities	56	Daily, Semi-monthly	1 day, 5 days
Government and government agency securities	116	Daily	1 day
Corporate debt securities	113	Daily	1 day, 2 days, 3 days
Mortgage and other asset-backed securities	26	Daily	1 day, 3 days
	$447		

The strategy of the Company's investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2012, the Company contributed $36 million to its U.S. and $52 million to its non-U.S. pension plans, which represented the Company's minimum required contributions to its pension plans for fiscal year 2012. The Company did not make any voluntary contributions to its U.S. and non-U.S. plans during 2012.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2013 of $11 million for the U.S. plans and $50 million for non-U.S. plans.

15. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2013	$ 42	$ 46
2014	43	48
2015	43	51
2016	45	53
2017	45	56
2018 - 2022	243	312

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was not material for 2012, 2011 and 2010.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 28, 2012 were $93 million and nil, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 30, 2011 were $93 million and $48 million, respectively. During the second quarter of fiscal 2012, the Company reversed the liability related to Mr. Swartz's pay and benefits due to the expiration of the statute of limitations, which was recorded in selling, general and administrative expenses in the Company's Consolidated Statement of Operations. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Mr. Kozlowski under the ERA are the subject of litigation brought by the Company against him. See Note 14.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $58 million, $54 million and $57 million for 2012, 2011 and 2010, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. The expense related to the SERP was not material for 2012, 2011 and 2010.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation liabilities were $103 million and $87 million as of September 28, 2012 and September 30, 2011, respectively. Deferred compensation expense was not material for 2012, 2011 and 2010.

15. Retirement Plans (Continued)

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

Net periodic postretirement benefit cost was not material for 2012, 2011 and 2010. The Company's Consolidated Balance Sheets include unfunded postretirement benefit obligations of $40 million and $38 million as of September 28, 2012 and September 30, 2011, respectively within other liabilities. The Company's Consolidated Balance Sheets include nil of postretirement benefit assets as of both September 28, 2012 and September 30, 2011. In addition, the Company recorded a net actuarial gain of $4 million and $8 million within accumulated other comprehensive loss as of September 28, 2012 and September 30, 2011, respectively.

The Company expects to make contributions to its postretirement benefit plans of $4 million in 2013.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2013	$ 4
2014	4
2015	3
2016	3
2017	3
2018-2022	14

16. Shareholders' Equity

Dividends

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholding taxes. The Company now makes dividend payments from its contributed surplus equity position in its Swiss statutory accounts. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss francs and converted to U.S. dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. dollars.

Under Swiss law, the authority to declare dividends is vested in the general meeting of shareholders, and on March 7, 2012, the Company's shareholders approved a cash dividend of $0.50 per share, payable to shareholders in two quarterly installments of $0.25 on May 23, 2012 and August 22, 2012. On September 17, 2012, the Company's shareholders approved a cash dividend of $0.30 per share, payable to shareholders in two quarterly installments of $0.15 on November 15, 2012 and February 20, 2013. The $0.30 dividend reflects the impact of the 2012 Separation on the Company's dividend policy. As a result, the Company recorded an accrued dividend of $231 million as of March 7, 2012 and an additional accrued dividend of $139 million as of September 17, 2012 within accrued and other current liabilities and a corresponding reduction to contributed surplus. The first installment of $0.25 was paid on May 23, 2012 to shareholders on record on April 27, 2012. The second installment of $0.25 was paid on August 22, 2012 to shareholders on record on July 27, 2012.

16. Shareholders' Equity (Continued)

On March 9, 2011, the Company's shareholders approved an annual dividend on the Company's common shares of $1.00 per share, which was paid from contributed surplus in four installments of $0.25 per share to shareholders on record on April 29, 2011, July 29, 2011, October 28, 2011 and January 27, 2012. As a result, the Company recorded an accrued dividend of $468 million as of March 9, 2011 within accrued and other current liabilities and a corresponding reduction to contributed surplus.

On March 10, 2010, the Company's shareholders approved an annual dividend on the Company's common shares of 0.90 Swiss Francs ("CHF") per share, which was paid in the form of a return on capital in four installments of CHF 0.22, CHF 0.22, CHF 0.23 and CHF 0.23 to shareholders on record on May 14, 2010, July 30, 2010, October 29, 2010 and January 28, 2011, respectively. As a result, the Company recorded an accrued dividend of CHF 428 million as of March 10, 2010, which approximated $399 million based on the exchange rate in effect on that date. The accrued dividend was recorded in accrued and other current liabilities in the Company's Consolidated Balance Sheet as of March 26, 2010 and as a corresponding reduction of common shares, which reduced the par value of the Company's common shares from CHF 7.60 to CHF 6.70. The installments were paid in U.S. dollars converted from Swiss Francs at the USD/CHF exchange rate in effect shortly before the payment dates.

On May 14, 2010, the Company acquired all of the outstanding equity of BHS. BHS shareholders who received Tyco common stock as consideration in the merger were included in the first installment of dividend payments that were paid on May 26, 2010. As a result, the Company recorded an accrued dividend of CHF 32 million as of May 14, 2010, which was approximately $28 million based on the exchange rate in effect on that date.

Common Stock

As of September 28, 2012, the Company's share capital amounted to CHF 3,258,632,435, or 486,363,050 registered common shares with a par value of CHF 6.70 per share. Until March 9, 2013, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,628,100,000 by issuing a maximum of 243,000,000 shares. In addition, (i) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company. Although the Company states its par value in Swiss francs, it continues to use the U.S. dollar as its reporting currency for preparing its Consolidated Financial Statements.

Share Repurchase Program

The Company's Board of Directors approved the $1.0 billion 2011 share repurchase program, the $1.0 billion 2010 share repurchase program and the $1.0 billion 2008 share repurchase program, in April 2011, September 2010 and July 2008, respectively. Share repurchases reduce the amount of common shares outstanding and decrease the dividends declared on the Consolidated Statement of

16. Shareholders' Equity (Continued)

Shareholders' Equity. Shares repurchased by the Company by fiscal year and share repurchase program are provided below:

	2011 Share Repurchase Program		2010 Share Repurchase Program		2008 Share Repurchase Program	
	Shares (in millions)	Amounts ($ in billions)	Shares (in millions)	Amounts ($ in billions)	Shares (in millions)	Amounts ($ in billions)
Approved Repurchase Amount		$ 1.0		$ 1.0		$1.0
Repurchases						
Fiscal 2012	11.0	0.5				
Fiscal 2011	6.0	0.3	24.0	1.0		
Fiscal 2010	N/A	N/A	—	—	24.3	0.9
Fiscal 2009	N/A	N/A	N/A	N/A	—	—
Fiscal 2008	N/A	N/A	N/A	N/A	2.5	0.1
Remaining Amount Available		$ 0.2		$ —		$—

17. Share Plans

Tyco share-based compensation cost recognized during 2012 was $140 million, which included $81 million in selling, general and administrative expenses, $27 million related to discontinued operations, $28 million in separation costs and $4 million in restructuring charges. Total share-based compensation during 2011 was $110 million, which included $89 million in selling, general and administrative expenses, and $21 million related to discontinued operations. Total share-based compensation during 2010 was $120 million, which included $99 million in selling, general and administrative expenses, and $21 million related to discontinued operations. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2012, 2011 and 2010 of $43 million, $31 million and $35 million, of which $8 million, $6 million, and $6 million is included in discontinued operations, respectively.

On July 12, 2012, in connection with the 2012 Separation, the Board of Directors approved the conversion of all outstanding performance share units of the Company into restricted stock units based on performance achieved through June 29, 2012. Each performance share unit converted into a number of restricted stock units at a ratio determined by the Compensation Committee on August 2, 2012 based on its review and certification of performance results through June 29, 2012. Upon vesting of the resulting restricted stock units, each award will be settled in stock. All awards maintained their original vesting terms. The modifications made to the market-based condition of outstanding performance share units as a result of the 2012 Separation also constituted a modification similar to the modification described above. As a result, the modification resulted in incremental compensation cost of $8 million, of which $7 million was recorded in separation costs and $1 million in discontinued operations for the year ended September 28, 2012. In addition, incremental expense was recognized in the quarter related to the performance achieved through June 29, 2012. Such expense totaled $7 million, of which $6 million was recorded in separation costs and $1 million in discontinued operations for the year ended September 28, 2012.

17. Share Plans (Continued)

In connection with the 2012 Separation, most employees' outstanding stock option awards were converted into options to acquire the stock of the employee's post-separation employer in a manner designed to preserve the intrinsic value of such awards. However, for certain corporate employees and for all terminated employees, all or a portion of such employees' stock option awards were converted into options to acquire the stock of each of the Company, Pentair and ADT. The modifications made to the share options as a result of the 2012 Separation constituted a modification under the authoritative guidance for accounting for stock compensation, which requires a comparison of fair values of the stock option awards immediately before the 2012 Separation and the fair values immediately after the 2012 Separation. In certain instances, the fair value immediately after the 2012 Separation was higher. As a result, the modification resulted in incremental compensation cost of $1 million, the majority of which was recorded in discontinued operations for the year ended September 28, 2012. Except for the changes described, the material terms of the stock option awards remained unchanged from the original grant.

Also in connection with the 2012 Separation, restricted stock units held by Tyco employees and deferred stock units held by Tyco directors were converted, in some cases, into restricted stock units in the Company, Pentair and ADT, and in other cases, solely into restricted stock units of the employee's post-separation employer. All such modifications were designed in a manner to preserve the intrinsic value of such awards. Except for the changes described, the material terms of the restricted stock units and deferred stock units remained unchanged from the original grant.

During 2004, the 2004 Plan effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan") and the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provided for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted shares, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provided for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded there under as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of a full value award, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per share issued. As of September 28, 2012, there were approximately 10 million shares available for grant under the 2004 Plan. As of October 1, 2012, the 2012 Plan replaced the 2004 Plan and no further awards are permitted to be granted under the 2004 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. During 2012, there were approximately 0.1 million shares originally reserved for issuance under this plan, that became available for future grant under the 2004 Plan due to expiration,

17. Share Plans (Continued)

forfeiture or cancellation. As of September 28, 2012, an immaterial number of options remained outstanding which were granted under the LTIP I prior to its termination.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan were similar to the LTIP I Plan. During 2012, there were approximately 0.1 million shares originally reserved for issuance under this plan that became available for future grant under the 2004 Plan due to expiration, forfeiture or cancellation. As of September 28, 2012, 0.2 million options remained outstanding which were granted under the LTIP II prior to its termination.

On September 17, 2012, shareholders approved the Tyco International 2012 Stock and Incentive Plan (the "2012 Plan") which replaces the 2004 Plan. Pursuant to the plan, effective October 1, 2012, 50 million common shares are available for equity-based awards, subject to adjustments as provided under the terms of the 2012 Plan. No additional shares are available under the 2004 Plan. In addition, any common shares which have been awarded under the 2004 Tyco International Ltd. Stock and Incentive Plan (the "2004 Plan") but which are not issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004 and which are no longer available for any reason will also be available for issuance under the 2012 Plan. When common shares are issued pursuant to a grant of a full value award (for example, restricted stock units and performance share units), the total number of common shares remaining available for grant will be decreased by 3.32 shares.

Share Options—Options are granted to purchase common shares at prices that are equal to or greater than the closing market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant. Options are generally exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant. Historically, the Company's practice has been to settle stock option exercises through either newly issued shares or from shares held in treasury.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Expected stock price volatility	36%	33%	34%
Risk free interest rate	1.46%	1.30%	2.50%
Expected annual dividend per share	$1.00	$0.84	$0.80
Expected life of options (years)	5.8	5.2	5.5

17. Share Plans (Continued)

The weighted-average pre-conversion grant-date fair values of options granted during 2012, 2011 and 2010 was $12.56, $9.22 and $9.18, respectively. The total intrinsic value of options exercised during 2012, 2011 and 2010 was $85 million, $84 million and $32 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2012, 2011 and 2010 was not material.

A summary of the option activity as of September 28, 2012, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 30, 2011	21,912,162	$41.06		
Granted	3,539,800	44.71		
Exercised	(5,760,937)	38.40		
Expired	(574,912)	52.44		
Forfeited	(775,582)	41.77		
Pre-separation balance outstanding as of September 28, 2012	18,340,531	42.21	5.74	$260
Post-separation balance outstanding as of September 28, 2012	21,670,340	20.89	5.89	$144
Post-separation vested and unvested expected to vest as of September 28, 2012	20,651,472	20.91	5.76	$137
Post-separation exercisable as of September 28, 2012	13,172,246	21.91	4.47	$ 75

As of September 28, 2012, there was $26 million of total unrecognized compensation cost related to unvested options granted. The cost is expected to be recognized over a weighted-average period of 2.5 fiscal years.

Employee Stock Purchase Plans—Under the U.K. Save As You Earn Plan ("SAYE Plan"), eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan was approved on November 3, 1999 for a ten year period and expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

17. Share Plans (Continued)

A summary of option activity under the SAYE Plan as of September 28, 2012, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 30, 2011	84,986	$34.41		
Exercised	(77,318)	34.41		
Expired	(6,531)	34.41		
Forfeited	(1,137)	34.41		
Outstanding as of September 28, 2012	—	—	—	—
Vested and unvested expected to vest as of September 28, 2012	—	—	—	—

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under *Share Options*.

There were no options granted under the SAYE Plan during 2012, 2011 and 2010. The total intrinsic value of options exercised during 2012, 2011 and 2010 was $1.0 million, $0.4 million and $1.0 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2012, 2011 and 2010 was not material. As of September 28, 2012, there were no shares outstanding and no unrecognized compensation cost related to the SAYE Plan.

Restricted Share Awards—Restricted share awards, including restricted stock units and performance share units are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, death or disability of the employee.

The fair market value of restricted awards, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted stock units, which vest based solely upon passage of time generally vest over a period of four years. The fair value of restricted stock units is determined based on the closing market price of the Company's shares on the grant date. Performance share units, which are restricted share awards that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share units is determined based on the Monte Carlo valuation model. The compensation expense recognized for all restricted share awards is net of estimated forfeitures.

Recipients of restricted stock units have no voting rights and receive dividend equivalent units ("DEUs"). Recipients of performance share units have no voting rights and may receive DEUs depending on the terms of the grant.

17. Share Plans (Continued)

A summary of the activity of the Company's restricted stock unit awards as of September 28, 2012 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 30, 2011	3,303,312	$34.78
Granted	1,464,374	45.54
Vested	(3,486,900)	37.26
Forfeited	(562,848)	42.46
Conversion of performance share units to restricted stock unit	3,514,942	42.18
Pre-separation unvested as of September 28, 2012	4,232,880	40.17
Post-separation unvested as of September 28, 2012	5,164,283	20.24

The weighted-average pre-conversion grant-date fair value of restricted stock units granted during 2012, 2011 and 2010 was $45.54, $37.90 and $34.23, respectively. The total fair value of restricted stock units vested during 2012, 2011 and 2010 was $90 million, $62 million and $54 million, respectively. Vested awards include approximately 2 million shares that have been fully earned, but had not been delivered as of September 28, 2012.

As of September 28, 2012, there was $57 million of total unrecognized compensation cost related to all unvested restricted share awards. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

A summary of the activity of the Company's performance share unit awards as of September 28, 2012 and changes during the year then ended is presented in the table below:

Non-vested Performance Share Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 30, 2011	2,235,598	$35.50
Granted	2,622,919	48.86
Vested	(1,288,013)	27.84
Forfeited	(55,562)	43.67
Conversion of performance share units to restricted stock units	(3,514,942)	42.18
Unvested as of September 28, 2012	—	—

The weighted-average pre-conversion grant-date fair value of performance share units granted during 2012, 2011 and 2010 was $48.86, $41.37 and $40.27, respectively. The total fair value of performance share units vested during 2012 was $25 million. No performance share units vested during 2011 or 2010. As of August 2, 2012, all performance share units were converted to restricted stock units; the outstanding shares at that time have been moved to the restricted stock units reporting table. The granted activity reflects the incremental performance share units earned based upon performance achieved through June 29, 2012.

17. Share Plans (Continued)

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment or service to the Company. Distribution, when made, will be in the form of actual shares on a one-for-one basis. Similar to restricted stock units that vest over time, the fair value of DSUs is determined based on the closing market price of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote and do not receive cash dividends. However, they have the right to receive dividend equivalent units. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, grants made to executives generally vested in equal annual installments over three years while DSUs granted to the Board of Directors were immediately vested. The Company has granted 1.1 million DSUs, all of which are fully vested. The delivery of approximately 1.0 million DSUs will occur six months following September 28, 2012.

There were no DSU awards granted during 2012, 2011 and 2010, however participants continue to earn DEUs on their existing awards. The total fair value of DSUs including DEUs vested during 2012, 2011 and 2010 was $1 million, $1 million and $1 million, respectively.

18. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows ($ in millions):

	Currency Translation Adjustments[1][2]	Unrealized Gain (Loss) on Marketable Securities and Derivative Instruments	Retirement Plans	Accumulated Other Comprehensive (Loss) Income
Balance as of September 25, 2009	$ 415	$ 4	$(506)	$ (87)
Pre-tax current period change	(141)	—	(47)	(188)
Divestiture of businesses	(67)	—	—	(67)
Income tax benefit	7	—	14	21
Balance as of September 24, 2010	214	4	(539)	(321)
Pre-tax current period change	20	(2)	(12)	6
Divestiture of businesses	(164)	—	33	(131)
Income tax (expense) benefit	—	(2)	12	10
Balance as of September 30, 2011	70	—	(506)	(436)
Pre-tax current period change	92	(1)	(205)	(114)
Divestiture of businesses	2	—	—	2
Income tax (expense) benefit	(1)	1	42	42
Distribution of Tyco Flow Control and ADT	(582)	—	122	(460)
Balance as of September 28, 2012	$(419)	$—	$(547)	$(966)

(1) During the years ended September 28, 2012, September 30, 2011 and September 24, 2010, $2 million of cumulative translation loss and $164 million and $67 million of cumulative translation gains, respectively, were transferred from currency translation adjustments as a result of the sale of foreign

18. Accumulated Other Comprehensive Loss (Continued)

entities. Of these amounts, $2 million, $126 million and nil, respectively, are included in income from discontinued operations.

(2) Income tax on the net investment hedge was $1 million of an income tax expense for the year ended September 28, 2012, nil for the year ended September 30, 2011 and $7 million of an income tax benefit for the year ended September 24, 2010.

19. Consolidated Segment Data

Segment information is consistent with how management reviews the businesses, make investing and resource allocation decisions and assesses operating performance.

In connection with the 2012 Separation, the Company has realigned its management and segment reporting structure beginning in the fourth quarter of fiscal 2012. The Company operates and reports financial and operating information in the following three segments:

- *NA Installation & Services* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, institutional and governmental customers in North America.
- *ROW Installation & Services* designs, sells, installs, services and monitors electronic security systems and fire detection and suppression systems for commercial, industrial, retail, residential, small business, institutional and governmental customers in the Rest of World ("ROW") regions.
- *Global Products* designs, manufactures and sells fire protection, security and life safety products, including intrusion security, anti-theft devices, breathing apparatus and access control and video management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide, including products installed and serviced by our NA and ROW Installation & Services segments.

The Company also provides general corporate services to its segments which will be reported as a fourth, non-operating segment, Corporate and Other. For the years ended September 30, 2011 and September 24, 2010, Corporate and Other includes the Company's former Electrical and Metal Products business which was divested in the first quarter of fiscal 2011.

As a result of the 2012 Separation, net revenue, operating income, depreciation and amortization and capital expenditures for the years ended September 30, 2011 and September 24, 2010 have been recast for

19. Consolidated Segment Data (Continued)

the new segment structure. Selected information by segment is presented in the following tables ($ in millions):

	2012[2]	2011[2]	2010[2]
Net revenue[1]:			
NA Installation & Services	$ 3,962	$ 4,022	$ 3,784
ROW Installation & Services	4,341	4,434	4,302
Global Products	2,100	1,754	1,526
Corporate and Other	—	347	1,408
	$10,403	$10,557	$11,020

(1) Net revenue by operating segment excludes intercompany transactions.

(2) Fiscal 2011 was a 53-week year. Fiscal years 2012 and 2010 were 52-week years.

	2012	2011	2010
Operating income (loss):			
NA Installation & Services	$ 374	$ 425	$ 349
ROW Installation & Services	456	405	373
Global Products	353	295	245
Corporate and Other[1]	(498)	(143)	(352)
	$ 685	$ 982	$ 615

(1) Operating income includes $7 million and $100 million for the years ended September 30, 2011 and September 24, 2010, respectively, related to the Company's former Electrical and Metals Products business of which a majority interest was sold during the first quarter of fiscal 2011. Operating income for the year ended September 30, 2011 also included a gain, net of working capital adjustments, of $248 million related to the same sale. See Note 3.

Total assets by segment as of September 28, 2012, September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2012	2011	2010
Total Assets:			
NA Installation & Services	$ 3,989	$ 4,025	$ 4,006
ROW Installation & Services	3,884	3,633	3,595
Global Products	2,377	2,037	1,852
Corporate and Other	2,115	3,047	4,195
Assets of discontinued operations	—	13,960	13,418
	$12,365	$26,702	$27,066

19. Consolidated Segment Data (Continued)

Depreciation and amortization and capital expenditures by segment for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2012	2011	2010
Depreciation and amortization:			
NA Installation & Services	$137	$143	$164
ROW Installation & Services	211	211	199
Global Products	63	49	38
Corporate and Other	7	18	48
	$418	$421	$449

	2012	2011	2010
Capital expenditures			
NA Installation & Services	$107	$ 76	$ 84
ROW Installation & Services	211	210	175
Global Products	74	66	41
Corporate and Other	14	19	51[1]
	$406	$371	$351

[1] Amount relates primarily to the Company's former Electrical and Metal Products business of which a majority interest was sold during the first quarter of 2011. See Note 3.

Net revenue by geographic area for the years ended September 28, 2012, September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2012[3]	2011[3]	2010[3]
Net Revenue[1]:			
North America[2]	$ 5,257	$ 5,386	$ 5,905
Latin America	441	459	519
Europe, Middle East and Africa	2,766	2,896	2,979
Asia-Pacific	1,939	1,816	1,617
	$10,403	$10,557	$11,020

[1] Net revenue is attributed to individual countries based on the reporting entity that records the transaction.

[2] Includes U.S. net revenue of $4,478 million, $4,630 million and $5,194 million for 2012, 2011 and 2010, respectively.

[3] Fiscal 2011 was a 53-week year. Fiscal years 2012 and 2010 were 52-week years.

19. Consolidated Segment Data (Continued)

Long-lived assets by geographic area as of September 28, 2012, September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2012	2011	2010
Long-lived assets[1]:			
North America[2]	$ 925	$ 967	$ 988
Latin America	151	144	135
Europe, Middle East and Africa	359	367	397
Asia-Pacific	587	535	462
Corporate and Other	29	33	269
	$2,051	$2,046	$2,251

(1) Long-lived assets are comprised primarily of subscriber system assets, net, property, plant and equipment, net, deferred subscriber acquisition costs, net and dealer intangibles. They exclude goodwill, other intangible assets and other assets.

(2) Includes U.S. long-lived assets of $856 million, $895 million and $919 million for 2012, 2011 and 2010, respectively.

20. Supplementary Consolidated Balance Sheet Information

Selected supplementary Consolidated Balance Sheet information as of September 28, 2012 and September 30, 2011 is as follows ($ in millions):

	As of September 28, 2012	As of September 30, 2011
Contracts in process	$ 360	$ 299
Other	490	367
Prepaid expenses and other current assets	$ 850	$ 666
Deferred tax asset-non current	$ 398	$ 833
Other	806	1,035
Other assets	$1,204	$1,868
Accrued payroll and payroll related costs	$ 296	$ 350
Deferred income tax liability-current	10	22
Income taxes payable-current	126	98
Accrued dividends	139	232
Other	1,217	1,092
Accrued and other current liabilities	$1,788	$1,794
Long-term pension and postretirement liabilities	$ 593	$ 516
Deferred income tax liability-non-current	211	294
Income taxes payable-non-current	124	112
Other	1,413	1,329
Other liabilities	$2,341	$2,251

21. Inventory

Inventories consisted of the following ($ in millions):

	As of September 28, 2012	As of September 30, 2011
Purchased materials and manufactured parts	$135	$130
Work in process	80	73
Finished goods	419	336
Inventories	$634	$539

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

22. Property, Plant and Equipment

Property, plant and equipment consisted of the following ($ in millions):

	As of September 28, 2012	As of September 30, 2011
Land	$ 44	$ 38
Buildings	358	350
Subscriber systems	3,063	2,971
Machinery and equipment	1,160	1,107
Property under capital leases[1]	16	35
Construction in progress	102	79
Accumulated depreciation[2]	(3,073)	(2,971)
Property, Plant and Equipment, net	$ 1,670	$ 1,609

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $16 million and $26 million as of September 28, 2012 and September 30, 2011, respectively.

23. Tyco International Finance S.A.

TIFSA, a wholly-owned subsidiary of the Company, has public debt securities outstanding which are fully and unconditionally guaranteed by Tyco. See Note 11. The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

As a result of the 2012 Separation, the Company undertook certain steps during fiscal 2012 to restructure the ownership of subsidiaries within Tyco. Specifically, the Company completed the transfer of certain investments from TIFSA to Tyco. Since the transactions were entirely among wholly-owned subsidiaries of Tyco, there was no impact on the Company's financial position, results of operations and cash flows. The transactions did, however, result in a decrease to TIFSA's investment in subsidiaries. Since these transactions were among entities under common control, their effects have been reflected as of the beginning of the earliest period presented, which resulted in a net decrease to TIFSA's investment in subsidiaries of $117 million as of September 30, 2011.

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 28, 2012
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$10,403	$ —	$10,403
Cost of product sales and services	—	—	6,626	—	6,626
Selling, general and administrative expenses	15	15	2,873	—	2,903
Separation costs	3	1	67	—	71
Restructuring, asset impairment and divestiture charges, net	1	—	117	—	118
Operating (loss) income	(19)	(16)	720	—	685
Interest income	—	—	19	—	19
Interest expense	—	(204)	(5)	—	(209)
Other (expense) income, net	(4)	(453)	3	—	(454)
Equity in net income of subsidiaries	913	1,037	—	(1,950)	—
Intercompany interest and fees	(412)	282	225	(95)	—
Income from continuing operations before income taxes	478	646	962	(2,045)	41
Income tax expense	(2)	(2)	(344)	—	(348)
Equity (loss) income in earnings of unconsolidated subsidiaries	—	—	(26)	—	(26)
Income (loss) from continuing operations	476	644	592	(2,045)	(333)
(Loss) income from discontinued operations, net of income taxes	(4)	—	713	95	804
Net income	472	644	1,305	(1,950)	471
Less: noncontrolling interest in subsidiaries net (loss) income	—	—	(1)	—	(1)
Net income attributable to Tyco common shareholders	$ 472	$ 644	$ 1,306	$(1,950)	$ 472

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$10,557	$ —	$10,557
Cost of product sales and services	—	—	6,890	—	6,890
Selling, general and administrative expenses	32	12	2,790	—	2,834
Restructuring, asset impairment and divestiture charges (gains), net	3	—	(152)	—	(149)
Operating (loss) income	(35)	(12)	1,029	—	982
Interest income	—	—	27	—	27
Interest expense	—	(237)	(3)	—	(240)
Other (expense) income, net	(7)	—	2	—	(5)
Equity in net income of subsidiaries	2,863	2,138	—	(5,001)	—
Intercompany interest and fees	(1,098)	337	900	(139)	—
Income from continuing operations before income taxes	1,723	2,226	1,955	(5,140)	764
Income tax expense	(4)	(25)	(105)	—	(134)
Equity (loss) income in earnings of unconsolidated subsidiaries	—	—	(12)	—	(12)
Income from continuing operations	1,719	2,201	1,838	(5,140)	618
Income from discontinued operations, net of income taxes	—	—	963	139	1,102
Net income	1,719	2,201	2,801	(5,001)	1,720
Less: noncontrolling interest in subsidiaries net (loss) income	—	—	1	—	1
Net income attributable to Tyco common shareholders	$ 1,719	$2,201	$ 2,800	$(5,001)	$ 1,719

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$11,020	$ —	$11,020
Cost of product sales and services	—	—	7,404	—	7,404
Selling, general and administrative expenses	15	2	2,929	—	2,946
Restructuring, asset impairment and divestiture charges, net	—	—	55	—	55
Operating (loss) income	(15)	(2)	632	—	615
Interest income	—	—	25	—	25
Interest expense	—	(278)	(1)	—	(279)
Other income (expense), net	8	(87)	3	—	(76)
Equity in net income of subsidiaries	2,511	1,093	—	(3,604)	—
Intercompany interest and fees	(1,374)	347	1,136	(109)	—
Income from continuing operations before income taxes	1,130	1,073	1,795	(3,713)	285
Income tax benefit	—	8	9	—	17
Income from continuing operations	1,130	1,081	1,804	(3,713)	302
Income from discontinued operations, net of income taxes	—	—	726	109	835
Net income	1,130	1,081	2,530	(3,604)	1,137
Less: noncontrolling interest in subsidiaries net (loss) income	—	—	7	—	7
Net income attributable to Tyco common shareholders	$ 1,130	$1,081	$ 2,523	$(3,604)	$ 1,130

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 28, 2012
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 844	$ —	$ 844
Accounts receivable, net	7	—	1,704	—	1,711
Inventories	—	—	634	—	634
Intercompany receivables	1,220	1,890	10,361	(13,471)	—
Prepaid expenses and other current assets	14	—	836	—	850
Deferred income taxes	—	—	295	—	295
Total current assets	1,241	1,890	14,674	(13,471)	4,334
Property, plant and equipment, net	—	—	1,670	—	1,670
Goodwill	—	—	4,377	—	4,377
Intangible assets, net	—	—	780	—	780
Investment in subsidiaries	25,666	12,274	—	(37,940)	—
Intercompany loans receivable	1,921	7,031	19,956	(28,908)	—
Other assets	67	260	877	—	1,204
Total Assets	$28,895	$21,455	$42,334	$(80,319)	$12,365
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ —	$ 10	$ —	$ 10
Accounts payable	—	—	897	—	897
Accrued and other current liabilities	187	23	1,578	—	1,788
Deferred revenue	—	—	402	—	402
Intercompany payables	3,571	6,793	3,107	(13,471)	—
Total current liabilities	3,758	6,816	5,994	(13,471)	3,097
Long-term debt	—	1,443	38	—	1,481
Intercompany loans payable	19,672	3,055	6,181	(28,908)	—
Deferred revenue	—	—	424	—	424
Other liabilities	471	—	1,870	—	2,341
Total Liabilities	23,901	11,314	14,507	(42,379)	7,343
Redeemable noncontrolling interest	—	—	12	—	12
Tyco Shareholders' Equity:					
Common shares	2,792	—	—	—	2,792
Common shares held in treasury	—	—	(1,094)	—	(1,094)
Other shareholders' equity	2,202	10,141	28,893	(37,940)	3,296
Total Tyco Shareholders' Equity	4,994	10,141	27,799	(37,940)	4,994
Nonredeemable noncontrolling interest	—	—	16	—	16
Total Equity	4,994	10,141	27,815	(37,940)	5,010
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$28,895	$21,455	$42,334	$(80,319)	$12,365

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,229	$ —	$ 1,229
Accounts receivable, net	—	—	1,547	—	1,547
Inventories	—	—	539	—	539
Intercompany receivables	1,101	1,275	6,821	(9,197)	—
Prepaid expenses and other current assets	24	—	642	—	666
Deferred income taxes	—	—	301	—	301
Assets of discontinued operations	—	—	13,960	—	13,960
Total current assets	1,125	1,275	25,039	(9,197)	18,242
Property, plant and equipment, net	—	—	1,609	—	1,609
Goodwill	—	—	4,238	—	4,238
Intangible assets, net	—	—	745	—	745
Investment in subsidiaries	36,450	19,836	—	(56,286)	—
Intercompany loans receivable	1,921	10,115	20,023	(32,059)	—
Other assets	73	298	1,497	—	1,868
Total Assets	$39,569	$31,524	$53,151	$(97,542)	$26,702
Liabilities and Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ —	$ 1	$ —	$ 1
Accounts payable	—	—	782	—	782
Accrued and other current liabilities	321	50	1,423	—	1,794
Deferred revenue	—	—	377	—	377
Intercompany payables	3,452	3,369	2,366	(9,187)	—
Liabilities of discontinued operations	—	—	3,152	(450)	2,702
Total current liabilities	3,773	3,419	8,101	(9,637)	5,656
Long-term debt	—	4,091	14	—	4,105
Intercompany loans payable	21,249	3,121	7,249	(31,619)	—
Deferred revenue	—	—	443	—	443
Other liabilities	398	—	1,853	—	2,251
Total Liabilities	25,420	10,631	17,660	(41,256)	12,455
Redeemable noncontrolling interest of discontinued operations	—	—	93	—	93
Tyco Shareholders' Equity:					
Common shares	2,792	—	—	—	2,792
Common shares held in treasury	—	—	(951)	—	(951)
Other shareholders' equity	11,357	20,893	36,344	(56,286)	12,308
Total Tyco Shareholders' Equity	14,149	20,893	35,393	(56,286)	14,149
Nonredeemable noncontrolling interest	—	—	5	—	5
Total Equity	14,149	20,893	35,398	(56,286)	14,154
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$39,569	$31,524	$53,151	$(97,542)	$26,702

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 28, 2012
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (467)	$ 3,542	$ (2,374)	$ —	$ 701
Net cash provided by discontinued operating activities	—	—	1,885	—	1,885
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(406)	—	(406)
Proceeds from disposal of assets	—	—	8	—	8
Acquisition of businesses, net of cash acquired	—	—	(217)	—	(217)
Acquisition of dealer generated customer accounts and bulk account purchases	—	—	(28)	—	(28)
Divestiture of businesses, net of cash divested	—	—	(5)	—	(5)
Intercompany dividend from subsidiary	—	409	—	(409)	—
Net increase in intercompany loans	—	(1,119)	—	1,119	—
(Increase) decrease in investment in subsidiaries	(495)	207	16	272	—
Decrease in investments	—	—	41	—	41
Increase in restricted cash	—	—	(2)	—	(2)
Other	—	—	27	—	27
Net cash used in investing activities	(495)	(503)	(566)	982	(582)
Net cash used in discontinued investing activities	—	—	(1,215)	11	(1,204)
Cash Flows From Financing Activities:					
Net (repayments) borrowings of debt	—	(3,039)	17	—	(3,022)
Proceeds from exercise of share options	—	—	226	—	226
Dividends paid	(461)	—	—	—	(461)
Repurchase of common shares by treasury	—	—	(500)	—	(500)
Net intercompany loan borrowings (repayments)	1,423	—	(304)	(1,119)	—
Increase in equity from parent	—	—	71	(71)	—
Transfer from discontinued operations	—	—	3,066	208	3,274
Other	—	—	(25)	—	(25)
Net cash provided by (used in) financing activities	962	(3,039)	2,551	(982)	(508)
Net cash used in discontinued financing activities	—	—	(448)	197	(251)
Effect of currency translation on cash	—	—	4	—	4
Effect of currency translation on cash related to discontinued operations	—	—	4	—	4
Net (decrease) increase in cash and cash equivalents	—	—	(159)	208	49
Net increase in cash and cash equivalents related to discontinued operations	—	—	(226)	(208)	(434)
Cash and cash equivalents at beginning of period	—	—	1,229	—	1,229
Cash and cash equivalents at end of period	$ —	$ —	$ 844	$ —	$ 844

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2011
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$(7,090)	$ 1,739	$ 6,012	$ —	$ 661
Net cash provided by discontinued operating activities	—	—	1,767	—	1,767
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(371)	—	(371)
Proceeds from disposal of assets	—	—	6	—	6
Acquisition of businesses, net of cash acquired	—	—	(353)	—	(353)
Acquisition of dealer generated customer accounts and bulk account purchases	—	—	(33)	—	(33)
Divestiture of businesses, net of cash divested	35	—	674	—	709
Intercompany dividend from subsidiary	6,347	9	—	(6,356)	—
Net increase in intercompany loans	—	(1,703)	—	1,703	—
Decrease (increase) in investment in subsidiaries	4,773	(9)	(72)	(4,692)	—
Decrease in investments	—	—	26	—	26
Increase in restricted cash	—	—	(8)	—	(8)
Other	—	(12)	(25)	—	(37)
Net cash provided by (used in) investing activities	11,155	(1,715)	(156)	(9,345)	(61)
Net cash used in discontinued investing activities	—	—	(1,005)	—	(1,005)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(19)	(17)	—	(36)
Proceeds from exercise of share options	—	—	124	—	124
Dividends paid	(458)	—	—	—	(458)
Intercompany dividend to parent	—	—	(6,349)	6,349	—
Repurchase of common shares by treasury	(500)	—	(800)	—	(1,300)
Net intercompany loan (repayments) borrowings	(3,126)	—	4,829	(1,703)	—
Decrease in equity from parent	—	—	(4,699)	4,699	—
Transfer from discontinued operations	—	—	726	—	726
Other	19	(5)	(8)	—	6
Net cash used in financing activities	(4,065)	(24)	(6,194)	9,345	(938)
Net cash used in discontinued financing activities	—	—	(793)	—	(793)
Effect of currency translation on cash	—	—	(4)	—	(4)
Effect of currency translation on cash related to discontinued operations	—	—	(2)	—	(2)
Net decrease in cash and cash equivalents	—	—	(375)	—	(375)
Net decrease in cash and cash equivalents related to discontinued operations	—	—	33	—	33
Decrease in cash and cash equivalents from deconsolidation of variable interest entity	—	—	(10)	—	(10)
Cash and cash equivalents at beginning of period	—	—	1,581	—	1,581
Cash and cash equivalents at end of period	$ —	$ —	$ 1,229	$ —	$ 1,229

23. Tyco International Finance S.A. (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2010
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (325)	$(172)	$ 1,368	$ —	$ 871
Net cash provided by discontinued operating activities	—	—	1,786	—	1,786
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(351)	—	(351)
Proceeds from disposal of assets	—	—	20	—	20
Acquisition of businesses, net of cash acquired	—	—	(48)	—	(48)
Acquisition of dealer generated customer accounts and bulk account purchases	—	—	(27)	—	(27)
Divestiture of businesses, net of cash divested	—	—	12	—	12
Intercompany dividend from subsidiary	20	—	—	(20)	—
Net increase in intercompany loans	—	(121)	—	121	—
Decrease (increase) in investment in subsidiaries	1,363	457	(1,950)	130	—
Decrease in investments	—	—	58	—	58
Decrease in restricted cash	—	—	7	—	7
Other	—	—	(14)	—	(14)
Net cash provided by (used in) investing activities	1,383	336	(2,293)	231	(343)
Net cash used in discontinued investing activities	—	—	(1,444)	—	(1,444)
Cash Flows From Financing Activities:					
Net (repayments) borrowings of debt	—	(158)	22	—	(136)
Proceeds from exercise of share options	—	—	49	—	49
Dividends paid	(416)	—	—	—	(416)
Intercompany dividend to parent	—	—	(20)	20	—
Repurchase of common shares by treasury	(575)	—	(325)	—	(900)
Net intercompany loan repayments	(88)	—	(189)	277	—
Increase in equity from parent	—	—	128	(128)	—
Transfer from discontinued operations	—	—	726	(400)	326
Other	21	(6)	—	—	15
Net cash (used in) provided by financing activities	(1,058)	(164)	391	(231)	(1,062)
Net cash provided by (used in) discontinued financing activities	—	—	6	(400)	(394)
Effect of currency translation on cash related to discontinued operations	—	—	7	—	7
Net decrease in cash and cash equivalents	—	—	(179)	(400)	(579)
Net (increase) decrease in cash and cash equivalents related to discontinued operations	—	—	(355)	400	45
Cash and cash equivalents at beginning of period	—	—	2,115	—	2,115
Cash and cash equivalents at end of period	$ —	$ —	$ 1,581	$ —	$ 1,581

24. Immaterial Corrections

During the fourth quarter of 2012, the Company determined that certain aged receivables in its ROW Installation & Services segment related to security contracts in China may not be collectible. After a formal investigation, the Company determined that certain records relating to those receivables were falsified by district level employees located in one region of China. The Company has concluded that the revenue recognition practices related to the aged receivables, which dated back to fiscal 2008, were inappropriate. The Company has evaluated and concluded that the identified amounts were not material to any of its previously issued annual and interim financial statements, including the effects of presenting ADT and Tyco Flow Control as discontinued operations. Although management has determined the amounts individually and in the aggregate are not material to prior periods, in accordance with authoritative accounting literature on considering the effects of prior year misstatements when quantifying misstatements in current year, the financial statements included herein have been adjusted to correct for the impact of these items.

The Company has revised its previously issued annual and interim (See Supplementary Financial Information—Quarterly Financial Data) financial statements as well as the other subsidiaries column in the Company's guarantor financial statements (See Note 23) and the financial statement schedule listed in the Index at Item 15 in this Annual Report on Form 10-K to reflect certain immaterial adjustments, primarily related to revenue recognition and cost of goods sold. As a result of these adjustments, basic and diluted earnings per share attributable to Tyco common shareholders' decreased by $0.03 for fiscal 2011. There was no impact to basic or diluted earnings per share attributable to Tyco common shareholders' for fiscal 2010. The following tables set forth the impact of the corrections on the Company's Consolidated Statement of Operations for the fiscal years ended September 30, 2011 and September 24, 2010 and Consolidated Balance Sheet as of September 30, 2011. Certain of the immaterial adjustments relate to periods prior to fiscal 2010. Consequently, the cumulative effect of those adjustments, $15 million, has been reflected as a decrease in accumulated earnings as of September 25, 2009 on the Company's Consolidated Statement of Shareholders' Equity. The adjustments had no effect on the Company's cash flows from operating, investing or financing activities' subtotals within the Consolidated Statement of Cash Flows.

	For the Year Ended September 30, 2011			
($ in millions)	As Previously Reported	Reclassifications for Discontinued Operations and Equity Loss of Unconsolidated Subsidiaries (See Note 1)	Adjustments	As Adjusted and with Reclassifications
Net revenue	$17,355	$6,749	$49	$10,557
Operating income	2,119	1,123	14	982
Income from continuing operations before income taxes	1,893	1,115	14	764
Income from continuing operations attributable to Tyco common shareholders	1,565	934	14	617
Net income attributable to Tyco common shareholders	1,733	—	14	1,719

24. Immaterial Corrections (Continued)

($ in millions)	For the Year Ended September 24, 2010			
	As Previously Reported	Reclassifications for Discontinued Operations and Equity Loss of Unconsolidated Subsidiaries (See Note 1)	Adjustments	As Adjusted and with Reclassifications
Net revenue	$17,016	$5,959	$37	$11,020
Operating income	1,598	981	2	615
Income from continuing operations before income taxes	1,270	983	2	285
Income from continuing operations attributable to Tyco common shareholders	1,125	828	2	295
Net income attributable to Tyco common shareholders	1,132	—	2	1,130

($ in millions)	As of September 30, 2011			
	As Previously Reported	Reclassifications for Discontinued Operations	Adjustments	As Adjusted and with Reclassification for Discontinued Operations
Accounts receivable, net	$ 2,401	$ 808	$46	$ 1,547
Total current assets	6,433	(11,884)	75	18,242
Total assets	26,777	—	75	26,702
Accounts payable	1,278	454	42	782
Total current liabilities	4,330	(1,368)	42	5,656
Total liabilities	12,497	—	42	12,455
Accumulated earnings	2,058	—	31	2,027
Total Tyco shareholders' equity	14,182	—	33	14,149
Total equity	14,187	—	33	14,154
Total liabilities, redeemable noncontrolling interest and equity	26,777	—	75	26,702

TYCO INTERNATIONAL LTD.

SUPPLEMENTARY FINANCIAL INFORMATION

Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended September 28, 2012 and September 30, 2011 is as follows ($ in millions, except per share data):

	2012			
	1st Qtr.(1)(2)	2nd Qtr.(1)(2)	3rd Qtr.(1)(2)	4th Qtr.(1)
Net revenue	$2,478	$2,542	$2,655	$2,728
Gross profit	899	908	970	1,000
Income (loss) from continuing operations attributable to Tyco common shareholders	98	134	65	(629)(3)
Income from discontinued operations, net of income taxes	224	189	181	210
Net income (loss) attributable to Tyco common shareholders	$ 322	$ 323	$ 246	$ (419)
Basic earnings per share attributable to Tyco common shareholders:				
Income (loss) from continuing operations	$ 0.21	$ 0.29	$ 0.14	$(1.36)
Income from discontinued operations, net of income taxes	0.48	0.41	0.39	0.45
Net income (loss) attributable to Tyco common shareholders	$ 0.69	$ 0.70	$ 0.53	$(0.91)
Diluted earnings per share attributable to Tyco common shareholders:				
Income (loss) from continuing operations	$ 0.21	$ 0.29	$ 0.14	$(1.36)
Income from discontinued operations, net of income taxes	0.48	0.40	0.38	0.45
Net income (loss) attributable to Tyco common shareholders	$ 0.69	$ 0.69	$ 0.52	$(0.91)

(1) Net revenue excludes $1,717 million, $1,804 million, $1,796 million and $1,831 million of net revenue related to discontinued operations for the first, second, third and fourth quarters of 2012, respectively.

(2) Amounts reflect the correction of certain immaterial adjustments as described in Note 24 to the Consolidated Financial Statements. These adjustments reduced net revenue by approximately $13 million, $9 million and $9 million for the first, second and third quarters, respectively. Income (loss) from continuing operations and basic and diluted earnings (loss) per share attributable to Tyco common shareholders was reduced $11 million and $0.02 and $4 million and $0.01 for the first and second quarters, respectively, while increasing $5 million and $0.01 for the third quarter.

(3) Loss from continuing operations attributable to Tyco common shareholders includes a $453 million loss on extinguishment of debt which was recorded in connection with the 2012 Separation.

TYCO INTERNATIONAL LTD.

SUPPLEMENTARY FINANCIAL INFORMATION (Continued)

Selected Quarterly Financial Data (Unaudited) (Continued)

	2011			
	1st Qtr.[1][2]	2nd Qtr.[1][2]	3rd Qtr.[1][2]	4th Qtr.[1][2]
Net revenue	$2,779	$2,411	$2,568	$2,799
Gross profit	914	841	903	1,009
Income from continuing operations attributable to Tyco common shareholders	261	76	106	174
Income from discontinued operations, net of income taxes	397	237	245	223
Net income attributable to Tyco common shareholders	$ 658	$ 313	$ 351	$ 397
Basic earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.53	$ 0.16	$ 0.23	$ 0.37
Income from discontinued operations, net of income taxes	0.82	0.50	0.52	0.48
Net income attributable to Tyco common shareholders	$ 1.35	$ 0.66	$ 0.75	$ 0.85
Diluted earnings per share attributable to Tyco common shareholders:				
Income from continuing operations	$ 0.53	$ 0.16	$ 0.22	$ 0.37
Income from discontinued operations, net of income taxes	0.81	0.50	0.52	0.47
Net income attributable to Tyco common shareholders	$ 1.34	$ 0.66	$ 0.74	$ 0.84

(1) Net revenue excludes $1,591 million, $1,572 million, $1,710 million and $1,875 million of net revenue related to discontinued operations for the first, second, third and fourth quarters of 2011, respectively.

(2) Amounts reflect the correction of certain immaterial adjustments as described in Note 24 to the Consolidated Financial Statements. These adjustments reduced net revenue by approximately $9 million, $9 million, $16 million and $16 million for the first, second, third and fourth quarters, respectively. Income (loss) from continuing operations and basic and diluted earnings per share attributable to Tyco common shareholders was reduced $2 million and nil, $2 million and nil, $7 million and $0.02 and $3 million and $0.01 for the first, second, third and fourth quarters, respectively.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Acquisitions (Divestitures) and Other	Deductions[1]	Balance at End of Year
Accounts Receivable:					
Year Ended September 24, 2010	$115	$41	$ 2	$(62)	$96
Year Ended September 30, 2011[2]	96	24	(12)	(52)	56
Year Ended September 28, 2012[2]	56	41	6	(41)	62

(1) Deductions represent uncollectible accounts written off, net of recoveries.

(2) Amounts reflect the correction of certain immaterial adjustments as described in Note 24 to the Consolidated Financial Statements.

(This page intentionally left blank.)

SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense from continuing operations reflected in the Company's Consolidated Statement of Operations was approximately $3,850 million and $3,953 million for 2012 and 2011, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment from continuing operations was approximately $2,183 million as of September 28, 2012 and $1,637 million as of September 30, 2011.

c) Summary of Risk Assessment Performed by Management

See Note 10 of the accompanying Swiss standalone statutory financial statements for the risk assessment performed by management.

d) Remuneration of the Board of Directors and Executive Board

1) Basis of presentation

The following information sets forth the compensation for the years ended September 28, 2012 and September 30, 2011, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation of the Board is paid by Tyco International Ltd. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2012 proxy statement for the 2013 annual general meeting.

2) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal 2012 and 2011. Director compensation for fiscal 2012 and 2011 for non-employee directors consisted of an annual cash retainer of $100,000 and restricted stock units ("RSUs") with a grant date value of approximately $120,000 and a one-year vesting term. The lead Director received an additional $30,000 and the Chairs of the Compensation and Audit Committees received an additional $20,000. The Chair of the Nominating and Governance Committee received an additional fee of $15,000. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day for each special committee meeting that he or she attends. In fiscal 2012 Messrs. Gordon, Krol, Gupta and Duperreault received special committee fees, $3,750, $3,000, $3,750 and $3,750, respectively, in connection with the spin-offs of ADT and Tyco Flow Control and related searches to find qualified director nominees for those companies. A Director who is also an employee receives no additional remuneration for services as a Director.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Michael E. Daniels	2012	$100,000	$120,033	—	$220,033
	2011	$ 90,879	$120,043	$10,000	$220,922
Mr. Frank M. Drendel	2012	$ 275	—	—	$ 275
Mr. Brian Duperreault (L)(NC)	2012	$103,874	$120,033	$10,000	$233,907
	2011	$ 90,879	$120,043	$10,000	$220,922
Mr. Rajiv L. Gupta (CC)	2012	$123,750	$120,033	$10,063	$253,846
	2011	$108,599	$120,043	$ 479	$229,121
Mr. John A. Krol	2012	$103,000	$120,033	$12,126	$235,159
	2011	$ 90,879	$120,043	$ 9,806	$220,728
Dr. Brendan R. O'Neill (AC)	2012	$120,000	$120,033	—	$240,033
	2011	$110,879	$120,043	—	$230,922
Dr. William S. Stavropoulos	2012	$100,000	$120,033	—	$220,033
	2011	$ 90,879	$120,043	$10,000	$220,922
Ms. Sandra S. Wijnberg	2012	$100,000	$120,033	$ 5,720	$225,753
	2011	$ 90,879	$120,043	$ 5,195	$216,117
Mr. R. David Yost	2012	$100,000	$120,033	$10,000	$230,033
	2011	$ 90,879	$120,043	$20,000	$230,922
Former Directors:					
Mr. Timothy Donahue	2012	$ 99,725	$120,033	$ 220	$219,978
	2011	$ 90,879	$120,043	—	$210,922
Mr. Bruce S. Gordon	2012	$148,352	$120,033	$10,673	$279,058
	2011	$131,319	$120,043	$10,000	$261,362
Mr. Dinesh Paliwal	2012	$ 99,725	$120,033	$10,743	$230,501
	2011	$ 54,615	$120,043	$21,950	$196,608

(L) = Lead Director
(AC) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) During fiscal 2011, cash fees were increased and as a result directors received a pro rata portion of the cash fees described above. On September 28, 2012, Messrs. Donahue, Gordon and Paliwal resigned to become directors of ADT and were not paid Tyco fees for that day. They were paid pro rata ADT director fees as members of the ADT board for that day and that value was reported in the All Other Compensation column.

(2) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with U.S. GAAP under Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718 ("ASC 718"), excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. Mr. Yost's and Mr. Krol's matching charitable contributions exceeded the $10,000 limit on a

fiscal year basis and not on a calendar year basis. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $468 and $1,950 for any Director in fiscal 2012 and 2011, respectively.

3) Executive Compensation Tables

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen as of the end of fiscal 2012. On September 28, 2012, these individuals consisted of Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer; and Arun Nayar, the Senior Vice President and Treasurer. In connection with the 2012 Separation, Messrs. Breen, Sklarsky and Davidson resigned their executive positions with the Company. In addition, amounts are presented for Mr. Christopher J. Coughlin, the Company's former Executive Vice President and Chief Financial Officer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus [1]($) (d)	Stock/Unit Awards [2]($) (e)	Option Awards [2]($) (f)	Non-Equity Incentive Plan Compensation [3]($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4]($) (h)	All Other Compensation [5]($) (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2012	1,625,000	—	6,968,894	5,227,387	1,868,750	6,650,000	8,192,646	30,532,677
Chairman and Chief Executive Officer	2011	1,625,000	—	4,913,163	4,797,849	2,925,000	3,880,000	2,238,610	20,379,622
Frank S. Sklarsky	2012	700,000	—	1,600,845	877,612	644,000	—	3,030,289	6,852,746
Executive Vice President and Chief Financial Officer	2011	583,333	500,000	3,163,322	874,517	1,008,000	—	140,502	6,269,674
Judith A. Reinsdorf	2012	535,000	200,000	1,881,804	746,233	393,760	—	134,974	3,891,771
Executive Vice President and General Counsel	2011	532,500	—	1,102,852	686,570	616,500	—	186,980	3,125,402
Carol Anthony Davidson	2012	455,000	—	919,779	439,563	313,950	—	1,739,272	3,867,564
Senior Vice President, Controller and Chief Accounting Officer	2011	452,500	—	646,515	403,805	491,500	—	171,875	2,166,195
Arun Nayar	2012	430,000	61,458	914,804	438,806	296,700	—	113,647	2,255,415
Senior Vice President and Treasurer	2011	425,000	—	646,515	403,805	464,500	—	150,322	2,090,142
Former Officers									
Christopher J. Coughlin	2012	800,000	—	497,973	2,230	800,000	—	180,963	2,281,166
Executive Vice President and Chief Financial Officer	2011	800,000	—	—	—	720,000	—	260,804	1,780,804

(1) **Bonus:** The amount reported in column (d) for Mr. Sklarsky reflects the bonus received upon joining the Company in December 2010. The amounts reported for Ms Reinsdorf and Mr. Nayar represent a special one-time bonus related to the 2012 Separation.

(2) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2012 and fiscal 2011, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (e) and (f) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with ASC 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing

market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$10,015,478; Mr. Sklarsky—$1,779,005; Ms. Reinsdorf—$1,512,154; Mr. Davidson—$889,502; Mr. Nayar—$889,502.

Amounts in column (e) include the incremental fair value resulting from the modification of outstanding performance share unit awards. On July 12, 2012, in connection with the 2012 Separation, the Board approved the conversion of all outstanding performance share units of the Company into restricted stock units based on performance achieved through June 29, 2012. Each performance share unit converted into a number of restricted stock units at a ratio determined by the Compensation Committee based on its review and certification of performance results on August 2, 2012. Upon vesting of the resulting restricted stock units, each award will be settled in stock. All awards maintained their original vesting terms.

Amounts in column (f) for Mr. Breen, Mr. Davidson and Mr. Coughlin include the incremental fair value resulting from the modification of outstanding stock option awards. In connection with the 2012 Separation, stock option awards for Mr. Breen and Mr. Davidson were converted into options to acquire shares of the Company, ADT and Pentair in a manner that preserved the intrinsic value of the awards. This change constituted a modification under the authoritative guidance for accounting for stock compensation under U.S. GAAP, which requires a comparison of fair values of the share options immediately before the 2012 Separation and the fair values immediately after the 2012 Separation. In certain instances, the fair value immediately after the separation was higher.

(3) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (g) reflect annual cash incentive compensation for fiscal 2012 and 2011 (which was based on Company and individual performance in fiscal 2012 and 2011, and paid in the first quarter of fiscal 2013 and 2012, respectively).

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2012 and 2011, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(5) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, severance benefits, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the Consolidated Financial Statements for the Fiscal Year Ended September 28, 2012

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 60 00
www.deloitte.ch

Report of the Statutory Auditor

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of Tyco International Ltd., which comprise the consolidated balance sheet, statement of operations, statement of shareholders' equity, cash flow statement and notes (2012 Financials pages 82 - 162) for the fiscal year ended September 28, 2012.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America (US GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the fiscal year ended September 28, 2012 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with US GAAP and comply with Swiss law.



Report of the Statutory Auditor
on the Consolidated Financial Statements
of TYCO INTERNATIONAL LTD.
for the Fiscal Year Ended
September 28, 2012

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte AG

/s/ Bernd Pietrus

Bernd Pietrus
Licensed Audit Expert
Auditor in Charge

/s/ Andreas Steiner

Andreas Steiner
Licensed Audit Expert

Zurich, November 16, 2012
BPI/AST/swa

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Financial Statements and Report of the Statutory Auditor for the Fiscal Year Ended September 28, 2012

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 60 00
www.deloitte.ch

Report of the Statutory Auditor

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Tyco International Ltd., which comprise the balance sheet, statement of operations and notes for the fiscal year ended September 28, 2012.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with requirements of Swiss law and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the fiscal year ended September 28, 2012 comply with Swiss law and the Company's articles of incorporation.



Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligation (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ BERND PIETRUS	/s/ ANDREAS STEINER
Bernd Pietrus Licensed Audit Expert Auditor in Charge	Andreas Steiner Licensed Audit Expert

Zurich, November 14, 2012
BPI/AST/jst

Enclosures

– Financial statements (balance sheet, statement of operations and notes)

TYCO INTERNATIONAL LTD.

BALANCE SHEETS AS OF SEPTEMBER 28, 2012 AND SEPTEMBER 30, 2011

	NOTES	SWISS FRANCS Sep. 28, 2012	Sep. 30, 2011
ASSETS			
CURRENT ASSETS			
Cash		6,836	7,052
Accounts receivable from third parties		19,801,689	19,670,364
Accounts receivable from affiliated companies		1,013,460,524	989,807,437
Prepaid expenses		205,820	1,597,851
Total current assets		1,033,474,869	1,011,082,704
NON-CURRENT ASSETS			
Non-current accounts receivable from third parties		62,929,883	66,008,092
Investment in subsidiaries	7	31,582,460,556	40,697,829,174
Loans to affiliated companies		1,937,454,391	1,730,033,136
Total non-current assets		33,582,844,830	42,493,870,402
TOTAL ASSETS		34,616,319,699	43,504,953,106
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		403,304	214,875
Accrued and other current liabilities		174,959,945	289,109,294
Total current liabilities		175,363,249	289,324,169
NON-CURRENT LIABILITIES			
Unrealized foreign currency translation gain	2c	4,961,321,977	7,405,135,378
Non-current accounts payable to affiliated companies		3,364,768,931	3,070,038,368
Loans from affiliated companies		18,486,354,138	19,176,802,756
Other non-current liabilities		442,934,551	358,374,894
Total non-current liabilities		27,255,379,597	30,010,351,396
SHAREHOLDERS' EQUITY			
Share capital		3,258,632,435	3,258,632,435
Reserve from capital contributions			
General reserve		817,677,442	817,677,442
Reserve for treasury shares		1,094,800,436	961,278,399
Contributed surplus		22,418,077,913	35,254,539,039
Accumulated deficit, brought forward		(27,086,849,774)	(34,246,650,764)
Net income		6,683,238,401	7,159,800,990
Total shareholders' equity	8	7,185,576,853	13,205,277,541
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		34,616,319,699	43,504,953,106

See notes to the financial statements

TYCO INTERNATIONAL LTD.

STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 28, 2012 AND SEPTEMBER 30, 2011

	NOTES	SWISS FRANCS Sep. 28, 2012	SWISS FRANCS Sep. 30, 2011
INCOME			
Dividend income	7	14,684,442,132	7,391,967,123
Other income		154,081,896	177,764,491
Gain from sale of subsidiaries		1,619,670	847,364,025
Interest income from affiliated companies		130,181,611	675,085
Total income		14,970,325,309	8,417,770,724
EXPENSES	9		
Administration expenses		(430,169,845)	(234,822,217)
Professional fees		(1,537,286)	(12,454,616)
Interest expense to affiliated companies		(250,001,426)	(951,097,879)
Foreign currency exchange loss		(21,414)	(19,747,797)
Adjustment to investment in subsidiaries	7	(7,513,423,220)	—
Legacy litigation		(4,630,596)	(14,303,102)
Other expenses		(87,303,121)	(25,544,123)
Total expenses		(8,287,086,908)	(1,257,969,734)
INCOME BEFORE TAXES		6,683,238,401	7,159,800,990
TAXES		—	—
NET INCOME FOR THE YEAR		6,683,238,401	7,159,800,990

See notes to the financial statements

TYCO INTERNATIONAL LTD.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED SEPTEMBER 28, 2012 AND SEPTEMBER 30, 2011

1. BASIS OF PRESENTATION

Tyco International Ltd. (Tyco or the Company) is the holding company of Tyco Group with a listing on the New York Stock Exchange (NYSE). Tyco International Ltd.'s principal activity is the holding of subsidiaries.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Unless otherwise indicated, references in the financial statements to 2012 and 2011 are to the Company's fiscal years ending September 28, 2012 and September 30, 2011, respectively. Fiscal 2012 was a 52-week year which ended on September 28, 2012. Fiscal year 2011 was a 53-week year.

The accompanying financial statements comply with Swiss Law. The financial statements present the financial position of the holding company on a standalone basis. Additionally, Note 13 includes certain supplemental information described under articles 663-663h of the Swiss Code of Obligations for the consolidated financial statements of the Company. The notes are presented in Swiss Francs, with the exception of Notes 11 and 13 which are presented in U.S. Dollar amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents are considered to be all cash on hand, deposits and highly liquid investments with an original maturity of three months or less at time of purchase.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. Investments are reviewed annually for impairment.

c) Translation of foreign currencies—translation of the U.S. Dollar ($) functional currency into Swiss Francs (CHF)

As permitted by Swiss law, the functional currency is US dollar which is translated into Swiss Francs. Assets, other than investments in subsidiaries, and liabilities are translated at year end exchange rate. Investment in subsidiaries and shareholders' equity are translated at historical rate. During the years ended September 28, 2012 and September 30, 2011, income and expenses were translated using the average monthly exchange rate, except for dividend income and gain from sale of subsidiaries, which were translated using the exchange rate at the transaction date. Unrealized net exchange losses are recorded in the statement of operations and unrealized net exchange gains are deferred until realized.

d) Financial instruments

The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate risk and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

contract. All derivative financial instruments are reported on the balance sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in foreign currency exchange results along with offsetting transaction gains and losses on the items being hedged. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

e) **Other liabilities**

Other liabilities primarily represent the fair value of the guarantees and indemnifications under a Tax Sharing Agreement. See Note 5.

3. 2012 SEPARATION TRANSACTION

Effective September 28, 2012, Tyco completed the spin-offs of The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. ("Tyco Flow Control")), formerly the North American residential security and flow control businesses of Tyco, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax-free, all-stock merger ("the Merger"), with Pentair Ltd. ("Pentair") succeeding Pentair Inc. as an independent publicly traded company. The distribution was made on September 28, 2012, to Tyco shareholders of record on September 17, 2012, which resulted in a reduction to the Company's contributed surplus of CHF 12,364 million. Each Tyco shareholder received 0.50 of a common share of ADT and approximately 0.24 of a common share of Pentair for each Tyco common share held on the record date. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. The distributions, the Merger and related transactions are collectively referred to herein as the "2012 Separation".

4. DIVESTITURES

On November 9, 2011, the Company announced that it entered into an agreement to sell a majority interest in its Electrical and Metal Products business to an affiliate of the private equity firm Clayton, Dubilier & Rice, LLC (the "Investor"). The Company formed a newly incorporated holding company, Atkore International Group Inc. ("Atkore"), to hold the Company's Electrical and Metal Products business. On December 22, 2011, the transaction closed and the Investor acquired shares of a newly-created class of cumulative convertible preferred stock of Atkore (the "Preferred Stock"). The Preferred Stock initially represented 51% of the outstanding capital stock (on an as-converted basis) of Atkore. The transaction did not have a material financial impact on the Company's standalone financial statements. The gain on disposal is recorded within restructuring, asset impairment and divestiture (gains) charges, net in the Company's consolidated financial statements. The Company's retained ownership interest in Atkore is accounted for under the equity method of accounting in the Company's consolidated financial statements.

5. GUARANTEES

Tyco International Ltd. fully and unconditionally guarantees public debt facilities of approximately CHF 1,356 million and CHF 3,683 million as of September 28, 2012 and September 30, 2011,

5. GUARANTEES (Continued)

respectively, issued by Tyco International Finance S.A. (TIFSA), a subsidiary of the Company. As of September 28, 2012 the Company guarantees TIFSA's credit facility of approximately CHF 939,600 million and TIFSA's commercial paper program approximately $1,000 million (CHF 939 million). As of September 30, 2011, the Company guaranteed TIFSA's two credit facilities of approximately CHF 1,385 million and TIFSA's commercial paper of approximately $1,000 million (CHF 900 million).

Effective June 29, 2007, Tyco completed the spin-offs of Covidien Plc. (Covidien) and TE Connectivity Ltd. (TE Connectivity), formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "2007 Separation") in the form of a distribution to Tyco shareholders.

There are certain guarantees or indemnifications extended among Tyco, Covidien, TE Connectivity, ADT and Pentair in accordance with the terms of the 2007 and 2012 Separation and Distribution Agreements and Tax Sharing Agreements. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreements. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement related to the 2012 Separation was CHF 66,241,798 and nil, which was included in other non-current liabilities on the balance sheet as of September 28, 2012 and September 30, 2011, respectively, with an offset to other expenses in the statement of operations on the separation date. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement related to the 2007 Separation was CHF 383,104,605 (of which CHF 12,590,258 is included in accrued and other current liabilities and the remaining amount in other non-current liabilities) on the Company's balance sheet as of September 28, 2012. The liability was CHF 392,854,027 (of which CHF 44,430,553 was included in accrued and other current liabilities and the remaining amount in other non-current liabilities) as of September 30, 2011.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien, TE Connectivity, ADT and Pentair operating entities. In connection with both the 2012 and 2007 Separations, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien, TE Connectivity, ADT and Pentair, as appropriate. To the extent these guarantees were not assigned prior to the Separation dates, Tyco assumed primary liability on any remaining such support. The Company's obligations related to the 2012 Separation were CHF 3,204,024 and nil, which were primarily included in other non-current liabilities on the balance sheet as of September 28, 2012 and September 30, 2011, respectively, with an offset to other expenses in the statement of operations on the separation date. The Company's obligations related to the 2007 Separation were CHF 3,269,808 and CHF 3,258,724, which were primarily included in other non-current liabilities on the balance sheet as of September 28, 2012 and September 30, 2011, respectively.

As of September 28, 2012, the Company had three outstanding letters of credit totaling CHF 18,317,589. As of September 30, 2011, the Company had three outstanding letters of credit totaling CHF 17,549,482.

The Company is a member of a "Swiss VAT Group" (the "Group"). All companies in the Group maintain primary responsibility for their own Swiss VAT liabilities. However, in the event of non-compliance by any company in the Group, all companies within the Group are jointly and severally liable for any Swiss VAT liabilities.

6. COMMITMENTS AND CONTINGENCIES

In connection with the 2007 Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the 2007 Separation. Under the Separation and Distribution Agreement, the Company, Covidien and TE Connectivity are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and TE Connectivity 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

The Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. On September 24, 2012, the Company settled the charges related to these alleged improper payments with the Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") and agreed to pay approximately CHF 24 million in fines, disgorgements and prejudgment interest to the DOJ and SEC. The Company expects to make the payment in the first quarter of fiscal 2013. In connection with the settlement, the Company entered into a non-prosecution agreement with the DOJ, and a subsidiary of the Company (which is no longer a subsidiary as a result of the 2012 Separation) pleaded guilty to one count of conspiracy to violate the Foreign Corrupt Practices Act ("FCPA"). Pursuant to the non-prosecution agreement, the Company has acknowledged that a number of its subsidiaries made payments, both directly and indirectly, to government officials in order to obtain and retain business with private and state-owned entities, and falsely or inaccurately described the payments in the subsidiaries' books, records and accounts. The non-prosecution agreement also acknowledges the Company's timely, voluntary and complete disclosure to the DOJ, and its cooperation with the DOJ's investigation—including a global internal investigation concerning bribery and related misconduct—and extensive remediation. Under the non-prosecution agreement, the Company has also agreed to cooperate with and report periodically to the DOJ concerning its compliance efforts, and to continue to implement an enhanced compliance program and internal controls designed to prevent and detect FCPA violations. Notwithstanding the settlement of the DOJ and SEC investigations, the Company may be subject to allegations of FCPA violations in the future as well as commercial impacts such as lost revenue from customers who decline to do business with the Company as a result of its entry into the non-prosecution agreement or otherwise as a result of these compliance matters. If so, or if it is unable to comply with the provisions of the non-prosecution agreement, it may be subject to additional investigation or enforcement by the DOJ or SEC. In such a case, the Company could be subject to material fines, injunctions on future conduct, the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Covidien and TE Connectivity agreed, in connection with the 2007 Separation, to cooperate with the Company in its responses regarding these matters, and agreed that liabilities primarily related to the former Healthcare and Electronics businesses of the Company would be assigned to Covidien and TE Connectivity, respectively. As a result, Covidien and TE Connectivity have agreed to contribute

6. COMMITMENTS AND CONTINGENCIES (Continued)

approximately CHF 4.6 million and CHF 0.2 million, respectively, towards the aforementioned CHF 24 million.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

7. SIGNIFICANT INVESTMENTS WITH DIRECT OWNERSHIP BY TYCO INTERNATIONAL LTD.

The following schedule summarizes the Company's significant directly owned investments as of September 28, 2012 and September 30, 2011:

Company	Country	Currency	Share Capital	Purpose	Ownership % 2012	Ownership % 2011
Tyco Kappa Limited	Bermuda	USD	12,000	holding company	100	100
Tyco Capital Holdings Ltd.	Bermuda	USD	12,000	holding company	100	100
Tyco International Finance S.A.	Luxembourg	USD	445,000	holding company	100[1]	100[1]

[1] Tyco International Finance S.A. holds 105,515 treasury shares, which are indirectly held by Tyco.

During the year ended September 28, 2012, share premium in the amount of CHF 2,711 million was repaid by Tyco International Finance S.A. to the Company in the form of a dividend. During the year ended September 28, 2012, the 2012 Separation resulted in the Company recognizing dividend income of CHF 11,973 million, which was subsequently distributed to the shareholders as described in Note 3. As a result of the share premium repayment and the 2012 Separation, the investment in Tyco International Finance S.A was reduced by CHF 9,182 million, of which CHF 7,513 million was recognized through the statement of operations and CHF 1,669 million was recognized through a reduction of the unrealized foreign currency translation gain on the balance sheet.

During the year ended September 30, 2011, the Company sold its investments in Obsidian HCM Med Holdings Ireland and SEC Investments of Ireland to a direct subsidiary of the Company. The Company recognized a total gain of CHF 781 million on the sales, which was included in gain from sale of subsidiaries on the statement of operations for the year ended September 30, 2011.

8. SHAREHOLDERS' EQUITY

As of September 28, 2012, the Company's share capital amounted to CHF 3,258,632,435 or 486,363,050 registered common shares with a par value of CHF 6.70 per share. As of September 30, 2011, the Company's share capital amounted to CHF 3,258,632,435 or 486,363,050 registered common shares with a par value of CHF 6.70 per share following the cancellation of 28,088,101 registered common shares with a par value of CHF 6.70 per share.

8. SHAREHOLDERS' EQUITY (Continued)

Until March 9, 2013, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,628,100,000 by issuing a maximum of 243,000,000 shares. In addition, (i) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 321,127,717 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company.

(CHF)	Share capital	General reserve	Reserve for treasury shares	Contributed surplus	Accumulated deficit	Net income/ (loss)	Total
Balance as of September 24, 2010	3,683,470,241	817,677,442	1,073,784,387	36,490,531,246	(32,841,167,004)	(1,405,483,760)	7,818,812,552
Capital reduction	(236,647,529)			10,004,333			(226,643,196)
Allocation of prior year net loss					(1,405,483,760)	1,405,483,760	—
Net income for the year						7,159,800,990	7,159,800,990
Purchases and issuances of treasury shares			1,001,351,034	(1,001,351,034)			—
Cancellation of treasury shares	(188,190,277)		(1,113,857,022)	188,190,277			(1,113,857,022)
Cash dividends				(432,835,783)			(432,835,783)
Balance as of September 30, 2011	3,258,632,435	817,677,442	961,278,399	35,254,539,039	(34,246,650,764)	7,159,800,990	13,205,277,541
Allocation of prior year net income					7,159,800,990	(7,159,800,990)	—
Net income for the year						6,683,238,401	6,683,238,401
Purchases and issuances of treasury shares			133,522,037	(133,522,037)			—
2012 Separation				(12,364,382,142)			(12,364,382,142)
Cash dividends				(338,556,947)			(338,556,947)
Balance as of September 28, 2012	3,258,632,435	817,677,442	1,094,800,436	22,418,077,913	(27,086,849,774)	6,683,238,401	7,185,576,853

Cash Dividends

Prior to May 2011, the Company paid dividends in the form of a return of share capital from the Company's registered share capital. These payments were made free of Swiss withholding taxes. The Company now makes dividend payments from its contributed surplus equity position in its Swiss statutory accounts. These payments are also made free of Swiss withholding taxes. Unlike payments made in the form of a reduction to registered share capital, which are required to be denominated in Swiss Francs and converted to U.S. Dollars at the time of payment, payments from the contributed surplus account may effectively be denominated in U.S. Dollars.

Under Swiss law, the authority to declare dividends is vested in shareholders, and on March 7, 2012, the Company's shareholders approved a cash dividend of $0.50 per share, payable to shareholders in two quarterly installments of $0.25. The first installment of $0.25 was paid on May 23, 2012 to shareholders of record on April 27, 2012. The second installment of $0.25 was paid on August 22, 2012 to shareholders of record on July 27, 2012. On September 17, 2012, the Company's shareholders approved an additional cash dividend of $0.30 per share, payable to shareholders in two quarterly installments of $0.15 on November 15, 2012 and February 20, 2013. The $0.30 dividend reflects the impact of the 2012 Separation on the Company's dividend policy. As a result, the Company recorded an accrued dividend of $231 million as of March 7, 2012 and an additional accrued dividend of $139 million as of September 17, 2012 and a corresponding reduction to contributed surplus. The Company records its accrued dividend in accrued and other current liabilities in the Company's Balance Sheet.

On March 9, 2011, the Company's shareholders approved an annual dividend on the Company's common shares of $1.00 per share, which was paid from contributed surplus in four installments of $0.25 per share to shareholders on record on April 29, 2011, July 29, 2011, October 28, 2011 and January 27, 2012.

8. SHAREHOLDERS' EQUITY (Continued)

There was nil and CHF 10,004,333, respectively, allocated from share capital to contributed surplus, related to the impact of dividends declared as a capital reduction on shares owned directly by the Company for the years ended September 28, 2012 and September 30, 2011, respectively.

Consolidation of Reserves

To comply with Swiss tax regulations, the Company's shareholders approved that the accounts "General reserve" and "Reserve for treasury shares" and "Contributed surplus" be consolidated and form subaccounts of a new "Reserve from capital contributions". The subaccounts "General reserve" and "Reserve for treasury shares" are legal reserves which need to be covered by net assets before the Company is legally permitted to pay dividends. The "Contributed surplus" account was allocated to the proposed "Reserve from capital contributions" as subaccount of the legal reserves for tax purposes. This allocation preserved the ability of the Company to distribute from the "Contributed surplus" subaccount to shareholders free of Swiss withholding taxes.

Treasury Shares

The Company's Board of Directors approved the $1.0 billion 2011 share repurchase program, the $1.0 billion 2010 share repurchase program and the $1.0 billion 2008 share repurchase program, in April 2011, September 2010 and July 2008, respectively. During the year ended September 28, 2012, the Company repurchased 10,496,302 shares for CHF 462,725,127 under the 2011 repurchase program. During the year ended September 30, 2011, the Company repurchased 30,000,663 shares for CHF 1,232,617,191 under the 2008 and 2010 share repurchase program. Both the 2008 and 2010 share repurchase programs were completed during the year ended September 30, 2011. As of September 28, 2012, approximately $0.2 million remained authorized under the 2012 share repurchase program.

As of September 28, 2012 and September 30, 2011, 24,174,397 common shares and 21,790,502 common shares, respectively, were owned by a subsidiary and held in treasury.

	Held by Subsidiary		Held by Tyco International Ltd.		Total Treasury Shares	
	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)	Number of shares	Carrying value (CHF)
Balance as of September 24, 2010	10,688,158	451,972,018	15,409,000	621,812,369	26,097,158	1,073,784,387
Purchases	17,321,562	740,572,538	12,679,101	492,044,653	30,000,663	1,232,617,191
Issuance of shares for stock based equity awards	(6,219,218)	(231,266,157)	—	—	(6,219,218)	(231,266,157)
Cancellations	—	—	(28,088,101)	(1,113,857,022)	(28,088,101)	(1,113,857,022)
Balance as of September 30, 2011	21,790,502	961,278,399	—	—	21,790,502	961,278,399
Purchases	10,496,302	462,725,127	—	—	10,496,302	462,725,127
Issuance of shares for stock based equity awards	(8,112,407)	(329,203,090)	—	—	(8,112,407)	(329,203,090)
Balance as of September 28, 2012	24,174,397	1,094,800,436	—	—	24,174,397	1,094,800,436

9. EXPENSES

Total personnel expenses amounted to CHF 1,207,232 for the year ended September 28, 2012 and CHF 1,042,802 for the year ended September 30, 2011.

10. RISK ASSESSMENT AND MANAGEMENT

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations.

The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012

a) Basis of presentation

The following information sets forth the compensation for the years ended September 28, 2012 and September 30, 2011, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation of the Board is paid by Tyco International Ltd. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2012 proxy statement for the 2013 annual general meeting.

b) Remuneration of the Non-Employee Directors

The table below reflects Director compensation for fiscal 2012 and 2011. Director compensation for fiscal 2012 and 2011 for non-employee directors consisted of an annual cash retainer of $100,000 and restricted stock units ("RSUs") with a grant date value of approximately $120,000 and a one-year vesting term. The lead Director received an additional $30,000 and the Chairs of the Compensation and Audit Committees received an additional $20,000. The Chair of the Nominating and Governance Committee received an additional fee of $15,000. In addition, any member of a special committee of the Board receives meeting fees in an amount of $1,500 per day for each special committee meeting that he or she attends. In fiscal 2012 Messrs. Gordon, Krol, Gupta and Duperreault received special committee fees, $3,750, $3,000, $3,750 and $3,750, respectively, in connection with the spin-offs of ADT and Tyco Flow Control and related searches

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

to find qualified director nominees for those companies. A Director who is also an employee receives no additional remuneration for services as a Director.

Name	Fiscal Year	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Michael E. Daniels	2012	$100,000	$120,033	—	$220,033
	2011	$ 90,879	$120,043	$10,000	$220,922
Mr. Frank M. Drendel	2012	$ 275	—	—	$ 275
Mr. Brian Duperreault (L)(NC)	2012	$103,874	$120,033	$10,000	$233,907
	2011	$ 90,879	$120,043	$10,000	$220,922
Mr. Rajiv L. Gupta (CC)	2012	$123,750	$120,033	$10,063	$253,846
	2011	$108,599	$120,043	$ 479	$229,121
Mr. John A. Krol	2012	$103,000	$120,033	$12,126	$235,159
	2011	$ 90,879	$120,043	$ 9,806	$220,728
Dr. Brendan R. O'Neill (AC)	2012	$120,000	$120,033	—	$240,033
	2011	$110,879	$120,043	—	$230,922
Dr. William S. Stavropoulos	2012	$100,000	$120,033	—	$220,033
	2011	$ 90,879	$120,043	$10,000	$220,922
Ms. Sandra S. Wijnberg	2012	$100,000	$120,033	$ 5,720	$225,753
	2011	$ 90,879	$120,043	$ 5,195	$216,117
Mr. R. David Yost	2012	$100,000	$120,033	$10,000	$230,033
	2011	$ 90,879	$120,043	$20,000	$230,922
Former Directors:					
Mr. Timothy Donahue	2012	$ 99,725	$120,033	$ 220	$219,978
	2011	$ 90,879	$120,043	—	$210,922
Mr. Bruce S. Gordon	2012	$148,352	$120,033	$10,673	$279,058
	2011	$131,319	$120,043	$10,000	$261,362
Mr. Dinesh Paliwal	2012	$ 99,725	$120,033	$10,743	$230,501
	2011	$ 54,615	$120,043	$21,950	$196,608

(L) = Lead Director
(AC) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) During fiscal 2011, cash fees were increased and as a result directors received a pro rata portion of the cash fees described above. On September 28, 2012, Messrs. Donahue, Gordon and Paliwal resigned to become directors of ADT and were not paid Tyco fees for that day. They were paid pro rata ADT director fees as members of the ADT board for that day and that value was reported in the All Other Compensation column.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

(2) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with U.S. GAAP under Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718 ("ASC 718"), excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Directors during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. Mr. Yost's and Mr. Krol's matching charitable contributions exceeded the $10,000 limit on a fiscal year basis and not on a calendar year basis. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $468 and $1,950 for any Director in fiscal 2012 and 2011, respectively.

c) Executive Compensation Tables

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen as of the end of fiscal 2012. On September 28, 2012, these individuals consisted of Edward D. Breen, the Chairman and Chief Executive Officer; Frank S. Sklarsky, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President, Controller and Chief Accounting Officer; and Arun Nayar, the Senior Vice President and Treasurer. In connection with the 2012 Separation, Messrs. Breen, Sklarsky and Davidson resigned their executive positions with the Company. In addition, amounts are presented for Mr. Christopher J. Coughlin, the Company's former Executive Vice President and Chief Financial Officer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock/Unit Awards[2] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation[3] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) (h)	All Other Compensation[5] ($) (i)	Total ($) (j)
Current Officers									
Edward D. Breen	2012	1,625,000	—	6,968,894	5,227,387	1,868,750	6,650,000	8,192,646	30,532,677
Chairman and Chief Executive Officer	2011	1,625,000	—	4,913,163	4,797,849	2,925,000	3,880,000	2,238,610	20,379,622
Frank S. Sklarsky	2012	700,000	—	1,600,845	877,612	644,000	—	3,030,289	6,852,746
Executive Vice President and Chief Financial Officer	2011	583,333	500,000	3,163,322	874,517	1,008,000	—	140,502	6,269,674
Judith A. Reinsdorf	2012	535,000	200,000	1,881,804	746,233	393,760	—	134,974	3,891,771
Executive Vice President and General Counsel	2011	532,500	—	1,102,852	686,570	616,500	—	186,980	3,125,402
Carol Anthony Davidson	2012	455,000	—	919,779	439,563	313,950	—	1,739,272	3,867,564
Senior Vice President, Controller and Chief Accounting Officer	2011	452,500	—	646,515	403,805	491,500	—	171,875	2,166,195
Arun Nayar	2012	430,000	61,458	914,804	438,806	296,700	—	113,647	2,255,415
Senior Vice President and Treasurer	2011	425,000	—	646,515	403,805	464,500	—	150,322	2,090,142
Former Officers									
Christopher J. Coughlin	2012	800,000	—	497,973	2,230	800,000	—	180,963	2,281,166
Executive Vice President and Chief Financial Officer	2011	800,000	—	—	—	720,000	—	260,804	1,780,804

(1) **Bonus:** The amount reported in column (d) for Mr. Sklarsky reflects the bonus received upon joining the Company in December 2010. The amounts reported for Ms Reinsdorf and Mr. Nayar represent a special one-time bonus related to the 2012 Separation.

(2) **Stock/Unit Awards and Option Awards**: The amounts in columns (e) and (f) reflect the fair value of equity awards granted in fiscal 2012 and fiscal 2011, which consisted of stock options, restricted stock units (RSUs) and performance share units. The amounts reported in columns (e) and (f) for the Company's executive board represents the fair value of the entire amount of the award calculated in accordance with ASC 718, excluding the effect of estimated forfeitures. For stock options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of Tyco common stock on the date of grant. For performance share units, fair value is based on a model that considers the closing market price of Tyco common stock on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of performance share units included in the table assumes target performance. The following amounts represent the maximum potential performance share value by individual: Mr. Breen—$10,015,478; Mr. Sklarsky—$1,779,005; Ms. Reinsdorf—$1,512,154; Mr. Davidson—$889,502; Mr. Nayar—$889,502.

Amounts in column (e) include the incremental fair value resulting from the modification of outstanding performance share unit awards. On July 12, 2012, in connection with the 2012 Separation, the Board approved the conversion of all outstanding performance share units of the Company into restricted stock units based on performance achieved through June 29, 2012. Each performance share unit converted into a number of restricted stock units at a ratio determined by the Compensation Committee based on its review and certification of performance results on August 2, 2012. Upon vesting of the resulting restricted stock units, each award will be settled in stock. All awards maintained their original vesting terms.

Amounts in column (f) for Mr. Breen, Mr. Davidson and Mr. Coughlin include the incremental fair value resulting from the modification of outstanding stock option awards. In connection with the 2012 Separation, stock option awards for Mr. Breen and Mr. Davidson were converted into options to acquire shares of the Company, ADT and Pentair in a manner that preserved the intrinsic value of the awards. This change constituted a modification under the authoritative guidance for accounting for stock compensation under U.S. GAAP, which requires a comparison of fair values of the share options immediately before the 2012 Separation and the fair values immediately after the 2012 Separation. In certain instances, the fair value immediately after the separation was higher.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

(3) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (g) reflect annual cash incentive compensation for fiscal 2012 and 2011 (which was based on Company and individual performance in fiscal 2012 and 2011, and paid in the first quarter of fiscal 2013 and 2012, respectively).

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings**: The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2012 and 2011, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(5) **All Other Compensation**: The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, severance benefits, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

d) Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2012 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Officers and Directors			
Edward D. Breen	Non-Executive Chairman	4,252,528[2][3][5]	*
Michael E. Daniels	Director	4,501	*
Sam Eldessouky	Senior Vice President, Controller and Chief Accounting Officer	14,222[3]	*
Frank M. Drendel	Director	0	*
Brian Duperreault	Lead Director	23,946[2]	*
Rajiv L. Gupta	Director	23,387[2]	*
John A. Krol	Director	28,675[2]	*
Arun Nayar	Executive Vice President and Chief Financial Officer	120,932[3][4]	*
George Oliver	Director and Chief Executive Officer	1,028,036[3][4]	*
Brendan R. O'Neill	Director	26,225[2]	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	292,327[3][4]	*
William S. Stavropoulos	Director	15,000[2]	*
Sandra S. Wijnberg	Director	31,198[2][3]	*
R. David Yost	Director	24,412	*
All current directors and executive officers as a group (17 persons)		5,994,605	1.3%

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2012, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31,

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

2012. All current Directors and executive officers, as a group (17 persons), were beneficial owners of 5,994,605 shares (or approximately 1.3% of the outstanding common shares as of October 31, 2012. There were 465,381,375 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen 991,807; Mr. Duperreault, 17,611; Mr. Gupta, 14,565; Mr. Krol, 20,361; Dr. O'Neill, 20,361; Dr. Stavropoulos, 8,386; and Ms. Wijnberg, 20,361. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2012 as follows: Mr. Breen, 2,779,708; Mr. Eldessouky, 8,507; Mr. Nayar, 55,212; Mr. Oliver, 862,088; Ms. Reinsdorf, 198,555; and Ms. Wijnberg, 4,973.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2012, as follows: Mr. Nayar, 1,915; Mr. Oliver, 2,716; and Ms. Reinsdorf, 2,383.

(5) Includes 92,000 shares held in the Edward D. Breen 2012-6 GRAT.

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2011 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	3,184,044[2][3][5]	*
Michael E. Daniels	Director	2,424	*
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	301,648[3]	*
Timothy M. Donahue	Director	9,358[2]	*
Brian Duperreault	Director	21,534[2]	*
Bruce S. Gordon	Lead Director	29,235[2][3]	*
Rajiv L. Gupta	Director	20,340[2]	*
John A. Krol	Director	32,207[2][3]	*
Arun Nayar	Senior Vice President and Treasurer	122,910[3]	*
Brendan R. O'Neill	Director	28,735[2][3]	*
Dinesh Paliwal	Director	0	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	286,253[3]	*
Frank S. Sklarsky	Executive Vice President and Chief Financial Officer	33,031[3][4]	*
William S. Stavropoulos	Director	12,764[2]	*
Sandra S. Wijnberg	Director	28,735[2][3]	*
R. David Yost	Director	22,335	*

* Less than 1.0%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2011, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2011. All current Directors and executive officers, as a group (22 persons), were beneficial owners of 5,906,635 shares (or approximately 1.3% of the outstanding common shares as of October 31, 2011. There were 461,874,301 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 972,938; Mr. Donahue, 5,571; Mr. Duperreault, 17,276; Mr. Gordon, 19,974; Mr. Gupta, 14,288; Mr. Krol, 19,974; Dr. O'Neill, 19,974; Mr. Stavropoulos, 8,227; and Ms. Wijnberg, 19,974. Distribution of the DSUs to Board members will occur upon the earlier of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) a change in control of the Company, or (iii) calendar year 2017. Upon such termination or change in control, as the

11. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2012 (Continued)

case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2011 as follows: Mr. Breen, 1,872,932; Mr. Davidson, 276,934; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 80,575; Dr. O'Neill, 4,974; Ms. Reinsdorf, 222,057; Mr. Sklarsky, 18,125; and Ms. Wijnberg, 4,974.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2011, as follows: Mr. Sklarsky, 14,906.

(5) Includes 16,565 shares held in the Edward D. Breen 2010-1 Trust.

12. SIGNIFICANT SHAREHOLDERS

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

	2012		2011	
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2012	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on October 31, 2011
BlackRock Inc. 55 East 52nd Street New York, NY 10055	29,568,489(1)	6.4%	26,987,657(2)	5.84%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	N/A	N/A	29,539,000(3)	6.40%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	N/A	N/A	24,690,882(4)	5.35%

(1) The amount shown for the number of common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A dated January 20, 2012 that it filed with the SEC, indicating beneficial ownership as of December 30, 2011.

(2) The amount shown for the number of common shares over which BlackRock Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 9, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

(3) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 14, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

12. SIGNIFICANT SHAREHOLDERS (Continued)

(4) The amount shown for the number of common shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 10, 2011 that it filed with the SEC, indicating beneficial ownership as of December 31, 2010.

13. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense from continuing operations reflected in the Company's Consolidated Statement of Operations was approximately $3,850 million and $3,953 million for 2012 and 2011, respectively. The Company considers personnel expense to be salaries and wages, bonus and other compensation and fringe benefits.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment from continuing operations was approximately $2,183 million as of September 28, 2012 and $1,637 million as of September 30, 2011.

c) Summary of Risk Assessment Performed by Management

See Note 10 of the accompanying Swiss standalone statutory financial statements for the risk assessment performed by management.

d) Remuneration of the Board of Directors and Executive Board

See Note 11 of the accompanying Swiss standalone statutory financial statements for remuneration of the Board of Directors and Executive Board.

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Confirmation of the Statutory Auditor to the 2013 Annual General Meeting of Shareholders Regarding Agenda Item No. 5(b)—Proposal of an Ordinary Cash Dividend



Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 60 00
www.deloitte.ch

CONFIRMATION OF THE STATUTORY AUDITOR

To the Annual General Meeting of Shareholders

As statutory auditor, we have audited the Board of Directors' proposal to distribute an ordinary cash dividend from the company's contributed surplus (the "dividend") of Tyco International Ltd. to the Annual General Meeting of Shareholders to be held on March 6, 2013.

The compliance with Swiss law and the Company's articles of incorporation for the proposed dividend is the responsibility of the Board of Directors. Our responsibility is to confirm that the proposed dividend complies with Swiss law and the company's articles of incorporation. We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Swiss Code of Obligation (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about the proposed dividend being free from material violations of the statutory requirements. We have performed the audit procedures considered appropriate to the circumstances. We believe that our audit provides a reasonable basis for our opinion.

We confirm that the proposed dividend complies with Swiss law and the Company's articles of incorporation.

Deloitte AG

/s/ Bernd Pietrus	/s/ Andreas Steiner
Bernd Pietrus Licensed Audit Expert Auditor in charge	Andreas Steiner Licensed Audit Expert

Zurich, January 11, 2013
BPI/AST/osu

Enclosure
– Proposal 5(b)—Approval of an Ordinary Cash Dividend as included in the Schedule 14A (Definitive Proxy Statement) filing with the United States Securities and Exchange Commission

Proposal 5(b)—Approval of an Ordinary Cash Dividend

The Board of Directors proposes that ordinary cash dividend in the amount of $0.64 per share be made out of the Company's "contributed surplus" equity position in its statutory accounts. Payment of the dividend will be made in four equal quarterly installments of $0.16 in May 2013, August 2013, November 2013 and February 2014 at such times and with such record dates as shall be determined by our Board of Directors. Dividend payments shall be made with respect to the outstanding share capital of the Company on the record date for the applicable dividend payment, which amount excludes any shares held by the Company or any of its subsidiaries. The deduction to Tyco's contributed surplus in its statutory accounts, which is required to be made in Swiss francs, shall be determined based on the aggregate amount of the dividend and shall be calculated based on the USD / CHF exchange rate in effect on the date of the Annual General Meeting. The U.S. dollar amount of the dividend shall be capped at an amount such that the aggregate reduction to the Company's contributed surplus shall not exceed CHF 600 million (or approximately $1.40 per share based on the USD / CHF exchange rate of CHF 0.92 per $ 1.00 in effect on January 7, 2013). To the extent that a dividend payment would exceed the cap, the U.S. dollar per share amount of the current or future dividends shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. In addition, the aggregate reduction in contributed surplus shall be increased for any shares issued, and decreased for any shares acquired, after the Annual General Meeting and before the record date for the applicable dividend installment payment.

(This page intentionally left blank.)

Board of Directors

Edward D. Breen
Chairman
Tyco International Ltd.

Michael E. Daniels
Senior Vice President
IBM, Global Technology Services

Frank M. Drendel
Non-Executive Chairman
CommScope Holding Company

Brian Duperreault
Former President and Chief Executive Officer
Marsh & McLennan Companies, Inc.

Rajiv Gupta
Former Chairman and Chief Executive Officer
Rohm and Haas Company

John A. Krol
Former Chairman and Chief Executive Officer
E.I. du Pont de Nemours & Company

George R. Oliver
Chief Executive Officer
Tyco International Ltd.

Brendan R. O'Neill
Former Chief Executive Officer and Director
Imperial Chemical Industries PLC

William S. Stavropoulos
Former Chairman, President and Chief Executive Officer
Dow Chemical Company

Sandra S. Wijnberg
Chief Administrative Officer
Aquiline Holdings LLC

R. David Yost
Former Chief Executive Officer and Director
AmerisourceBergen

Senior Management Team

George R. Oliver
Chief Executive Officer

Scott Clements
President of Vertical Market Solutions and Chief Technology Officer

Larry Costello
Executive Vice President and Chief Human Resources Officer

Vivek Kamath
Senior Vice President and Chief Procurement Officer

Brian McDonald
Chief Operating Officer
Installation and Services

Arun Nayar
Executive Vice President and Chief Financial Officer

Judith A. Reinsdorf
Executive Vice President and General Counsel

John Repko
Senior Vice President and Chief Information Officer

Colleen Repplier
President, Tyco Fire Protection Products

Mike Ryan
President, Tyco Security Products and Life Safety Products

Corporate Data

Registered & Principal Executive Office
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland
+41-52-633-02-44

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Registered shareholders (shares held in your own name) with questions, such as change of address, lost certificates or dividend checks, should contact Tyco's transfer agent at:
Computershare
250 Royall Street
Canton, MA 02021
800-685-4509
201-680-6578
www.computershare.com/investor
Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

Stock Exchange
The company's common shares are traded on the New York Stock Exchange under the ticker symbol TYC.

Tyco on the Internet
The 2012 Tyco Annual Report is available online at www.tyco.com/2012.annualreport. Tyco's website, www.tyco.com, contains the latest company news and information.

Trademarks
All trademarks herein owned by or licensed to Tyco International Ltd. or its subsidiaries.

Caution Concerning Forward-Looking Statements

This report contains a number of forward-looking statements. Words, and variations of words, such as "expect", "intend", "will", "anticipate", "believe", "propose", "potential", "continue", "opportunity", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, revenue, operating income and other financial projections, statements regarding the health and growth prospects of the industries and end markets in which Tyco operates, the leadership, resources, potential, priorities, and opportunities for Tyco in the future, statements regarding Tyco's credit profile and capital allocation priorities, and statements regarding Tyco's acquisition, divestiture, restructuring and capital market related activities. The forward-looking statements in this report are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Such risks and uncertainties include, but are not limited to: economic, business, competitive, technological or regulatory factors that adversely impact Tyco or the markets and industries in which it competes; unanticipated expenses such as litigation or legal settlement expenses; tax law changes; and industry specific events or conditions that may adversely impact revenue or other financial projections. Actual results could differ materially from anticipated results. Tyco is under no obligation (and expressly disclaims any obligation) to update its forward-looking statements. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended Sept. 28, 2012 and in subsequent filings with the Securities and Exchange Commission.

Form 10-K and SEC Certifications

A copy of the Form 10-K filed by the company with the SEC for fiscal 2012, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, Freier Platz 10, CH-8200 Schaffhausen, Switzerland. The Form 10-K is also available on the company's website at www.tyco.com.

Design: Ideas On Purpose, ideasonpurpose.com
Printing: DG3

Cover and pages 1–8 were printed on 10% post-consumer recycled paper certified by the Forest Stewardship Council™ (FSC®). The Proxy Statement and Form 10-K were printed on 20% post-consumer recycled paper.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C013980

tyco

Tyco
Freier Platz 10
Ch-8200 Schaffhausen
Switzerland

www.tyco.com